As confidentially submitted with the U.S. Securities and Exchange Commission on March 31, 2023.
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission, and all information herein is strictly confidential.

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

AMENDMENT NO. 1 TO
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________

Australian Oilseeds Holdings Limited
(Exact name of registrant as specified in its charter)

____________________________

Cayman Islands	2070	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590
02 6942 4347
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

Gary Seaton
Chairman and CEO
Australian Oilseeds Holdings Limited
126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590
02 6942 4347
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

Barry I. Grossman, Esq. Jessica Yuan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300	Debbie A. Klis, Esq. Juan J. Grana, Esq. Rimon PC 1990 K Street, NW Suite 420 Washington DC 20006 (202) 935-3390

____________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Business Combination contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Pubco may not issue these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS, SUBJECT TO COMPLETION,
DATED MARCH 31, 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
EDOC ACQUISITION CORP.

AND

PROSPECTUS FOR ORDINARY SHARES,
WARRANTS, AND
SHARES UNDERLYING WARRANTS
OF
AUSTRALIAN OILSEEDS INVESTMENTS PTY LTD., ACN 158 999 949

The board of directors of EDOC Acquisition Corp., a Cayman Islands exempted company (“EDOC”), has unanimously approved that certain Business Combination Agreement, dated as of December 5, 2022 (as amended on March 31, 2023, and as may be further amended, the “Business Combination Agreement”), with American Physicians LLC, a Delaware limited liability company, in the capacity as the representative, from and after the Closing (as defined below) for the shareholders of Purchaser and Pubco (as defined below) (other than the Sellers (as defined below)) in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”), upon execution of a joinder thereto, Australian Oilseeds Holdings Limited, a Cayman Islands exempted company (“Pubco”), upon execution of a joinder thereto, AOI Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Australian Oilseeds Investments Pty Ltd., ACN 158 999 949, an Australian proprietary company (“AOI”), Gary Seaton, in his capacity as the representative for the Sellers, in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”), and (vii) each of the holders of AOI’s outstanding ordinary shares named on Annex I to the Business Combination Agreement (the “Primary Sellers”), as amended from time to time, to include subsequent parties that execute and deliver to Purchaser, Pubco and AOI, a Joinder (the “Joining Sellers”), and the holders of AOI’s outstanding ordinary shares who are bound by the provisions of the Business Combination Agreement pursuant to the drag-along rights set forth in AOI’s memorandum and articles of association (the “Drag-Along Sellers”, and collectively with the Joining Sellers, the “Sellers”).

At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive substantially identical securities of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, par value $0.0001 per share (“Pubco Ordinary Shares”) (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions” or the “Business Combination”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act and the Australian Act.

Exchange Consideration

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) $190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of $4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco ordinary share to be issued to the Sellers valued at $10.00, as set forth in the Business Combination Agreement attached hereto as Annex A.

The Exchange Consideration is subject to adjustment after the Closing based on final confirmation of AOI’s net working capital, the outstanding indebtedness of AOI and its subsidiaries net of cash and cash equivalents, and any unpaid transaction expenses of AOI, as of the date of the Closing. If the finally determined number of Exchange Shares is (i) greater than the estimated number of Exchange Shares, Pubco will issue an additional number of Pubco Ordinary Shares equal to such difference to the Sellers, subject to a maximum amount equal to the amount of Escrow Property (as defined below) at such time or (ii) less than the estimated number of Exchange Shares, Pubco will cause the Escrow Agent (as defined below) to release from escrow a number of Escrow Shares equal to such difference to Pubco, subject to a maximum amount equal to the Escrow Property at such time.

The parties agreed that at or prior to the Closing, Pubco, the Primary Sellers, the Purchaser Representative, the Seller Representative and the Escrow Agent will enter into an Escrow Agreement, effective as of the Closing, in form and substance reasonably satisfactory to EDOC and AOI (the “Escrow Agreement”), pursuant to which a number of Exchange Shares equal to 15% of the estimated Exchange Consideration issuable to the Sellers at the Closing (such Exchange Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted the “Escrow Shares”) shall be subject to the restrictions of the Escrow Agreement and shall be held by the Escrow Agent, along with any dividends, distributions or income thereon (together with the Escrow Shares, the “Escrow Property”) in a segregated account (the “Escrow Account”) and disbursed in accordance with the Business Combination Agreement and the Escrow Agreement. The Escrow Shares will be held in the Escrow Account for a period of 12 months after the Closing and shall be the sole and exclusive source of payment for any post-Closing purchase price adjustment and for any post-closing indemnification claims (other than certain fraud claims and breaches of AOI and the Sellers’ fundamental representations, as discussed below). At the 12-month anniversary of the Closing, all remaining Escrow Property will be released to the Sellers in accordance with the Business Combination Agreement. However, an amount of Escrow Property equal to the value of any pending and unresolved claims will remain in the Escrow Account until finally resolved.

It is anticipated that upon completion of the Business Combination, the EDOC public shareholders would own an interest of approximately 7.7% in Pubco, the Sponsor will own an interest of approximately 9.4% of Pubco, and the AOI shareholders will own an interest of approximately 80.0% of Pubco, assuming none of the EDOC shareholders exercise their redemption rights in connection with the Meeting (as defined below). If the actual facts are different from the assumptions set forth above (which they are likely to be), the percentage ownership set forth above will be different.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of shareholders of EDOC scheduled to be held on [            ], 2023 (the “Meeting”).

EDOC’s Public Shares, Public Warrants and Public Rights are currently listed on The Nasdaq Capital Market under the symbols “ADOC,” “ADOCR,” and “ADOCW,” respectively. EDOC’s units commenced public trading on Nasdaq on November 10, 2020, and ceased public trading on December 9, 2020. Pubco will apply for listing, to be effective at the time of the Business Combination, of the Pubco Ordinary Shares, as well as the Pubco Warrants issued in exchange for EDOC’s Public Warrants on The Nasdaq Capital Market under the symbols “COOT” and “COOTW” respectively. Pubco will not have units or rights traded following consummation of the Business Combination.

Each of EDOC and Pubco is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Meeting. EDOC encourages you to carefully read this entire document and the documents incorporated by reference. You should also carefully consider the risk factors described in “Risk Factors” on page 57 of this proxy statement/prospectus.

Pubco is, and will be after the consummation of the Business Combination, considered a “foreign private issuer” under the Exchange Act and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Pubco is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Pubco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Pubco’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pubco’s securities. Accordingly, after the Business Combination, if you continue to hold Pubco’s securities, you may receive less or different information about Pubco than you currently receive about EDOC. See “Risk Factors — Pubco will be a “foreign private issuer” and, as a result, we will be permitted to rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of the Pubco Ordinary Shares.”

In addition, as a “foreign private issuer”, Pubco is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Pubco currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Pubco that it does follow, Pubco cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow Pubco to follow its home country practice. Unlike the requirements of Nasdaq, Pubco is not required, under the corporate governance practice and requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor is Pubco required to have a compensation committee, a nominating or a corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of Pubco Ordinary Shares. For additional information regarding the home country practices Pubco intends to follow in lieu of Nasdaq requirements, see the section of this proxy statement/prospectus entitled “Description of Pubco Securities — Comparison of Corporate Governance and Shareholder Rights.”

Pubco would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Pubco’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Pubco’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Pubco’s assets are located in the United States; or (iii) Pubco’s business is administered principally in the United States. If Pubco loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Pubco would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Pubco’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [            ], 2023, and is first being mailed to EDOC security holders on or about [            ], 2023.

EDOC ACQUISITION CORP.
7612 Main Street Fishers
Suite 200
Victor, NY 14564
(585) 678-1198

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [            ], 2023

TO THE SHAREHOLDERS OF EDOC:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Meeting”) of EDOC Acquisition Corp., a Cayman Islands exempted company (“EDOC”), will be held at [            a.m.] Eastern Time, on [            ], 2023, at the office of [            ]. You can participate in the Meeting and vote your shares electronically via live webcast by visiting [______________] with the password of [            ] and entering the voter control number included on your proxy card. You will not be required to attend the Meeting in person in order to vote, and EDOC encourages virtual participation. You are cordially invited to attend the Meeting via the live webcast noted above, which will be held for the following purposes:

(1)    to consider and vote upon a proposal, as a Special Resolution, to approve amendments (the “NTA Amendments”) to the Existing Organizational Documents, which amendments shall be effective, if adopted and implemented by EDOC, immediately prior to the consummation of the proposed Business Combination, to remove the requirements contained in the Existing Organizational Documents limiting EDOC’s ability to consummate an initial business combination if EDOC would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination. We refer to this proposal as the “NTA Proposal”. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will not be presented to EDOC’s shareholders at the Meeting. The NTA Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The NTA Proposal”;

(2)    to consider and vote upon a proposal, as a Special Resolution, to approve the Business Combination Agreement, dated as of December 5, 2022 (as amended on March 31, 2023, and as may be further amended, the “Business Combination Agreement”), by and among EDOC, American Physicians LLC, a Delaware limited liability company, in the capacity as the representative from and after the Closing for the shareholders of Purchaser and Pubco (other than the Sellers) in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”), upon execution of a joinder thereto, upon execution of a joinder thereto, Australian Oilseeds Holdings Limited, a Cayman Islands exempted company (“Pubco”), upon execution of a joinder thereto, upon execution of a joinder thereto, AOI Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Australian Oilseeds Investments Pty Ltd., ACN 158 999 949, an Australian proprietary company (“AOI”), Gary Seaton, in his capacity as the representative for the Sellers in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) and each of the holders of AOI’s outstanding ordinary shares named on Annex I to the Business Combination Agreement (the “Primary Sellers”), as amended from time to time to include subsequent parties that execute and deliver to Purchaser, Pubco and AOI a Joinder (the “Joining Sellers”), and the holders of AOI’s outstanding ordinary shares who are bound by the provisions of the Business Combination Agreement pursuant to the drag-along rights set forth in AOI’s memorandum and articles of association (the “Drag-Along Sellers”, and collectively with the Joining Sellers, the “Sellers”). At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive substantially identical securities of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, par value $0.0001 per share (“Pubco Ordinary Shares”) (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the

“Transactions” or the “Business Combination”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act and the Australian Act, such proposal to include authorization of the Plan of Merger (as defined below) by Special Resolution. We refer to this proposal as the “Business Combination Proposal,” which is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A, and a copy of the form of the Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex C;

(3)    to consider and vote upon a proposal, as a Special Resolution, immediately prior to the consummation of the Business Combination, assuming the Business Combination Proposal is approved, to replace Pubco’s current memorandum and articles of association with the amended and restated memorandum and articles of association of Pubco (the “Proposed Memorandum and Articles”). We refer to this proposal as the “Memorandum and Articles Proposal,” which is described in more detail in the accompanying proxy statement/prospectus under the heading “The Memorandum and Articles Proposal.” A copy of the form of the Proposed Memorandum and Articles is attached to the accompanying proxy statement/prospectus as Annex B;

(4)    separate and apart from the vote on the Memorandum and Articles Proposal, to consider and vote upon, as an Ordinary Resolution, on an advisory and non-binding basis, six separate proposals with respect to certain governance provisions in the Proposed Memorandum and Articles; we refer to these proposals as the “Organizational Documents Advisory Proposals,” which are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Advisory Proposals”;

(5)    to approve the adoption, as an Ordinary Resolution, of the Pubco 2023 Equity Incentive Plan (the “Incentive Plan”); we refer to this proposal as the “Equity Incentive Plan Proposal,” which is described in more detail in the accompanying proxy statement/prospectus under the heading “The Equity Incentive Plan Proposal”;

(6)    to consider and vote upon a proposal, as an Ordinary Resolution to consider and vote on a proposal to elect, effective at Closing, five (5) directors to serve terms on Pubco’s board of directors until the 2024 annual meeting of shareholders and until their respective successors are duly elected and qualified; we refer to this proposal as the “Director Election Proposal,” which is described in more detail in the accompanying proxy statement/prospectus under the heading “The Director Election Proposal”; and

(7)    to consider and vote upon a proposal, as an Ordinary Resolution, to adjourn the Meeting to a later date or dates, if necessary or desirable, at the determination of the EDOC Board; we refer to this proposal as the “Adjournment Proposal,” which is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal”.

These foregoing items of business (the “Proposals”) are described in the accompanying proxy statement/prospectus, which EDOC encourages you to read in its entirety before voting. Only holders of record of EDOC Ordinary Shares at the close of business on [            ], 2023 are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

After careful consideration, the EDOC Board has determined that the NTA Proposal, the Business Combination Proposal, the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Advisory Proposals, the Director Election Proposal and the Adjournment Proposal are fair to and in the best interests of EDOC and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” each of the director nominees set forth in the Director Election Proposal and, if presented at the Meeting “FOR” the Adjournment Proposal.

Under the Business Combination Agreement, the approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved by EDOC’s shareholders, the Business Combination will not be consummated.

Additionally, the Business Combination Proposal is conditioned on the approval of the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal (collectively, the “Condition Precedent Proposals”). The NTA Proposal is conditioned on the approval of the Business Combination Proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which EDOC encourages you to read carefully and in its entirety before voting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

The votes on the Organizational Documents Advisory Proposals are not required by Cayman Islands laws and are instead being submitted to EDOC’s shareholders pursuant to SEC guidance. These votes will be advisory and non-binding and are intended to provide the EDOC shareholders with an opportunity to present their separate views on important governance provisions that are intended to be adopted by Pubco upon the consummation of the Business Combination. The Organizational Documents Advisory Proposals are conditioned upon the approval of the Memorandum and Articles Proposal.

The Sponsor has agreed to vote their shares in favor of the Business Combination Proposal and has also indicated that they intend to vote their shares in favor of all other Proposals being presented at the Meeting. As of March 29, 2023, the Sponsor held 2,099,152 EDOC Class A Ordinary Shares and one (1) EDOC Class B Ordinary Share issued and outstanding, which constitute approximately 57.38% of the total issued and outstanding EDOC Ordinary Shares.

All EDOC shareholders are cordially invited to attend the Meeting. To ensure your representation at the Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of EDOC Ordinary Shares, you may also cast your vote via Internet or telephone. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote yourself, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on any of the Proposals.

A complete list of EDOC shareholders of record entitled to vote at the Meeting will be available for ten (10) days before the Meeting at the principal executive offices of EDOC for inspection by shareholders during ordinary business hours for any purpose germane to the Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. EDOC looks forward to your continued support.

[ ], 2023	By Order of the Board of Directors

Kevin Chen Chairman of the Board and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.    TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT EDOC REDEEM YOUR SHARES NO LATER THAN 5:00 P.M. EASTERN TIME ON [ ], 2023 (TWO (2) BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS) BY (A) DELIVERING A REDEMPTION NOTICE TO EDOC’S TRANSFER AGENT AND (B) TENDERING YOUR SHARES TO EDOC’S TRANSFER AGENT. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. WHETHER OR NOT, OR HOW, YOU VOTE ON ANY PROPOSAL, WILL NOT AFFECT YOUR ELIGIBILITY FOR EXERCISING REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED AT THIS TIME IN CONNECTION WITH THE BUSINESS COMBINATION. IF YOU HOLD THE SHARES IN “STREET NAME”, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF EDOC SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about EDOC and AOI from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing, by e-mail or by telephone at the appropriate address below:

EDOC Acquisition Corp.
7612 Main Street Fishers
Suite 200
Victor, NY 14564
Attention: Kevin Chen
Tel: (585) 678-1198
Email: kevin.chen@edocmed.net

or

Karen Smith
President & CEO
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
(banks and brokers can call collect at (206) 870-8565)
Email: ksmith@advantageproxy.com

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than [            ], 2023, 72 hours before the date of the Meeting.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the SEC by Pubco (File No. 333-            ), constitutes a prospectus of Pubco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Pubco Ordinary Shares, Pubco Warrants and Pubco Ordinary Shares underlying Pubco Warrants, to be issued if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the extraordinary general meeting of shareholders of EDOC at which EDOC shareholders will be asked to consider and vote upon the approval of the Business Combination Proposal, among other matters.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, AOI relies on and refers to industry data, information and statistics regarding the markets in which it competes from publicly available information, industry and general publications and research and studies conducted by third parties. This information appears under the section of this proxy statement/prospectus entitled “Business of AOI.” AOI has taken such care as it considers reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. AOI assumes liability for the accuracy and completeness of such information to the extent included in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the section of this proxy statement/prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Pubco, AOI, and EDOC and their respective subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, TM and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the term “AOI” refers to Australian Oilseeds Investments Pty Ltd., ACN 158 999 949, an Australian proprietary company, and the term “EDOC” refers to EDOC Acquisition Corp., a Cayman Islands exempted company. “Pubco” refers to Australian Oilseeds Holdings Limited, a Cayman Islands exempted company. For further information on the structure of AOI, please see “Summary of the Proxy Statement/Prospectus — Post-Business Combination Corporate Structure.”

In this document:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Adjournment Proposal” means a proposal to adjourn the Meeting to a later date or dates, if the chairman of the Meeting deems it necessary or appropriate, including, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Business Combination Proposal.

“Ancillary Documents” means each agreement, instrument or document attached to the Business Combination Agreement as an exhibit or to be executed or delivered by any of the parties to the Business Combination Agreement in connection with or pursuant to the Business Combination Agreement, including without limitation, the Non-Competition Agreements, the Lock-Up Agreements, the Founder Registration Rights Agreement Amendment, the Seller Registration Right Agreement, the Sponsor Support Agreement, the Proposed Memorandum and Articles, the Surviving Company A&R Memorandum and Articles (as defined in the Business Combination Agreement), the Employment Agreements (as defined in the Business Combination Agreement) and the Incentive Plan.

“AOI” means Australian Oilseeds Investments Pty Ltd., ACN 158 999 949, an Australian proprietary company.

“Australian Act” means the Corporations Act 2001 of Australia, as amended.

“Broker non-vote” means the failure of an EDOC shareholder, who holds his, her or its shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination Agreement” means the Business Combination Agreement, dated as of December 5, 2022, as amended on March 31, 2023, and as may be further amended, by and among EDOC, AOI, Pubco, Merger Sub, Purchaser Representative, Seller Representative and the Sellers, a copy of which is attached hereto as Annex A.

“Business Combination Agreement Amendment No. 1” means the amendment to the Business Combination Agreement, dated as of March 31, 2023, by and between EDOC, AOI, the Purchaser Representative and Merger Sub. A copy of Business Combination Agreement Amendment No. 1 is attached to this proxy statement/prospectus as Annex A-1.

“Business Combination” or “Transactions” means, collectively, the transactions contemplated by the Business Combination Agreement, including the Merger and the Share Exchange.

“Business Combination Proposal” means a proposal to approve the Business Combination Agreement and the Transactions, including authorization of the Plan of Merger (as defined below).

“Closing” means the closing of the Transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (as Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced.

“Condition Precedent Proposals” means the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal.

“Director Election Proposal” means a proposal to approve the adoption by an Ordinary Resolution, to elect, effective at Closing, five directors to serve terms on Pubco’s board of directors until the 2024 annual meeting of shareholders and until their respective successors are duly elected and qualified.

“Drag-Along Sellers” means the holders of AOI’s outstanding ordinary shares who are bound by the provisions of the Business Combination Agreement pursuant to the drag-along rights set forth in AOI’s memorandum and articles of association.

“EDOC” or “Purchaser” means EDOC Acquisition Corp., a Cayman Islands exempted company.

“EDOC Class A Ordinary Shares” means Class A ordinary shares, par value $0.0001 per share, of EDOC.

“EDOC Class B Ordinary Shares” means Class B ordinary shares, par value $0.0001 per share, of EDOC.

“EDOC Ordinary Shares” means EDOC Class A Ordinary Shares and EDOC Class B Ordinary Shares.

“EDOC Rights” means the Public Rights included in the Units sold in the Initial Public Offering, and the Private Rights as part of the Private Units, each of which is exercisable for one-tenth (1/10) of one EDOC Class A Ordinary Shares, in accordance with its terms.

“EDOC Securities” means collectively, the EDOC Units, the EDOC Ordinary Shares, the EDOC Preference Shares, the EDOC Rights and the EDOC Warrants.

“EDOC Units” means the Private Units and Public Units of EDOC.

“EDOC Warrants” means the Private Warrants and Public Warrants of each exercisable for one-half of one EDOC Class A Ordinary Share, each whole EDOC Warrant exercisable for $11.50 per share.

“Effective Time” means the time at which the Merger becomes effective in accordance with the Companies Act.

“Equity Incentive Plan Proposal” means a proposal to approve the Incentive Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Consideration” means the total number of Exchange Shares to be issued by Pubco to the Sellers as consideration for the Purchased Shares which shall be an aggregate number of Pubco Ordinary Shares equal to (i) $190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of $4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco Ordinary Share to be issued to the Sellers valued at $10.00.

“Exchange Shares” means the aggregate number of Pubco Ordinary Shares issuable as Exchange Consideration at Closing of the Transactions.

“Existing Organizational Documents” means the amended and restated memorandum of EDOC, as amended, as in effect as of the date of this proxy statement/prospectus.

“Founder Shares” means Class B Ordinary Shares of EDOC (and the Class A shares underlying such Class B ordinary Shares following conversion), 2,250,000 of which are currently outstanding and were issued to the Initial Shareholders prior to the Initial Public Offering of EDOC.

“I-Bankers” are to I-Bankers Securities, Inc., the representative of the underwriters in EDOC’s IPO.

“I-Bankers Units” means the 65,000 units that EDOC sold privately to I-Bankers and/or its designees simultaneously with the closing of the IPO.

“I-Bankers Warrants” means the 450,000 warrants that EDOC sold privately to I-Bankers simultaneously with the closing of the IPO, which warrants are exercisable for $12.00 per share, for cash or on a cashless basis, at the holder’s option, at any time commencing on the later of the closing of an initial business combination or August 12, 2022 and terminating on the five year anniversary thereof; provided, that I-Bankers has agreed that neither it nor its designees will be permitted to exercise the warrants after November 9, 2025.

“Incentive Plan” means Australian Oilseeds Holdings Limited 2023 Equity Incentive Plan, as may be amended from time to time.

“Initial Public Offering” or “IPO” means the initial public offering of Units of EDOC, which was consummated on November 12, 2020.

“Initial Shareholders” means the Sponsor and any EDOC officers or directors that hold Founder Shares.

“Insider Letter Agreement” means the letter agreement, dated as of November 9, 2020, between EDOC and each of the holders of Founder Shares.

“Insider Units” means the 414,000 private units that EDOC sold privately to the Sponsor and/or its designees simultaneously with the closing of the IPO.

“IPO Prospectus” means the final prospectus of EDOC, dated as of November 9, 2020, and filed with the SEC on November 12, 2020 (File No. 333-248819).

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Joining Sellers” means the holders of AOI’s outstanding ordinary shares that are subsequently added to the Annex I of the Business Combination Agreement by executing and delivering to EDOC, Pubco and AOI a Joinder agreement.

“Memorandum and Articles Proposal” means a proposal to approve the adoption by the sole member of Pubco prior to Closing, of the Proposed Memorandum and Articles, conditional on, and effective immediately prior to, the consummation of the Business Combination.

“Meeting” or “Extraordinary General Meeting” means the extraordinary general meeting of shareholders of EDOC, to be held on [            ], 2023 at [            ] a.m. Eastern Time.

“Merger Sub” means AOI Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco.

“Minimum Cash Condition” means the condition that upon the Closing, EDOC shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, prior to giving effect to the payment of EDOC’s unpaid expenses or liabilities, of at least equal to $10,000,000.

“Nasdaq” means The Nasdaq Capital Market.

“NTA Proposal” means the proposal to amend the Existing Organizational Documents, immediately prior to the consummation of the proposed Business Combination, to remove the requirements limiting EDOC’s ability to consummate an initial business combination if EDOC would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination.

“Ordinary Resolution” means an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding EDOC Ordinary Shares that are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

“Organizational Documents” means the formation documents of any of the entities listed herein, including the Proposed Memorandum and Articles, as they may be amended.

“Organizational Documents Advisory Proposals” means the six separate proposals to approve, on an advisory and non-binding basis, certain governance provisions in the Proposed Memorandum and Articles.

“PIPE Investment” means a private placement, and/or backstop arrangements with potential investors, in either case on terms mutually agreeable to EDOC, AOI and Australian Oilseeds Investments Pty Ltd., acting reasonably.

“Plan of Merger” means the Cayman Islands law governed plan of merger required to be filed with the Registrar of Companies of the Cayman Islands for the purposes of, and in order to give effect to, the Merger, in the form attached to this proxy statement/prospectus as Annex C.

“Primary Sellers” means each of the holders of AOI’s outstanding ordinary shares named on Annex I of the Business Combination Agreement.

“Private Right” means one right that was included as part of each Private Unit entitling the holder thereof to receive one-tenth (1/10th) of a Class A Ordinary Share upon the consummation by Purchaser of its initial business combination.

“Private Units” means the Insider Units and the I-Bankers units, issued by EDOC in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) EDOC Class A Ordinary Share, one (1) Private Warrant and one (1) Private Right.

“Private Units Lock-Up Period” means the period during which the Private Units are subject to the applicable transfer restrictions set forth in the Insider Letter Agreement.

“Private Warrants” means one whole warrant that was included in as part of each Private Unit, entitling the holder thereof to purchase one half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share.

“Proposed Memorandum and Articles” means the amended and restated memorandum and articles of association of Pubco to be adopted immediately prior to consummation of the Business Combination.

“Proxy statement/prospectus” means the proxy statement/prospectus included in this Registration Statement on Form F-4 (Registration No. 333-            ) filed by Pubco with the SEC.

“Pubco” means Australian Oilseeds Holdings Limited, a Cayman Islands exempted company.

“Pubco Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Pubco, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

“Pubco Preference Shares” means the preference shares, par value $0.0001 per share, of Pubco.

“Pubco Private Warrant” means a warrant entitling the holder thereof to purchase one-half of one Pubco Ordinary Share at a purchase price of $11.50 per whole share.

“Pubco Public Warrant” means a warrant entitling the holder thereof to purchase one-half of one Pubco Ordinary Share at a purchase price of $11.50 per whole share.

“Pubco Securities” means the Pubco Ordinary Shares, the Pubco Preference Shares and the Pubco Warrants, collectively.

“Pubco Warrants” means the Pubco Private Warrants, and Pubco Public Warrants, collectively.

“Public Right” means one right that was included as part of each Public Unit entitling the holder thereof to receive one-tenth (1/10th) of an EDOC Class A Ordinary Share upon the consummation by EDOC of its Business Combination.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means EDOC Class A Ordinary Shares issued as part of the Units sold in the Initial Public Offering.

“Public Units” or “Units” means units issued in the IPO, each consisting of one EDOC Class A Ordinary Share, one-half (1/2) of one Public Warrant and one Public Right.

“Public Warrants” means the Warrants included in the Units sold in the Initial Public Offering, each whole Warrant being exercisable for one-half (1/2) of one EDOC Class A Ordinary Share, in accordance with its terms.

“Purchaser” means EDOC Acquisition Corp., a Cayman Islands exempted company.

“Redemption” means the right of the holders of EDOC Ordinary Shares to have their shares redeemed in accordance with the Existing Organizational Documents and the procedures set forth in this proxy statement/prospectus.

“Representative Shares” means the 75,000 EDOC Class A ordinary shares issued to I-Bankers in connection with the IPO.

“Rights Agent” means Continental Stock Transfer & Trust Company, in its capacity as warrant agent under the Rights Agreement.

“Rights Agreement” means the Rights Agreement, dated as of November 9, 2020, between EDOC and the Rights Agent.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Sellers” refer to collectively, Primary Sellers, Joining Sellers and the Drag-Along Sellers.

“Share Exchange” means immediately prior to the Merger, the offer by Pubco to acquire all of the issued and outstanding ordinary shares of AOI from the Sellers in exchange for Pubco Ordinary Shares, with AOI becoming a wholly-owned subsidiary of Pubco.

“Special Resolution” means a special resolution under Cayman Islands law and as defined in the Companies Act, being a resolution passed by a majority of at least two-thirds of the votes which are cast by those holders of the issued and outstanding EDOC Ordinary Shares that, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.

“Sponsor” means American Physicians LLC, a Delaware limited liability company, the sole manager of which is Xiaoping Becky Zhang.

“Sponsor Notes” means the November 2021 Note, the February 2022 Note, the August 2022 Note, the October 2022 Note, the November 2022 Note, the January 2023 Note and the February 2023 Note.

“Trust Account” means the trust account that holds a portion of the proceeds of the Initial Public Offering and the sale of the Private Warrants.

“Underwriting Agreement” means the Underwriting Agreement dated as of November 9, 2020, between EDOC and I-Bankers, in its capacity as managing underwriter thereunder.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Warrants” includes Public Warrants and Private Warrants.

“Warrant Agent” means Continental Stock Transfer & Trust Company, in its capacity as warrant agent under the Warrant Agreement.

“Warrant Agreement” means the Warrant Agreement, dated as of November 9, 2020, between EDOC and the Warrant Agent.

SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Annex A and incorporated by reference herein. EDOC’s shareholders, Warrant holders, Rights holders and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Business Combination Agreement.

General Description of the Business Combination Agreement

The parties to the Business Combination Agreement are EDOC, Pubco, the Purchaser Representative, Merger Sub, AOI, the Seller Representative and the Sellers. At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive substantially identical securities of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, par value $0.0001 per share (“Pubco Ordinary Shares”) (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions” or the “Business Combination”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act and the Australian Act.

Exchange Consideration

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco Ordinary Shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) $190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of $4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco Ordinary Share to be issued to the Sellers valued at $10.00, as set forth in the Business Combination Agreement attached as Annex A.

The Exchange Consideration is subject to adjustment after the Closing based on final confirmation of AOI’s net working capital, the outstanding indebtedness of AOI and its subsidiaries net of cash and cash equivalents, and any unpaid transaction expenses of AOI, as of the date of the Closing. If the finally determined number of Exchange Shares is (i) greater than the estimated number of Exchange Shares, Pubco will issue an additional number of Pubco Ordinary Shares equal to such difference to the Sellers, subject to a maximum amount equal to the amount of Escrow Property (defined below) at such time or (ii) less than the estimated number of Exchange Shares, Pubco will cause the Escrow Agent (as defined below) to release from escrow a number of Escrow Shares equal to such difference to Pubco, subject to a maximum amount equal to the Escrow Property at such time.

The parties agreed that at or prior to the Closing, Pubco, the Primary Sellers, the Purchaser Representative, the Seller Representative and the Escrow Agent will enter into an Escrow Agreement, effective as of the Closing, in form and substance reasonably satisfactory to EDOC and AOI (the “Escrow Agreement”), pursuant to which a number of Exchange Shares equal to 15% of the estimated Exchange Consideration issuable to the Sellers at the Closing (such Exchange Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted the “Escrow Shares”) shall be subject to the restrictions of the Escrow Agreement and shall be held by the Escrow Agent, along with any dividends, distributions or income thereon (together with the Escrow Shares, the “Escrow Property”) in a segregated account (the “Escrow Account”) and disbursed in accordance with the Business Combination Agreement and the Escrow Agreement. The Escrow Shares will be held in the Escrow Account for a period of 12 months after the Closing and shall be the sole and exclusive source of payment for any post-Closing purchase price adjustment and for any post-closing indemnification claims (other than certain fraud claims and breaches of AOI and the Sellers’ fundamental representations, as discussed below). At the 12-month anniversary of the Closing, all remaining Escrow Property will be released to the Sellers in accordance with the Business Combination Agreement. However, an amount of Escrow Property equal to the value of any pending and unresolved claims will remain in the Escrow Account until finally resolved.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents, subject to certain customary exceptions.

In the Business Combination Agreement, AOI made certain customary representations and warranties to EDOC, including among others, related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) company permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) top customers and suppliers; (24) certain business practices; (25) Investment Company Act; (26) finders and brokers; (27) food law compliance; (28) information supplied; and (29) independent investigation.

In the Business Combination Agreement, EDOC made certain customary representations and warranties to AOI, Pubco and the Sellers, including among others, related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings and financial statements; (7) absence of certain changes; (8) compliance with laws; (9) actions; orders; permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act; (17) certain business practices; (18) insurance; (19) independent investigation; (20) information supplied; and (21) Trust Account.

Additionally, Pubco made certain customary representations and warranties to EDOC, AOI and the Sellers with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) ownership of Exchange Shares; (7) Pubco and Merger Sub activities; (8) finders and brokers; (9) Investment Company Act; (10) information supplied; (11) independent investigation; and (12) no other representations.

Additionally, the Sellers made certain customary representations and warranties to EDOC, AOI and the Sellers with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) ownership; (4) government approvals; (5) non-contravention; (6) no litigation; (7) investment representations; (8) finders and brokers; (9) information supplied; (10) independent investigation; and (11) no other representations.

Survival and Indemnification

The representations and warranties of AOI and the Sellers survive the Closing for 12 months, other than (i) representations and warranties of AOI regarding (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and the Ancillary Documents; (3) capitalization; (4) subsidiaries; (5) intellectual property; (6) taxes and tax returns; (7) benefit plans; (8) environmental matters; and (9) finders and brokers and (ii) the representations and warranties of the Sellers regarding (1) organization and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and the Ancillary Documents; (3) ownership of the Purchased Shares and (4) finders and brokers, which will each survive until 30 days after the expiration of the applicable statute of limitations. The representations and warranties of EDOC do not survive the Closing.

All covenants, obligations and agreements of AOI will not survive the Closing unless by their terms they apply to or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms). The covenants, obligations and agreements made by EDOC will not survive the Closing, except for those covenants that by their terms apply to or are to be performed in whole or in part after the Closing (which such covenants will survive the Closing and continue until fully performed in accordance with their terms).

The Primary Sellers, severally and not jointly, will provide indemnification for any breach of any representations and warranties or covenants of AOI or the Sellers, subject to certain limitations, including those as described below.

Indemnification claims by EDOC are subject to a threshold equal to $950,000 in aggregate losses before any indemnification claim is paid, but after the threshold is reached, all indemnification claims shall be paid from the first dollar of losses. The maximum aggregate amount of indemnification payments which the Primary Sellers will be obligated to pay (other than with respect to certain fraud claims with respect to the transactions under the Business Combination Agreement or breaches by AOI or the Sellers of certain fundamental representations) is capped at an amount equal to $38,000,000. Fraud claims with respect to the transactions under the Business Combination Agreement or breaches by AOI or the Sellers of their fundamental representations are payable by the Primary Sellers up to a maximum aggregate amount equal to the Exchange Consideration.

Any indemnification claims against the indemnifying parties shall first be applied against the Escrow Shares and then against any other Escrow Property before the Primary Sellers shall be required to make any out-of-pocket payment for indemnification.

Shareholders of Pubco following the Closing are not third-party beneficiaries of the Business Combination Agreement and are not entitled to bring any claim against any Seller pursuant to the Business Combination Agreement.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) EDOC’s public filings and AOI’s obligation to deliver interim financial statements; (4) no solicitation of, or entering into, any alternative competing transactions; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers and tail insurance; (12) use of trust proceeds after the Closing; (13) efforts to conduct a private placement, backstop or redemption waiver arrangements, if sought; and (14) the Incentive Plan.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of a board of five (5) directors, comprised of: one (1) person that is designated by EDOC prior to the Closing, who shall qualify as an independent director under Nasdaq rules, (ii) three (3) persons that are designated by AOI prior to the Closing, at least one (1) of whom shall be required to qualify as an independent director under Nasdaq rules and (iii) one (1) person that is mutually agreed upon and designated by EDOC and AOI prior to the Closing who shall be required to qualify as an independent director under Nasdaq rules.

EDOC and Pubco also agreed to prepare, with the reasonable assistance of AOI, and Pubco shall file with the SEC, a registration statement on Form F-4 in connection with the registration under the Securities Act of the issuance of securities of Pubco to the holders of the EDOC securities, which will also contain a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of EDOC for the matters to be acted on at an extraordinary general meeting of the shareholders of EDOC relating to the Transactions, and providing such holders with an opportunity to participate in the redemption of all or a portion of their Public Shares upon the Closing (the “Redemption”).

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of EDOC’s shareholders; (ii) expiration of any waiting period under applicable antitrust laws; (iii) no law or order preventing or prohibiting the Transactions; (iv) all consents to be required to be obtained from or made with any governmental authority in order to consummate the Transactions having been made; (v) all consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the Transactions that are set forth in the disclosure schedules shall have each been obtained or made; (vi) no pending action brought by a third-party non-affiliate to enjoin or otherwise restrict the consummation of the Closing being outstanding; (vii) EDOC having at least $5,000,001 in net tangible assets upon the Closing, after giving effect to the completion of the Redemption and any PIPE Investment, (viii) the members of the Pubco Board shall having been elected or appointed as of the Closing consistent with the terms of the Business Combination Agreement; (ix) the shareholders of Pubco having amended and restated the memorandum and articles of association of Pubco in form and substance mutually acceptable in good faith to Pubco, EDOC and AOI; (x) each of AOI and EDOC having received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing, and Pubco shall not have received any written objection to such determination from the SEC that remains unresolved; (xi) the effectiveness of the Registration Statement; (xii) the Pubco Ordinary Shares and Pubco Warrants having been approved for listing on Nasdaq; and (xiii) the Minimum Cash Condition.

In addition, unless waived by AOI, the obligations of AOI, Pubco, Merger Sub and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of EDOC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) EDOC and the Purchaser Representative having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to EDOC since the date of the Business Combination Agreement which is continuing and uncured; (iv) all Ancillary Documents are in full force and effect; (v) receipt by Sellers of the Seller Registration Rights Agreement by and among Pubco and the Sellers (the “Seller Registration Rights Agreement”), providing customary registration rights to the Sellers with respect to the portion of the Exchange Shares delivered to the Sellers at the Closing and any Escrow Shares that are released from escrow to the Sellers; (vi) receipt by AOI and Pubco of the First Amendment to Registration Rights Agreement (the “Founder Registration Rights Agreement Amendment”), pursuant to which EDOC, Pubco, the initial shareholders of EDOC (the “Founders”) and the other parties to EDOC’s Registration Rights Agreement that was entered into by EDOC at the time of the IPO (the “Founder Registration Rights Agreement”), shall have amended the Founder Registration Rights Agreement, to among other matters, include Pubco as a party and to make it apply to the Pubco securities to be received in connection with the Merger by EDOC’s shareholders who are parties to the Founder Registration Rights Agreement; (vii) receipt by AOI of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to EDOC and AOI between certain individuals and Pubco, duly executed by the parties thereto; and (viii) the Sponsor and other shareholders of EDOC having performed in all material respects the respective obligations required under the Sponsor Support Agreement (the “Sponsor Support Agreement”) and the Insider Letter Amendment (as defined below).

Unless waived by EDOC, the obligations of EDOC to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of AOI, Pubco, Merger Sub and the Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) AOI, Pubco, Merger Sub each Seller and the Seller Representative having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to any Target Company or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by EDOC of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to EDOC and AOI between certain individuals and Pubco, duly executed by the parties thereto; (v) the Non-Competition Agreements and Lock-Up Agreements are in full force and effect; (vi) receipt by EDOC of the Founder Registration Rights Agreement Amendment, duly executed by Pubco; (vii) receipt by EDOC of the Seller Registration Rights Agreement, duly executed by Pubco; (viii) receipt by EDOC of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco; (ix) receipt by EDOC of the evidence of the termination of any outstanding options, warrants or other convertible securities of AOI (if any); (x) receipt by EDOC of a duly executed opinion from AOI’s counsel, in form and substance reasonably satisfactory to EDOC, addressed to EDOC and dated as of the Closing Date; and (xi) receipt by EDOC of evidence of the termination of certain related party agreements.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either EDOC or AOI if the Closing has not occurred on or prior to August 12, 2023 (the “Outside Date”); provided that if EDOC, at its election, receives shareholder approval for a charter amendment to extend the term it has to consummate a business combination (“Charter Extension”), for the shorter of three months and the period ending on the last day for EDOC to consummate a business combination pursuant to the Charter Extension. A party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was caused by or the result of a breach of the Business Combination Agreement by such party (or with respect to AOI, the Sellers, Pubco or Merger Sub).

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances prior the Closing, including, among other reasons: (i) by mutual written consent of EDOC and AOI; (ii) by either EDOC or AOI if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by AOI for EDOC’s material uncured breach of the Business Combination Agreement, if the breach would result in the failure of the related Closing condition; (iv) by EDOC for the material uncured breach of the Business Combination Agreement by AOI, Pubco, Merger Sub or any Seller, if the breach would result in the failure of the related Closing condition; (v) by EDOC if there has been a Material Adverse Effect with respect to the Target Companies taken as a whole since the date of the Business Combination Agreement which is uncured and continuing; or (vi) by either EDOC or AOI if EDOC holds an extraordinary general meeting of its shareholders to approve the Business Combination Agreement and the Transactions and such approval is not obtained.

If the Business Combination Agreement is terminated, all obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, fees and expenses, trust account waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for certain fraud claims or for willful breach of the Business Combination Agreement prior to the termination.

In the event the Business Combination Agreement is terminated by EDOC as a result of a material breach by AOI, Pubco, Merger Sub or any Seller, or by AOI as a result of a material breach of EDOC, the breaching party will pay a termination fee of $250,000 to the non-breaching party, as liquidated damages.

Trust Account Waiver and Releases

AOI, Pubco, Merger Sub, the Seller Representative and each of the Sellers have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom directly or indirectly to EDOC’s shareholders).

Each Seller, on behalf of itself and its affiliates that own shares of such Seller, provided a general release of AOI and its subsidiaries, effective as of the Closing, other than its rights under the Business Combination Agreement and the Ancillary Documents and certain other customary exceptions

Governing Law and Arbitration

The Business Combination Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under the Business Combination Agreement) arising out of, related to, or in connection with the Business Combination Agreement or the transactions contemplated thereby (a “Dispute”) will be governed as follows. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within forty-five (45) days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within forth-five (45) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that cannot be resolved during the Resolution Period shall immediately be referred to mediation conducted by the Brisbane Supreme Court in Brisbane, Australia. Any Dispute that is not resolved through mediation may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules of the AAA.

The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

Business Combination Agreement Amendment No. 1

On March 31, 2023, EDOC, AOI, the Purchaser Representative and Merger Sub entered into Business Combination Agreement Amendment No. 1.

Business Combination Agreement Amendment No.1 revises certain conditions to the closing of the Business Combination to add the Minimum Cash Condition of $10,000,000.

Related Agreements

Lock-Up Agreements

Certain Sellers entered into a Lock-Up Agreement with the Purchaser Representative and, upon execution of a joinder, Pubco (each, a “Lock-Up Agreement”) with regard to the Exchange Shares to be received by such Seller. These sellers were JSKS Enterprises Pty Ltd., which entered into a Lock-Up Agreement for 1,936,865 shares representing 75.0% of shares of AOI, and KGV Global FZE, which entered into a Lock-Up Agreement for 561,949 shares representing 21.76% of shares of AOI. In such Lock-Up Agreements, which are identical including with regards to terms and duration, each Seller agreed that such Seller will not, (A) with respect to 50% of such Seller’s Exchange Shares, during the period commencing from the Closing and ending on the earliest of (x) the six (6) month anniversary of the Closing Date, (y) commencing after the three (3) month anniversary of the Closing, the date on which the closing sale price of the Pubco Ordinary Shares equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing (or if earlier, the date on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property) and (B) and with respect to the remaining 50% of such Seller’s Exchange Shares, during the period commencing from the Closing and ending on the earlier or the date that is six (6) months after the date of the Closing (or if earlier, the date on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property), (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Seller’s Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Seller’s Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Each holder also agreed that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the Escrow Account. However, each Seller is allowed to transfer any of its Exchange Shares (other than the Escrow Shares while they are held in the Escrow Account ) by gift, will or intestate succession or to any immediate family member (or related trust), trustor or trust beneficiary, as a distribution to equity holders upon liquidation or to an affiliate or pursuant to a court order or settlement agreement in divorce; provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement.

Non-Competition Agreements

Certain executives of AOI (each, a “Restricted Person”) entered into a Non-Competition and Non-Solicitation Agreement (each, a “Non-Competition Agreement”) in favor of Pubco, EDOC and AOI and their respective present and future affiliates, successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Under each Non-Competition Agreement, for a period of three (3) years after the Closing (such period, the “Restricted Period”), each Restricted Person agreed that he will not and will not permit his affiliates to, without Pubco’s prior written consent, directly or indirectly engage in the business of processing, manufacturing and selling non-GMO (non-genetically modified organisms) oilseeds and organic and non-organic food-grade oils (the “Business”) (other than through a Covered Party) or own, manage, finance or control, or become engaged or serve as an officer, director, member, partner, employee, agent, consultant, advisor or representative of, a business or entity (other than a Covered Party) that engages in the Business anywhere in the Australia, United States, India, Malaysia, Singapore, China, Japan, New Zealand.

However, such Restricted Person and his affiliates will be permitted under its Non-Competition Agreement to own passive investments of less than 2% of the total issued and outstanding equity interests of a competitor that is publicly traded, so long as such Restricted Person and his affiliates and immediate family members are not directly or indirectly involved in the management or control of such competitor. Under each Non-Competition Agreement, the Restricted Person thereto and his affiliates will also be subject to certain non-solicitation and non-interference obligations during the Restricted Period with respect to the Covered Parties’ respective (i) employees, consultants and independent contractors, (ii) customers or clients, and (iii) vendors, suppliers, distributors, agents or other service providers. Each such Restricted Person will also be subject to non-disparagement provisions regarding the Covered Parties and confidentiality obligations with respect to the confidential information of the Covered Parties.

Sponsor Support Agreement

EDOC, the Sponsor, Pubco, upon execution of a joinder agreement to become party thereto, entered into the Sponsor Support Agreement. Pursuant to the terms of the Sponsor Support Agreement, the Sponsor agreed to (i) vote its EDOC Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the Transactions, (ii) certain restrictions on transfer of its shares of EDOC and (iii) waive its anti-dilution protection upon conversion of its Founder Shares.

Insider Letter Amendment

On December 5, 2022, EDOC, the Sponsor, Pubco, upon execution of a joinder, and certain insiders of EDOC, agreed to amend the Letter Agreement, dated as of November 9, 2020 by and among EDOC, the Sponsor and certain insiders of EDOC (the “Insider Letter Amendment”), pursuant to which Pubco will assume, and EDOC assign, certain rights and obligations of EDOC thereunder with respect to the Pubco securities to be issued at the Closing in exchange for the ordinary shares, warrants and rights of EDOC.

Underwriting Fees

The cash fees paid to I-Bankers in connection with the IPO, which will not be adjusted on the basis of the number of redemptions by Public Shareholders at the Closing, totaled $1,575,000.

The following table illustrates the effective underwriter cash fee on a percentage basis for Public Shares at each redemption level identified below, based on 854,378 Public Shares outstanding.

(in thousands, except share amounts)	No Additional Redemptions	25% Redemption	50% Redemption	75% Redemption	Maximum Redemption
Unredeemed public shares (excluding converted rights)	854,378	640,784	427,189	213,595	—
Trust proceeds to AOI	$9,175,833	$6,881,941	$4,588,049	$2,294,157	—
Underwriter Cash Fee	$1,575,000	$1,575,000	$1,575,000	$1,575,000	$1,575,000
Effective Underwriter Cash Fee (%)	17.2%	22.9%	34.3%	68.7%	—%

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of EDOC and AOI. These statements are based on the beliefs and assumptions of the management of EDOC and AOI. Although EDOC and AOI believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither EDOC nor AOI can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements about:

•        the benefits from the Business Combination;

•        EDOC’s ability to consummate the Business Combination or, if EDOC does not complete the Business Combination, any other initial business combination;

•        any satisfaction or waiver (if applicable) of the conditions to the Business Combination, including, among other things: the satisfaction or waiver of certain customary Closing conditions (including the existence of no material adverse effect at EDOC or AOI and receipt of certain stockholder approvals contemplated by this proxy statement/prospectus);

•        the occurrence of any other event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        Pubco’s ability to initially list, and once listed, maintain the listing of the Pubco Ordinary Shares on Nasdaq following the Business Combination;

•        the financial and business performance of Pubco, including financial projections and business metrics and any underlying assumptions thereunder;

•        AOI’s future financial performance following the Business Combination, including any expansion plans and opportunities;

•        AOI’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination or any other initial business combination;

•        AOI’s ability to scale in a cost-effective manner;

•        developments and projections relating to AOI’s competitors and industry;

•        the impact of health epidemics, including the COVID-19 pandemic, on AOI’s business and the actions AOI may take in response thereto;

•        AOI’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        expectations regarding the time during which AOI will be an emerging growth company under the JOBS Act;

•        changes in AOI’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

•        agency to assure an understanding of regulations as they evolve;

•        the implementation, market acceptance and success of AOI’s business model;

•        EDOC’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with EDOC’s business or in approving the Business Combination;

•        the ability of EDOC and AOI to consummate any financing concurrently with the consummation of the Business Combination or otherwise in the future;

•        the use of proceeds not held in the Trust Account or available to EDOC from interest income on the Trust Account balance;

•        AOI’s expectations surrounding capital requirements as it seeks to build its customer base;

•        AOI’s expectations surrounding the insurance it will maintain going forward;

•        AOI’s ability to achieve its future business plans;

•        AOI’s ability to participated in demand globally for sustainable premium cold pressed and NON-GMO oil, protein meal for feed stock and plant based meat substitutes;

•        AOI’s plans to expand its existing oil processing plant and to build an additional larger multi-seed crushing plant in Queensland after the Closing of the Business Combination to become the largest cold-pressed producer in the Oceanic/APAC region;

•        AOI’s ability to launch additional product lines and compete effectively with respect to its competitors; and

•        AOI’s ability to increase production to meet demand and reach its revenue goals while still maintaining quality and its commitment to a sustainable product and methods.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that EDOC or AOI “believes” and similar statements reflect such parties’ beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either EDOC or AOI has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause EDOC’s actual results to differ include:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against EDOC, AOI or others following announcement of the Business Combination and the transactions contemplated therein;

•        the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the shareholders of EDOC or AOI or other conditions to Closing in the Business Combination Agreement;

•        the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of Pubco to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•        costs related to the proposed Business Combination;

•        the possibility that EDOC or AOI may be adversely impacted by other economic, business, and/or competitive factors;

•        future exchange and interest rates;

•        the significant uncertainty created by the COVID-19 pandemic;

•        AOI is highly dependent on the services of its executive officers;

•        AOI may experience difficulties in managing its growth and expanding its operations;

•        the success of AOI’s business will be highly dependent on its ability to market and sell its productions effectively;

•        AOI may face risks and uncertainties associated with production, which may have a material adverse effect on its business;

•        consumer goods and agricultural products are subject to production and delivery delays, crop failures, damage or destruction during shipping, the occurrence of which can materially and adversely affect AOI’s operations; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by EDOC or Pubco.

QUESTIONS AND ANSWERS

Q.	Why am I receiving this proxy statement/prospectus?

A. EDOC and AOI have agreed to conduct a Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. EDOC’s shareholders are being asked to vote to approve the Business Combination Agreement and the Transactions contemplated thereby, among other matters. The Business Combination Agreement provides for, among other things, (a) Merger Sub will merge with and into EDOC, with EDOC continuing as the surviving entity, as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the issuance to the holder thereof of a substantially equivalent security of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI from the Sellers in exchange for Pubco Ordinary Shares. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q.	When and where is the Meeting?	A. The Meeting will be held at [ ] on [ ], 2023, at [ ] a.m., Eastern Time. EDOC will also be hosting the Meeting via live webcast on the Internet.
Q.	Can I attend the Meeting in person?

A. Yes. The Meeting will be held at [            ]. EDOC will also be hosting the Meeting via live webcast on the Internet. The Meeting will start at [            ] a.m. Eastern Time, on [            ], 2023. Any shareholder can listen to and participate in the Meeting live via the Internet at [___________] with the password of [            ].

Q.	What do I need in order to be able to participate in the Meeting online?

A. You can attend the Meeting via the Internet by visiting [___________] with the password of [            ]. You will need the voter control number included on your proxy card in order to be able to vote your shares electronically during the Meeting.

Q.	What is being voted on at the Meeting?

A. EDOC’s shareholders are being asked to vote to approve the NTA Proposal. See the section entitled “The NTA Proposal.” The NTA Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will not be presented to shareholders at the Meeting.

The shareholders of EDOC are also being asked to consider and vote upon the Business Combination Proposal, which includes, among other things, the approval of the Business Combination Agreement and Transactions contemplated thereby, including the Merger, as well as authorization of the Plan of Merger. See the section entitled “The Business Combination Proposal.” The Business Combination Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if the Condition Precedent Proposals are not approved, then the Business Combination may not be consummated.

The shareholders of EDOC are also being asked to consider and vote upon a proposal to approve, in connection with the Business Combination, the replacement of Pubco’s current memorandum and articles of association with the Proposed Memorandum and Articles, immediately prior to consummation of the Business Combination. See the section entitled “The Memorandum and Articles Proposal.” The Memorandum and Articles Proposal is a Condition Precedent Proposal and is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Memorandum and Articles Proposal will not be presented to EDOC’s shareholders at the Meeting. The Memorandum and Articles Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals described below.

The shareholders of EDOC are also being asked to consider and vote upon a proposal to approve, on an advisory and non-binding basis, six separate proposals to approve certain governance provisions in the Proposed Memorandum and Articles. These separate votes are not otherwise required by Cayman Islands laws but are required by SEC guidance that shareholders have the opportunity to present their views on important corporate governance provisions. See the section entitled “The Organizational Documents Advisory Proposals.”

The shareholders of EDOC are also being asked to consider and vote upon a proposal to approve the Incentive Plan. See the section entitled “The Equity Incentive Plan Proposal.” The Equity Incentive Plan Proposal is a Condition Precedent Proposal and is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Equity Incentive Plan Proposal will not be presented to shareholders at the Meeting.

In addition to the foregoing Proposals, EDOC’s shareholders are also asked to consider and vote upon a proposal to consider and vote on a proposal to elect, effective at Closing, five (5) directors to serve on Pubco’s board of directors until the 2023 annual meeting of shareholders and until their respective successors are duly elected and qualified. See the section entitled “The Director Election Proposal.” The Director Election Proposal is a Condition Precedent Proposal and is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Director Election Proposal will not be presented to shareholders at the Meeting.

In addition to the foregoing proposals, the shareholders are also asked to consider and vote upon a proposal to adjourn the Meeting to a later date or dates, if necessary or desirable, at the determination of the Chairman of the Meeting. See the section entitled “The Adjournment Proposal.”

EDOC will hold the Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. Shareholders should read it carefully.

The vote of shareholders is important. Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q.	Why is EDOC proposing the NTA Proposal?

A. The adoption of the proposed amendments to remove the net asset test limitation from the Existing Organizational Documents is being proposed in the NTA Proposal in order to facilitate the consummation of the Business Combination, by removing the limitation on EDOC’s ability to consummate an initial business combination if EDOC would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination. The purpose of the net asset test limitation was initially to ensure that the EDOC Ordinary Shares are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the EDOC Ordinary Shares and Pubco Ordinary Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, EDOC is presenting the NTA Proposal so that the parties may consummate the Business Combination even if EDOC does not have at least $5,000,001 in net tangible assets prior to or upon consummation of the Business Combination.

Q.	Why is EDOC proposing the Transactions?

A. EDOC was incorporated on August 20, 2020, as a Cayman Islands exempted company, to effect a merger, share reconstruction or amalgamation, asset or share acquisition or other similar business combination with one or more businesses or entities.

EDOC completed its Initial Public Offering of Public Units on November 12, 2020, with each Public Unit consisting of one EDOC Class A Ordinary Share, one Warrant, each whole warrant exercisable into to one-half of EDOC Class A Ordinary Share at a price of $11.50 and one Public Right, each entitling the holder thereof to receive one-tenth (1/10) of one EDOC Class A Ordinary Share upon EDOC’s completion of its initial business combination. The sale of the Public Units raised $90,000,000 and the private placement of Private Units raised total gross proceeds of $4,790,000. A total of $91,530,000 from the proceeds of the Public Units and Private Units was placed in the Trust Account contemporaneous to the closing of the IPO. As of March 28, 2023, the Trust Account balance was $9,268,490.65, not including recent interest earned, following the redemptions leaving 854,378 Public Shares outstanding as of the date hereof. Since the Initial Public Offering, EDOC’s activity has been limited to the search and evaluation of and negotiation with business combination candidates.

Since EDOC’s incorporation, the EDOC Board has sought to identify suitable candidates in order to effect such transaction. In its review of AOI, the EDOC Board considered a variety of factors weighing positively and negatively in connection with the Transactions. After careful consideration, the EDOC Board has determined that the Transactions present a highly attractive business combination opportunity and is in the best interests of EDOC. The EDOC Board believes that, based on its review and consideration, the Transactions present an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the EDOC will be achieved. Shareholder approval of the Business Combination is required by the Companies Act, the Business Combination Agreement and the Existing Organizational Documents as well as to comply with Nasdaq Listing Rule 5635.

See the section entitled “The Business Combination Proposal — EDOC’s Board of Directors’ Reasons for Approval of the Business Combination.”
Q.	What will happen to EDOC’s Securities upon consummation of the Business Combination?

A. The EDOC Ordinary Shares, the EDOC Rights and the EDOC Warrants are currently listed on Nasdaq under the symbols “ADOC”, “ADOCR” and “ADOCW”, respectively. Pubco intends to apply to list the Pubco Ordinary Shares and Pubco Warrants on Nasdaq under the symbols “COOT” and “COOTW,” respectively, upon the closing of the Business Combination. Pubco will not have units traded following the closing of the Business Combination, at which time each EDOC Unit will have separated into its component securities.

While trading on Nasdaq is expected to begin on the first business day following the consummation of the Business Combination, there can be no assurance that Pubco Ordinary Shares or Pubco Warrants will be listed on Nasdaq or it they are, that a viable and active trading market will develop. See “Risk Factors” for more information.

Q.	Why is EDOC providing shareholders with the opportunity to vote on the Business Combination?

A. Pursuant to the Business Combination Agreement, the approval of the EDOC shareholders is a condition to Closing. In addition, under its Existing Organizational Documents, EDOC must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of EDOC’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business reasons and pursuant to Cayman law requirements, EDOC has elected to structure the Business Combination in such a way as to provide its shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, EDOC is seeking to obtain the approval of its shareholders of the Business Combination Proposal in order to allow its Public Shareholders to effectuate Redemptions of their Public Shares in connection with the consummation of the Transactions. In addition to the Business Combination Proposal, the EDOC Shareholders are being asked to vote upon the Memorandum and Articles Proposals, the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the NTA Proposal and the Director Election Proposal. If each of the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal are passed, EDOC Shareholders are being asked to vote upon the NTA Proposal.

The Adjournment Proposal will only be presented to the holders of the issued and outstanding EDOC Ordinary Shares if the chairman of the Meeting deems it necessary or appropriate, including, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Business Combination Proposal.

Q.	Are the proposals conditioned on one another?

A. The Business Combination Proposal is conditioned on approval of the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal (collectively, the “Condition Precedent Proposals”). If EDOC’s shareholders do not approve the Business Combination Proposal, the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal, then the Business Combination may not be consummated.

Unless the Business Combination Proposal is approved, the NTA Proposal, the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal will not be presented to the shareholders of EDOC at the Meeting. In addition, as required by applicable SEC guidance, to give shareholders the opportunity to present their views on important corporate governance provisions, EDOC is requesting that its shareholders vote, on a non-binding advisory basis, upon the Organizational Documents Advisory Proposals to approve certain governance provisions contained in the Proposed Memorandum and Articles that materially affect shareholder rights, and will be adopted if the Memorandum and Articles Proposal is approved by the shareholders and the Business Combination is consummated. See the section entitled “The Memorandum and Articles Proposal.” None of the NTA Proposal, the Business Combination, the adoption of the Incentive Plan contemplated by the Equity Incentive Plan Proposal, the adoption of the Proposed Memorandum and Articles or the election of the directors contemplated by the Director Election Proposal is conditioned on the approval of the Organizational Documents Advisory Proposals.

The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite votes for approval, then EDOC will not consummate the Business Combination. If EDOC does not consummate the Business Combination and fails to complete an initial business combination by August 12, 2023, provided the Company deposits $0.05 per month into the Trust Account for each outstanding Public Share on or before the 12th day of extension each month (or such earlier date as determined by the EDOC Board), or such later time as may be approved by EDOC’s shareholders, then EDOC will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its Public Shareholders and the EDOC Warrants and EDOC Rights will expire worthless.

On February 9, 2023, EDOC’s shareholders approved an amendment to its Existing Organizational Documents (the “Extension Amendment”). The Extension Amendment extends the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023 (or such earlier date as determined by the EDOC Board), provided the Company deposits $0.05 per month into the Trust Account for each outstanding Public Share on or before the 12th day of each extension month.

Q.	What will happen in the Business Combination?

A. At the Closing, (a) Merger Sub will merge with and into EDOC, with EDOC continuing as the surviving entity (the “Merger”), as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI from the Sellers in exchange for ordinary shares of Pubco, par value $0.0001 per share (“Pubco Ordinary Shares”) (the “Share Exchange”, and collectively with the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions” or the “Business Combination”).

Additionally, at the Closing, the following shall occur with respect to EDOC’s outstanding securities: (i) each of EDOC’s issued and outstanding Units will be automatically detached and the holder thereof shall be deemed to hold one EDOC Class A Ordinary Share, one-half of one EDOC Warrant and one EDOC Right, which underlying EDOC Securities shall be converted in accordance with the applicable terms of the Business Combination Agreement; (ii) each of EDOC’s issued and outstanding Ordinary Shares will be converted automatically into one Pubco Ordinary Share; (iii) each of EDOC’s issued and outstanding Public Warrants will be automatically converted into one Pubco Public Warrant and each outstanding EDOC Private Warrant shall be automatically converted into one Pubco Private Warrant; (iv) each of EDOC’s outstanding rights will be automatically converted into the number of Pubco Ordinary Shares that would have been received by the holder thereof if the Right had been converted upon the consummation of a Business Combination in accordance with EDOC’s Existing Organizational Documents, the IPO Prospectus and the Rights Agreement into EDOC Ordinary Shares The cash held in the Trust Account and the proceeds from any financing transactions in connection with the Business Combination will be used by Pubco for working capital and general corporate purposes following the consummation of the Business Combination. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. For Pubco’s organizational structure chart upon consummation of the Business Combination, please see “The Business Combination Agreement — Transaction and Organizational Structures Prior to and Following Consummation of the Business Combination.”

Q.	What are the U.S. federal income tax consequences of the Business Combination to me?

A. Subject to the discussion below of EDOC Warrants, it is intended that the Merger qualifies as an exchange described in Section 351(a) of the Code. It is the opinion of EDOC’s counsel, Ellenoff Grossman & Schole LLP, that the Merger will qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service will not successfully challenge this position, and if so then the exchange of EDOC Ordinary Shares for Pubco Ordinary Shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351(a) of the Code. Assuming such qualification, a U.S. holder that receives Pubco Ordinary Shares in exchange for EDOC Ordinary Shares in the Merger generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Ordinary Shares received in the Merger by a U.S. holder should be equal to the adjusted tax basis of the EDOC Ordinary Shares exchanged therefor. The holding period of the Pubco Ordinary Shares should include the holding period during which the EDOC Ordinary Shares exchanged therefor were held by such U.S. holder.

If the Merger qualifies only as an exchange governed by Section 351(a) of the Code (and not by Section 368 of the Code), a U.S. holder that receives Ordinary Shares in exchange for EDOC Ordinary Shares and whose EDOC Warrants automatically convert into Pubco Warrants should recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess (if any) of (x) the sum of the fair market values of the Pubco Ordinary Shares and the Pubco Warrants received by such holder over (y) such holder’s aggregate adjusted tax basis in the EDOC Ordinary Shares and EDOC Warrants exchanged therefor) and (ii) the fair market value of the Pubco Warrants received by such holder in such exchange.

If the Merger qualifies as a “reorganization” as well as a section 351 exchange, a U.S. holder that receives Pubco Ordinary Shares in exchange for EDOC Ordinary Shares and whose EDOC Warrants automatically convert into Pubco Warrants should not recognize any gain or loss upon the exchange. In such case, a U.S. holder’s tax basis in the Pubco Ordinary Shares and the Pubco Warrants received should be equal to the U.S. holder’s basis in the EDOC Ordinary Shares and EDOC Warrants exchanged therefor, and the holding period of the Pubco Ordinary Shares and Pubco Warrants should include the holding period during which the EDOC Ordinary Shares and Warrants exchanged therefor were held by such U.S. holder. However, it is unclear whether the requirements of Section 368 of the Code can be satisfied.

Even if the Business Combination otherwise qualifies as an exchange described in Section 351(a) of the Code and/or as a reorganization under Section 368 of the Code, U.S. holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company rules, as described in more detail under “Material U.S. Federal Income Tax Consideration — U.S. Holders — The Business Combination — Application of the Passive Foreign Investment Company Rules to the Transactions.”

For additional discussion of the U.S. federal income tax treatment of the Business Combination, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination.”

Q.	What conditions must be satisfied or waived to complete the Business Combination?

A. There are a number of closing conditions to the Business Combination, including, but not limited to, the following: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of EDOC’s shareholders; (ii) expiration of any waiting period under applicable antitrust laws; (iii) no law or order preventing or prohibiting the Transactions; (iv) all consents to be required to be obtained from or made with any governmental authority in order to consummate the Transactions having been made; (v) all consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the Transactions that are set forth in the disclosure schedules shall have each been obtained or made; (vi) no pending action brought by a third-party non-affiliate to enjoin or otherwise restrict the consummation of the Closing being outstanding; (vii) EDOC having at least $5,000,001 in net tangible assets upon the Closing, after giving effect to the completion of the Redemption and any PIPE Investment, (viii) the members of the Pubco Board shall having been elected or appointed as of the Closing consistent with the terms of the Business Combination Agreement; (ix) the shareholders of Pubco having amended and restated the memorandum and articles of association of Pubco in form and substance mutually acceptable in good faith to Pubco, EDOC and AOI; (x) each of AOI and EDOC having received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing, and Pubco shall not have received any written objection to such determination from the SEC that remains unresolved; (xi) the effectiveness of the Registration Statement; and (xii) the Pubco Ordinary Shares and Pubco Warrants having been approved for listing on Nasdaq.

In addition, unless waived by AOI, Pubco and the Seller Representative, the obligations of AOI, Pubco and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of EDOC having been true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date, subject to certain materiality thresholds; (ii) EDOC and the Purchaser Representative having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to EDOC since the date of the Business Combination Agreement which is continuing and uncured; and (iv) all Ancillary Documents having been executed by each respective party thereto and shall be in full force and effect in accordance with their terms as of the Closing.

Unless waived by EDOC, the obligations of EDOC to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of AOI, Pubco, Merger Sub and the Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) AOI, Pubco, Merger Sub each Seller and the Seller Representative having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to any

Target Company or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by EDOC of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to EDOC and AOI between certain individuals and Pubco, duly executed by the parties thereto; (v) the Non-Competition Agreements and Lock-Up Agreements are in full force and effect; (vi) receipt by EDOC of the Founder Registration Rights Agreement Amendment, duly executed by Pubco; (vii) receipt by EDOC of the Seller Registration Rights Agreement, duly executed by Pubco; (viii) receipt by EDOC of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco; (ix) receipt by EDOC of the evidence of the termination of any outstanding options, warrants or other convertible securities of AOI (if any); (x) receipt by EDOC of a duly executed opinion from AOI’s counsel, in form and substance reasonably satisfactory to EDOC, addressed to EDOC and dated as of the Closing Date; and (xi) receipt by EDOC of evidence of the termination of certain related party agreements.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements.”

Q.	Did the EDOC board obtain a fairness opinion in determining whether to proceed with the Business Combination?

A. No. the EDOC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Pursuant to the IPO Prospectus, EDOC is only required to obtain a fairness opinion to complete an initial business combination with a company that is affiliated with the Sponsor, or EDOC’s officers or directors. Additionally, the EDOC Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The EDOC Board also determined, without seeking a valuation from a financial advisor, that AOI’s fair market value was at least 80% of EDOC’s Trust Account, excluding any taxes payable on interest earned. Accordingly, investors will be relying on the judgment of the EDOC Board as described above in valuing EDOC’s business and assuming the risk that the EDOC Board may not have properly valued such business.

Q.	What equity stake will current Public Shareholders, the Sponsor and the AOI shareholders and their affiliates hold in Pubco immediately after the completion of the Business Combination?

A. Upon the completion of the Business Combination, assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination (prior to giving effect to any warrant exercises, assuming automatic conversion of Rights into ordinary shares into account), Public Shareholders, the Sponsor and the AOI shareholders will own approximately 7.7%, 9.4% and 80.0% of the outstanding shares of Pubco, respectively, such percentages calculated assuming that the Sellers receive approximately 18,436,682 Pubco Ordinary Shares, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements (after rounding adjustment).

If any of the Public Shareholders exercise their redemption rights, the percentage of Pubco’s outstanding Ordinary Shares held by the Public Shareholders will decrease and the percentages of Pubco’s outstanding Ordinary Shares held by the Initial Shareholders and by the Sellers and their affiliates will increase, in each case relative to the percentage held if none of the Public Shares are redeemed and assuming none of the EDOC shareholders exercise their redemption rights in connection with the Meeting.

If any of the Public Shareholders redeem their Public Shares at Closing but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of March 9, 2023, would be approximately $180,000 regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of Pubco Ordinary Shares in connection with the Business Combination, the percentage ownership of Pubco by Public Shareholders that do not redeem their Public Shares will be diluted. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Public Shareholders. The percentage of the total number of outstanding Pubco Ordinary Shares that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.

The following table illustrates varying beneficial ownership levels in Pubco, as well as possible sources and extents of dilution for non-redeeming Public Shareholders, assuming no additional redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders and the maximum redemptions by Public Shareholders:

Potential ownership of outstanding Pubco Ordinary Shares upon Closing (on a diluted and as-converted basis assuming the vesting and exercise of outstanding warrants of Pubco and the issuance of Pubco Ordinary Shares in respect thereof):

Potential sources of dilution:

	No Additional Redemptions	%	25% Redemptions	%	50% Redemptions	%	75% Redemptions	%	Maximum Redemptions	%
EDOC Public Shareholders	1,754,378	7.7%	1,540,784	6.8%	1,327,189	6.0%	1,113,595	5.0%	900,000	4.1%
EDOC Sponsor’s Founder Shares	1,685,153	7.3%	1,685,153	7.4%	1,685,153	7.5%	1,685,153	7.6%	1,685,153	7.6%
Backstop Investor Founder Shares	564,847	2.5%	564,847	2.5%	564,847	2.5%	564,847	2.6%	564,847	2.65%
Sponsor and I-Bankers Private Units	526,900	2.3%	526,900	2.3%	526,900	2.3%	526,900	2.4%	526,900	2.4%
Representative Shares	75,000	0.3%	75,000	0.3%	75,000	0.3%	75,000	0.3%	75,000	0.3%
AOI Shareholders	18,308,480	79.9%	18,308,480	80.7%	18,308,480	81.4%	18,308,480	82.2%	18,308,480	83.0%
Total	22,914,758	100.0%	22,701,164	100.0%	22,487,569	100.0%	22,273,975	100.0%	22,060,380	100.0%

Potential sources of dilution:

	Minimum Redemption	25% Redemption	50% Redemption	75% Redemption	Maximum Redemption
Public Warrants	4,500,000	4,500,000	4,500,000	4,500,000	4,500,000
Private Warrants	239,500	239,500	239,500	239,500	239,500
Representative Warrants	450,000	450,000	450,000	450,000	450,000
Total fully diluted shares outstanding	28,104,258	27,890,664	27,677,069	27,463,475	27,249,880

Q.	What interests do EDOC’s Sponsor, executive officers and directors have in the Business Combination?

A. EDOC’s Sponsor, executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of EDOC’s shareholders generally. The EDOC Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of EDOC. These interests include, among other things.

•   If the Business Combination with AOI or another business combination is not consummated by August 12, 2023 (unless extended by EDOC’s shareholders), EDOC will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, the 1,685,153 Founder Shares (including the EDOC Class A Ordinary Shares issued upon conversion of the EDOC Class B Ordinary Shares) held by EDOC’s Initial Shareholders, including any directors and officers, would be worthless because EDOC’s Initial Shareholders are not entitled to participate in any Redemption or distribution with respect to such shares (although the Founder Shares have certain rights that differ from the rights of holders of the Public Shares, the aggregate value of such shares is estimated to be approximately $19.2 million, assuming the per share value of the shares is the same as the $10.78 closing price of the Public Shares on the Nasdaq on March 29, 2023, despite having been purchased for an aggregate of $25,000). As a result, EDOC’s Initial Shareholders are likely to be able to recoup their investment in EDOC and make a substantial profit on that investment, even if Pubco Ordinary Shares have lost significant value. This means that EDOC’s Initial Shareholders could earn a positive rate of return on their investment, even if EDOC’s Public Shareholders experience a negative rate of return in the post-business combination company.

•   The Sponsor purchased an aggregate of 414,000 Private Units for an aggregate amount of $4,140,000 simultaneously with the consummation of the Initial Public Offering containing 414,000 Private Shares, 414,000 Private Warrants and 414,000 Private Rights. Although such securities have certain rights that differ from the rights of holders of the Public Shares, Public Warrants and Public Rights, respectively, the Private Shares had an aggregate market value of approximately $4.46 million based upon the closing price of EDOC’s Ordinary Shares of $10.78 per share on Nasdaq as of March 29, 2023, the Private Warrants had an aggregate market value of approximately $8,280 based upon the closing price of EDOC’s Warrants of $0.02 per Warrant on Nasdaq as of March 29, 2023 and the Private Rights had an aggregate market value of approximately $57,960 based upon the closing price of EDOC’s Rights of $0.14 per Right on Nasdaq as of March 29, 2023. If EDOC is unable to complete a business combination by August 12, 2023 (unless extended by EDOC’s shareholders), the Private Shares, Private Warrants and Private Rights will expire worthless and the Initial Shareholders will be unable to recoup its investment in EDOC.

•   EDOC has issued the Sponsor Notes to the Sponsor. As of March 29, 2023, an aggregate of approximately $3.4 million was due to the Sponsor under the Sponsor Notes. If the Business Combination or another initial business combination is not consummated, the Sponsor Notes, may not be repaid to Sponsor, in whole or in part.

•   If EDOC is unable to complete a business combination within the time period by August 12, 2023 (unless extended by EDOC’s shareholders), the Sponsor has agreed to indemnify EDOC to the extent necessary to preserve the proceeds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to EDOC, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay EDOC tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under EDOC’s indemnity of the underwriters of EDOC’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•   EDOC’s Initial Shareholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDOC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDOC fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, EDOC may not be able to reimburse these expenses if the Business Combination with AOI or another business combination is not completed by August 12, 2023 (unless extended by EDOC’s shareholders).

•   EDOC’s existing directors and officers will be eligible for continued indemnification and continued coverage under EDOC’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.

•   the anticipated election of Kevin Chen, Chairman and Chief Executive Officer of EDOC, as a director of Pubco after the consummation of the Business Combination. As such, in the future, Mr. Chen will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to its directors. See the section titled “Director and Officer Compensation — Director and Officer Compensation Following the Business Combination.”

•   the fact that, at the option of the Sponsor, up to $1,500,000 of the approximately $3.4 million outstanding loans under the Sponsor Notes may be converted into units that are identical to the Private Units.

Q.	What interests do I-Bankers have in the Business Combination?

A. In addition to the interests of EDOC’s directors and officers in the Business Combination, shareholders should be aware that I-Bankers has financial interests that are different from, or in addition to, the interests of EDOC shareholders:

•   the fact that, pursuant to the Business Combination Marketing Agreement (the “BCMA”) entered into by EDOC and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 2.75% of the gross proceeds received by EDOC in the IPO, or $2,475,000, will be payable to I-Bankers. Accordingly, I-Bankers has an interest in EDOC completing the Business Combination because, If the Business Combination (or another business combination) is not consummated, I-Bankers will not receive such fee.

•   the fact that, pursuant to the Underwriting Agreement entered into by EDOC and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a deferred underwriting fee of $236,250 will be payable to I-Bankers. Accordingly, I-Bankers has an interest in EDOC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, I-Bankers will not receive such fee.

•   I-Bankers also owns an aggregate of 75,000 Representative Shares issued in connection with the IPO, which will be worthless if EDOC is unable to complete a business combination by August 12, 2023 (unless extended by EDOC’s shareholders) (although the Representative Shares have certain rights that differ from the rights of holders of the Public Shares, the aggregate value of the 75,000 Representative Shares held by I-Bankers is estimated to be approximately $808,500, assuming the per share value of the Representative Shares is the same as the $10.78 closing price of the Public Shares on the Nasdaq on March 29, 2023).

•   I-Bankers also owns an aggregate of 450,000 I-Bankers Warrants issued in connection with the IPO, which will be worthless if EDOC is unable to complete a business combination by August 12, 2023 (unless extended by EDOC’s shareholders) (although the I-Bankers Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 450,000 I-Bankers Warrants held by I-Bankers is estimated to be approximately $9,000, assuming the per warrant value of the I-Bankers Warrants is the same as the $0.02 closing price of the Public Warrants on the Nasdaq on March 29, 2023).

•   I-Bankers also owns an aggregate of 65,000 I-Bankers Units issued in connection with the IPO, which contain 65,000 Private Shares, 65,000 Private Warrants and 65,000 Private Rights. The Private Shares had an aggregate market value of approximately $700,700 based upon the closing price of EDOC’s Shares of $10.78 per share on Nasdaq as of March 29, 2023, the Private Warrants had an aggregate market value of approximately $1,300 based upon the closing price of EDOC’s Warrants of $0.02 per Warrant on Nasdaq as of March 29, 2023 and the Private Rights had an aggregate market value of approximately $9,100 based upon the closing price of EDOC’s Rights of $0.14 per Right on Nasdaq as of March 29, 2023. If EDOC is unable to complete a business combination by August 12, 2023 (unless extended by EDOC’s shareholders), the Private Shares, Private Warrants and Private Rights will expire worthless, and I-Bankers will be unable to recoup this investment in EDOC.

Q.	Who is entitled to vote at the Meeting?

A. EDOC shareholders are entitled to one vote at the Meeting for each EDOC Ordinary Share held of record as of [            ], 2023, the record date for the Meeting (the “Record Date”). As of the close of business on the Record Date, there were [            ] EDOC Ordinary Shares issued and outstanding.

Q.	What vote is required to approve the proposals presented at the Meeting?

A. The approval of each of the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, and the Adjournment Proposal requires an Ordinary Resolution, being a resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. The approval of the NTA Proposal, the Business Combination Proposal and the Memorandum and Article Proposal each requires a special resolution, being a resolution passed by a majority of at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals.

EDOC’s Initial Shareholders have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of March 29, 2023, the Sponsor held 2,099,152 EDOC Class A Ordinary Shares and 1 EDOC Class B Ordinary Share, which constitute approximately 57.38% of the issued and outstanding EDOC Ordinary Shares. Moreover, I-Bankers owns an aggregate of 75,000 Representative Shares and 65,000 Private Units issued in connection with the IPO, which contain 65,000 Private Shares and it is expected that I-Bankers will vote their shares in favor of all of the proposals being presented at the Meeting. As a result, the Initial Shareholders and I-Bankers together own a sufficient number of shares to approve the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal.

Q.	What constitutes a quorum at the Meeting?

A. Holders of no less than a majority of the EDOC Ordinary Shares issued and outstanding and entitled to vote at the Meeting constitute a quorum. In the absence of a quorum, the Meeting shall be adjourned. As of the Record Date, [            ] EDOC Ordinary Shares would be required to achieve a quorum.

Q.	How do the Sponsor, directors and officers of EDOC intend to vote on the proposals?

A. EDOC’s Initial Shareholders have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of March 29, 2023, the Sponsor held 2,099,152 EDOC Class A Ordinary Shares and 1 EDOC Class B Ordinary Share, which constitute approximately 57.38% of the issued and outstanding EDOC Ordinary Shares. As a result, the Sponsor owns a sufficient number of shares to approve the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal.

Q.	Do I have Redemption rights?

A. Pursuant to EDOC’s Existing Organizational Documents, holders of Public Shares may elect to have their shares redeemed for cash at the applicable Redemption price per share calculated in accordance with EDOC’s Existing Organizational Documents. As of March 28, 2023, based on funds in the Trust Account of approximately $9.27 million, this would have amounted to approximately $10.84 per share. If a holder exercises its Redemption rights, then such holder will be exchanging its EDOC Ordinary Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands Redemption and delivers its shares (either physically or electronically) to EDOC’s transfer agent prior to the Meeting. See the section titled “Extraordinary General Meeting of Shareholders of EDOC — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q.	Will how I vote affect my ability to exercise Redemption rights?

A. No. You may exercise your Redemption rights whether or not you are a holder of EDOC Ordinary Shares on the Record Date (so long as you are a holder at the time of exercise), or whether or not you are a holder and vote your EDOC Ordinary Shares on the Business Combination Proposal (for or against) or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q.	How do I exercise my Redemption rights?

A. If you are a holder of Public Shares and wish to exercise your Redemption rights, you must demand that EDOC redeem your shares for cash no later than 5:00 p.m. Eastern Time on [            ], 2023 (two (2) business days prior to the vote on the Business Combination Proposal) by (A) submitting your request in writing to Continental Stock Transfer & Trust Company at the address listed at the end of this section and (B) delivering your shares to EDOC’s transfer agent physically or electronically using The Depository Trust Company’s Deposit Withdrawal at Custodian (DWAC) System. If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system.

Any holder of Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that his, her or its shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which was approximately $[            ], or approximately $[            ] per share, as of [            ], 2023, the Record Date). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your Redemption rights.

Any demand for Redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with EDOC’s consent, until the consummation of the Business Combination, or such other date as determined by the EDOC Board. If you delivered your shares for redemption to EDOC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that EDOC’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of Redemption rights must be received by EDOC’s secretary prior to the vote taken on the Business Combination Proposal at the Meeting. No demand for Redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to EDOC’s transfer agent at least two (2) business days prior to the vote at the Meeting.

If a holder of Public Shares properly makes a demand for Redemption as described above, then, if the Business Combination is consummated, EDOC will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your Redemption rights, then you will be exchanging your EDOC Ordinary Shares for cash and will not be entitled to Pubco Ordinary Shares with respect to your EDOC Ordinary Shares upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of Public Shares who elected to exercise their Redemption rights would not be entitled to convert their shares for the applicable pro rata share of the Trust Account. In such case, EDOC will promptly return any shares delivered by Public Shareholders and such holders may only share in the assets of the Trust Account upon the liquidation of EDOC. This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised Redemption rights in connection therewith due to potential claims of creditors against the Trust Account.

If you are a holder of Public Shares and you exercise your Redemption rights, it will not result in the loss of any EDOC Warrants and EDOC Rights that you may hold. Your Warrants will become exercisable to purchase one-half of one Pubco Ordinary Share in lieu of one-half of one EDOC Ordinary Share for a purchase price of $11.50 per share upon consummation of the Business Combination. Only whole Warrants are exercisable and fractional warrants will be issued upon separation of the units, and your Rights will automatically be converted into one-tenth (1/10) of a Pubco Ordinary Share upon the consummation of the Business Combination. If holders redeem their Public Shares at Closing but continue to hold any Pubco Public Warrants after the Closing, the aggregate value of the Pubco Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of March 29, 2023, would be approximately $243,000 regardless of the amount of redemptions by the Public Shareholders.

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?

Holders of EDOC Ordinary Shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Redemption of Purchaser Ordinary Shares.”

Q.	If I am a Warrant or Right holder, can I exercise Redemption rights with respect to my Warrants or Rights?

A. No. The holders of EDOC Warrants and EDOC Rights have no Redemption rights with respect to such securities.

If holders redeem their Public Shares at Closing but continue to hold any Pubco Public Warrants after the Closing, the aggregate value of the Pubco Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of March 29, 2023, would be approximately $243,000 regardless of the amount of redemptions by the Public Shareholders.

Q.	If I hold Warrants, what are the U.S. federal income tax consequences of my Warrants converting into Pubco Warrants?

If the Merger qualifies as a “reorganization” under Section 368 of the Code as well as a Section 351 exchange, a U.S. holder whose Warrants automatically convert into Pubco Warrants should not recognize gain or loss upon such exchange. In such case, a U.S. holder’s adjusted tax basis in the Pubco Warrants received should be equal to the holder’s adjusted tax basis in the Warrants exchanged therefor, and the holding period of the Pubco Warrants should include the holding period during which the Warrants exchange therefor were held by such holder. However, it is unclear whether the requirements of Section 368 of the Code can be satisfied.

If the Merger qualifies as an exchange governed only by section 351 of the Code (and not by section 368 of the Code), a U.S. holder whose Warrants automatically convert into Pubco Warrants should recognize gain or loss upon such exchange equal to the difference between the fair market value of the Pubco Warrants received and such U.S. holder’s adjusted basis in its Warrants. A U.S. holder’s basis in its Pubco Warrants received in the Merger should equal the fair market value of the Pubco Warrants. A U.S. holder’s holding period in its Pubco Warrants should begin on the day after the Merger.

For additional discussion of the U.S. federal income tax treatment of Warrants in connection with the Merger, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination.”

Q.	How do the Public Warrants differ from the Private Warrants and what are the related risks to any holders of Public Warrants following the Business Combination?

A. The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants and any outstanding I-Bankers Warrants and any warrants underlying units issued to the Sponsor, Initial Shareholders or their affiliates in payment of working capital loans made to EDOC or any permitted transferees, will not be redeemable by Pubco and will be exercisable on a cashless basis, in each case so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. If such warrants are held by other holders, such warrants will be redeemable by Pubco in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Following the Business Combination, Pubco may redeem the Public Warrants, prior to their exercise at a time that is disadvantageous to the holder, thereby significantly impairing the value of such warrants. Pubco will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Ordinary Shares equals or exceeds $18.00 per share (subject to adjustment for share sub-divisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading day period ending on the third trading business day prior to the date on which a notice of redemption is sent to the warrantholders and upon not less than 30 days’ prior written notice of redemption to each warrant holder. Pubco will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Pubco Ordinary Shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If and when the Public Warrants become redeemable by Pubco, if Pubco has elected to require the exercise of Public Warrants on a cashless basis, Pubco may not exercise its redemption right if the issuance of Pubco Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue-sky laws or we are unable to effect such registration or qualification. Pubco will use its best efforts to register or qualify such Pubco Ordinary Shares under the blue-sky laws of the state of residence in those states in which the warrants were offered by us in the IPO. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

In the event Pubco determines to redeem the Public Warrants, holders of redeemable warrants would be notified of such redemption as described in the Warrant Agreement. Specifically, in the event that Pubco elects to redeem all of the redeemable warrants as described above, Pubco will fix a date for the redemption (“Warrant Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to the Warrant Redemption Date to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Pubco’s posting of the redemption notice to DTC. In each case, Pubco may only call the Pubco Public Warrants for redemption upon a minimum of 30 days’ prior written notice of redemption to each holder, provided that holders will be able to exercise their Pubco Public Warrants prior to the time of redemption and, at Pubco’s election, any such exercise may be required to be on a cashless basis.

The closing price for the EDOC Class A Ordinary Shares as of March 29, 2023 was $10.78 and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Q.	If I am a Unit holder, can I exercise Redemption rights with respect to my Units?

A. No. Holders of outstanding Public Units must separate the underlying EDOC Class A Ordinary Shares, EDOC Warrants and EDOC Rights prior to exercising Redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, EDOC’s transfer agent, with written instructions to separate such Units into Public Shares, EDOC Warrants and EDOC Rights. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your Redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my Redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Public Units, you must instruct such nominee to separate your Public Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, EDOC’s transfer agent. Such written instructions must include the number of Public Units to be split and the nominee holding such Public Units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Public Units and a deposit of an equal number of Public Shares, Public Warrants and Public Rights. As detailed in the following sentence, this must be completed far enough in advance to permit your nominee to exercise your Redemption rights upon the separation of the Public Shares from the Public Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your Redemption rights.

Q.	Do I have appraisal rights if I object to the proposed Business Combination?

A. Holders of EDOC Units, EDOC Warrants, and EDOC Rights do not have appraisal rights in respect to their EDOC Units, EDOC Warrants, or EDOC Rights in connection with the Business Combination under the Companies Act.

Holders of EDOC Ordinary Shares who comply with the applicable requirements of Section 238 of the Companies Act may have the right, under certain circumstances, to object to the Merger and exercise appraisal (“dissenter”) rights, which would entitle them to seek payment of the fair value of their EDOC Ordinary Shares. Shareholders who do wish to exercise their statutory dissenter rights, if applicable, will be required to deliver notice of their intention to exercise their statutory dissenter rights to EDOC prior to the Meeting and follow the process prescribed in Section 238 of the Companies Act.

In the event that any holder of EDOC Ordinary Shares delivers notice of their intention to exercise their statutory dissenter rights, EDOC and the other parties to the Business Combination Agreement may in their sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Companies Act. In such circumstances where the exception under Section 239 of the Companies Act is invoked, no statutory dissenter rights shall be available to EDOC shareholders, including those EDOC shareholders who have delivered a written objection to the Merger prior to the Meeting and followed the process prescribed in Section 238 of the Companies Act, and each such holder’s EDOC Ordinary Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one Pubco Ordinary Share for each EDOC Ordinary Share.

Further details of the statutory appraisal rights are set out below the section titled “Appraisal Rights.” Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights contained in Section 238 of the Companies Act.

These statutory appraisal rights are separate to and mutually exclusive of the right of holders of Public Shares to elect to have their shares redeemed for cash at the applicable Redemption Price in accordance with the amended and restated memorandum and articles of association of EDOC, which are discussed above in the section titled “Questions and Answers about the Proposals — Do I have Redemption Rights?”

Q.	I am an EDOC Warrant holder. Why am I receiving this proxy statement/prospectus?

A. As a holder of EDOC Warrants, each whole Pubco Warrant will entitle you to purchase one-half of one Pubco Ordinary Share in lieu of one-half of one EDOC Class A Ordinary Share at a purchase price of $11.50 per share upon consummation of the Business Combination. This proxy statement/prospectus includes important information about Pubco and the business of Pubco and its subsidiaries following consummation of the Business Combination. Since holders of EDOC Warrants will become holders of Pubco Warrants and may become holders of Pubco Ordinary Shares upon consummation of the Business Combination, EDOC urges you to read the information contained in this proxy statement/prospectus carefully.

Q.	What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?

A. Of the net proceeds of EDOC’s Initial Public Offering and simultaneous private placements, a total of $91,530,000 was placed in the Trust Account immediately following the Initial Public Offering. In connection with the consummation of the Business Combination, the remaining funds in the Trust Account (following the extensions and redemptions related thereto) will be used by EDOC to pay holders of the Public Shares who exercise Redemption rights, to pay fees and expenses incurred in connection with the Business Combination with AOI (including fees payable to certain underwriters and finders in connection with the Business Combination). Any remaining funds will be paid to AOI (or as otherwise designated in writing by AOI to EDOC prior to the Closing) and used for working capital and general corporate purposes of Pubco and its subsidiaries.

Q.	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their Redemption rights?

A. Unlike some other blank check companies which require Public Shareholders to vote against a business combination in order to exercise their redemption rights, EDOC’s Public Shareholders may vote in favor of the Business Combination and exercise their Redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of Redemption by Public Shareholders. However, unless the NTA Proposal is approved, the Business Combination will not be consummated if, EDOC would not have at least $5,000,001 in net tangible assets immediately prior to, or upon such consummation of the Business Combination.

With fewer Public Shares and Public Shareholders, the trading market for Pubco Ordinary Shares may be less liquid than the market for the EDOC Ordinary Shares was prior to the Merger, and Pubco may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into AOI’s business will be reduced.

Q.	What happens if the Business Combination is not consummated?

A. If EDOC does not complete the Business Combination with AOI or another business combination by August 12, 2023, or such later time as may be approved by EDOC’s shareholders, EDOC must: (i) redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (which was approximately $9.27 million as of March 28, 2023), (ii) cease all operations except for the purpose of winding up, and (iii) subject to the approval of its remaining shareholders and its board of directors, dissolve and liquidate. In such event, EDOC’s Rights and Warrants will expire worthless, and the 2,250,000 Founder Shares and 239,500 shares underlying the Private Warrants, including those held by EDOC’s Initial Shareholders, would also be worthless. For more information about the liquidation process, see “Other Information Related to EDOC — Liquidation if No Business Combination.”

Q.	When do you expect the Business Combination to be completed?

A. It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set for [         ], 2023; however, the Meeting could be adjourned, as described above. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to the Consummation of the Business Combination.”

Q.	What do I need to do now?

A. EDOC urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder and/or Warrant holder of EDOC. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.	How do I vote?

A. The Meeting will be held via live webcast at [            ] a.m., Eastern Time, on [            ], 2023, at the office of [            ]. You can participate in the Meeting and vote your shares electronically via live webcast by visiting [______________] with the password of [            ] and entering the voter control number included on your proxy card. You will not be required to attend the Meeting in person in order to vote, and EDOC encourages virtual participation.

If you are a holder of record of EDOC Ordinary Shares on the Record Date, you may vote at the Meeting or by submitting a proxy for the Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. However, broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals.

Q.	May I change my vote after I have mailed my signed proxy card?

A. Yes. Shareholders may (i) enter a new vote by Internet or telephone, (ii) send a later dated, signed proxy card to EDOC’s secretary at the address set forth below so that it is received by EDOC’s Chief Executive Officer prior to the vote at the Meeting or (iii) attend the Meeting via live webcast and vote virtually via the Internet. Shareholders also may revoke their proxy by sending a notice of revocation to EDOC’s Chief Executive Officer at 7612 Main Street Fishers, Suite 200, Victor, NY 14564, which notice must be received by EDOC’s Chief Executive Officer prior to the vote at the Meeting.

Q.	What happens if I fail to take any action with respect to the Meeting?

A. If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of Pubco. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder and/or Warrant or Right holder of EDOC.

Q.	What should I do if I receive more than one set of voting materials?

A. Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your EDOC Ordinary Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your EDOC Ordinary Shares.

Q.	Who can help answer my questions?

A. If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

EDOC
7612 Main Street Fishers, Suite 200
Victor, NY 14564
Attn: Kevin Chen
(585) 678-1198

Or

Karen Smith
President & CEO
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
(banks and brokers can call collect at (206) 870-8565)
Email: ksmith@advantageproxy.com

You may also obtain additional information about EDOC from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek Redemption of your shares, you will need to deliver your stock (either physically or electronically) to EDOC’s transfer agent at the address below at least two (2) business days prior to the Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
Email: mzimkind@continentalstock.com

Recent Developments

Nasdaq Proceedings

On April 14, 2022, EDOC received a deficiency letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that, for the preceding 30 consecutive business days, the Company’s Market Value of Listed Securities (“MVLS”) was below the $35 million minimum requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”).

On October 13, 2022, EDOC received a determination letter (the “Letter”) from the Staff stating that EDOC has not regained compliance, within the prior six-month grace period, with the MVLS Requirement, since the EDOC Ordinary Shares were below the $35 million minimum MVLS and had not been at least $35 million for a minimum of 10 consecutive business days at any time during the 180-day grace period granted to EDOC.

Pursuant to the Letter, unless EDOC requested a hearing to appeal this determination by 4:00 p.m. Eastern Time on October 20, 2022, the EDOC Ordinary Shares were to be delisted from The Nasdaq Capital Market, trading of the EDOC Ordinary Shares would be suspended at the opening of business on October 24, 2022, and a Form 25-NSE will be filed with the SEC, which would remove EDOC’s securities from listing and registration on Nasdaq.

On October 20, 2022, the Nasdaq Hearings Panel (the “Panel”) granted EDOC a hearing to appeal the Staff’s determination, and on December 1, 2022, EDOC attended the hearing before the Panel.

On December 20, 2022, the Panel issued its decision (“Decision”) to grant EDOC’s request for continued listing on Nasdaq until April 11, 2023, subject to certain conditions, including that the Company will, within certain agreed timeframes: (i) file a registration statement on Form F-4 with the SEC as part of the initial business combination with AOI; (ii) file its annual report on Form 10-K for the fiscal year ending December 31, 2022 with the SEC; (iii) obtain shareholder approval to extend its deadline to complete an initial business combination; and (iv) close the Business Combination and demonstrate compliance with all initial listing standards as required by Listing Rule 5505. As a result of the Decision, during the exception period, EDOC Ordinary Shares, rights and warrants will continue to trade on Nasdaq under symbols “ADOC,” “ADOCR,” and “ADOCW,” respectively.

On January 5, 2023, EDOC received an additional determination letter from the Staff stating that EDOC has not held an annual meeting of shareholders in compliance with Nasdaq Listing Rule 5620(a). EDOC submitted a plan of compliance to the Panel on January 10, 2023. On January 24, 2023, EDOC filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed a definitive proxy statement in connection with its extension to complete the Business Combination. EDOC held its extraordinary meeting in lieu of an annual meeting on February 9, 2023 and its shareholders approved an extension of the business combination deadline. There is no assurance that EDOC’s securities will continue to be listed on Nasdaq in the future and prior to the Business Combination, or that after the Business Combination, Pubco’s securities will maintain then financial, distribution and share price levels, minimum amount in shareholders’ equity and minimum number of holders of its securities to maintain compliance with the MVLS Requirement.

On March 21, 2023, EDOC received a letter from the Staff confirming that EDOC has regained compliance with the market value of listed securities concern, as required by the Panel decision dated December 20, 2022. The letter provides that the Staff has determined that EDOC has also regained compliance with the annual shareholder meeting requirement. For these reasons, the Panel has determined to continue the listing of EDOC’s securities on The Nasdaq Stock Market and has closed the matter set forth in the foregoing paragraphs.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. To better understand the proposals to be submitted for a vote at the Meeting, including the Business Combination Proposal, you should carefully read this entire proxy statement/prospectus, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus as well as the other annexes attached hereto. The Business Combination Agreement is the legal document that governs the Merger and the transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Summary of the Material Terms of the Business Combination Agreement,” but is qualified by reference to the complete text of the Business Combination Agreement.

The Parties

EDOC

EDOC is a blank check company that was incorporated as a Cayman Islands exempted company on August 20, 2020, for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

EDOC has until August 12, 2023 (or such earlier date as determined by the EDOC Board) (unless extended by EDOC shareholders) to consummate an initial business combination.

After the consummation of the Business Combination, the remaining funds in the Trust Account will be used by EDOC to pay holders of the Public Shares who exercise Redemption rights, to pay fees and expenses incurred in connection with the Business Combination with AOI (including an advisory fee of $2,475,000 to I-Bankers, EDOC’s IPO underwriter in connection with the Business Combination). Any remaining funds will be paid to AOI (or as otherwise designated in writing by AOI to EDOC prior to the Closing) and used for working capital and general corporate purposes of Pubco and its subsidiaries. EDOC’s Class A Ordinary Shares, rights and warrants are traded on Nasdaq under the symbols “ADOC”, “ADOCR”, and “ADOCW”, respectively.

EDOC’s principal executive offices are located at 7612 Main Street Fishers, Suite 200 Victor, NY 14564 and its phone number is (347) 517-1041. After the consummation of the Business Combination, EDOC will be renamed and become a wholly-owned subsidiary of Pubco.

On November 12, 2020, EDOC consummated the IPO of 9,000,000 units at $10.00 per Unit, generating gross proceeds of $90,000,000.

EDOC’s amended and restated memorandum and articles of association which were adopted on November 9, 2020 previously provided that EDOC had until November 12, 2021 to complete its initial business combination, subject to up to two three-month extensions at the request of the Sponsor (for a total of up to 18 months to complete a Business Combination), subject to the Sponsor depositing additional funds into EDOC’s Trust Account.

November 2021 Extension

On November 9, 2021, the Sponsor requested that EDOC extend the date by which EDOC has to consummate a business combination from November 12, 2021, to February 12, 2022 (the “November 2021 Extension”). The November 2021 Extension was the first of up to two three-month extensions permitted under EDOC’s governing documents. In connection with the First Extension, the Sponsor deposited into the Trust Account $0.10 for each of the 9,000,000 shares issued in the Initial Public Offering, for a total of $900,000. In connection therewith, EDOC issued the Sponsor an interest bearing unsecured promissory note (the “November 2021 Note”) in the principal amount of $900,000 which is payable by EDOC upon the earlier of (i) the date on which EDOC consummates its initial business combination or (ii) the liquidation of EDOC on or before February 12, 2023 (unless such date is extended). Simple interest will accrue on the unpaid principal balance of the November 2021 Note at the rate of 4% per annum based on 365 days a year. The November 2021 Note may be repaid in cash or convertible into units consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share (the “Conversion Units”) equal to (x) the portion of the principal amount of and accrued interest under the November 2021 Note being converted divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the Private Units issued by EDOC to the Sponsor in connection with EDOC’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the November 2021 Note. As of March 9, 2023, approximately $900,000 was outstanding under the November 2021 Note.

February 2022 Extension

In lieu of utilizing the second of the two three-month extensions permitted under EDOC’s governing documents, on February 9, 2022, EDOC held an extraordinary general meeting of shareholders to approve an extension of the date by which EDOC had to complete a business combination from February 12, 2022 to August 12, 2022 (the “February 2022 Extension”), which extension was incorporated into the Second Amended and Restated Memorandum and Articles of Association, which were adopted at such meeting on February 9, 2022. In connection with shareholder approval of the extension, EDOC’s shareholders elected to redeem an aggregate of 6,326,758 EDOC Class A Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately $10.27 per share) was released from the Trust Account to pay such shareholders and 5,477,242 Ordinary Shares were issued and outstanding on February 11, 2022.

August 2022 Extension

On August 12, 2022, EDOC held an extraordinary general meeting of shareholders to approve a further extension of the date by which EDOC had to complete a business combination from August 12, 2022 to February 12, 2023 (the “August 2022 Extension”), which extension was incorporated into the Third Amended and Restated Memorandum and Articles of Association which were adopted at such meeting on August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 EDOC Class A Ordinary Shares. As a result, an aggregate of $6,660,150 (or approximately ($10.30 per share) was released from the Trust Account to pay such shareholders and 4,830,625 Ordinary Shares were issued and outstanding on August 11, 2022. On August 25, 2022, EDOC issued a promissory note (the “August 2022 Note”) in the aggregate principal amount of up to $202,460 to the Sponsor (the “August Extension Funds”). The August Extension Funds, which (ii) equated to $0.033 per remaining Public Share, for each calendar month (commencing on August 12, 2022 and on the 12th day of each subsequent month) until November 12, 2022; and (ii) thereafter was increased to $0.05 for each Public Share that is not redeemed, for each calendar month (commencing on November 12, 2022 and on the 12th day of each subsequent month) until February 12, 2023, that is needed to complete an initial business combination. The principal amount of the August 2022 Note was permitted to be drawn down in three equal amounts and the balance of the August 2022 Note is payable by EDOC on the earlier of the consummation of EDOC’s initial business combination or the date of the liquidation of EDOC. As of March 9, 2023, approximately $202,500 was outstanding under the August 2022 Note.

On November 16, 2022, the Company issued a non-interest-bearing promissory note (the “November 2022 Note”) in the principal amount of up to $303,994 (the “November Extension Funds”) to the Sponsor, pursuant to which the Extension Funds will be deposited into the trust account for each Public Share that was not redeemed in connection with the Company’s termination date from August 12, 2022 to February 12, 2023. The principal amount of the November 2022 Note was permitted to be drawn down in three equal amounts and the balance of the November 2022 Note is payable by the Company on the earlier of the consummation of the Business Combination or the date of the liquidation of the Company. As of March 9, 2023, there was $303,994 outstanding under the November 2022 Note.

On January 10, 2023, EDOC issued a promissory note (the “January 2023 Note”) in the principal amount of up to $450,000 to the Sponsor. The January 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. A portion of the funds borrowed from the January 2023 Note were utilized to pay the November Extension Funds into the Trust Account. As of March 9, 2023, approximately $450,000 was outstanding under the January 2023 Note.

February 2023 Extension

On February 9, 2023, EDOC’s shareholders approved the extension of the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023 by depositing $0.05 per month into the Trust Account for each outstanding Public Share (or such earlier date following as determined by the EDOC Board). In connection with the approval of the extension, which extension was incorporated into the Fourth Amended and Restated Memorandum and Articles of Association which were adopted at such meeting on February 9, 2023, shareholders elected to redeem an aggregate of 1,172,247 EDOC Class A Ordinary Shares. As a result, an aggregate of $12.5 million (or approximately $10.70 per share) was released from the Trust Account to pay such shareholders and 854,378 Public Shares were issued and outstanding on February 14, 2023. In connection with the Extension Amendment, on February 14, 2023, EDOC issued a promissory note (the “February 2023 Note”) in the aggregate principal amount of up to $256,313.40 (the “February 2023 Extension Funds”) to the Sponsor, pursuant to which the Sponsor agreed to provide EDOC with equal installments of the February 2023 Extension Funds, or $42,718.90 ($0.05 per remaining Public Share) to be deposited into the Trust Account for each month in which the date by which EDOC must consummate its initial business combination is extended, from February 12, 2023 until August 12, 2023 (or such earlier date as determined by the EDOC Board). As of March 9, 2023, a sum of $42,718.90 has been drawn down on the February 2023 Note and deposited into the Trust Account to cover the first month of the extension.

Pubco

Pubco was incorporated on December 29, 2022 solely for the purpose of effectuating the Business Combination described herein. Pubco was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Pubco owns no material assets other than 100% of the shares in Merger Sub and does not operate any business. Prior to the consummation of the Business Combination, the sole director of Pubco is Gary Seaton and the sole shareholder of Pubco is Gary Seaton.

The mailing address of Pubco’s registered office in the Cayman Islands is c/o Stuarts Corporate Services Ltd., 69 Dr Roy’s Drive, P.O. Box 2510, Grand Cayman KY1-1104, Cayman Islands and its telephone number is 02 6942 4347.

After the consummation of the Business Combination, Pubco’s principal executive office will be that of AOI, located at 126 – 142 Cowcumbla Street, Cootamundra, Australia.

Merger Sub

Merger Sub was incorporated on December 29, 2022 solely for the purpose of effectuating the Business Combination described herein. Merger Sub was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Merger Sub owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director of Merger Sub is Gary Seaton, and the sole shareholder of Merger Sub is Pubco.

AOI

AOI is an Australian proprietary company. For additional information regarding AOI, see the section of this proxy statement/prospectus entitled “Business of AOI.”

The mailing address of AOI’s principal executive office is 126 – 142 Cowcumbla Street, Cootamundra, Australia, and its telephone number is 02 6942 4347.

Transaction and Organizational Structures Prior to and Following Consummation of the Business Combination

Pre-Business Combination Corporate Structure

The following simplified diagram illustrates the anticipated ownership structure of AOI immediately prior to the consummation of the Business Combination.

Energreen Nutrition Australia Pty Ltd.
(Australian proprietary company)
Oilseeds Supplier
50%
JSKS Enterprises Pty Ltd.
(Australian proprietary company)
Family Trustee
100%
75%
KGV Global FZE
(a UAE free zone entity)
Investment
22%
PLUS WEALTH AG
(an Australian company)
Investment
3%
CQ Oilseeds Pty Ltd.
(Australian proprietary company)
Crushing Plant
Australian Oilseeds Investments Pty Ltd.
(Australian proprietary company)
Investment
82.17%
Good Earth Oils Pty Ltd.
(Australian proprietary company)
Sales & Marketing
50%
Cowcumbla Investments Pty Ltd.
(Australian proprietary company)
Investment
17.3%
Minority Shareholders
(100% Australia-based)
Local Farm Investor
100%
Cootamundra Oilseeds Pty Ltd.
(Australian proprietary company)
Crushing Plant

Post-Business Combination Corporate Structure

The following simplified diagram illustrates the ownership structure of Pubco immediately following the consummation of the Business Combination.

EDOC Public Shareholders
Investors
12.1%
Australian Oilseeds Holdings Limited
Pubco
AOI Shareholders
Investors
76.2%
American Physicians LLC (Delaware LLC – EDOC's sponsor)
Investment
8.9%
100%
100%
EDOC Acquisition Corp. (Cayman Islands company)
Surviving Entity
Australian Oilseeds Investments Pty Ltd. (Australian proprietary company)
Investment
Minority Shareholders (100% Australia-based)
Local Farm Investor
17.3%
82.7%
100%
Good Earth Oils Pty Ltd. (Australian proprietary company)
Sales & Marketing
100%
Cowcumbla Investments Pty Ltd. (Australian proprietary company)
Investment
CQ Oilseeds Pty Ltd. (Australian proprietary company)
Crushing Plant
100%
14%
Cootamundra Oilseeds Pty Ltd. (Australian proprietary company)
Crushing Plant
Other Minority Shareholders
Local Farm Investor

Proposals to be Submitted At the Meeting

The following is a summary of the proposals to be submitted at the Meeting.

Proposal 1: The NTA Proposal

Assuming the Business Combination Proposal is approved, EDOC’s shareholders will be asked to consider and vote upon a proposal to approve by special resolution, the NTA Amendments, which shall be effective, if adopted and implemented by EDOC, prior to the consummation of the proposed Business Combination, to remove the requirements contained in the Existing Organizational Documents limiting EDOC’s ability to consummate an initial business combination if EDOC would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will not be presented to EDOC’s shareholders at the Meeting. Please see the section of this proxy statement/prospectus entitled “The NTA Proposal.”

Proposal 2: The Business Combination Proposal

On December 5, 2022, EDOC entered into a Business Combination Agreement with, AOI the Purchaser Representative, Pubco, Merger Sub, AOI, Gary Seaton, in his capacity as the Seller Representative, and the Sellers, and upon entry into joinders thereto, Pubco and Merger Sub. At the Closing, (a) (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity, as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI from the Sellers in exchange for Pubco Ordinary Shares, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act and the Australian Act.

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco Ordinary Shares with an aggregate value equal to, without duplication, (i) $190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of $4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco Ordinary Share to be issued to the Sellers valued at $10.00. The Business Combination Proposal also includes, pursuant to Cayman Islands law and the Existing Organizational Documents, authorization of the Plan of Merger, the form of which is attached to this proxy statement/prospectus as Annex C.

For a detailed discussion on calculation of the number of Pubco Ordinary Shares to be issued in connection with the Business Combination, please see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements.”

In addition to the approval of the Business Combination Proposal, unless waived by the parties to the Business Combination Agreement in accordance with applicable law, the Closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus titled “The Business Combination Proposal — Conditions to the Consummation of the Business Combination.”

Proposal 3: The Memorandum and Articles Proposal

In connection with the Business Combination, EDOC is, pursuant to SEC guidance, asking EDOC shareholders to consider and vote upon and to approve a Proposal for Pubco to adopt the Proposed Memorandum and Articles, substantially in the form attached to this proxy statement/prospectus as Annex B, to be effective immediately prior to the consummation of the Business Combination, separate and apart from their consideration and vote upon the Business Combination Proposal. This vote is not required by Cayman Islands law.

Pursuant to the Business Combination Agreement, prior to the consummation of the Business Combination, the board of directors and shareholders of Pubco will amend and restate Pubco’s memorandum and articles of association to provide for a more customary public company charter and set forth the rights of the holders of Pubco’s ordinary shares. The Proposed Memorandum and Articles will differ from EDOC’s amended and restated memorandum and articles of association in multiple respects, including, for example: (i) the name of the new public entity will be “Australian Oilseeds Holdings Limited” as opposed to “EDOC Acquisition Corp.”; (ii) Pubco’s corporate existence is perpetual as opposed to EDOC’s corporate existence terminating if a business combination is not consummated by EDOC within a specified period of time; (iii) the directors of EDOC may be removed by a resolution of the holders of the Class B shares whereas the directors of Pubco may be removed by resolutions of directors or members with or without cause; and (iv) the Proposed Memorandum and Articles do not include the various provisions applicable only to special purpose acquisition corporations that EDOC’s amended and restated memorandum and articles of association contains.

After the Merger, the directors and executive officers of EDOC will be the same as Pubco, and all other directors and officers of EDOC will resign and EDOC’s amended and restated memorandum and articles of association will be adopted at the Closing and be in substantially the same form as the Merger Sub articles and EDOC will change its name to a name to be determined by AOI. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus titled “Business Combination Proposal — Conditions to the Consummation of the Business Combination.”

The Memorandum and Articles Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Memorandum and Articles Proposal will not be presented to EDOC’s shareholders at the Meeting. The Memorandum and Articles Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals. For more information about the Proposed Memorandum and Articles, please see the section of this proxy statement/prospectus entitled “The Memorandum and Articles Proposal.”

Proposal 4: The Organizational Documents Advisory Proposals

As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, EDOC is requesting that EDOC’s shareholders approve by Ordinary Resolution, on a non-binding advisory basis, proposals to approve certain governance provisions included in the Proposed Memorandum and Articles, which are separately being presented. These votes are not required by Cayman Islands law. The shareholder votes regarding the Organizational Documents Advisory Proposals are advisory votes and are not binding on EDOC or EDOC’s board of directors (separate and apart from the approval of the Memorandum and Articles Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Advisory Proposals (separate and apart from approval of the Memorandum and Articles Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Advisory Proposals, EDOC intends that the Proposed Memorandum and Articles will take effect upon the Closing (assuming approval of the Memorandum and Articles Proposal). Please see the section of this proxy statement/prospectus entitled “The Organizational Documents Advisory Proposals.”

Proposal 5: The Equity Incentive Plan Proposal

Assuming the Business Combination Proposal is approved, EDOC’s shareholders will be asked to consider and vote upon a proposal to approve by Ordinary Resolution the Incentive Plan. Please see the section of this proxy statement/prospectus entitled “The Equity Incentive Plan Proposal.”

Proposal 6: The Director Election Proposal

Assuming the Business Combination Proposal is approved, EDOC’s shareholders will be asked to consider and vote upon a proposal to elect, effective at Closing, five (5) directors to serve terms on Pubco’s board of directors until the 2024 annual meeting of shareholders and until their respective successors are duly elected and qualified. Please see the section of this proxy statement/prospectus entitled “The Director Election Proposal.”

Proposal 7: The Adjournment Proposal

If necessary or desirable, at the determination of the EDOC Board, to adjourn the Meeting to a later date or dates. Please see the section of this proxy statement/prospectus entitled “The Adjournment Proposal.”

EDOC Initial Shareholders

As of [            ], 2023, the Record Date for the Meeting, the holders of EDOC’s Founder Shares, including EDOC’s Initial Shareholders, beneficially owned and were entitled to vote an aggregate of 2,250,000 Founder Shares that were issued prior to EDOC’s Initial Public Offering. As of March 29, 2023, the Founder Shares constituted approximately 61.5% of the issued and outstanding EDOC Ordinary Shares.

In connection with the Initial Public Offering, the Initial Shareholders agreed to vote all EDOC Ordinary Shares held by such Initial Shareholders, in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. The Founder Shares have no Redemption rights in the event of a business combination and will be worthless if no business combination is effected by EDOC by August 12, 2023, or such later time as may be approved by EDOC’s shareholders.

In connection with the Initial Public Offering, the Initial Shareholders of EDOC’s Founder Shares also agreed that the Founder Shares may not be (subject to limited exceptions) transferred (x) with respect to 50% of the Founder Shares, until the earlier of (i) six (6) months after the date of the consummation of an initial business combination or (ii) the date on which the closing price of the EDOC Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after EDOC’s initial business combination; and (y) with respect to the remaining 50% of the Founder Shares, six (6) months after the date of the consummation of EDOC’s initial business combination, or earlier, in either case, if, subsequent to EDOC’s initial business combination, EDOC consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of EDOC’s shareholders having the right to exchange their EDOC Ordinary Shares for cash, securities or other property.

Date, Time and Place of the Extraordinary General Meeting of Shareholders of EDOC

The Meeting will be held at            a.m., Eastern Time, on [            ], 2023, at [            ]. EDOC will also be hosting the Meeting via live webcast on the Internet at [___________] with the password of [            ], to consider and vote upon the NTA Proposal, the Business Combination Proposal, the Memorandum and Articles Proposal, the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, and if necessary, the Adjournment Proposal.

Voting Power; Record Date

Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned EDOC Ordinary Shares at the close of business on [            ], 2023, which is the Record Date for the Meeting. Shareholders will have one vote for each EDOC Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. EDOC Warrants and EDOC Rights do not have voting rights. On the Record Date, there were [3,658,378] EDOC Ordinary Shares (including 3,658,377 Class A Ordinary Shares and 1 Class B Ordinary Share) of EDOC issued and outstanding, of which 854,378 were Public Shares, with the rest being held by the EDOC Initial Shareholders, I-Bankers and the Backstop Investors (as defined below).

Quorum and Vote of EDOC Shareholders

A quorum of EDOC shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if the holders of no less than a majority of the issued and outstanding EDOC Ordinary Shares entitled to vote at the Meeting are present themselves or represented by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals.

EDOC’s Initial Shareholders have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of March 29, 2023, the Sponsor held 2,099,152 EDOC Class A Ordinary Shares and 1 EDOC Class B Ordinary Share, which constitute approximately 57.38% of the issued and outstanding EDOC Ordinary Shares. Such shares, as well as any EDOC Ordinary Shares acquired in the aftermarket by the Initial Shareholders, will be voted in favor of the proposals presented at the Meeting. Moreover, I-Bankers owns an aggregate of 75,000 Representative Shares and 65,000 Private Units issued in connection with the IPO, which contain 65,000 Private Shares and it is expected that I-Bankers will vote their shares in favor of all of the proposals being presented at the Meeting. As a result, the Sponsor owns a sufficient number of shares to approve the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal. The proposals presented at the Meeting will require the following votes:

•        The approval of the NTA Proposal will require a Special Resolution, passed by at least a two-thirds majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting.

•        Pursuant to EDOC’s Existing Organizational Documents and the Companies Act, the approval of the Business Combination Proposal, which includes authorization of the Plan of Merger, will require a Special Resolution, passed by at least a two-thirds majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Memorandum and Articles Proposal will require a Special Resolution passed by at least a two-thirds majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Organizational Documents Advisory Proposals, which are advisory and non-binding, will require an Ordinary Resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Equity Incentive Plan Proposal will require an Ordinary Resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Director Election Proposal will require an Ordinary Resolution passed by a majority of the votes which are cast by those holders of the EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Adjournment Proposal will require an Ordinary Resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the NTA Proposal, the Business Combination Proposal, the Memorandum and Articles Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Advisory Proposals, the Director Election Proposal, and (if presented) the Adjournment Proposal.

Redemption Rights

Pursuant to EDOC’s Existing Organizational Documents, a holder of Public Shares may demand that EDOC redeem such shares for cash if the Business Combination is consummated. Holders of Public Shares (whether or not they are holders on the Record Date) will be entitled to receive cash for these shares only if they demand that EDOC redeem their shares for cash no later than 5:00 p.m. Eastern Time on [            ], 2023 (two (2) business days prior to the Meeting) by (A) by submitting their request in writing to Continental Stock Transfer & Trust Company and (B) delivering their stock to EDOC’s transfer agent physically or electronically using The Depository Trust Company’s Deposit Withdrawal at Custodian (DWAC) System. If the Business Combination is not completed, these shares will not be redeemed for cash at this time in connection with the Business Combination. In such case, EDOC will promptly return any shares delivered by public holders for Redemption and such holders may only share in the assets of the Trust Account upon the liquidation of EDOC. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised their Redemption rights in connection therewith due to potential claims of creditors of EDOC. If a holder of Public Shares properly demands Redemption, EDOC will redeem each Public Share for its pro rata portion of the Trust Account, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination.

As of [            ], 2023, the Record Date, this would amount to approximately $[            ] per share. If a holder of Public Shares exercises its Redemption rights, then it will be exchanging its EDOC Ordinary Shares for cash and will no longer own the shares. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Shareholders of EDOC — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash.

Unless the NTA Proposal is approved, the Business Combination will not be consummated if EDOC has net tangible assets of less than $5,000,001 immediately prior to, or upon the consummation of the Business Combination after taking into account holders that have properly demanded Redemption of their Public Shares, upon the consummation of the Business Combination, into cash and the proceeds of any private placement.

Holders of EDOC Warrants and EDOC Rights do not have Redemption rights with respect to such securities.

Appraisal Rights

Holders of EDOC Units, EDOC Warrants, and EDOC Rights do not have appraisal rights in respect to their EDOC Units, EDOC Warrants, or EDOC Rights in connection with the Business Combination under the Companies Act.

Holders of EDOC Ordinary Shares who comply with the applicable requirements of Section 238 of the Companies Act may have the right, under certain circumstances, to object to the Merger and exercise appraisal (“dissenter”) rights, which would entitle them to seek payment of the fair value of their EDOC Ordinary Shares. Shareholders who do wish to exercise their statutory dissenter rights, if applicable, will be required to deliver notice of their intention to exercise their statutory dissenter rights to EDOC prior to the Meeting and follow the process prescribed in Section 238 of the Companies Act.

In the event that any holder of EDOC Ordinary Shares delivers notice of their intention to exercise their statutory dissenter rights, EDOC and the other parties to the Business Combination Agreement may in their sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Companies Act. In such circumstances where the exception under Section 239 of the Companies Act is invoked, no statutory dissenter rights shall be available to EDOC shareholders, including those EDOC shareholders who have delivered a written objection to the Merger prior to the Meeting and followed the process prescribed in Section 238 of the Companies Act, and each such holder’s EDOC Ordinary Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one Pubco Ordinary Share for each EDOC Ordinary Share.

Further details of the statutory appraisal rights are set out below the section titled “Appraisal Rights.” Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights contained in Section 238 of the Companies Act.

These statutory appraisal rights are separate to and mutually exclusive of the right of holders of Public Shares to elect to have their shares redeemed for cash at the applicable Redemption Price in accordance with the amended and restated memorandum and articles of association of EDOC, which are discussed above in the section titled “Questions and Answers about the Proposals — Do I have Redemption Rights?”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. EDOC has engaged Advantage Proxy (“Advantage”) as proxy solicitor to assist in the solicitation of proxies in connection with the Meeting.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Meeting. A shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy, or attending and voting, virtually via the live webcast, during the Meeting as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Shareholders of EDOC — Revoking Your Proxy.”

Interests of EDOC’s Initial Shareholders, Directors and Officers in the Business Combination

When you consider the recommendation of EDOC’s board of directors in favor of approval of the Proposals, you should keep in mind that EDOC’s Initial Shareholders and its directors and executive officers, have interests in such proposals that are different from, or in addition to, your interests as an EDOC shareholder, Warrant holder or Rights holder. These interests include, among other things:

•        If the Business Combination with AOI or another business combination is not consummated by August 12, 2023 (unless extended by EDOC’s shareholders), EDOC will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, the 1,685,153 Founder Shares (including the EDOC Class A Ordinary Shares issued upon conversion of the EDOC Class B Ordinary Shares) held by EDOC’s Initial Shareholders, including any directors and officers, would be worthless because EDOC’s Initial Shareholders are not entitled to participate in any Redemption or distribution with respect to such shares (although the Founder Shares have certain rights that differ from the rights of holders of the Public Shares, the aggregate value of such shares is estimated to be approximately $19.2 million, assuming the per share value of the shares is the same as the $10.78 closing price of the Public Shares on the Nasdaq on March 29, 2023, despite having been purchased for an aggregate of $25,000).

•        The Sponsor purchased an aggregate of 414,000 Private Units for an aggregate amount of $4,140,000 simultaneously with the consummation of the Initial Public Offering containing 414,000 Private Shares, 414,000 Private Warrants and 414,000 Private Rights. Although such securities have certain rights that differ from the rights of holders of the Public Shares, Public Warrants and Public Rights, respectively, the Private Shares had an aggregate market value of approximately $4.46 million based upon the closing price of EDOC’s Ordinary Shares of $10.78 per share on Nasdaq as of March 29, 2023, the Private Warrants had an aggregate market value of approximately $8,280 based upon the closing price of EDOC’s Warrants of $0.02 per Warrant on Nasdaq as of March 29, 2023 and the Private Rights had an aggregate market value of approximately $57,960 based upon the closing price of EDOC’s Rights of $0.14 per Right on Nasdaq as of March 29, 2023. If EDOC is unable to complete a business combination by August 12, 2023 (unless extended by EDOC’s shareholders), the Private Shares, Private Warrants and Private Rights will expire worthless and the Initial Shareholders will be unable to recoup its investment in EDOC.

•        EDOC has issued the Sponsor Notes to the Sponsor. As of March 9, 2023, an aggregate of approximately $3.4 million was due to the Sponsor under the Sponsor Notes. If the Business Combination or another initial business combination is not consummated, the Sponsor Notes, may not be repaid to Sponsor, in whole or in part.

•        If EDOC is unable to complete a business combination within the time period by August 12, 2023 (unless extended by EDOC’s shareholders), the Sponsor has agreed to indemnify EDOC to the extent necessary to preserve the proceeds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to EDOC, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay EDOC tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under EDOC’s indemnity of the underwriters of EDOC’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•        EDOC’s Initial Shareholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDOC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDOC fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, EDOC may not be able to reimburse these expenses if the Business Combination with AOI or another business combination is not completed by August 12, 2023 (unless extended by EDOC’s shareholders).

•        EDOC’s existing directors and officers will be eligible for continued indemnification and continued coverage under EDOC’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.

•        the anticipated election of Kevin Chen, Chairman and Chief Executive Officer of EDOC, as a director of Pubco after the consummation of the Business Combination. As such, in the future, Mr. Chen will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to its directors. See the section titled “Director and Officer Compensation — Director and Officer Compensation Following the Business Combination.”

•        the fact that, at the option of the Sponsor, up to $1,500,000 of the approximately $3.0 million outstanding loans under the Sponsor Notes may be converted into units that are identical to the Private Units.

Recommendation to Shareholders

The EDOC Board has determined that the Business Combination Proposal and the other proposals to be presented at the Meeting are fair to and in the best interest of EDOC’s shareholders and unanimously recommends that its shareholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” each of the director nominees set forth in the Director Election Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal.

Conditions to the Consummation of the Business Combination

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of EDOC’s shareholders; (ii) expiration of any waiting period under applicable antitrust laws; (iii) no law or order preventing or prohibiting the Transactions; (iv) all consents to be required to be obtained from or made with any governmental authority in order to consummate the Transactions having been made; (v) all consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the Transactions that are set forth in the disclosure schedules shall have each been obtained or made; (vi) no pending action brought by a third-party non-affiliate to enjoin or otherwise restrict the consummation of the Closing being outstanding; (vii) EDOC having at least $5,000,001 in net tangible assets upon the Closing, after giving effect to the completion of the Redemption and any PIPE Investment, (viii) the members of the Pubco Board shall having been elected or appointed as of the Closing consistent with the terms of the Business Combination Agreement; (ix) the shareholders of Pubco having amended and restated the memorandum and articles of association of Pubco in form and substance mutually acceptable in good faith to Pubco, EDOC and AOI; (x) each of AOI and EDOC having received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing, and Pubco shall not have received any written objection to such determination from the SEC that remains unresolved; (xi) the effectiveness of the Registration Statement; (xii) the Pubco Ordinary Shares and Pubco Warrants having been approved for listing on Nasdaq; and (xiii) the Minimum Cash Condition.

In addition, unless waived by AOI, Pubco and the Seller Representative, the obligations of AOI, Pubco and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of EDOC having been true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date, subject to certain materiality thresholds; (ii) EDOC and the Purchaser Representative having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to EDOC since the date of the Business Combination Agreement which is continuing and uncured; and (iv) all Ancillary Documents having been executed by each respective party thereto and shall be in full force and effect in accordance with their terms as of the Closing.

Unless waived by EDOC, the obligations of EDOC to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of AOI, Pubco, Merger Sub and the Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) AOI, Pubco, Merger Sub each Seller and the Seller Representative having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to any Target Company or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by EDOC of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to EDOC and AOI between certain individuals and Pubco, duly executed by the parties thereto; (v) the Non-Competition Agreements and Lock-Up Agreements are in full force and effect; (vi) receipt by EDOC of the Founder Registration Rights Agreement Amendment, duly executed by Pubco; (vii) receipt by EDOC of the Seller Registration Rights Agreement, duly executed by Pubco; (viii) receipt by EDOC of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco; (ix) receipt by EDOC of the evidence of the termination of any outstanding options, warrants or other convertible securities of AOI (if any); (x) receipt by EDOC of a duly executed opinion from AOI’s counsel, in form and substance reasonably satisfactory to EDOC, addressed to EDOC and dated as of the Closing Date; and (xi) receipt by EDOC of evidence of the termination of certain related party agreements.

Certain Material U.S. Federal Income Tax Considerations

For a description of certain material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of ordinary shares of EDOC and the ownership and disposition of Ordinary Shares, see the section entitled “Material U.S. Federal Income Tax Considerations”.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, EDOC will be treated as the “acquired” company for financial reporting purposes, and AOI will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        AOI’s current shareholders will hold a majority of the voting power of Pubco post Business Combination;

•        Effective upon the Business Combination, the post-combination Board will consist of five (5) directors, a majority of which will be independent under Nasdaq requirements, including three (3) directors designated by AOI, one (1) director designated by EDOC and one (1) independent director who will be mutually agreed upon by AOI and EDOC;

•        AOI’s operations will substantially comprise the ongoing operations of Pubco;

•        AOI is the larger entity in terms of substantive operations and employee base; and

•        AOI’s senior management will comprise the senior management of Pubco.

Another determining factor was that EDOC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of EDOC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to EDOC over the fair value of EDOC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Risk Factors

In evaluating the proposals to be presented at the Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors”. These risks are summarized below.

Summary of Risk Factors

Risks Related to the Business Combination and EDOC

•        Since the Sponsor and EDOC’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of EDOC’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with AOI is appropriate as EDOC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in EDOC if the business combination is not completed.

•        EDOC and AOI will incur significant transaction and transition costs in connection with the Business Combination.

•        EDOC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for EDOC to complete the Business Combination with which a substantial majority of EDOC shareholders do not agree.

•        There are risks to EDOC’s shareholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of AOI directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

•        Nasdaq may not list Pubco’s securities on its exchange, which could limit investors’ ability to make transactions in Pubco’s securities and subject Pubco to additional trading restrictions.

•        EDOC’s shareholders may be held liable for claims by third parties against EDOC to the extent of distributions received by them upon redemption of their shares.

Risks Related to Redemption

•        Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If EDOC’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

•        If a Public Shareholder or a “group” of Public Shareholders are deemed to hold in excess of 15% of EDOC’s Public Shares, that Public Shareholder or Public Shareholders will lose the ability to redeem all such shares in excess of 15% of EDOC’s Public Shares, absent EDOC’s consent.

Risks Related to Our Securities Following the Business Combination and AOI Operating as a Public Company

•        A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of the Pubco Ordinary Shares.

•        If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

•        We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make the Pubco Ordinary Shares less attractive to investors.

•        Pubco will be a “foreign private issuer” and, as a result, will be permitted to rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of the Pubco Ordinary Shares.

•        Following the Business Combination, Pubco will not be a “controlled company” under the Nasdaq listing rules because not more than 50% of Pubco’s voting power held by a single person, entity or group. However, the former AOI equity holders may control a majority of the voting power of the Outstanding Pubco Ordinary Shares.

Risks Related to AOI’s Business

•        We are significantly dependent on the revenues from the sale of our products and, therefore, our results of operations could be negatively impacted if we are unable to sell a sufficient number of products at satisfactory margins.

•        We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

•        We are dependent on contracts with local and regional farmers for oilseeds and loss of these contracts could have a material adverse effect on our business, financial condition and revenues.

•        Our operations are inherently subject to changing conditions that can affect our profitability, such as a decrease in sales of our products and unfavorable weather and environmental conditions.

•        Disruptions in water and power supply may adversely affect our and our suppliers’ operations.

•        Our operating results may fluctuate, and our operating results could be adversely affected by various factors such as a decrease of product sales, price changes in response to competitive factors and increases in oil seed costs.

•        If we fail to effectively promote our brand, our business, financial condition and results of operations may be materially and adversely affected.

•        We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire qualified personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

•        We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

•        We may be subject to claims, litigation or regulatory actions filed or pending by or against us, and any obligation to pay a judgment or damages could materially harm our business or financial condition.

•        The retail price of our products may be subject to control by government authorities which may cause a material adverse effect on our financial condition and results of operations.

•        Our business requires a number of permits and licenses in order to carry on our business.

•        Adverse publicity associated with our products, raw materials or top suppliers and customers, could harm our reputation, financial condition and operating results.

•        We may not be able to develop new products and as a result, our business and financial condition could be adversely affected.

•        Our operations may be disrupted for maintenance services or reasons beyond our control, which could adversely affect our business, financial condition and results of operations.

SELECTED HISTORICAL FINANCIAL INFORMATION OF EDOC

The following tables present EDOC’s selected historical financial information derived from EDOC’s audited financial statements included elsewhere in this proxy statement/prospectus as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022 and December 31, 2021 and for the period from August 20, 2020(inception) through December 31, 2020.

	Year Ended December 31, 2022	Year Ended December 31, 2021	For the Period From August 20, 2020 (Inception) Through December 31, 2020
Income Statement Data:
Loss from operations	$(2,544,984)	$(1,798,098)	$(89,341)
Net loss	$(7,686,390)	$(899,880)	$(565,298)
Weighted average shares outstanding, redeemable Class A ordinary shares	3,122,111	9,000,000	3,834,783
Basic and diluted net loss per share, redeemable Class A ordinary shares	$(1.30)	$(0.08)	$(0.08)
Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	2,804,000	2,804,000	2,960,283
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(1.30)	$(0.08)	$(0.08)
	December 31, 2022	December 31, 2021	December 31, 2020
Balance Sheet Data:
Cash and marketable securities held in the Trust Account	$21,319,155	$92,459,548	$91,538,680
Total assets	$21,405,267	$92,719,037	$92,636,908
Total liabilities	$4,389,775	$2,209,201	$1,227,192
Class A ordinary shares subject to possible redemption	$21,319,155	$92,459,548	$91,530,000
Total shareholders’ deficit	$(4,303,663)	$(1,949,712)	$(120,284)

SELECTED HISTORICAL FINANCIAL INFORMATION OF AOI

The following tables present AOI’s selected historical financial information derived from AOI’s audited financial statements as of June 30, 2022 and 2021 and for the year ended June 30, 2022 and for the year ended June 30, 2021 and AOI’s unaudited financial statements as of September 30, 2022 and 2021, and for the three months ended September 30, 2022 and 2021.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto. AOI’s financial statements are prepared and presented in accordance with IFRS. The amounts presented in the tables below are in AUD.

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Year Ended June 30, 2022	Year Ended June 30, 2021
Income Statement Data:
Net profit from continuing operations	$381,243	$319,062	$2,286,282	$788,390
Total comprehensive income	$381,243	$319,062	$2,286,282	$788,390
Members of the parent entity	$315,184	$263,777	$1,890,133	$651,784
Non-controlling interest	$66,059	$55,285	$396,149	$136,606
Weighted average shares outstanding, ordinary shares	2,582,487	2,582,487	2,582,487	2,582,487
Basic and diluted net profit per share, ordinary shares	$0.12	$0.10	$0.73	$0.25
	September 30, 2022	June 30, 2022	June 30, 2021
Balance Sheet Data:
Cash and cash equivalents	$119,974	$164,040	$236,397
Total assets	$13,327,283	$14,209,059	$11,822,663
Total liabilities	$7,489,775	$8,752,794	$7,213,148
Total shareholders’ deficit	$(276,527)	$(657,769)	$(2,944,051)
Attributable to members of the parent entity	$(228,612)	$(543,796)	$(2,433,929)
Attributable to non-controlling interest	$(47,914)	$(113,973)	$(510,122)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements do not necessarily reflect what Pubco’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also may not be useful in predicting the future financial condition and results of operations of Pubco. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only.

The historical financial statements of AOI have been prepared in accordance with IFRS and in its functional and presentation currency of the Australian dollar (“AUD”). The historical financial statements of EDOC have been prepared in accordance with U.S. GAAP in its functional and presentation currency of the United States dollar (“USD”). The financial statements of EDOC have been translated into AUD for purposes of having pro forma combined financial information.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of EDOC Class A Ordinary Shares:

•        Assuming No Additional Redemptions:    This presentation assumes that no public shareholders of EDOC exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•        Assuming Maximum Redemptions:  This presentation assumes that EDOC public shareholders holding 854,378 shares of EDOC Class A Ordinary Shares will exercise their redemption rights for AUD$13.3 million upon consummation of the Business Combination at a redemption price of approximately AUD$15.57 per share (or approximately USD$10.74 per share). The maximum redemption amount reflects the maximum number of the EDOC’s Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement and the assumption that EDOC’s Existing Organizational Documents are amended such that they will not be required to maintain a minimum net tangible asset value of at least $5,000,001 prior to or upon consummation of the Business Combination after giving effect to the payments to redeeming shareholders. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions. Should the NTA Proposal not be approved, EDOC would not be permitted to proceed with the Business Combination.

The following table sets out share ownership of AOI on a pro forma basis assuming the No Additional Redemptions Scenario and the Maximum Redemptions Scenario:

	No Additional Redemptions Scenario	Maximum Redemptions Scenario
Rollover equity shares of AOI shareholders	18,308,480	18,308,480
EDOC public shareholders	1,754,378	900,000
EDOC Sponsor’s Founder Shares	1,685,153	1,685,153
Backstop Founder Shares	564,847	564,847
Sponsor and I-Banker Private Units	526,900	526,900
Representative Shares	75,000	75,000
Total	22,914,758	22,060,380

The following table sets out summary data derived from the unaudited pro forma condensed combined statement of financial position and the unaudited pro forma condensed combined statement of operations. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2022, gives effect to the Business Combination as if it had occurred on June 30, 2022. The summary unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022, gives effect to the Business Combination as if it had occurred on July 1, 2021. The tables below are presented in AUD:

	Pro Forma Combined
	No Additional Redemptions Scenario	Maximum Redemptions Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended June 30, 2022
Net loss	$(78,992,672)	$(78,488,973)
Net loss per share – basic and diluted	$(3.45)	$(3.56)
Weighted average shares outstanding – basic and diluted	22,914,758	22,060,380
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2022
Total assets	$24,692,478	$18,170,214
Total liabilities	$18,806,740	$25,587,525
Total equity	$5,885,738	$(7,417,311)

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for EDOC and AOI, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination presented under two scenarios:

•        Scenario 1 — Assuming No Additional Redemptions:    This presentation assumes that no public shareholders of EDOC exercise their redemption rights with respect to their Public Shares upon consummation of the Business Combination;

•        Scenario 2 — Assuming Maximum Redemptions:    This presentation assumes that EDOC public shareholders holding 854,378 shares of EDOC Class A Ordinary Shares will exercise their redemption rights for AUD$13.3 million upon consummation of the Business Combination at a redemption price of approximately AUD$15.57 per share (or approximately USD$10.74 per share). The maximum redemption amount reflects the maximum number of the EDOC’s Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement and the assumption that EDOC’s Existing Organizational Documents are amended such that they will not be required to maintain a minimum net tangible asset value of at least $5,000,001 prior to or upon consummation of the Business Combination after giving effect to the payments to redeeming shareholders. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions. Should the NTA Proposal not be approved, EDOC would not be permitted to proceed with the Business Combination.

This information is only a summary and should be read in conjunction with the historical financial statements of EDOC and AOI and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of EDOC and AOI is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of EDOC and AOI would have been had the companies been combined during the period presented.

			Pro Forma Combined
Six Months Ended June 30, 2022 (AUD$)	AOI (Historical)	EDOC (Historical)	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Net income/(loss)	$2,221,258	$(10,084,225)	$(78,992,672)	$(78,488,973)
Shareholders’ equity (deficit)	$6,180,217	$(4,992,775)	$5,885,738	$(7,417,311)
Shareholders’ equity (deficit) per share – basic and diluted	$—	$(0.53)	$0.26	$(0.34)
Cash dividends	$—	$—	$—	$—
Weighted average shares – basic and diluted	—	9,353,250	22,914,758	22,060,380
Net loss per share – basic and diluted	$—	$(1.11)	$(3.45)	$(3.56)

Shareholders’ equity per share = total equity/shares outstanding

RISK FACTORS

The following risk factors will apply to business and operations of EDOC, AOI and Pubco following the Closing. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of AOI and Pubco’s business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your EDOC Ordinary Shares. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. Pubco, AOI and EDOC may face additional risks and uncertainties that are not presently known to them, or that they currently deem immaterial, which may also impair Pubco’s business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the consolidated financial statements of AOI and financial statements of EDOC and notes thereto included elsewhere in this proxy statement/prospectus.

Risks Related to the Business Combination and EDOC

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Edoc prior to the consummation of the Business Combination and Pubco following the consummation of the Business Combination.

The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, but are not limited to: the approval of the Business Combination Agreement and the transactions contemplated thereby, the adoption of Pubco’s amended and restated the memorandum and articles of association, the adoption and approval of the Incentive Plan for Pubco, the appointment of the members of the Pubco’s board of directors after the Closing and other related matters by the requisite vote of EDOC’s shareholders, as well as receipt of requisite regulatory approval, absence of orders prohibiting completion of the Business Combination, effectiveness of the registration statement of which this proxy statement/prospectus is a part, meeting the NTA Condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Business Combination Agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the closing of the Business Combination may be significantly delayed or not occur at all. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval, or EDOC or AOI may elect to terminate the Business Combination Agreement in certain other circumstances.

EDOC’s Sponsor controls a substantial interest in EDOC and thus may exert a substantial influence as to whether the Proposals presented at the Meeting, including the Business Combination Proposal, are approved, potentially in a manner that public shareholders do not support.

EDOC’s Initial Shareholders own approximately 57.38% of the total issued and outstanding EDOC Ordinary Shares and have right to vote on all of the proposals presented to EDOC’s shareholders at the Meeting. As a result, the Sponsor owns a sufficient number of shares to approve the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal. In addition, until the consummation of the Business Combination or another initial business combination, only holders of Class B Ordinary Shares may vote to appoint or remove directors. Accordingly, EDOC’s Initial Shareholders may exert a substantial influence on the outcome of the proposals presented at the Meeting, including the proposal to approve the Business Combination, potentially in a manner that is not supported by some or all of the Public Shareholders. If the Initial Shareholders purchase Class A Ordinary Shares prior to the Record Date for the Meeting, this would increase their control. None of EDOC’s initial shareholders, officers or directors have any commitments or agreements to purchase additional EDOC securities or, to EDOC’s knowledge, has any current intention to purchase additional securities. Additionally, is likely that all of EDOC’s current directors will continue in office until the consummation of the Business Combination

(which they have agreed to do pursuant to the Insider Letter Agreement), unless any such director resigns or is removed or replaced by the holders of EDOC’s Class B Ordinary Shares. Accordingly, the Sponsor will continue to exert control at least until the consummation of the Business Combination.

Since the Sponsor and EDOC’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of EDOC’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with AOI is appropriate as EDOC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in EDOC if the business combination is not completed.

When you consider the recommendation of the EDOC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and EDOC’s directors and officers have interests in such proposal that are different from, or in addition to, those of EDOC’s security holders generally. These interests include, among other things:

•        If the Business Combination with AOI or another business combination is not consummated by August 12, 2023 (unless extended by EDOC’s shareholders), EDOC will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, the 1,685,153 Founder Shares (including the EDOC Class A Ordinary Shares issued upon conversion of the EDOC Class B Ordinary Shares) held by EDOC’s Initial Shareholders, including any directors and officers, would be worthless because EDOC’s Initial Shareholders are not entitled to participate in any Redemption or distribution with respect to such shares (although the Founder Shares have certain rights that differ from the rights of holders of the Public Shares, the aggregate value of such shares is estimated to be approximately $19.2 million, assuming the per share value of the shares is the same as the $10.78 closing price of the Public Shares on the Nasdaq on March 29, 2023, despite having been purchased for an aggregate of $25,000).

•        The Sponsor purchased an aggregate of 414,000 Private Units for an aggregate amount of $4,140,000 simultaneously with the consummation of the Initial Public Offering containing 414,000 Private Shares, 414,000 Private Warrants and 414,000 Private Rights. Although such securities have certain rights that differ from the rights of holders of the Public Shares, Public Warrants and Public Rights, respectively, the Private Shares had an aggregate market value of approximately $4.46 million based upon the closing price of EDOC’s Ordinary Shares of $10.78 per share on Nasdaq as of March 29, 2023, the Private Warrants had an aggregate market value of approximately $8,280 based upon the closing price of EDOC’s Warrants of $0.02 per Warrant on Nasdaq as of March 29, 2023 and the Private Rights had an aggregate market value of approximately $57,960 based upon the closing price of EDOC’s Rights of $0.14 per Right on Nasdaq as of March 29, 2023. If EDOC is unable to complete a business combination by August 12, 2023 (unless extended by EDOC’s shareholders), the Private Shares, Private Warrants and Private Rights will expire worthless and the Initial Shareholders will be unable to recoup its investment in EDOC.

•        EDOC has issued the Sponsor Notes to the Sponsor. As of March 9, 2023, an aggregate of approximately $3.4 million was due to the Sponsor under the Sponsor Notes. If the Business Combination or another initial business combination is not consummated, the Sponsor Notes, may not be repaid to Sponsor, in whole or in part.

•        If EDOC is unable to complete a business combination within the time period by August 12, 2023 (unless extended by EDOC’s shareholders), the Sponsor has agreed to indemnify EDOC to the extent necessary to preserve the proceeds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to EDOC, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay EDOC tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under EDOC’s indemnity of the underwriters of EDOC’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•        EDOC’s Initial Shareholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on EDOC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if EDOC fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, EDOC may not be able to reimburse these expenses if the Business Combination with AOI or another business combination is not completed by August 12, 2023 (unless extended by EDOC’s shareholders).

•        EDOC’s existing directors and officers will be eligible for continued indemnification and continued coverage under EDOC’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.

•        the anticipated election of Kevin Chen, Chairman and Chief Executive Officer of EDOC, as a director of Pubco after the consummation of the Business Combination. As such, in the future, Mr. Chen will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to its directors. See the section titled “Director and Officer Compensation — Director and Officer Compensation Following the Business Combination.”

•        the fact that, at the option of the Sponsor, up to $1,500,000 of the approximately $3.0 million outstanding loans under the Sponsor Notes may be converted into units that are identical to the Private Units.

The existence of personal and financial interests of one or more of EDOC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of EDOC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. For additional information on the interests and relationships of EDOC’s Sponsor, Initial Shareholders, directors and officers in the Business Combination see the sections titled “Summary of the proxy statement/prospectus Interests of EDOC’s initial shareholders, Sponsor, Officers and Directors in the Business Combination,” “The Business Combination Proposal — Interests of EDOC’s Directors and Officers and Others in the Business Combination,” “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities.”

EDOC’s Existing Organizational Documents include a waiver of business opportunities, which would otherwise require directors and officers to offer business opportunities of which they become aware to EDOC. Consequently, under EDOC’s Existing Organizational Documents, EDOC’s directors and officers are not obligated to introduce to EDOC business opportunities of which they became aware in which EDOC may have had an interest, but could offer such business opportunities to others or pursue them for their own benefit.

However, in order to minimize potential conflicts of interest which may arise from multiple affiliations, each of EDOC’s directors and officers agreed in the Insider Letter Agreement that, until the earlier of EDOC consummation of an initial business combination or liquidation, such director or officer will present to EDOC for its consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, subject to any pre-existing fiduciary and contractual obligations of such director or officer.

Nonetheless, the personal and financial interests of EDOC’s directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. The different timelines of competing business combinations could cause EDOC’s directors and officers to prioritize a different business combination over finding a suitable acquisition target for its business combination. Consequently, EDOC’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in EDOC’s shareholders’ best interest, which could negatively impact the timing for a business combination. EDOC is not aware of any such conflicts of interest and does not believe that any such conflicts of interest have impacted its search for an acquisition target.

If a corporation waives the corporate opportunity doctrine, a director or officer of the corporation has an inherent conflict of interest in deciding whether to present a particular business opportunity to that or any other corporation on whose board such individual serves or to pursue it for such individual’s own personal interests. EDOC is not aware of any officer or director of EDOC that was required to forego presenting any opportunity to acquire a target business to EDOC as a result of a pre-existing fiduciary contractual obligation and, to EDOC’s knowledge, the waiver of the business opportunities doctrine in the Existing Organizational Documents did not impact EDOC’s search for an acquisition target.

The personal and financial interests of the Sponsor as well as EDOC’s directors and officers may have influenced their motivation in identifying and selecting AOI as a business combination target, completing an initial business combination with AOI, and influencing the operation of the business following the initial business combination. In considering the recommendations of EDOC’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of EDOC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in EDOC’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require EDOC to agree to amend the Business Combination Agreement, to consent to certain actions taken by AOI or to waive rights that EDOC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of AOI’s business or a request by AOI to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at EDOC’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for EDOC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.

EDOC and AOI will incur significant transaction and transition costs in connection with the Business Combination.

EDOC and AOI have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. EDOC and AOI may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Business Combination Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by AOI following the Closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt AOI’s relationships with its suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on AOI’s business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect AOI’s ability to retain and hire key personnel and other employees;

•        suppliers, business partners and other parties with which AOI maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with AOI or fail to extend an existing relationship with AOI; and

•        AOI continues to expend and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of these potential developments were to materialize, they could lead to significant costs which may impact AOI and, in the future, AOI’s results of operations and cash available to fund its business.

The Business Combination may disrupt AOI’s current business plans and operations and may cause difficulties in retaining its employees.

Uncertainties about the effect of the Business Combination on employees may have an adverse effect on AOI. These uncertainties may impair AOI’s ability to attract, retain and motivate key personnel until the Business Combination is completed. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, Pubco’s business following the Business Combination could be negatively impacted. In addition, the Business Combination Agreement restricts AOI from making certain expenditures and taking other specified actions without the consent of EDOC until the Closing occurs. These restrictions may prevent AOI from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination.

Subsequent to the consummation of the Business Combination, Pubco may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause EDOC shareholders to lose some or all of your investment.

Although EDOC has conducted due diligence on AOI, EDOC cannot assure Public Shareholders that this diligence revealed all material issues that may be present in AOI’s businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of EDOC’s or AOI’s control will not later arise. As a result, Pubco may be forced to later write-down or write-off assets, restructure Pubco’s operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with EDOC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on EDOC’s or Pubco’s liquidity, the fact that EDOC or Pubco reports charges of this nature could contribute to negative market perceptions about EDOC, Pubco or EDOC’s or Pubco’s securities. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by EDOC’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

EDOC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for EDOC to complete the Business Combination with which a substantial majority of Edoc shareholders do not agree.

EDOC’s Existing Organizational Documents do not provide a specified maximum redemption threshold, except that unless the NTA Proposal is approved, the Existing Organizational Documents limit EDOC’s ability to redeem ordinary shares and consummate the Business Combination if EDOC would have less than $5,000,001 in net tangible assets prior to or upon consummation of the Business Combination.

As a result, EDOC may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers, or their affiliates. No agreements with respect to the private purchase of public shares by EDOC or the persons described above have been entered into with any such investor or holder, outside of the Backstop Agreements, which are no longer in effect. If such arrangements or agreements are entered into, EDOC will file a Current Report on Form 8-K prior to the Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of EDOC Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of EDOC Ordinary Shares for which EDOC has received redemption requests.

EDOC’s board of directors did not obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination.

EDOC’s board of directors did not obtain a third-party fairness opinion in connection with their determination to approve the Business Combination. In analyzing the Business Combination, EDOC’s board of directors reviewed the significant business, financial and legal due diligence completed and/or commission by EDOC’s management on AOI and researched the industry in which AOI operates and concluded that the Business Combination is in the best interests of EDOC. Accordingly, investors will be relying solely on the judgment of EDOC’s board of directors and management in valuing AOI’s business, and EDOC’s board of directors and management may not have properly valued such business. The lack of a third-party fairness opinion may lead an increased number of shareholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact EDOC’s ability to consummate the Business Combination or adversely affect Pubco’s liquidity following the consummation of the Business Combination.

The Sponsor, EDOC’s directors, officers, advisors, and their affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of EDOC Ordinary Shares.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding EDOC or its securities, EDOC’s directors and officers, the Sponsor, AOI and/or their respective affiliates may purchase Public Shares, Public Warrants or Public Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire EDOC Ordinary Shares. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements with respect to such a transaction have been entered into with any such person. If such a transaction were to occur, it is contemplated that, in accordance with the SEC’s Compliance and Disclosure Interpretation 166.01, such persons would agree, among other things, that: (i) the purchase price for the EDOC Ordinary Shares will not exceed the redemption price; (ii) the persons described above will waive redemption rights, if any, with respect to the Public Shares they acquire in such transactions; and (iii) any such EDOC Ordinary Shares acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, EDOC will file a Current Report on Form 8-K prior to the Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons and the consideration received by each party in connection with such arrangements. Any such report will include (i) the amount of EDOC Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of EDOC Ordinary Shares for which EDOC has received redemption requests. Entering into any such incentive arrangements may have a depressive effect on outstanding EDOC Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either prior to or immediately after the Meeting.

Entering into any such incentive arrangements may have a depressive effect on the EDOC Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Extraordinary General Meeting. In addition, if such purchases are made, the public float of EDOC Ordinary Shares, EDOC Rights or EDOC Warrants and the number of beneficial holders of EDOC securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of EDOC securities on Nasdaq.

Nasdaq may delist EDOC’s securities from trading on its exchange prior to the Business Combination, which could limit investors’ ability to make transactions in EDOC’s securities and subject it to additional trading restrictions.

We cannot assure you that our securities will continue to be listed on Nasdaq in the future and prior to the Business Combination. In order to continue listing our securities on Nasdaq prior to an initial Business Combination, we must maintain certain financial, distribution and share price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of its securities (generally 300 round-lot holders).

On April 14, 2022, we received a deficiency letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that, for the preceding 30 consecutive business days, the Company’s Market Value of Listed Securities (“MVLS”) was below the $35 million minimum requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”).

On October 13, 2022, we received a determination letter (the “Letter”) from the Staff stating that EDOC has not regained compliance, within the prior six month grace period, with the MVLS Requirement, since our Ordinary Shares were below the $35 million minimum MVLS and had not been at least $35 million for a minimum of 10 consecutive business days at any time during the 180-day grace period granted to EDOC.

Pursuant to the Letter, unless we requested a hearing to appeal this determination by 4:00 p.m. Eastern Time on October 20, 2022, our Ordinary Shares were to be delisted from The Nasdaq Capital Market, trading of our Ordinary Shares would be suspended at the opening of business on October 24, 2022, and a Form 25-NSE will be filed with the SEC, which would remove our securities from listing and registration on Nasdaq.

On October 20, 2022, the Nasdaq Hearings Panel (the “Panel”) granted us a hearing to appeal the Staff’s determination, and on December 1, 2022, we attended the hearing before the Panel.

On December 20, 2022, the Panel issued its decision (“Decision”) to grant EDOC’s request for continued listing on Nasdaq until April 11, 2023, subject to certain conditions, including that the Company will, within certain agreed timeframes: (i) file a registration statement on Form F-4 with the SEC as part of the initial business combination with AOI; (ii) file its annual report on Form 10-K for the fiscal year ending December 31, 2022 with the SEC; (iii) obtain shareholder approval to extend its deadline to complete an initial business combination; and (iv) close the Business Combination and demonstrate compliance with all initial listing standards as required by Listing Rule 5505. As a result of the Decision, during the exception period, EDOC Ordinary Shares, rights and warrants will continue to trade on Nasdaq under symbols “ADOC,” “ADOCR,” and “ADOCW,” respectively.

On January 5, 2023, EDOC received an additional determination letter from the Staff stating that EDOC has not held an annual meeting of shareholders in compliance with Nasdaq Listing Rule 5620(a). EDOC submitted a plan of compliance to the Panel on January 10, 2023. On January 24, 2023, EDOC filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed a definitive proxy statement in connection with its extension to complete the Business Combination. EDOC held its extraordinary meeting in lieu of an annual meeting on February 9, 2023 and its shareholders approved an extension of the business combination deadline.

On March 21, 2023, EDOC received a letter from the Staff confirming that EDOC has regained compliance with the market value of listed securities concern, as required by the Panel decision dated December 20, 2022. The letter provides that the Staff has determined that EDOC has also regained compliance with the annual shareholder meeting requirement. For these reasons, the Panel has determined to continue the listing of EDOC’s securities on The Nasdaq Stock Market and has cloased the matter set forth in the foregoing paragraphs.

There is no assurance that EDOC’s securities will continue to be listed on Nasdaq in the future and prior to the Business Combination, or that after the Business Combination, Pubco’s securities will maintain then financial, distribution and share price levels, minimum amount in shareholders’ equity and minimum number of holders of its securities to maintain compliance with the MVLS Requirement.

If Nasdaq delists our securities from trading on its exchange, whether due to our inability to comply with the Decision or otherwise, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        Our ability to complete an initial Business Combination with a target company contemplating a Nasdaq listing;

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our units, ordinary shares, warrants and rights are currently listed on Nasdaq, our units, ordinary shares, warrants and rights are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offers our securities.

There are risks to EDOC’s shareholders who are not affiliates of the Sponsor of becoming shareholders of Pubco through the Business Combination rather than acquiring securities of AOI directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Upon the Closing, Pubco intends to apply to continue the listing of the Pubco Ordinary Shares and the Pubco Warrants on Nasdaq under the symbols COOT and COOTW, respectively.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco’s securities in connection therewith, investors will not receive the benefit of any outside independent review of EDOC’s and AOI’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, EDOC’s shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If Pubco became a public company through an underwritten public offering, the underwriters for such offering would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as EDOC, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus.

In addition, the amount of due diligence conducted by EDOC and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Pubco. Accordingly, it is possible that defects in Pubco’s business or problems with Pubco’s management that would have been discovered if Pubco conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Pubco Ordinary Shares.

Unlike an underwritten initial public offering, the initial trading of the Pubco Ordinary Shares will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing.

The lack of such a process in connection with the listing of Pubco’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco Securities during the period immediately following the listing than in connection with an underwritten initial public offering.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon consummation of the Business Combination.

If third parties bring claims against EDOC, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.84 per share (based on the Trust Account balance as of March 28, 2023).

EDOC’s placing of funds in the Trust Account may not protect those funds from third-party claims against EDOC. Although EDOC seeks to have vendors, service providers (other than EDOC’s independent registered public accounting firm), prospective target businesses and other entities with which EDOC does business execute agreements with EDOC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against EDOC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, EDOC’s management will consider whether competitive alternatives are reasonably available to EDOC and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of EDOC under the circumstances. Neither EDOC’s auditor, Marcum LLP, nor I-Bankers, has or will execute an agreement with EDOC waiving such claims to the monies held in the Trust Account.

Examples of possible instances where EDOC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with EDOC and will not seek recourse against the Trust Account for any reason. Upon redemption of EDOC’s Public Shares, if EDOC has not completed its initial business combination within the required time period, or upon the exercise of a redemption right in connection with its initial business combination, EDOC will be required to provide for payment of claims of creditors that were not waived that may be brought against EDOC within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.84 per public share (based on the Trust Account balance as of March 28, 2023), due to claims of such creditors.

The Sponsor has agreed that it will be liable to EDOC if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which EDOC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay EDOC’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under EDOC’s indemnity of the underwriters of EDOC’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. EDOC has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of EDOC. The Sponsor may not have sufficient funds available to satisfy those obligations. EDOC has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for EDOC’s business combination and redemptions could be reduced to less than $10.17 per public share. In such event, EDOC may not be able to complete EDOC’s business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of EDOC’s directors or officers will indemnify EDOC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if EDOC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against EDOC which is not dismissed, or if EDOC otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in EDOC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of EDOC’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, EDOC may not be able to return to the public shareholders $10.84 per share (which is amount per public share based on the Trust Account balance as of March 28, 2023). EDOC has access to minimal funds held outside the Trust Account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that EDOC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.

Past performance by any member or members of our management team or our Sponsor or any of their respective affiliates may not be indicative of future performance of an investment in EDOC or Pubco.

Past performance by any member or members of our management team, our Sponsor, or any of their respective current or former affiliates or entities related to one or more of them, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member or members of our management team, any of their respective current or former affiliates or entities related to one or more of them, or any of the foregoing’s related investment’s performance, as indicative of the future performance of an investment in EDOC or Pubco or the returns EDOC or Pubco will, or is likely to, generate going forward.

Nasdaq may not list Pubco’s securities on its exchange, which could limit investors’ ability to make transactions in Pubco’s securities and subject Pubco to additional trading restrictions.

EDOC’s securities are currently listed on Nasdaq and it is anticipated that, following the Business Combination, Pubco’s securities will be listed on Nasdaq. However, there can be no assurance that Pubco’s securities will continue to be listed on Nasdaq in the future. In order to continue to maintain the listing of Pubco’s securities on Nasdaq, Pubco must maintain certain financial, distribution, liquidity and stock price levels. For instance, Pubco’s stock price would generally be required to be at least $4 per share and its stockholders’ equity would generally be required to be at least $5 million and Pubco would be required to have a minimum of 300 public holders of “round lots” of 100 shares (with at least 50% of such round lot holders holding securities with a market value of at least $2,500). In addition to the listing requirements for Pubco’s ordinary shares, Nasdaq imposes listing standards on warrants. There can be no assurance that Pubco will be able to meet those initial listing requirements. If Nasdaq delists Pubco’s securities from trading on its exchange and Pubco is not able to list its securities on another national securities exchange, EDOC expects Pubco’s securities could be quoted on an over-the-counter market. If this were to occur, Pubco could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the Pubco Ordinary Shares are “penny shares” which will require brokers trading in the ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Pubco’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

With respect to EDOC Ordinary Shares before the Business Combination, if these shares cease trading on Nasdaq, then such an event may be considered a Material Adverse Event under the Business Combination Agreement, and AOI is not obligated to close the Business Combination for as long as such Material Adverse Event is continuing and uncured.

The SEC has recently issued proposed rules to regulate special purpose acquisition companies. Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete our Business Combination and may constrain the circumstances under which we could complete a business combination.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating, among other items, to disclosures in business combination transactions between special purpose acquisition companies (“SPACs”) such as us and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with the SPAC Rule Proposals, or pursuant to the SEC’s views expressed in the SPAC Rule Proposals, may increase the costs of negotiating and completing a business combination and the time required to consummate a transaction, and may constrain the circumstances under which we could complete a business combination.

If we were deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To avoid that result, on or shortly prior to the 24-month anniversary of the effective date of our registration statement for its initial public offering (“IPO Registration Statement”) we will liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in cash. As a result, following such liquidation, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount that our public shareholders would receive upon any redemption or liquidation of the Company.

On March 30, 2022, the SPAC Rule Proposals relating, among other matters, to the circumstances in which SPACs such as us could potentially be subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the IPO Registration Statement. The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that has entered into a definitive agreement within 18 months after the effective date of its IPO Registration Statement but that does not complete its initial business combination within 24 months after such date. Although we had entered into a definitive business combination agreement within 18 months after the effective date of our IPO Registration Statement, there is a risk that we may not complete an initial business combination within 24 months of such date. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company. If we were deemed to be an investment company for purposes of the Investment

Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended), we have instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of our Business Combination or liquidation. As a result of the liquidation, we may receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company.

We may be deemed a “foreign person” under the regulations relating to CFIUS and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

The Company’s Sponsor is American Physicians LLC, a Delaware limited liability company. The sponsor currently owns 1 EDOC Class B Ordinary Share, 1,685,152 EDOC Class A Ordinary Shares issued upon the conversion of the EDOC Class B Ordinary Shares, and 414,000 Private Placement Units, that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO. Xiaoping Becky Zhang is the sole managing member of the Sponsor and a U.S. citizen. Other members of the Sponsor include certain officers and directors of the Company. The Sponsor is not controlled by a non-U.S. person. To the best of the Company’s knowledge, other than the members holding an approximate 9.4% minority interest in the Sponsor, the sponsor does not have substantial ties with any non-U.S. persons. Approximately 90.6% of the total allocated membership interests in the Sponsor are owned by U.S. persons on a look-through basis. Of the approximately 9.4% of interests in the Sponsor owned by non-U.S. persons on a look-through basis, 0.6% are owned by persons in China, 8.6% are owned by a person in Macau and 0.2% are owned by a person in Canada. The Sponsor is expected to own approximately 9.4% of the combined entity following the Business Combination, assuming none of the EDOC shareholders exercise their redemption rights in connection with the Meeting.

We do not believe that either we or our Sponsor constitute a “foreign person” under CFIUS rules and regulations. However, if CFIUS considers us to be a “foreign person” and AOI a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with AOI falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination.

Although we do not believe we or our sponsor are a “foreign person”, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor. If we were to seek an initial business combination other than the Business Combination, the pool of potential targets with which we could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.84 per share (based on the amount in the Trust Account on March 28, 2023 and net of taxes payable), and our warrants and rights will expire worthless. This will also cause you to lose any potential investment opportunity in AOI and the chance of realizing future gains on your investment through any price appreciation in the combined company.

EDOC’s shareholders will experience immediate dilution as a consequence of the issuance of Ordinary Shares as consideration in the Business Combination and due to future issuances, including pursuant to the Incentive Plan. Having a minority share position may reduce the influence that EDOC’s current stockholders have on the management of AOI.

It is anticipated that, following the Business Combination (assuming, among other things, that no public shareholders exercise their redemption rights with respect to their Public Shares) (1) EDOC’s Public Shareholders are expected to own approximately 7.7% of the outstanding Pubco Ordinary Shares, (2) the Sellers (without taking into account any Public Shares held by the Sellers prior to the consummation of the Business Combination) are expected to collectively own approximately 80.0% of the outstanding Pubco Ordinary Shares, and (3) the Sponsor is expected to own approximately 9.4% of the outstanding Pubco Ordinary Shares, assuming none of the EDOC shareholders exercise their redemption rights in connection with the Meeting.

Pubco’s employees and consultants are expected to be granted equity awards under the Incentive Plan. EDOC doc shareholders will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for Pubco Ordinary Shares. These options, if exercised by the option holders, will result in further dilution to EDOC shareholders after the consummation of the Business Combination.

Additionally, Pubco may also, from time to time in the future, issue additional Pubco Ordinary Shares or securities convertible into Pubco Ordinary Shares pursuant to a variety of transactions, including acquisitions. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing shareholders, reduce the market price of Pubco Ordinary Shares, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preference shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of Pubco Ordinary Shares. Pubco’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of EDOC Ordinary Shares bear the risk that future offerings may reduce the market price of Pubco Ordinary Shares and dilute their percentage ownership.

EDOC’s and AOI’s ability to consummate the Business Combination, and the operations of Pubco following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.

The COVID-19 outbreak has adversely affected, and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases or public health crises) could adversely affect, economies and financial markets worldwide, business operations and the conduct of commerce generally, and the business of Pubco following the Business Combination could be adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The outbreak of COVID-19 may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the market for our securities and to the conduct of AOI’s business.

EDOC’s Private Warrants, accounted for as a warrant liability, will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of EDOC Ordinary Shares and/or may make it more difficult for EDOC to consummate an initial business combination, if the business combination with AOI is not completed.

EDOC accounts for the Private Warrants issued concurrently with the closing of the IPO in accordance with the guidance contained in Derivatives and Hedging — Contracts in Entity’s Own Equity (ASC 815-40). Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability. Accordingly, EDOC will classify each Private Warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such remeasurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in its statement of operations and therefore its reported earnings. The impact of changes in fair value on earnings may have an adverse effect on the market price of the EDOC Ordinary Shares. In addition, potential targets may seek a SPAC that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for EDOC to consummate an initial business combination with a target business (if the Business Combination is not completed).

Pubco may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

Following the Business Combination, Pubco may redeem the Public Warrants, prior to their exercise at a time that is disadvantageous to the holder, thereby significantly impairing the value of such warrants. Pubco will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Ordinary Shares equals or exceeds $18.00 per share (subject to adjustment for share sub-divisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading day period ending on the third trading business day prior to the date on which a notice of redemption is sent to the warrantholders and upon not less than 30 days’ prior written notice of redemption to each warrant holder. Pubco will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Pubco Ordinary Shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants and any outstanding I-Bankers Warrants and any warrants underlying units issued to the Sponsor, initial shareholders, EDOC’s officers, directors or their affiliates in payment of working capital loans made to EDOC or any permitted transferees, will not be redeemable by Pubco and will be exercisable on a cashless basis, in each case so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. If such warrants are held by other holders, such warrants will be redeemable by Pubco in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

If and when the Public Warrants become redeemable by Pubco, if Pubco has elected to require the exercise of Public Warrants on a cashless basis, Pubco may not exercise its redemption right if the issuance of Pubco Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue-sky laws or we are unable to effect such registration or qualification. Pubco will use its best efforts to register or qualify such Pubco Ordinary Shares under the blue-sky laws of the state of residence in those states in which the warrants were offered by us in the IPO. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

In the event Pubco determines to redeem the Public Warrants, holders of redeemable warrants would be notified of such redemption as described in the Warrant Agreement. Specifically, in the event that Pubco elects to redeem all of the redeemable warrants as described above, Pubco will fix a date for the redemption (“Warrant Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to the Warrant Redemption Date to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Pubco’s posting of the redemption notice to DTC. In each case, Pubco may only call the Pubco Public Warrants for redemption upon a minimum of 30 days’ prior written notice of redemption to each holder, provided that holders will be able to exercise their Pubco Public Warrants prior to the time of redemption and, at Pubco’s election, any such exercise may be required to be on a cashless basis. The closing price for the Class A Ordinary Shares as of March 29, 2023 was $10.78 and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

EDOC identified a material weakness in its internal control over financial reporting. If EDOC is unable to develop and maintain an effective system of internal control over financial reporting, EDOC may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in EDOC and materially and adversely affect EDOC’s business and operating results.

EDOC’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. EDOC’s management also evaluates the effectiveness of its internal controls and EDOC will disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of EDOC’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere herein, EDOC previously identified, in light of the prior reclassification of certain warrants from equity to liability, as well as the reclassification of EDOC’s redeemable Class A Ordinary Shares as temporary equity, a material weakness in its internal controls over financial reporting relating to our accounting for complex financial instruments.

EDOC has commenced its remediation efforts in connection with the identification of the material weaknesses discussed above and has continued to implement the remedial steps during the year ended December 31, 2022. EDOC has implemented procedures intended to ensure that it identifies and applies the applicable accounting guidance to all complex transactions. EDOC is establishing additional monitoring and oversight controls designed to ensure the accuracy and completeness of its consolidated financial statements and disclosures. EDOC plans to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.

EDOC believes, but cannot provide any assurance that, the measures described above will remediate the material weaknesses identified and discussed above. While the time it may take to remediate the weakness is uncertain, the remediation initiatives outlined above are estimated to take place over the next 6 to 12 months. While EDOC continues the process to implement its plan to remediate the material weaknesses, it cannot predict the success of such plan or the aggregate costs associated therewith, and EDOC’s assessment of the outcome of its remediation efforts cannot be made until the remediation initiatives have been completed and EDOC has been operating without the material weaknesses for a sufficient period of time. EDOC continues to monitor the effectiveness of its remediation efforts and the costs associated therewith, which may, individually or in the aggregate, be material, but which cannot yet be determined. EDOC can give no assurance that these measures described above will remediate the deficiencies in internal controls or that additional material weaknesses or significant deficiencies in its internal control over financial reporting will not be identified in the future. EDOC’s failure to implement and maintain effective internal control over financial reporting could result in errors in its financial statements that may lead to a restatement of its financial statements or cause EDOC to fail to meet its reporting obligations.

Effective internal controls are necessary for EDOC to provide reliable financial reports and prevent fraud. Measures to remediate material weaknesses may be time-consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. If EDOC identifies any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of EDOC’s accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, EDOC may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and adversely affect EDOC’s business and operating results. EDOC cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

If EDOC requires Public Shareholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such shareholders may be unable to sell their securities when they wish to if the Business Combination is not approved.

If EDOC requires Public Shareholders who wish to redeem their Public Shares to comply with specific delivery requirements for redemption and such proposed business combination is not consummated, EDOC will promptly return such certificates to the applicable Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until EDOC has returned their securities to them. The market price for EDOC’s shares may decline during this time and EDOC’s Public Shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek conversion may be able to sell their securities.

EDOC’s shareholders may be held liable for claims by third parties against EDOC to the extent of distributions received by them upon redemption of their shares.

If EDOC is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, EDOC was unable to pay EDOC’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by EDOC’s shareholders. Furthermore, EDOC’s directors may be viewed as having breached their fiduciary duties to EDOC or EDOC’s creditors or may have acted in bad faith, and thereby exposing themselves and EDOC’s company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. EDOC cannot assure you that claims will not be brought against EDOC for these reasons. EDOC and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of EDOC’s share premium account while EDOC was unable to pay EDOC’s debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Risks Related to Redemption

Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If EDOC’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

A Public Shareholder will be entitled to receive cash for any public shares to be redeemed only if such Public Shareholder: (i)(a) holds Public Shares; (ii) submits a written request to Continental, EDOC’s transfer agent, in which it (a) requests that EDOC redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M., Eastern Time, on [            ], 2023 (two business days before the Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a Public Shareholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is EDOC’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because EDOC does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, Public Shareholders who wish to redeem their Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, then EDOC will redeem such public shares for a per- share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of the IPO, calculated as of two business days prior to the consummation of the Business Combination. Please see the section titled “Extraordinary General Meeting of Shareholders of EDOC — Redemption Rights” for additional information on how to exercise your redemption rights.

Investors may not have sufficient time to comply with the delivery requirements associated with exercise of their redemption rights.

Pursuant to EDOC’s Existing Organizational Documents, EDOC is required to give a minimum of only five clear days’ notice (meaning 5 days’ notice, excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect) for an extraordinary general meeting. As a result, if EDOC requires Public Shareholders who wish to convert their Public Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with specific delivery requirements for conversion, holders may not have sufficient time to receive the notice and deliver their shares for conversion. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain EDOC’s securities when they otherwise would not want to.

If a Public Shareholder fails to receive notice of EDOC’s offer to redeem Public Shares in connection with the Business Combination, or fails to comply with the procedures required to redeem its shares, such shares may not be redeemed.

If, despite EDOC’s compliance with the proxy rules, a Public Shareholder fails to receive EDOC’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its Public Shares. In addition, the proxy materials that EDOC is furnishing to holders of Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the Public Shares. In the event that a Public Shareholder fails to comply with these procedures, its Public Shares may not be redeemed. Please see the section titled “Extraordinary General Meeting of Shareholders of EDOC — Redemption Rights” for additional information on how to exercise your redemption rights.

If a Public Shareholder or a “group” of Public Shareholders are deemed to hold in excess of 15% of EDOC’s Public Shares, that Public Shareholder or Public Shareholders will lose the ability to redeem all such shares in excess of 15% of EDOC’s Public Shares, absent EDOC’s consent.

A holder of Public Shares, together with any affiliate of such shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares, which is referred to as the “Excess Shares.” Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such Excess Shares would not be redeemed for cash, without EDOC’s prior consent. However, such Public Shareholder may vote all their shares (including Excess Shares) for or against the Business Combination. A Public Shareholder’s inability to redeem the Excess Shares will reduce such Public Shareholder’s influence over EDOC’s ability to complete the Business Combination and such Public Shareholder could suffer a material loss on such Public Shareholder’s investment in EDOC if the Public Shareholder sells Excess Shares in open market transactions. Additionally, a Public Shareholder will not receive Redemption distributions with respect to the Excess Shares if EDOC completes the Business Combination. As a result, Public Shareholder will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell such shares in open market transactions, potentially at a loss.

There is no guarantee that a Public Shareholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put the Public Shareholder in a better future economic position.

EDOC can give no assurance as to the price at which a Public Shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in EDOC’s share price, and may result in a lower value realized now than a Public Shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a Public Shareholder does not redeem its Public Shares, the Public Shareholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a Public Shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult the Public Shareholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.

Risks Related to Our Securities Following the Business Combination and AOI Operating as a Public Company

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of the Pubco Ordinary Shares.

Following the Closing, the price of the Pubco Ordinary Shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the Business Combination can vary due to general economic conditions and forecasts, Pubco’s general business condition and the release of its financial reports. Additionally, if the Pubco Ordinary Shares become delisted from Nasdaq or if the Pubco Ordinary Shares are not listed on Nasdaq, the liquidity and price of our securities may be more limited than if we were listed on the Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your Pubco Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for the Pubco Ordinary Shares depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, our share price could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make the Pubco Ordinary Shares less attractive to investors.

We are an “emerging growth company” as that term is used in the JOBS Act, and we may remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the closing of EDOC’s IPO, (B) in which we have total annual gross revenue of at least $1.235 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may choose to take advantage of some, but not all, of these reduced reporting burdens. Accordingly, the information we provide to our shareholders may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our ordinary shares less attractive as a result, which may result in a less active trading market for our ordinary shares and higher volatility in our share price.

Pubco will be a “foreign private issuer” and, as a result, will be permitted to rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of the Pubco Ordinary Shares.

Upon the Closing, as a foreign private issuer whose ordinary shares are listed on Nasdaq, we will be permitted to follow certain home country corporate governance practices in lieu of requirements under U.S. securities laws that apply to U.S. domestic public companies, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to Nasdaq rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, as a foreign private issuer we will be exempt from the provisions of Regulation Fair Disclosure (“Regulation FD”), which prohibits issuers from making selective disclosure of material nonpublic information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which our shareholders are entitled as investors.

Pubco may lose its foreign private issuer status in the future, which could result in significant additional cost and expense.

In order to maintain Pubco’s status as a foreign private issuer, either (a) more than 50% of its outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of its executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of its assets cannot be located in the United States and (iii) its business must be administered principally outside the United States. If Pubco loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Pubco would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Pubco may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules. The additional requirements that Pubco would become subject to if it were to lose its foreign private issuer status could lead us to incur significant additional legal, accounting and other expenses.

Following the Business Combination, Pubco will not be a “controlled company” under the Nasdaq listing rules because not more than 50% of Pubco’s voting power held by a single person, entity or group. However, the former AOI equity holders may control a majority of the voting power of the Outstanding Pubco Ordinary Shares.

Following the Business Combination, Pubco will not be a “controlled company” under the Nasdaq listing rules. Although there will be a concentration of ownership post- Closing, Pubco will not be a “controlled company” under the definition of the Nasdaq Stock Market, which is defined as “a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company,” maximum number of redemptions occurs.

No individual, group or other company will hold in excess of 50% of the voting power for the election of directors of Pubco even if the maximum number of redemptions takes place. Pubco’s post-Closing board of directors will be elected by the shareholders of EDOC and AOI, none of whom hold in excess of 50% of the voting power for such election or are party to any voting agreements that would direct any of their voting activity. There was and is no intention for any of the parties to enter into an agreement that directs voting for the election of Pubco’s directors after the consummation of the Transactions.

Even in the unlikely event that Pubco would be characterized as a “controlled company”, Pubco does not intend to avail itself of any of the exemptions available to “controlled companies” under the Nasdaq rules.

The issuance of additional Pubco Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders.

Pubco expects to issue additional shares in the future that will result in dilution to all other shareholders. Pubco expects to grant equity awards to employees, directors, and consultants under the Incentive Plan. It may also raise capital through equity financings in the future. As part of its business strategy, Pubco may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Pubco Ordinary Shares to decline.

Pubco will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance with its public company responsibilities and corporate governance practices.

As a public company, Pubco will incur significant legal, accounting and other expenses that it did not incur as a private company, which it expects to further increase after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Certain of Pubco’s management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations. Moreover, these rules and regulations will increase its legal and financial compliance costs and will make some activities more time-consuming and costly. Pubco cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

If Pubco’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

The preparation of financial statements in conformity with Pubco’s key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in its key metrics. Estimates are based on historical experience, industry data, current contracts and customer relationships and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing its consolidated financial statements include estimates for provisions, receivables and inventory. Pubco’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of the Pubco Ordinary Shares.

U.S. holders that directly or indirectly own 10% or more of Pubco’s equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”), if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of shares of such corporation entitled to vote or (ii) the total value of the shares of such corporation. We do not believe that AOI would be classified as a CFC at the time of Closing, although CFC status is determined after taking into account complex constructive ownership rules and, accordingly, there can be no assurance in this regard. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of Pubco’s shares entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, if it were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of Pubco’s applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and its earnings and profits, regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of its Pubco shares by a 10% U.S. equityholder may be treated as ordinary income. Pubco cannot provide any assurances that AOI will assist U.S. Holders in determining whether AOI or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if AOI, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Our U.S. shareholders may suffer adverse tax consequences if Pubco is classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of AOI and its subsidiaries and certain factual assumptions, AOI does not expect to be treated as a PFIC for the taxable year ending December 31, 2022. Because the value of its gross assets is likely to be determined in part by reference to its market capitalization, a decline in the value of the Pubco Ordinary Shares may result in AOI becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”) holds its ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Material U.S. Federal Income Tax Considerations.”

The removal of the net tangible asset requirement in connection with the Business Combination may result in a depressed net tangible assets calculation for Pubco, which may adversely affect the stock price of Pubco following the Business Combination.

EDOC shareholders are being asked to adopt proposed amendments to the Existing Organizational Documents prior to the Business Combination, which, in the judgement of the EDOC Board, may be necessary to facilitate the Business Combination. Net tangible assts are calculated as total assets, less intangible assets and total liabilities. Although the calculation of net tangible assets may offer limited utility to understanding the operations of a business, the calculation of net tangible assets may be used by investors to determine the value of a company’s shares. Accordingly, the removal of the net tangible asset requirement may result in reduced tangible assets of Pubco could adversely affect the stock price of Pubco following the Business Combination.

RISKS RELATED TO AOI’S BUSINESS

References in the following passage to “we,” “us,” “our,” “AOI,” and the “Company”, under this heading “Risks Related to AOI’s Business,” refer to Australian Oilseeds Investments Pty Ltd., an Australian proprietary company only.

We are significantly dependent on the revenues from the sale of our products and, therefore, our results of operations could be negatively impacted if we are unable to sell a sufficient number of products at satisfactory margins.

We sell cold pressed vegetable oils and vegetable protein meals extracted from oil seeds. For fiscal years 2022 and 2021, we derived approximately 87% and 83%, respectively, of our total revenue from the sale of cold pressed vegetable oils with the balance from the sale of vegetable protein meals extracted from oil seeds. Our dependence on the market for oil seeds for pressing and extraction makes us particularly vulnerable to negative market changes that may occur in these product lines. In particular, if demand for oil seeds such as olives, canola seeds and sunflower seeds increases or if industry demand exceeds supply, the price of oil seeds will be driven upward and our product margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our current primary business activities focus on agriculturally derived products. Because our focus is limited in this way, any risk affecting the agricultural industry could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

We are dependent on contracts with local and regional farmers for oilseeds and loss of these contracts could have a material adverse effect on our business, financial condition and revenues.

We have a grower contract base for oil seeds made up of local and regional farmers and shareholders. These contracts provide for oilseeds on a fixed acre or hectare contract basis as well as standard tonnage contracts for oil seeds. For example, farmers in Cootamundra, New South Wales (“NSW”) have been growing and supplying us with genetically modified organism (“GMO”) free harvested canola for over ten years. There can be no assurance, however, that we will be able to renew these contracts or find adequate replacements for these contracts should they expire. Likewise, while we have long-standing contracts and relationships with our local and regional farmers and shareholders, who have provided qualify GMO free harvested oil seeds in the past, there can be no assurance that they will continue to produce and provide oil seeds of the same quality or at the same amounts going forward. If the sales performance of any supplier declines of if any of our suppliers terminates the cooperation with us or even starts to cooperate with any of our competitors, or if there is any modification as to the sales and purchase terms entered into by and between the Company and any of our key local and regional farmers and shareholders, our business, financial condition and revenue would be seriously impacted.

Furthermore, we rely on a concentration of certain suppliers for the bulk of our oilseeds. Our top five suppliers accounted for 95% of our oil seeds in fiscal year 2022, all of whom are located in Australia, with our top supplier accounting for approximately 60% of our oil seeds (see Exhibit 10.11 to this Registration Statement containing the supply agreement with our top supplier from fiscal year 2022). If the sales performance of any of these suppliers, and particularly our top suppliers, decline or if any of these suppliers terminates the cooperation with us, or if there is any modification as to the sales and purchase terms entered into with these suppliers, our business, financial condition and revenue would be seriously impacted.

Our operations are inherently subject to changing conditions that can affect our profitability, such as a decrease in sales of our products and unfavorable weather and environmental conditions.

Our operations are subject to changing conditions that can affect levels of production and production costs for varying lengths of time and can result in decreases in profitability. We are exposed to price risks related to the sale of vegetable oils.

In addition, our operating results might also be adversely impacted by unfavorable weather and environmental conditions including but not limited to blight, bush fires, drought and flooding. Under unfavorable weather and environmental conditions, we might be forced to pursue special production plans which differ from our routine production activities, including temporarily closing our production facilities, shortening operation time, and reducing production shifts. As a result, our productivity might materially decrease.

A majority of our revenue stream depends on timely obtaining oil seeds for extraction into vegetable oils and vegetable protein meals. The supply of oil seeds and their timely availability can be negated by blight, drought, floods, storms or other woes of farming in NSW. Any such event or a combination thereof could render us unable to meet our product demands. This could have a long-term negative effect on our ability to grow our business.

Disruptions in water and power supply may adversely affect our and our suppliers’ operations.

Our operations are reliant upon stable supply of electricity and access to transportation routes in order to optimally run our oil seed grinding and extraction operations and/or deliver our products to customers. Our suppliers’ farming operations are, in addition, reliant on access to water for the cultivation of oil seeds, which we then use to produce our products. Should we not have access to reliable electricity supply, or should our suppliers have limited access to water or experience infrastructure challenges, this could have a material adverse effect on our access to oil seeds and therefore our business, operating results, cash flows, financial condition and future growth.

Water, as a resource, is becoming increasingly limited as global demand for water increases and extreme temperatures become mundane. A significant part of our suppliers’ operations require use of large volumes of water. In recent times, Australia has experienced prolonged periods of drought and there may be significant changes in the future to current water laws which could increase the cost or availability of water in reaction to extended periods of drought and extreme weather.

Our operating results may fluctuate, and our operating results could be adversely affected by various factors such as a decrease of product sales, price changes in response to competitive factors and increases in oil seed costs.

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for our products and changes in the price of oil seeds, which directly affect the price of our products and may influence the demand for our products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results could be adversely affected by, among others, the following factors: variations in the mix of product sales; price changes in response to competitive factors; increases in oil seed costs and other significant costs; increases in utility costs (particularly electricity), and interruptions in plant operations resulting from the interruption of oil seed and other raw material supplies.

If we fail to effectively promote our brand, our business, financial condition and results of operations may be materially and adversely affected.

We believe that brand image plays an important role in influencing consumers’ decisions in purchasing our products. The reputation of our products, particularly our GMO free cold-pressed vegetable oils, are critical to the success of our business. We believe consumers are attracted to our cold pressed vegetable oils, which are pressed and ground without the use of chemicals or solvents. For fiscal years 2022 and 2021 we derived approximately 87% and 83%, respectively, of our total revenue from the sale of our cold-pressed vegetable oils. We cannot assure you that our marketing and promotional activities will remain effective going forward. If we fail to successfully market or promote our brands, our brand recognition may be adversely affected and the demand for our products may decline or fail to increase as much as we expect. If our brands are tarnished in any manner, particularly with regards to our environmentally friendly pressing and grinding processes, we may lose our competitive advantage and our business, financial condition and results of operations may be materially and adversely affected.

We are dependent on certain key customers and loss of these key customers could have a material adverse effect on our business, financial condition and revenue.

Our products are largely sold to our top five customers, which accounted for 74% of total sales in fiscal 2022. Our top three customers accounted for 62% of total sales in fiscal 2022, as follows:

		Total Sales in Fiscal 2022
INV-0585	Energreen Nutrition Australia Pty Ltd.	4,573,781.65
I0144851	100% Bottling Company Pty Ltd.	3,830,467.60
INV-0670	Riverina Oils & Bio Energy Pty Ltd.	3,361,289.01
I0137817	Hygain NSW (Proprietary) Ltd.	2,514,080.65
I0132935	Pryde’s EasiFeed Pty Ltd.	1,667,075.47

If the sales performance of any of our key customers declines, thereby resulting in fewer orders placed, or if any of our key customers terminate their cooperation with us or even start to cooperate with any of our competitors, or if there is any modification as to the sales and purchase terms entered into with any of our key customers, our business, financial condition and revenue would be seriously impacted. These invoices referenced are included as Exhibit 10.25 to this Registration Statement.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire qualified personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and senior personnel in the industry is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or senior personnel, or attract and retain high-quality senior executives or senior personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of Gary Seaton and Harold Kraus for our continued growth and operation because of their experience in the industry and their personal and business contacts. Although we have no reason to believe that Gary Seaton and Harold Kraus will discontinue their services with us, the interruption or loss of their services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. Besides, our success depends on the continuous devotion of our directors and senior managements, and they are well experienced and have deep understanding as to our business and operation.

The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel nor do we foresee purchasing such insurance to protect against a loss of key personnel.

We may be subject to claims, litigation or regulatory actions filed or pending by or against us, and any obligation to pay a judgment or damages could materially harm our business or financial condition.

From time to time, we may be engaged in litigation and incur significant costs relating to these matters. For example, two of AOI’s subsidiaries, Cowcumbla Investments Pty Ltd. and Cootamundra Oilseeds Pty Ltd. currently have litigation claims filed against them in the Supreme Court of New South Wales stemming from a related party loan with a former director totaling AUD$1.2 million. As of January 3, 2023, the remaining loan balance is AUD$378,051 and is expected to fully paid by April 1, 2023. While this matter is currently being repaid in accordance with a court issued repayment plan and the Company does not expect to incur any further costs in relation to the matter, the inherent uncertainties of any future litigation, and the ultimate cost and outcome of future litigation cannot be predicted. We currently do not carry director and officer liability insurance and other insurance policies that provide protection against various liabilities relating to claims against us and our executive officers and directors. Any expenses and liabilities relating to future lawsuits will materially harm our financial condition. In addition, we are unable to obtain this insurance coverage due to cost or other reasons. It could make it more difficult for us to retain and attract officers and directors and could expose us to potentially self-funding certain future liabilities ordinarily mitigated by director and officer liability insurance.

The retail price of our products may be subject to control by government authorities which may cause a material adverse effect on our financial condition and results of operations.

Our main products are our vegetable oils derived from oil seeds, which may be recognized by governments and regulators as one of the essential daily goods purchased by common people. When domestic and international market prices of edible vegetable oil roars sharply and causes serious impact on consumption, governmental authorities may consider conducting price controls in the form of fixed retail prices or retail price ceilings. If this were to happen in Australia, we may face operational pressure for increasing costs, and our profit level may be likely lowered. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

Our business requires a number of permits and licenses in order to carry on our business.

Food manufacturers in Australia are required to obtain certain permits and licenses from various governmental authorities, including Food Standards Australia New Zealand (“FSANZ”). All foods sold in Australia must also comply with a range of laws designed to protect consumer, plant, and animal health and we are subject to regulations pertaining to the agricultural and forestry industry. We have obtained licenses currently required, including for the manufacture and operation of edible vegetable oil.

However, we cannot assure you that we can maintain all required licenses and certificates to carry on our business at all times, and in the past from time to time we may have not been in compliance with all such required licenses or certificates. Moreover, these licenses and certificates are subject to periodic renewal and/or reassessment by the relevant governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses and certificate when required by then applicable laws and regulations. Any failure by us to obtain and maintain all licenses or certificates necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses and certificate could severely disrupt our business and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we may successfully obtain such licenses, permits or certifications.

Adverse publicity associated with our products, raw materials or top suppliers and customers, could harm our reputation, financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our products and similar companies. This perception is dependent upon opinions concerning:

•        the safety and quality of our products and oil seeds;

•        the safety and quality of similar products distributed by other companies; and

•        Our top suppliers and customers.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and raw materials as well as similar products and raw materials distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or raw materials or similar products and raw materials distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately advertised or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products. For example, public sentiment may move away from the use of vegetable oils for consumption which would impact market demand for our products.

We may not be able to develop new products and as a result, our business and financial condition could be adversely affected.

The launch and development of new products involve considerable time and commitment which may exert a substantial strain on our ability to manage our existing business and operations. We cannot ensure the success of any new brand or products or that any income will be generated from such new brand or products. If we are not able to develop and introduce new products successfully, or if new products fail to generate sufficient revenues to offset research and development costs, our business, financial condition and results of operations could be adversely affected.

Our operations may be disrupted for maintenance services or reasons beyond our control, which could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted for maintenance services or reasons beyond our control. Our oil seed pressing and grinding facilities are subject to regular maintenance during which operations may halt. Moreover, other causes of disruption include extreme weather conditions, fire, natural catastrophes, raw material supply disruptions, equipment and system failures, mechanical malfunctions, workforce shortages, workforce actions, human errors or environmental issues. Any significant disruption to our operations could adversely affect our ability to produce our vegetable oils and vegetable protein meal products, which could have a material adverse effect on our business, financial condition and results of operations.

We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, supplier or customer data.

In connection with the operation of our business, we store, process and transmit data, including information about our business, employees, suppliers and customers. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

We take action to mitigate these risks by (a) keeping our software and security systems up to date, (b) using strong passwords and two factor authorization on all online accounts, (c) providing IT security training to employees to identify scam emails and building internal procedures to verify suspicious requests, (d) backing up all data daily and storing the backup offline and online, (e) using a VPN to encrypt internet traffic and protect against cyberattacks when assessing sensitive data, (f) developing and implementing an incident response plan to ensure a rapid and effective response in case of a cyberattack, and (g) partnering with a cybersecurity company to conduct regular intranet and employee laptop checks.

Nonetheless, there can be no assurance that we will prevent all instances of improper disclosure or loss of sensitive or confidential information. Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Our business operations and international expansion may be subject to geopolitical risks.

Our business operation and international expansion may be subject to geopolitical risks. Any significant deterioration in the international landscape may have a negative effect on our ability to fulfill contractual obligations because of shipping and other impediments that could arise, which could have a material and adverse effect on our business, financial condition and results of operations. We exported our products to various countries outside of Australia and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of Australia. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we sell our products, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, results of operations and financial condition.

In February 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated bank notes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing conflict between Russia and Ukraine or due to COVID-19 or other acts of God or causes, there is no assurance that such conflict would not develop or escalate in a way that could materially and adversely affect our business, financial condition, and results of operations in the future.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown in the Australian or global economy may have a negative impact on our business, results of operations and financial condition. For example, the global financial markets have experienced significant disruptions since 2008 and Australia, the United States, the European market and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. The market panics over the global outbreak of coronavirus COVID-19 and the drop in oil price have materially and negatively affected global financial markets since March 2020, which may cause a potential slowdown of the world’s economy. Additionally, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including Australia. There have also been (1) concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets; (2) concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China; and (3) concerns over the rising level of inflation in major industrial countries including the United States and worries that efforts to curb inflation may result in recession. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, rises in raw material prices leading up to increased level of cost of sales that we may not be able to pass onto customers, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies, and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the food production industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

We face risks of natural disasters, acts of God and occurrence of epidemics, which could severely disrupt our business operations.

Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in Australia and may materially and adversely affect our operations as our facilities and offices are currently located in Australia. Material damage to, or the loss of, such facilities due to fire, severe weather, flood, drought, earthquake, or other acts of God or causes may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and results of operations. For example, rains and floods in Eastern Australia in 2022 (in February, July, November), which were the fifth storms in 19 months were the area was inundated, resulted in billions of AUD of damage. Bushfires in 2019-2020 resulted in more than 2,000 homes destroyed, losses of more than $900 million and 400+ deaths. Of the more than 10 million hectares burnt in south-eastern Australia during the 2019-2020 fire season, around one-quarter was agricultural land, which caused an estimated $4-5 billion worth of economic losses to the Australian food system. Any such further instances of natural disasters, fires or any outbreaks of contagious disease, acts of war or terrorist attacks may cause damage or disruption to our business, our employees and our markets, any of which could adversely impact our business, results of operations and financial condition.

If our products become contaminated, we may be subject to product liability claims and product recalls.

Our products may be subject to contamination by disease-producing organisms or pathogens. These pathogens are found generally in the environment and therefore, there is a risk that they could be present in our products. These pathogens can also be introduced to our products as a result of improper handling during processing or at the consumer level. We have little, if any, control over proper handling procedures once our products are delivered to our customers.

Our products are subject to sampling examinations on product quality by government authorities. If the products materially fail to meet any relevant quality or safety standards, we may be required by government authorities to recall the products and we may be held responsible for such failure, in which case our reputation and operations will be adversely affected. While we have insurance coverage for such recalls, we may be liable for any loss and injury caused by such products, which may have a materially adverse effect on our financial condition and results of operations. We may also be required to incur extra expenditures to comply with the additional regulatory requirements from time to time. So far there has been no product liability claim, product recall or other incident due to contamination of our products.

Our failure to compete effectively may adversely affect our ability to generate revenue.

We compete with other companies, many of whom are developing or can be expected to develop products similar to ours. Many of our competitors are also more established than we are, and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger operation scale and customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Increased competition could lead to lower revenues and higher costs. There is no guarantee that we will be able to compete effectively with current and future competitors, nor will it be possible to ensure that competitors will not actively resort to legal or illegal means which aim at destroying the brand and product quality of us or affecting the confidence of our consumers.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF EDOC

General

EDOC is furnishing this proxy statement/prospectus to EDOC’s shareholders as part of the solicitation of proxies by EDOC’s board of directors for use at the Meeting to be held on [            ], 2023, and at any adjournment thereof. This proxy statement/prospectus provides EDOC’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held on [            ], 2023 at [            a.m.], Eastern Time, at [            ]. You can participate in the Meeting and vote your shares electronically via live webcast at [            ] with the password of [            ].

Purpose of the Extraordinary General Meeting of Shareholders of EDOC

At the Meeting, EDOC is asking holders of EDOC Ordinary Shares to:

•        consider and vote upon the NTA Proposal to approve the NTA Amendments, which shall be effective, if adopted and implemented by EDOC, immediately prior to the consummation of the proposed Business Combination, to remove the requirements contained in the Existing Organizational Documents limiting EDOC’s ability to consummate an initial business combination if EDOC would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination;

•        consider and vote upon the Business Combination Proposal to, among other things, adopt the Business Combination Agreement and approve the Transactions contemplated by the Business Combination Agreement;

•        consider and vote upon the Memorandum and Articles Proposal to approve, in connection with the Business Combination, the replacement of Pubco’s current memorandum and articles of association with the Proposed Memorandum and Articles;

•        consider and vote upon the Organizational Documents Advisory Proposals to approve on an advisory and non-binding basis, six separate proposals to approve certain governance provisions in the Proposed Memorandum and Articles;

•        consider and vote upon the Equity Incentive Plan Proposal;

•        consider and vote upon the Director Election Proposal; and

•        consider and vote upon the Adjournment Proposal to adjourn the Meeting to a later date or dates, if necessary or desirable, at the determination of the EDOC Board.

Recommendation of EDOC Board of Directors

EDOC’s board of directors has unanimously determined that the Business Combination Proposal and the other proposals to be presented at the Meeting are fair to and in the best interests of EDOC and its shareholders; has unanimously approved the Business Combination Proposal; and unanimously recommends that shareholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” each of the director nominees set forth in the Director Election Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal if presented at the Meeting.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

EDOC has fixed the close of business on [            ], 2023, as the “Record Date” for determining EDOC shareholders entitled to notice of and to attend and vote at the Meeting. As of the close of business on the Record Date, there were [3,658,378] EDOC Ordinary Shares issued and outstanding and entitled to vote. Each EDOC Ordinary Share is entitled to one vote per share at the Meeting.

Quorum

The presence, in person or by proxy, of the holders of no less than a majority of all the issued and outstanding EDOC Ordinary Shares entitled to vote constitutes a quorum at the Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to EDOC but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the NTA Proposal, the Business Combination Proposal, the Memorandum and Articles Proposal, the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal and the Director Election Proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals.

Vote Required

The approval of each of the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if presented) will require an Ordinary Resolution, being a resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. The approval of the NTA Proposal, the Business Combination Proposal and the Memorandum and Articles Proposal will require a Special Resolution, being a resolution passed by at least a two-thirds majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. In connection with the Business Combination, the holders of EDOC’s Founder Shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of March 29, 2023, the Sponsor held 2,099,152 EDOC Class A Ordinary Shares and 1 EDOC Class B Ordinary Share, which constitute approximately 57.38% of the issued and outstanding EDOC Ordinary Shares presently. As a result, the Sponsor owns a sufficient number of shares to approve the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal.

Voting Your Shares

Each EDOC Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of EDOC Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Voting Your Shares — Shareholders of Record

Each EDOC Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of EDOC Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your EDOC Ordinary Shares at the Meeting.

•        You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the EDOC Board “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” each of the director nominees set forth in the Director Election Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal.

•        You Can Attend the Meeting and Vote Online.    EDOC will be hosting the Meeting via live webcast. If you attend the Meeting, you may submit your vote at the Meeting online at https://www.cstproxy.com/[            ], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Meeting. See “— Registering for the Meeting” above for further details on how to attend the Meeting.

Voting Your Shares — Beneficial Owners

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from EDOC. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided. To vote yourself at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental Stock Transfer & Trust Company. Requests for registration should be directed to Mark Zimkind via email at mzimkind@continentalstock.com. Written requests can also be mailed to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Requests for registration must be labelled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on [            ], 2023.

You will receive a confirmation of your registration by email after EDOC receives your registration materials. You can participate in the Meeting and vote your shares electronically by visiting [___________] with the password of [            ]. You will also need a voter control number included on your proxy card in order to be able to vote your shares during the Meeting. Follow the instructions provided to vote. EDOC encourages you to access the Meeting prior to the start time leaving ample time for the check in.

Share Ownership of and Voting by EDOC Directors, Officers and Initial Shareholders

In connection with the Business Combination, EDOC’s Initial Shareholders have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of March 29, 2023, the Sponsor held 2,099,152 EDOC Class A Ordinary Shares and 1 EDOC Class B Ordinary Share, which constitute approximately 57.38% of the issued and outstanding EDOC Ordinary Shares. As a result, the Sponsor owns a sufficient number of shares to approve the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal.

Attending the Meeting

The Meeting will be held virtually on [            ], 2023 at [            ] Eastern Time via live webcast on the Internet. You can participate in the Meeting and vote your shares electronically by visiting [___________] with the password of [            ].

Revoking Your Proxy

If you are a shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may enter a new vote by Internet or telephone;

•        you may send a later-dated, signed proxy card to EDOC, 7612 Main Street Fishers, Suite 200, Victor, NY 14564, Attn: Chief Executive Officer, so that it is received by EDOC’s Chief Executive Officer on or before the Meeting; or

•        you may attend the Meeting via the live webcast noted above, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares of EDOC, you may call Advantage Proxy, EDOC’s proxy solicitor, at (877) 870-8565 or banks and brokers can call at (206) 870-8565.

Redemption Rights

Holders of Public Shares may seek to redeem their Public Shares, regardless of whether or not they are holders on the Record Date or whether or how they vote at the Meeting, but no later than 5:00 p.m. Eastern Time on [            ], 2023 (two (2) business days prior to the Meeting). Any shareholder holding Public Shares may demand that EDOC redeem such shares for a full pro rata portion of the Trust Account (which was approximately $10.84 per share as of March 28, 2023), calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks Redemption as described in this section and the Business Combination is consummated, EDOC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

EDOC’s Sponsor, officers and directors will not have Redemption rights with respect to any EDOC Ordinary Shares owned by them, directly or indirectly.

EDOC shareholders who seek to redeem their Public Shares are required to (A) submit their request in writing to Continental Stock Transfer & Trust Company, EDOC’s transfer agent and (B) deliver their shares, either physically or electronically using The Depository Trust Company’s DWAC System, to EDOC’s transfer agent no later than 5:00 p.m. Eastern Time on [            ], 2023 (two (2) business days prior to the Meeting). If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system.

Any demand for Redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with EDOC’s consent, until the consummation of the Business Combination, or such other date as determined by the EDOC Board. If you delivered your shares for redemption to EDOC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that EDOC’s transfer agent return the shares (physically or electronically).

If the Business Combination is not approved or completed for any reason, then EDOC’s Public Shareholders who elected to exercise their Redemption rights will not be entitled to redeem their shares for a pro rata portion of the cash in the Trust Account, as applicable. EDOC will thereafter promptly return any shares delivered by Public Shareholders. In such case, holders may only share in the assets of the Trust Account upon the liquidation of EDOC. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised Redemption rights in connection therewith due to potential claims of creditors. Unless the NTA Proposal is approved, if EDOC would have less than $5,000,001 of net tangible assets prior to or upon consummation of the Business Combination, EDOC will not be able to consummate the Business Combination.

The closing price of the EDOC Ordinary Shares on the Record Date was $[            ]. The cash held in the Trust Account on such date was approximately $[            ] (approximately $[            ] per Public Share). Prior to exercising Redemption rights, shareholders should verify the market price of the EDOC Ordinary Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their Redemption rights if the market price per share is higher than the Redemption price. EDOC cannot assure its shareholders that they will be able to sell their EDOC Ordinary Shares in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Public Shares exercises its Redemption rights, then it will be exchanging its Public Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand Redemption and deliver your share certificate (either physically or electronically) to EDOC’s transfer agent prior to the vote at the Meeting, and the Business Combination is consummated.

If a holder of Public Shares exercises its Redemption rights, it will not result in the loss of any EDOC Warrants or Rights that it may hold and, upon consummation of the Business Combination, each whole Warrant will become a warrant of Pubco exercisable to purchase one Pubco Ordinary Share, subject to certain conditions, in lieu of one EDOC Ordinary Share for a purchase price of $11.50 per Pubco Ordinary Share and each Right will automatically be converted into one-tenth of one Pubco Ordinary Share. If a holder redeems its Public Shares at Closing but continues to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by holders of Public Warrants, based on the closing trading price per Public Warrant as of March 29, 2023, would be approximately $243,000 regardless of the amount of redemptions by the Public Shareholders.

Appraisal Rights

Holders of EDOC Ordinary Shares who comply with the applicable requirements of Section 238 of the Companies Act may have the right, under certain circumstances, to object to the Merger and exercise appraisal (“dissenter”) rights, which would entitle them to seek payment of the fair value of their EDOC Ordinary Shares. Shareholders who do wish to exercise their statutory dissenter rights, if applicable, will be required to deliver notice of their intention to exercise their statutory dissenter rights to EDOC prior to the Meeting and follow the process prescribed in Section 238 of the Companies Act.

In the event that any holder of EDOC Ordinary Shares delivers notice of their intention to exercise their statutory dissenter rights, EDOC and the other parties to the Business Combination Agreement may in their sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Companies Act. In such circumstances where the exception under Section 239 of the Companies Act is invoked, no statutory dissenter rights shall be available to EDOC shareholders, including those EDOC shareholders who have delivered a written objection to the Merger prior to the Meeting and followed the process prescribed in Section 238 of the Companies Act, and each such holder’s EDOC Ordinary Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one Pubco Ordinary Share for each EDOC Ordinary Share.

Further details of the statutory appraisal rights are set out below the section titled “Appraisal Rights.” Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights contained in Section 238 of the Companies Act.

Proxy Solicitation Costs

EDOC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. EDOC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. EDOC will bear the cost of the solicitation.

EDOC has hired Advantage to assist in the proxy solicitation process for a fee of $8,250.

EDOC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. EDOC will reimburse them for their reasonable expenses.

THE NTA PROPOSAL

General

As discussed elsewhere in this proxy statement/prospectus, EDOC is asking its shareholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will not be presented to EDOC’s shareholders at the Meeting. If the NTA Proposal and the Business Combination Proposal are approved at the Meeting, the following amendments will be made to the Existing Organizational Documents, which shall be effective, if adopted and implemented by EDOC, prior to the consummation of the proposed Business Combination:

(a)     Article 49.2(b) of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares.”

(b)    Article 49.4 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorized to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has achieved any net tangible asset or cash requirement that may be contained in the agreement relating to such Business Combination.”

(c)     Article 49.5 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”).”

(d)    The final sentence of Article 49.8 of the Existing Organizational Documents shall be deleted in its entirety.

Reasons for the Amendments

EDOC shareholders are being asked to adopt the proposed NTA Amendments to the Existing Organizational Documents prior to the Closing, which, in the judgment of the EDOC Board, may facilitate the consummation of the Business Combination. The Existing Organizational Documents limit EDOC’s ability to consummate an initial business combination if EDOC would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination. The purpose of such limitation was initially to ensure that the EDOC Ordinary Shares not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the EDOC Ordinary Shares and the Pubco Ordinary Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, EDOC is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that EDOC’s net tangible assets would be less than $5,000,001 prior to and upon consummation of the Business Combination, the Existing Organizational Documents would prevent EDOC from being able to consummate the Business Combination even if all other conditions to Closing are met. If the NTA Proposal is approved and the Existing Organizational Documents are amended to remove the net tangible asset requirement and the NTA Condition under the Business Combination Agreement are waived, then it is possible that the Business Combination could be consummated even if EDOC’s net tangible assets would be less than $5,000,001 prior to and upon consummation of the Business Combination. If the Business Combination Proposal and the NTA Proposal are approved, all of the references in this proxy statement/prospectus to the “Existing Organizational Documents” shall be deemed to mean the Existing Organizational Documents as amended by the NTA Amendments contained in this NTA Proposal.

Required Vote and Recommendation of the Board

The approval of the NTA Proposal will require a Special Resolution, being a resolution passed at the Meeting by a majority of at least two-thirds of the votes which are cast by those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the NTA Proposal.

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal and with effect prior to the consummation of the proposed Business Combination:

(a)     Article 49.2(b) of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares.”

(b)    Article 49.4 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorized to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has achieved any net tangible asset or cash requirement that may be contained in the agreement relating to such Business Combination.”

(c)     Article 49.5 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”).”

(d)    The final sentence of Article 49.8 of the Existing Organizational Documents shall be deleted in its entirety.”

THE EDOC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA PROPOSAL.

THE BUSINESS COMBINATION PROPOSAL

General

Holders of EDOC Ordinary Shares are being asked to approve and adopt the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. EDOC shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “— The Business Combination Agreement and Related Agreements” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

EDOC may consummate the Business Combination only if the Business Combination Proposal is approved by a special resolution, being a resolution passed by a majority of at least two-thirds of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. In addition, EDOC may consummate the Business Combination only if the Condition Precedent Proposals, upon which the Business Combination is conditioned, are also passed by ordinary resolutions or special resolutions, as applicable.

The Business Combination Agreement and Related Agreements

The subsections that follow this subsection describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. Shareholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial advisor and legal counsel) because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, which could be updated prior to the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality that may be different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. EDOC does not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Business Combination Agreement

On December 5, 2022, EDOC entered into a Business Combination Agreement with, AOI, the Purchaser Representative, Pubco, Merger Sub, AOI, Gary Seaton, in his capacity as the Seller Representative, and the Sellers, and upon entry into joinders thereto, Pubco and Merger Sub. At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive substantially identical securities of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, par value $0.0001 per share (“Pubco Ordinary Shares”) (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions” or the “Business Combination”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act and the Australian Act.

Exchange Consideration

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco Ordinary Shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) $190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of $4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco Ordinary Share to be issued to the Sellers valued at $10.00.

The Exchange Consideration is subject to adjustment after the Closing based on final confirmation of AOI’s net working capital, the outstanding indebtedness of AOI and its subsidiaries net of cash and cash equivalents, and any unpaid transaction expenses of AOI, as of the date of the Closing. If the finally determined number of Exchange Shares is (i) greater than the estimated number of Exchange Shares, Pubco will issue an additional number of Pubco ordinary shares equal to such difference to the Sellers, subject to a maximum amount equal to the amount of Escrow Property at such time or (ii) less than the estimated number of Exchange Shares, Pubco will cause the Escrow Agent to release from escrow a number of Escrow Shares equal to such difference to Pubco, subject to a maximum amount equal to the Escrow Property at such time.

The parties agreed that at or prior to the Closing, Pubco, the Primary Sellers, the Purchaser Representative, the Seller Representative and the Escrow Agent will enter into an Escrow Agreement, effective as of the Closing, in form and substance reasonably satisfactory to EDOC and AOI (the “Escrow Agreement”), pursuant to which a number of Exchange Shares equal to 15% of the estimated Exchange Consideration issuable to the Sellers at the Closing (such Exchange Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted the “Escrow Shares”) shall be subject to the restrictions of the Escrow Agreement and shall be held by the Escrow Agent, along with any dividends, distributions or income thereon (together with the Escrow Shares, the “Escrow Property”) in a segregated account (the “Escrow Account”) and disbursed in accordance with the Business Combination Agreement and the Escrow Agreement. The Escrow Shares will be held in the Escrow Account for a period of 12 months after the Closing and shall be the sole and exclusive source of payment for any post-Closing purchase price adjustment and for any post-closing indemnification claims (other than certain fraud claims and breaches of AOI and the Sellers’ fundamental representations, as discussed below). At the 12-month anniversary of the Closing, all remaining Escrow Property will be released to the Sellers in accordance with the Business Combination Agreement. However, an amount of Escrow Property equal to the value of any pending and unresolved claims will remain in the Escrow Account until finally resolved.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents thereto, subject to certain customary exceptions.

In the Business Combination Agreement, AOI made certain customary representations and warranties to EDOC, including among others, related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) company permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) top customers and suppliers; (24) certain business practices; (25) Investment Company Act; (26) finders and brokers; (27) food law compliance; (28) information supplied; and (29) independent investigation.

In the Business Combination Agreement, EDOC made certain customary representations and warranties to AOI, Pubco and the Sellers, including among others, related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings and financial statements; (7) absence of certain changes; (8) compliance with laws; (9) actions; orders; permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act; (17) certain business practices; (18) insurance; (19) independent investigation; (20) information supplied; and (21) Trust Account.

Additionally, Pubco made certain customary representations and warranties to EDOC, AOI and the Sellers with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) ownership of Exchange Shares; (7) Pubco and Merger Sub activities; (8) finders and brokers; (9) Investment Company Act; (10) information supplied; (11) independent investigation; and (12) no other representations.

Additionally, the Sellers made certain customary representations and warranties to EDOC, AOI and the Sellers with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) ownership; (4) government approvals; (5) non-contravention; (6) no litigation; (7) investment representations; (8) finders and brokers; (9) information supplied; (10) independent investigation; and (11) no other representations.

Survival and Indemnification

The of representations and warranties of AOI and the Sellers survive the Closing for 12 months, other than (i) representations and warranties of AOI regarding (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and the Ancillary Documents; (3) capitalization; (4) subsidiaries; (5) intellectual property; (6) taxes and tax returns; (7) benefit plans; (8) environmental matters; and (9) finders and brokers and (ii) the representations and warranties of the Sellers regarding (1) organization and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and the Ancillary Documents; (3) ownership of the Purchased Shares and (4) finders and brokers, which will each survive until 30 days after the expiration of the applicable statute of limitations. The representations and warranties of EDOC do not survive the Closing.

All covenants, obligations and agreements of AOI will not survive the Closing unless by their terms they apply to or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms). The covenants, obligations and agreements made by EDOC will not survive the Closing, except for those covenants that by their terms apply to or are to be performed in whole or in part after the Closing (which such covenants will survive the Closing and continue until fully performed in accordance with their terms).

The Primary Sellers, severally and not jointly, will provide indemnification for any breach of any representations and warranties or covenants of AOI or the Sellers, subject to certain limitations, including those as described below.

Indemnification claims by EDOC are subject to a threshold equal to $950,000 in aggregate losses before any indemnification claim is paid, but after the threshold is reached, all indemnification claims shall be paid from the first dollar of losses. The maximum aggregate amount of indemnification payments which the Primary Sellers will be obligated to pay (other than with respect to certain fraud claims with respect to the transactions under the Business Combination Agreement or breaches by AOI or the Sellers of certain fundamental representations) is capped at an amount equal to $38,000,000. Fraud claims with respect to the transactions under the Business Combination Agreement or breaches by AOI or the Sellers of their fundamental representations are payable by the Primary Sellers up to a maximum aggregate amount equal to the Exchange Consideration.

Any indemnification claims against the indemnifying parties shall first be applied against the Escrow Shares and then against any other Escrow Property before the Primary Sellers shall be required to make any out-of-pocket payment for indemnification.

Shareholders of Pubco following the Closing are not third party beneficiaries of the Business Combination Agreement and are not entitled to bring any claim against any Seller pursuant to the Business Combination Agreement.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) EDOC’s public filings and AOI’s obligation to deliver interim financial statements; (4) no solicitation of, or entering into, any alternative competing transactions; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers and tail insurance; (12) use of trust proceeds after the Closing; (13) efforts to conduct a private placement, backstop or redemption waiver arrangements, if sought; and (14) the Incentive Plan.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of a board of five (5) directors, comprised of: one (1) person that is designated by EDOC prior to the Closing, who shall qualify as an independent director under Nasdaq rules, (ii) three (3) persons that are designated by AOI prior to the Closing, at least one (1) of whom shall be required to qualify as an independent director under Nasdaq rules and (iii) one (1) person that is mutually agreed upon and designated by EDOC and AOI prior to the Closing who shall be required to qualify as an independent director under Nasdaq rules.

EDOC and Pubco also agreed to prepare, with the reasonable assistance of AOI, and Pubco shall file with the SEC, a registration statement on Form F-4 in connection with the registration under the Securities Act of the issuance of securities of Pubco to the holders of the EDOC securities, which will also contain a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of EDOC for the matters to be acted on at an extraordinary general meeting of the shareholders of EDOC relating to the Transactions, and providing such holders with an opportunity to participate in the redemption of all or a portion of their public shares of EDOC upon the Closing (the “Redemption”).

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of EDOC’s shareholders; (ii) expiration of any waiting period under applicable antitrust laws; (iii) no law or order preventing or prohibiting the Transactions; (iv) all consents to be required to be obtained from or made with any governmental authority in order to consummate the Transactions having been made; (v) all consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the Transactions that are set forth in the disclosure schedules shall have each been obtained or made; (vi) no pending action brought by a third-party non-affiliate to enjoin or otherwise restrict the consummation of the Closing being outstanding; (vii) EDOC having at least $5,000,001 in net tangible assets upon the Closing, after giving effect to the completion of the Redemption and any PIPE Investment, (viii) the members of the Pubco Board shall having been elected or appointed as of the Closing consistent with the terms of the Business Combination Agreement; (ix) the shareholders of Pubco having amended and restated the memorandum and articles of association of Pubco in form and substance mutually acceptable in good faith to Pubco, EDOC and AOI; (x) each of AOI and EDOC having received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing, and Pubco shall not have received any written objection to such determination from the SEC that remains unresolved; (xi) the effectiveness of the Registration Statement; (xii) the Pubco Ordinary Shares and Pubco Warrants having been approved for listing on Nasdaq; and (xiii) the Minimum Cash Condition.

In addition, unless waived by AOI, the obligations of AOI, Pubco, Merger Sub and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of EDOC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) EDOC and the Purchaser Representative having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to EDOC since the date of the Business Combination Agreement which is continuing and uncured; (iv) all Ancillary Documents are in full force and effect; (v) receipt by Sellers of the Seller Registration Rights Agreement by and among Pubco and the Sellers (the “Seller Registration Rights Agreement”), providing customary registration rights to the Sellers with respect to the portion of the

Exchange Shares delivered to the Sellers at the Closing and any Escrow Shares that are released from escrow to the Sellers; (vi) receipt by AOI and Pubco of the First Amendment to Registration Rights Agreement (the “Founder Registration Rights Agreement Amendment”), pursuant to which EDOC, Pubco, the initial shareholders of EDOC (the “Founders”) and the other parties to EDOC’s Registration Rights Agreement that was entered into by EDOC at the time of its initial public offering (the “Founder Registration Rights Agreement”), shall have amended the Founder Registration Rights Agreement, to among other matters, include Pubco as a party and to make it apply to the Pubco securities to be received in connection with the Merger by EDOC’s shareholders who are parties to the Founder Registration Rights Agreement; (vii) receipt by AOI of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to EDOC and AOI between certain individuals and Pubco, duly executed by the parties thereto; and (viii) the Sponsor and other shareholders of EDOC having performed in all material respects the respective obligations required under the Sponsor Support Agreement (the “Sponsor Support Agreement”) and the Insider Letter Amendment.

Unless waived by EDOC, the obligations of EDOC to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of AOI, Pubco, Merger Sub and the Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) AOI, Pubco, Merger Sub each Seller and the Seller Representative having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to any Target Company or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by EDOC of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to EDOC and AOI between certain individuals and Pubco, duly executed by the parties thereto; (v) the Non-Competition Agreements and Lock-Up Agreements are in full force and effect; (vi) receipt by EDOC of the Founder Registration Rights Agreement Amendment, duly executed by Pubco; (vii) receipt by EDOC of the Seller Registration Rights Agreement, duly executed by Pubco; (viii) receipt by EDOC of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco; (ix) receipt by EDOC of the evidence of the termination of any outstanding options, warrants or other convertible securities of AOI (if any); (x) receipt by EDOC of a duly executed opinion from AOI’s counsel, in form and substance reasonably satisfactory to EDOC, addressed to EDOC and dated as of the Closing Date; and (xi) receipt by EDOC of evidence of the termination of certain related party agreements.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either EDOC or AOI if the Closing has not occurred on or prior to August 12, 2023 (the “Outside Date”); provided that if EDOC, at its election, receives shareholder approval for a charter amendment to extend the term it has to consummate a business combination (“Charter Extension”), for the shorter of three months and the period ending on the last day for EDOC to consummate a business combination pursuant to the Charter Extension. A party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was caused by or the result of a breach of the Business Combination Agreement by such party (or with respect to AOI, the Sellers, Pubco or Merger Sub).

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances prior the Closing, including, among other reasons: (i) by mutual written consent of EDOC and AOI; (ii) by either EDOC or AOI if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by AOI for EDOC’s material uncured breach of the Business Combination Agreement, if the breach would result in the failure of the related Closing condition; (iv) by EDOC for the material uncured breach of the Business Combination Agreement by AOI, Pubco, Merger Sub or any Seller, if the breach would result in the failure of the related Closing condition; (v) by EDOC if there has been a Material Adverse Effect with respect to the Target Companies taken as a whole since the date of the Business Combination Agreement which is uncured and continuing; or (vi) by either EDOC or AOI if EDOC holds an extraordinary general meeting of its shareholders to approve the Business Combination Agreement and the Transactions and such approval is not obtained.

If the Business Combination Agreement is terminated, all obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, fees and expenses, trust account waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for certain fraud claims or for willful breach of the Business Combination Agreement prior to the termination.

In the event the Business Combination Agreement is terminated by EDOC as a result of a material breach by AOI, Pubco, Merger Sub or any Seller, or by AOI as a result of a material breach of EDOC, the breaching party will pay a termination fee of $250,000 to the non-breaching party, as liquidated damages.

Trust Account Waiver and Releases

AOI, Pubco, Merger Sub, the Seller Representative and each of the Sellers have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom directly or indirectly to EDOC’s shareholders).

Each Seller, on behalf of itself and its affiliates that own shares of such Seller, provided a general release of AOI and its subsidiaries, effective as of the Closing, other than its rights under the Business Combination Agreement and the Ancillary Documents and certain other customary exceptions.

Governing Law and Arbitration

The Business Combination Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under the Business Combination Agreement) arising out of, related to, or in connection with the Business Combination Agreement or the transactions contemplated thereby (a “Dispute”) will be governed as follows. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within forty-five (45) days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within forth-five (45) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that cannot be resolved during the Resolution Period shall immediately be referred to mediation conducted by the Brisbane Supreme Court in Brisbane, Australia. Any Dispute that is not resolved through mediation may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules of the AAA.

The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

Business Combination Agreement Amendment No. 1

On March 31, 2023, EDOC, Pubco, the Sponsor and Merger Sub entered into Business Combination Agreement Amendment No. 1.

Business Combination Agreement Amendment No. 1 revises certain conditions to the closing of the Business Combination to add the Minimum Cash Condition of $10,000,000.

Related Agreements

Lock-Up Agreements

Certain Sellers entered into a Lock-Up Agreement with the Purchaser Representative and, upon execution of a joinder, Pubco (each, a “Lock-Up Agreement”) with regard to the Exchange Shares to be received by such Seller. These sellers were JSKS Enterprises Pty Ltd, which entered into a Lock-Up Agreement for 1,936,865 shares representing 75.0%

of shares, and KGV Global FZE, which entered into a Lock-Up Agreement for 561,949 shares representing 21.76% of shares. In such Lock-Up Agreements, which are identical with regards to terms and duration, each Seller agreed that such Seller will not, (A) with respect to 50% of such Seller’s Exchange Shares, during the period commencing from the Closing and ending on the earliest of (x) the six (6) month anniversary of the Closing Date, (y) commencing after the three (3) month anniversary of the Closing, the date on which the closing sale price of the Pubco Ordinary Shares equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing (or if earlier, the date on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property) and (B) and with respect to the remaining 50% of such Seller’s Exchange Shares, during the period commencing from the Closing and ending on the earlier or the date that is six (6) months after the date of the Closing (or if earlier, the date on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property), (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Seller’s Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Seller’s Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Each holder also agreed that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the Escrow Account. However, each Seller is allowed to transfer any of its Exchange Shares (other than the Escrow Shares while they are held in the Escrow Account) by gift, will or intestate succession or to any immediate family member (or related trust), trustor or trust beneficiary, as a distribution to equity holders upon liquidation or to an affiliate or pursuant to a court order or settlement agreement in divorce; provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement.

Non-Competition Agreements

Certain executives of AOI (each, a “Restricted Person”) entered into a Non-Competition and Non-Solicitation Agreement (each, a “Non-Competition Agreement”) in favor of Pubco, EDOC and AOI and their respective present and future affiliates, successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Under each Non-Competition Agreement, for a period of three (3) years after the Closing (such period, the “Restricted Period”), each Restricted Person agreed that he will not and will not permit his affiliates to, without Pubco’s prior written consent, directly or indirectly engage in the business of processing, manufacturing and selling non-GMO oilseeds and organic and non-organic food-grade oils (the “Business”) (other than through a Covered Party) or own, manage, finance or control, or become engaged or serve as an officer, director, member, partner, employee, agent, consultant, advisor or representative of, a business or entity (other than a Covered Party) that engages in the Business anywhere in the Australia, United States, India, Malaysia, Singapore, China, Japan, New Zealand. However, such Restricted Person and his affiliates will be permitted under its Non-Competition Agreement to own passive investments of less than 2% of the total issued and outstanding equity interests of a competitor that is publicly traded, so long as such Restricted Person and his affiliates and immediate family members are not directly or indirectly involved in the management or control of such competitor. Under each Non-Competition Agreement, the Restricted Person thereto and his affiliates will also be subject to certain non-solicitation and non-interference obligations during the Restricted Period with respect to the Covered Parties’ respective (i) employees, consultants and independent contractors, (ii) customers or clients, and (iii) vendors, suppliers, distributors, agents or other service providers. Each such Restricted Person will also be subject to non-disparagement provisions regarding the Covered Parties and confidentiality obligations with respect to the confidential information of the Covered Parties.

Sponsor Support Agreement

EDOC, the Sponsor, Pubco, upon execution of a joinder agreement to become party thereto, entered into the Sponsor Support Agreement. Pursuant to the terms of the Sponsor Support Agreement, the Sponsor agreed to (i) vote its EDOC Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the Transactions, (ii) certain restrictions on transfer of its shares of EDOC and (iii) waive its anti-dilution protection upon conversion of its Founder Shares.

Insider Letter Amendment

On December 5, 2022, EDOC, the Sponsor, Pubco, upon execution of a joinder, and certain insiders of EDOC, agreed to amend the Letter Agreement, dated as of November 9, 2020 by and among EDOC, the Sponsor and certain insiders of EDOC, pursuant to which Pubco will assume, and EDOC assign, certain rights and obligations of EDOC thereunder with respect to the Pubco securities to be issued at the Closing in exchange for the ordinary shares, warrants and rights of EDOC.

Organizational Documents of Pubco Following the Business Combination

Pubco was incorporated under the laws of the Cayman Islands on December 29, 2022 solely for the purpose of effectuating the Business Combination described herein. Pursuant to the Business Combination Agreement, at or prior to the Closing of the Business Combination (and subject to approval by the shareholders of EDOC of the Memorandum and Articles Proposal and adoption by Pubco’s shareholders of the Proposed Memorandum and Articles), Pubco’s memorandum and articles of association will be amended and restated to reflect necessary changes and to be consistent with the Proposed Memorandum and Articles (for a full description of the proposed amendments to the charter see “The Business Combination Proposal — Pubco’s Amended and Restated Memorandum and Articles of Association”). The form of the Proposed Memorandum and Articles is attached to this proxy statement as Annex B.

Headquarters; Share Symbols

After completion of the transactions contemplated by the Business Combination Agreement:

•        the corporate headquarters and principal executive offices of Pubco will be located at 126 – 142 Cowcumbla Street, Cootamundra, Australia; and

•        if Pubco’s applications for listing are approved, Pubco Ordinary Shares and Pubco Warrants will be traded on Nasdaq under the symbols “COOT” and “COOTW”, respectively.

Background of the Business Combination

EDOC, a Cayman Islands exempted company structured as a blank check company, was incorporated on August 20, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Prior to entering into the Business Combination Agreement with AOI, EDOC conducted a thorough search for a potential business combination transaction drawing upon, among other things, the extensive network and investment and operating experience in the healthcare sector of EDOC’s management team, the members of the EDOC Board and input from the Sponsor’s members, affiliates and contacts, who together comprise a significant network of physicians in the North America and Asia-Pacific region.

The terms of the proposed Business Combination with AOI were the result of thorough negotiations between the representatives of EDOC and AOI, as further described below.

Prior to the consummation of the IPO, neither EDOC, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with AOI. The following is a brief description of the background of the negotiations between the parties, the Business Combination and related transactions.

From the date of EDOC’s IPO through the date of its entering into an exclusive letter of intent with AOI, EDOC’s management and the EDOC Board evaluated and considered a number of potential target companies as candidates for a possible business combination transaction. Representatives of EDOC contacted and were contacted by a number of individuals and entities with respect to potential business combination opportunities across the digital health, medtech, and biotech sectors, mostly based in either the United States or Asia. EDOC and its advisors compiled a list of high priority potential targets and updated and supplemented such list from time to time based on initial screening of company introductory documents, conversations with target financial advisors, meetings with company management teams, and consultation with the Sponsor’s members, affiliates and contacts (“Affiliated Physicians”), who together comprise a significant network of physicians in the North America and Asia-Pacific region. with expertise in the relevant healthcare sub-sectors. This list of potential opportunities was periodically shared with, and reviewed in detail by, the EDOC Board.

Since the date of the IPO through the date of its entering into an exclusive letter of intent with AOI, at the direction of the EDOC Board, EDOC’s management team:

•        Identified and evaluated approximately 60 potential business combination target companies in the healthcare related sector; and

•        Participated in meetings or telephonic discussions with representatives of over 40 potential business combination targets.

EDOC signed 56 non-disclosure agreements and provided initial non-binding indications of interest (IOIs) or letters of intent (LOIs) to representatives of 10 potential business combination targets (excluding AOI).

EDOC reviewed the potential business combination opportunities based on criteria that were the same or similar to the criteria that the EDOC Board used in evaluating the potential Business Combination with AOI (as discussed below), which included, among other criteria, the targets’ growth potential, competitive position, the experience and track records of the potential target companies’ management teams, the clinical significance (as applicable) or the quality of technology (as applicable) and the potential for profitability. EDOC focused on sectors and companies that its management believed would benefit from being a publicly traded company on a stock exchange in the United States.

The following chronicle of events leading up to the execution of the Business Combination Agreement is not intended to be a complete list of all opportunities initially evaluated or explored or discussions held by EDOC, but sets forth the significant discussions and steps that EDOC took prior to execution of the Business Combination Agreement.

Description of negotiation process with candidates prior to the Calidi Merger Agreement

Following the completion of the IPO, EDOC engaged in extensive discussions with representatives of a number of target companies based in the United States, Asia and Europe with respect to potential business combination opportunities. EDOC’s management initially focused the search on targets operating in the digital health, healthcare services and medtech sectors.

In particular, between mid-December 2020 and early December 2021, EDOC engaged in extensive due diligence review and held multiple calls and management presentations with five separate potential targets for a business combination, two of which were telehealth companies, one of which was a biotech company, one of which was a medical device company, and one of which was a hearing technology company. However, all of such discussions were terminated on account of (a) the target’s determination to pursue further growth as a standalone private company before engaging any strategic alternatives, (b) target’s concerns for market volatility, including in the PIPE market as well as the broader equity market, (c) disagreement on valuation and/or (d) disagreement on a timeline of execution and consummation of a business combination.

Description of negotiation process with Calidi

On October 2, 2021, Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), through its corporate strategy advisor Apollorion Global Limited (“Apollorion”), contacted Kevin Chen, EDOC’s Chief Executive Officer, by e-mail to discuss possible collaboration between EDOC and Calidi. Apollorion provided Mr. Chen with some preliminary information about Calidi, including its focus on utilization of its cell delivery platform for the treatment of solid tumors. Given the Sponsor’s interest and experience in oncology, EDOC determined to pursue learning further information about Calidi and requested that Apollorion provide EDOC with preliminary non-confidential materials about Calidi.

From October 5, 2021 to late October 2021, EDOC and Calidi discussed various due diligence items in writing and through video conferences. EDOC and Calidi entered into a non-disclosure agreement on October 19, 2021, and Calidi made preliminary due diligence materials available to representatives of EDOC through a virtual data room established by Calidi for this purpose (the “virtual data room” or “data room”).

Between late October and early December 2021, EDOC explored a possible alternative transaction with a business combination target other than Calidi and discussions with Calidi were therefore temporarily suspended during this period. EDOC and Calidi resumed discussions during early December 2021.

On December 20, 2021, EDOC submitted a draft letter of intent (the “Calidi LOI”) to Calidi presenting proposed terms of a potential Business Combination between EDOC and Calidi. Subsequently, on December 21, 2021, Mr. Chen and Ms. Zhao of EDOC, Mr. Konneh and Mr. Kengatharan of Apollorion and Mr. Camaisa and Mr. Thesing of Calidi had a call to discuss the terms set forth in the proposed Merger LOI. EDOC and Calidi also discussed potential financing for the proposed business combination, including a possible private investment in public equity (“PIPE”) transaction and other options. During the subsequent four to five week period, EDOC and Calidi continued to negotiate the terms of the Merger LOI. In parallel, each of EDOC and Calidi engaged in discussions and negotiations with prospective sources of financing in connection with the Business Combination. Calidi and its legal counsel primarily led discussions and negotiations with regard to the Calidi PIPE and the Common Stock Investment (each as further described below).

On December 23, 2021, a call took place between Mr. Chen and Ms. Zhao of EDOC, Mr. Camaisa, Mr. Kalajian and Mr. Ng of Calidi and representatives of 3i, LP, a Delaware limited partnership (the “PIPE Investor”), which such investor was introduced to Calidi by Calidi’s financial advisor at the time. The parties discussed the possibility the PIPE Investor participating in a financing transaction related to the Business Combination and, subsequent to the conversation, the PIPE Investor provided EDOC and Calidi with a draft term sheet related to a possible convertible preferred financing transaction (the “Calidi PIPE”) and, separately, the possibility that the Common Stock Investor would enter into agreements with EDOC to provide the combined company with an equity line of credit (the “Common Stock Investment”).

Due diligence and negotiations of the Calidi LOI continued during late December, 2021 and into January 2022.

On January 7, 2022, Mr. Chen and Ms. Zhao of EDOC were introduced to representatives of Meteora Capital Partners, LP (“Meteora”) by I-Bankers, EDOC’s pursuant to the services provided by I-Bankers under the Business Combination Marketing Agreement between I-Bankers and EDOC. EDOC and its legal counsel engaged in extensive discussion of the potential terms of a Forward Purchase Agreement (“FPA”) and Founder Share Transfer Agreements between EDOC and Meteora and certain other investors (collectively, the “Backstop Investors”) pursuant to which the Backstop Investors would agree to purchase certain EDOC Class A Ordinary Shares and agree not to redeem such shares in connection with upcoming EDOC shareholder meetings and vote such shares in favor of the business combination with Calidi.

Calidi and EDOC executed the Calidi LOI on January 9, 2022.

During January 2022, EDOC negotiated various provisions of the FPA and the Calidi PIPE with Meteora and the PIPE Investors.

On January 18, 2022, EDOC’s U.S. legal counsel, Ellenoff Grossman & Schole LLP (“EGS”), distributed an initial draft of a merger agreement (the “Calidi Merger Agreement”) to Calidi’s legal counsel, following which the parties proceeded to negotiate and finalize the Calidi Merger Agreement and related agreements.

Also on January 30, 2022, the EDOC Board convened to discuss and review the final proposed terms of the business combination transaction set forth in the Merger Agreement and ancillary agreements. The Edoc Board also reviewed and discussed the terms of the Calidi PIPE and the related documentation and the backstop agreements with various investors (the “Backstop Agreements”), as well as the FPAs and the Founder Share Transfer Agreements and the EDOC Board also discussed the proposed issuances of securities by EDOC in connection with the Business Combination, the Calidi PIPE and the Backstop Investment. Following discussion and opportunity for questions and answers from the EDOC Board members, the members of the EDOC Board reviewed a draft of the fairness opinion letter and report provided by Aranca US Inc. (“Aranca”) to the EDOC Board, including a detailed analysis of the analytical and comparative methodologies that Aranca used to carry out its analysis of the terms and fairness of the proposed transaction to the shareholders of EDOC. The following day, on February 1, 2022, after reviewing the fairness opinion letter and report provided by Aranca, and the final documents related to the Business Combination, the Calidi PIPE and the Backstop Investment, the EDOC Board approved the execution of all three agreements and the transactions contemplated thereby.

On January 31, 2022, the Calidi Board held a board meeting to discuss and approve the final EDOC Merger Agreement, and the common and convertible preferred investment by the PIPE Investor. HCW provided a presentation to members of the Calidi Board on the proposed transaction and answered any questions the board members had relating to the transaction and market comparables. Mr. Camaisa, as Chairman and CEO of Calidi, highlighted the synergies reflected in the merger between Calidi and EDOC, including that Calidi would have access to EDOC’s physician network, of which, many are or were oncologists from prestigious hospitals such as MD Anderson, the Mayo Clinic, and Cleveland Clinic. After a full discussion of these synergies and the business terms of the deal, the Calidi Board approved the Merger Agreement and ancillary agreements.

On February 2, 2022, EDOC and Calidi executed the Calidi Merger Agreement and related agreements.

On February 2, 2022, in connection with the Backstop Investment, EDOC entered into FPAs and Founder Share Transfer Agreements with five institutional investors introduced to EDOC by I-Bankers, including Meteora. The Calidi Merger Agreement provided for an extended Due Diligence Period (as defined in the Calidi Merger Agreement) until February 8, 2022 to allow additional time for Edoc to complete its legal due diligence and for Calidi to finalize and deliver the Calidi disclosure schedules to the Calidi Merger Agreement to Edoc.

On February 2, 2022, EDOC entered into the PIPE Agreements, including the Securities Purchase Agreement with the PIPE Investor for the purchase and sale of 20,000 shares of EDOC’s Series A Convertible Preferred Stock for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of EDOC’s Class A Common Stock for an aggregate purchase price of $5 million.

On February 8, 2022, EDOC, Merger Sub, the Purchaser Representative, the Seller Representative and Calidi entered into that certain First Amendment to Agreement and Plan of Merger (the “Calidi Merger Agreement Amendment”), pursuant to which the Calidi Merger Agreement was amended to extend both (i) the Due Diligence Period and (ii) the due date for the delivery of the Calidi disclosure schedules to EDOC, from February 8, 2022 to February 18, 2022. On February 18, 2022, in accordance with the Calidi Merger Agreement Amendment, Calidi delivered its final disclosure schedules to EDOC.

On March 16, 2022, EDOC, Calidi and the PIPE Investor amended certain terms of the Calidi PIPE to clarify the application of certain liquidated damages to enforce the PIPE Investor’s registration rights and to reduce the liquidated damages from 2% to 1%, of the product of (A) the number of shares not delivered to which such holder is entitled, multiplied by (B) any trading price of the Common Stock selected by such Holder in writing as in effect at any time during the period beginning on the applicable conversion date and ending on the applicable share delivery deadline.

From March to August 2022, the parties engaged in significant investor outreach but had trouble obtaining additional financing commitments on acceptable terms in connection with the business combination with Calidi due to the difficult financing market.

On May 24, 2022, EDOC and the other parties to the Calidi Merger Agreement entered into that Second Amendment to the Agreement and Plan of Merger (the “Second Calidi Merger Agreement Amendment”), pursuant to which the Merger Agreement was amended to (i) modify the manner in which the net debt adjustment to the merger consideration deliverable to the Calidi security holders pursuant to the Merger Agreement (the “Merger Consideration”) is calculated to give credit to Calidi, in the determination of Calidi’s cash as of date that the transactions contemplated by the Merger Agreement are consummated (the “Closing”), for certain transaction expenses incurred and paid in cash by Calidi after February 2, 2022, (ii) reflect a reduction in the aggregate value of the securities to be issued by EDOC to Calidi security holders as Merger Consideration from $400,000,000 to $380,000,000 and (iii) to exclude from the determination of the number of securities deliverable to the Calidi security holders as Merger Consideration at the closing shares issuable by the post-closing combined company upon exercise of unvested Calidi company options and vested in-the-money Calidi non-qualified stock options that are assumed by the post-closing combined company at the closing. For the avoidance of doubt, vested in-the-money Calidi incentive stock options were to be included in the Merger Consideration deliverable to the Calidi security holders at the closing.

On August 12, 2022, EDOC and Calidi terminated the Calidi Merger Agreement. As a result of the termination of the Calidi Merger Agreement, EDOC promptly began evaluating other possible business combination targets.

Description of Negotiation Process with AOI and Other Targets since August 2022

On August 15, 2022, EDOC had a call with an Israeli medical device firm as a potential target. The device company specializes in artificial lungs for patients in hospitals. However, EDOC management believed it was not a good fit due to the relatively small size of the candidate’s business operations.

On August 16, 2022, EDOC had a meeting with the co-founder of a healthcare insurance technology company based in Boston, Massachusetts. The meeting was productive and a follow-up meeting with the CEO was scheduled. On August 18, 2022, EDOC had a call with the CEO. The CEO indicated that the company had not yet engaged a PCAOB auditing firm. EDOC management believed that, based on the company’s current revenue levels and stage of growth, the company was not yet ready to become a publicly-traded company.

Also on August 16, 2022, EDOC met with the CEO and major investor of a medical device company. The company specialized in remote monitoring of seniors at home 24/7. The data analysis of the company was cutting edge technology, but, EDOC decided not to proceed with discussions with this company as the company was not yet ready for the public market, given the state of its financials and that the company had no plans to commence an audit.

On August 17, 2022, EDOC was introduced by the I-Bankers team to a women’s health clinic group from Asia (Target A). The initial meeting was with the Chairman of the company, who was traveling in New York City. The meeting was productive. An NDA was signed and follow-up meetings were scheduled.

On August 17, 2022, EDOC was introduced to a medical device company that is currently listed on OTC market. The CEO and CFO of the company attended the call. An NDA was executed and follow-up meetings were scheduled.

Also on August 17, 2022, EDOC was introduced to the AOI by ARC Group Limited, AOI’s financial advisor. A conference call was arranged between EDOC and the CFO of the AOI. An NDA was executed between EDOC and AOI and follow-up meetings were scheduled.

On August 18, 2022, EDOC management had a call with an Israeli women’s pregnancy care device company’s CEO and board members (Target C).

On August 19, 2022, EDOC management had a call with a top digital health company from India (Target B), with which EDOC had previously engaged in discussions in 2021 and had sent an LOI, but Target B did not sign. Target B provided a business update to EDOC and discussed the possibility of resuming merger discussions.

On August 19, 2022, EDOC management had a call with the CEO, CFO and head of strategy of AOI. The company presented more detailed financial information and operational information. An NDA was executed. Also on August 19, 2022, EDOC management had a call with the President of Target A. The company’s main investor attended the call as well. EDOC requested to sign an NDA. However, it was not executed because Target A’s management team did not agree to sign the NDA.

Additionally on August 19, 2022, EDOC management held a call with the Sponsor’s members to brief them on the target companies that it had had discussions with. In particular, Target A, Target B and AOI were identified as the most promising targets. A majority of the Affiliated Physicians expressed support to EDOC’s management.

On August 22, 2022, the founder and CEO of Target B visited New York City. The EDOC team met the CEO over lunch to discuss further about the possibility of a merger. EDOC subsequently issued a revised LOI to Target B, which LOI provided for a valuation of $300 million for Target B, no minimum cash condition and 4-6 weeks of additional due diligence to be performed. On August 29, 2022, EDOC management attended, by invitation, a meeting of the board of directors of Target B, to present the potential merger opportunity. At the meeting, Target B’s board expressed concerns about transaction risk, cost, and redemption levels, and negotiations ceased shortly after the meeting.

During this time, EDOC’s management invited all of the EDOC Board members to join a call with AOI. A video conference was scheduled on August 22, 2022. Mr. Bob Ai and Mr. Yan Michael Li joined EDOC’s CEO and CFO to speak with AOI’s CEO and CFO. In addition to discussing AOI’s product and business operation, AOI management expressed strong interest in working with the Sponsor’s physicians. AOI’s CEO has donated substantial time and money to hospitals in Sri Lanka and India. He invited Dr. Li and other physicians to perform charity work in Sri Lanka and India.

On August 24, 2022, EDOC was introduced to have a call with a medical device company from the U.S. that specializes in blood transfusion. The company had a negative cash flow and EDOC’s management did not believe that the company would be a good fit for a business combination.

Also on August 24, 2022, EDOC had a call with an investment banker from Citigroup, who represented a medical device company from the United States. The company was not a good fit for EDOC, as the company required substantial guaranteed capital at deal closing. In addition, this company had not yet started the PCAOB audit process or related preparations for public market readiness.

On August 25, 2022, EDOC had a call with the CEO of a biotech company that specializes in cancer treatment. EDOC requested further information for certain Affiliated Physicians to review; however, such information was not provided.

On August 31, 2022, EDOC had a call with Target A to request more detailed financial information about Target A’s revenue, operation margin, cost structure and projections. However, Target A did not provide any further data to EDOC. On or about September 5, 2022, Target A indicated to EDOC that it preferred to delay their public listing plans, and negotiations ended.

Also on August 31, 2022, EDOC held a call with I-Bankers to discuss AOI. I-Bankers provided an analysis of the viability of the healthy food market and market intelligence on investors’ preference for companies with positive cash flow.

On September 1, 2022, EDOC had a call with a venture capital fund about one of its portfolio companies, which specialized in cancer treatment. EDOC requested more information to review; however, such information was not provided.

On September 2, 2022, EDOC management reviewed the data room of AOI. Based on initial positive feedback received from the EDOC Board, an LOI was issued to AOI (the “Initial AOI LOI”). The Initial AOI LOI provided for a valuation of $200 million, no minimum cash condition and the ability for EDOC to appoint two board members to the post-closing company.

On September 5, 2022, EDOC management had a call with the board of directors of Target C, on which Target C and EDOC discussed various items, including the fact that Target C was evaluating several potential SPAC merger partners. Following the call, EDOC was informed that Target C opted to choose a different SPAC for merger discussion.

On September 6, 2022, EDOC had calls with two additional target companies in the healthcare sector. However, both companies were at too early of a stage for going public through a business combination with EDOC.

On September 12, 2022, EDOC had a call with AOI’s CEO, CFO, head of strategy and financial advisor to discuss the Initial AOI LOI. Subsequently, AOI executed the LOI with EDOC (the “Final AOI LOI”). The Final AOI LOI provided the same valuation as the Initial LOI of $200 million, no minimum cash condition and no earnout; however, the Final AOI LOI only provided EDOC with one board appointee, while also having the ability to recommend an independent board member. Additionally, while EDOC initially had requested that AOI exclusively negotiate with EDOC, while allowing EDOC to negotiate with other potential target, the parties ultimately agreed to enter into mutually exclusive merger discussions. Due to market conditions, EDOC and AOI had agreed to merger terms without any minimum cash condition, except as to satisfy any regulatory requirements. AOI management expressed the confidence in AOI’s positive operational cash flow. Although the parties believed a concurrent financing would be desirable, market conditions permitting, AOI did not believe it was necessary for the company’s near future capital needs. The parties had also discussed requiring AOI to pay for funds added to the Trust Account in connection with a six month extension of EDOC’s lifetime, but AOI declined to pay for such extension in the Final LOI.

EDOC management continued to have extensive discussions with I-Bankers regarding AOI and the transaction progress and negotiations on September 15, 2022, September 21, 2022, October 27, 2022 and November 28, 2022.

From September 19, 2022 to the end of November, 2022, EDOC and AOI held weekly merger status calls, in addition to calls with different work streams. EDOC engaged Cohn Reznick in September 2022 to conduct financial and tax due diligence. In addition to EGS as U.S. counsel to EDOC, given AOI’s presence in Australia, Clayton Utz was engaged as Australian counsel to EDOC.

Between September 20, 2022 and November 30, 2022, Cohn Reznick had regular calls with AOI to review and verify the details of the company’s financial statements. Meetings were conducted with AOI’s Australian auditor, Crowe Australasia and U.S. auditor, BF Borgers CPA.

During that period, Cohn Reznick exchanged several calls and emails with EDOC management regarding the status of its financial and tax due diligence. A draft report was delivered to EDOC on December 2, 2022. No substantial concerns or weakness was identified.

From September 12, 2022 to November 30, 2022, Clayton Utz held various calls with AOI to investigate the company operations, registration, licenses and compliance, in addition to conducting customary Australian court and regulators’ record searches. Additionally, during that period, EDOC and AOI held various discussions regarding the business combination and related transactions.

On November 30, 2022, Clayton Utz delivered preliminary finding of legal due diligence. On December 15, 2022, Clayton Utz delivered a final due diligence report to EDOC.

On November 7, 2022, given the weak performance of small capitalization stocks in the stock market, the two parties agreed to reduce the valuation of AOI from $200 million to $190 million, while not changing any other closing conditions. The revised valuation better aligned the revenue and P/E-based valuation methodologies applied by EDOC management, and balanced short term financial metrics and long term growth potential. AOI acknowledged market conditions and agreed to lower the valuation to reward market participation.

On December 1, 2022, during discussions to finalize the Business Combination Agreement, EDOC requested a $1 million termination fee if AOI does not complete the transaction. AOI countered for lower fees. After negotiation, the parties agreed upon a reciprocal $250,000 termination fee from the breaching party to the non-breaching party. EDOC again proposed to split potential costs to extend EDOC’s February 12, 2023 deadline to complete an initial business combination, as there was high probability that EDOC would need to additional time to obtain regulatory approval for the transaction. Although AOI indicated that was open to considering the possibility of sharing some of the extension costs, it determined to defer such decision to a later date.

On December 2, 2022, EDOC and AOI negotiated the corporate governance structure. The combined entity was would have a board of five members, of which a majority would be independent. EDOC suggested appointing three board members and shared the resumes of these candidates. AOI countered with one board member from EDOC and four appointed by AOI. It was negotiated to have one board member from EDOC, three board members appointed by AOI, and one board member to be jointly appointed by EDOC and AOI.

On December 5, 2022, the parties entered into the Business Combination Agreement.

From February 12, 2023 to February 16, 2023, EDOC CEO Kevin Chen, CFO Bob Ai, and director Kevin Zheng traveled to Australia for an on-site visit to AOI. Meetings were held in Sydney covered various topics, including but not limited to AOI strategic growth planning, capacity expansion, and post-closing public market investor outreach. AOI’s head of products, head of sales, board members, and other senior executives of AOI attended. EDOC team also visited AOI’s oilseed processing facilities in Cootamundra, New South Wales, and toured AOI’s solar panels, machinery, and seed and meal storage facilities.

Beginning in January 2023, the parties commenced weekly discussions for a potential PIPE transaction to support the Business Combination and for AOI to use toward business expansion, including but not limited to the construction of its new facility in Queensland. AOI estimated that it will need about $20 million for near-term capital investment. The parties discussed the feasibility of potential financing sources other than a PIPE transaction, such as using an existing $15 million bank loan facility and potential affiliate contributions by AOI, as well potential governmental grants. EDOC and AOI agreed to target a PIPE financing of approximately $15 million, of which at least $5 million would be accessible at the closing of the Business Combination.

Between January and March 2023, EDOC and AOI considered term sheets from multiple investors for a convertible debt financing. In March 2023, weekly calls were held with a potential investor for a tranched convertible debt financing. Negotiations are continuing.

Additionally, in view of AOI’s anticipated cash requirements, on March 31, 2023, the parties amended the Business Combination Agreement to require a minimum cash closing condition of $10,000,000.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Business Combination and necessary preparation in connection therewith.

Recommendation of the Board and Reasons for the Business Combination

The EDOC Board, in evaluating the Business Combination, consulted with EDOC’s management and its financial and legal advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of securities in connection therewith, are advisable and in the best interests of EDOC and (ii) to recommend that the EDOC shareholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, the EDOC Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the EDOC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The EDOC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of EDOC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The EDOC Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•        Market Attractiveness and Competitive landscape:    AOI is competitively positioned as the largest Australian producer of non-chemical, non-GMO “cold-processing” vegetable oil in a market seeing increasing and long-term global demand. The company practices regenerative farming, which EDOC management believes is critical to the sustainability of food production for humanity. Their products are currently sold out until the first quarter of 2023. Many of AOI’s competitors are, unlike AOI, large multinational firms that use highly toxic chemicals in the process. However, those legacy producers face difficulties in upgrading their process due to large upfront costs. On a macroeconomic level, the world is facing a global food shortage, in particularly high quality food, due to extreme weather conditions causing floods and droughts that negatively impacted production, as well as a global climate change crisis and energy crisis, which has been exacerbated by the outbreak of Russian invasion of Ukraine. AOI generates more than half of its energy needs from its own solar panels. It reduces carbon emissions and helps to keep the environment clean. AOI’s minority shareholders are about 30 Australian farmers, who are extremely supportive of AOI’s ESG mission.

•        Experienced Management Team.    AOI has a strong management team with significant industry experience. AOI engages in research & development to improve its processes around eliminating chemicals from the food supply chain. AOI’s CEO Gary Seaton is a third-generation entrepreneur in Australia, who has vast agriculture industry experience. Mr. Seaton has invested and operated agricultural enterprises in many countries. AOI’s head of corporate strategy and director, Kapil Singh, has worked with leading global banking groups and has expertise in agribusinesses in emerging markets. AOI’s vice president, Reetica Rekhy, is an experienced Agri-Food industry senior manager with a demonstrated track record of success in the public, private and banking sectors in Australia and overseas. Ms. Rekhy is a senior industry strategist, with extensive experience in building partnerships between diverse stakeholder groups (including industry, government, not-for-profit, and academia).

•        Extensive Due Diligence.    EDOC engaged with a highly experienced financial due diligence team, Cohn Reznick, to assist with finance and tax due diligence. Since AOI is based in Australia, EDOC also hired a leading Australian law firm, Clayton Utz, to conduct legal due diligence. Certain members of EDOC’s board conducted their own field diligence by canvassing certain major food distributors about AOI’s products market potential. Many EDOC board members and Affiliated Physicians utilized their industry expertise to supplement EDOC management’s due diligence process with their own diligence. For example, Kevin Zheng, a director of EDOC, has substantial experience operating global food production and distribution, including organic food produced in Peru and sold in the U.S. and Japan. Mr. Zheng conducted extensive review and had several discussions with AOI management to understand and evaluate its business operations. Upon their review of EDOC’s business, many Affiliated Physicians expressed strong support for the Business Combination, because of their acute awareness of the benefits of AOI’s products to a healthy living and potential for market growth.

•        Stockholder Liquidity.    The parties intend for Pubco to be listed on Nasdaq, a major U.S. stock exchange, which the EDOC Board believes has the potential to offer its shareholders significant liquidity.

•        Growth Prospects.    The EDOC Board also considered factors such as global trends in energy, food supply and demand, as well as AOI’s ongoing discussions with government agencies in Australia to expand its farmland lease substantially, together with purchasing new cold press machinery for expansion. AOI has also recently added COSTCO Australia as a major new distributor for its products. AOI is also in discussions with several buyers from Japan, U.S., and U.A.E. about new distribution channels. In reviewing these factors, the EDOC Board noted that AOI would have the potential for significant growth.

•        Lock-Up.    Certain Sellers have agreed to be subject to a lockup in respect of their Pubco Ordinary Shares for (A) with respect to 50% of such Seller’s Exchange Shares, during the period commencing from the Closing and ending on the earliest of (x) the six (6) month anniversary of the Closing Date, (y) commencing after the three (3) month anniversary of the Closing, the date on which the closing sale price of the Pubco Ordinary Shares equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing (or if earlier, the date on which

Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property) and (B) and with respect to the remaining 50% of such Seller’s Exchange Shares, during the period commencing from the Closing and ending on the earlier or the date that is six (6) months after the date of the Closing;

•        Other Alternatives.    After a thorough review of other business combination opportunities reasonably available to EDOC, EDOC concluded that the proposed Business Combination represents the best potential business combination for EDOC and the most attractive opportunity based upon the process utilized to evaluate and assess other potential business combination targets; and

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between EDOC and AOI.

The EDOC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

•        Macroeconomic Risks.    Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on AOI’s business plan post-Closing;

•        Redemption Risk.    The potential that a significant number of EDOC shareholders elect to redeem their shares in connection with the consummation of the Business Combination and pursuant to EDOC’s Existing Organizational Documents, which would potentially make the Business Combination more difficult to complete, including because redemptions may make it more challenging for Pubco to satisfy applicable exchange listing requirements at or immediately following the Closing;

•        Shareholder Vote.    The risk that EDOC’s shareholders may fail to provide the votes necessary to effect the Business Combination;

•        Closing Conditions.    The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within EDOC’s control;

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•        Listing Risks.    The challenges associated with preparing AOI, a private entity, for the applicable disclosure and listing requirements to which AOI will be subject as a publicly traded company on Nasdaq (or, to the extent applicable, another exchange), as well as challenges associated with EDOC maintaining a Nasdaq listing prior to the closing of the Business Combination;

•        Benefits May Not Be Achieved.    The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•        Liquidation of EDOC.    The risks and costs to EDOC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in EDOC being unable to effect a business combination by February 12, 2023 or to obtain shareholder approval for a further extension thereof;

•        Growth Initiatives May Not be Achieved.    The risk that AOI growth initiatives may not be fully achieved or may not be achieved within the expected timeframe, as such initiatives may be adversely impacted by various contingencies, including financing availability and the ability to utilize capacity as expected;

•        Board and Independent Committees.    The risk that the board of directors and independent committees of Pubco do not possess adequate skills set within the context of AOI operating as a public company;

•        EDOC Shareholders Receiving a Minority Position in AOI.    The risk that EDOC shareholders will hold a minority position in AOI;

•        Fees and Expenses and Time Risk.    The fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination;

•        Other Risk Factors.    Various other risk factors associated with the business of AOI, as described in the section titled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The above discussion of the material factors considered by the EDOC Board is not intended to be exhaustive, but does set forth the principal factors considered by the EDOC Board. The EDOC Board conducted an overall analysis of the factors described above, including thorough discussions with EDOC’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination to approve the Business Combination and to recommend that EDOC’s shareholders approve the Business Combination.

In considering the determination by the EDOC Board that the Business Combination is advisable and fair to and in the best interests of EDOC and its shareholders, shareholders should be aware that certain EDOC directors and officers have arrangements that may cause them to have interests in the transaction that are different from, in addition to, or may conflict with the interests of EDOC shareholders generally. See the sections titled “Risk Factors”, “The Business Combination Proposal — Interests of EDOC’s Directors and Officers and Others in the Business Combination and “Beneficial Ownership of Securities” for more information and other risks.

Certain Projected Financial Information

In connection with EDOC’s due diligence and consideration of the potential business combination with AOI, AOI’s management provided EDOC with certain financial forecasts, including four-year forecasted revenues and EBITDA (the “financial projections”), reflecting the multi-pronged business model that AOI anticipates pursuing, which were prepared by AOI management based on a number of assumptions, as further described below. The financial projections should not be viewed as public guidance. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of AOI’s management, were prepared on a reasonable basis, reflecting the best currently available estimates and judgments, and present, to the best knowledge and belief of AOI’s management, the expected course of action and revenues that AOI anticipates generating, assuming the assumptions incorporated in the financial projections are themselves realized. AOI’s management believes the assumptions included in the financial projections to be reasonable, based on currently available information and professional judgment and experience, which are inherently uncertain and difficult to predict and many of which are beyond the preparing parties’ control. AOI management determined four years to be a reasonable period to forecast estimated revenues because AOI management believes that four years may be a reasonable period of time for the current capacity expansion plan to be implemented. The financial projections should not be viewed as public guidance and you are cautioned not to place undue reliance on the financial projections.

The financial projections are not included in this proxy statement/prospectus in order to induce any EDOC shareholders to vote in favor of any of the proposals at the Meeting. The assumptions incorporated in the financial projections are not based on AOI’s historical financial performance, but rather on the projections and estimates of AOI’s management derived from management experience and industry information, including information applicable to companies in the market, which are not representative of AOI or AOI’s expected business upon consummation of the Business Combination and may not be representative of AOI’s future plans or performance. The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that EDOC, the EDOC Board, or their respective affiliates, advisors or other representatives considered, or now considers, the financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. Neither EDOC, AOI nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the financial projections are shown to be in error or any of the financial projections otherwise would not be realized. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections also reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to AOI’s business, all of which are difficult to predict and many of which are beyond EDOC’s and AOI’s control. Neither EDOC’s management, AOI’s management, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of AOI relative to the financial projections. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond AOI’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively, and risks and uncertainties inherent in the assumptions further described below. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. None of AOI’s independent registered public accounting firm, EDOC’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Nonetheless, the financial projections described below are included in this proxy statement/prospectus because they were made available to EDOC and the EDOC Board in connection with their review of the Business Combination Agreement and related transactions. The financial projections were provided to EDOC only for use as a component in its overall evaluation of AOI and should not be viewed as public guidance. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date on which the financial projections were reviewed by EDOC’s management. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year.

Although EDOC’s management did not have specific experience in AOI’s sector, EDOC’s management concluded that their experience and background operating and investing in companies, combined with input from certain EDOC directors who did have direct industry experience (such as Mr. Zheng, who has more than 20 years of experience operating global food business, including owning and managing several organic food farms in Peru and distribute to U.S. and Japanese markets), enabled them to make the necessary analysis and determinations regarding the Business Combination. Additionally, EDOC management had extensive discussions with I-Bankers, EDOC’s financial advisor, regarding AOI and its industry outlook. It is a challenge to value AOI due to its unique business model and few direct competitors, as AOI leases farmland in Australia that requires regenerative farming practice, AOI generates its own energy need by solar panels and uses the cold press procedure using non-chemical and non-GMO oilseeds. In contrast, currently almost all farmland in the U.S. and Canada are chemical based and use GMO seeds and the large multinational farming behemoths all use chemicals in oilseed processing. There is currently no comparable farming company in the world that is publicly traded using this environmentally friendly approach. Investors may also have very different views on valuation depending on what metric or year they are looking at (revenues, net income, DCF, in which year, etc.). Nonetheless, EDOC’s management was able to draw upon the financial expertise of its CFO, with input from ARC Group and industry information from I-Bankers, to conduct a reasoned valuation for AOI, as follows.

EDOC’s management reviewed and considered AOI’s preliminary financial data for the fiscal years ended June 30, 2022 and 2021. Such data indicated that AOI nearly doubled its revenue in its fiscal year ended June 30, 2022, from $8.8 million in fiscal 2021 to $16.85 million in fiscal 2022. Additionally, AOI management shared projections that it expected to increase its revenue more than five times in the next three years, to about $103 million.

Subsequent to EDOC’s receipt of this financial data, AOI management provided final audited financials for FY2022 with slightly higher net sales than previously estimated ($19 mil vs $16.9 mil). Net income was unchanged. Additionally, on or about February 16, 2023, AOI management informed EDOC’s management that AOI would be adjusting their previously provided estimates due to delays experienced in securing financial support for its expansion plans.

AOI supplied the revised financials to EDOC management on February 20, 2023. The revised estimates indicated a decrease of net sales from $92.2 mil to $58.4 mil and a corresponding change to EBITDA for FY2024. AOI management explained the change was primarily attributable to expected delays in expanding the existing Cootamundra facility (now expected to be completed in September 2023) as well as delays in obtaining certain government funding approvals to build the Queensland facility (which decision is expected to be made by the end of April 2023).

+AOI also provided revised projections for FY2025, and FY2026, which were higher than previous estimates. AOI management attributed the upward revision to AOI’s sooner than anticipated results from the rollout of AOI’s own brands, which is expected to increase net sales and gross and net margins.

The table below illustrates the key elements of the financial projections that AOI’s management provided to EDOC.

Fiscal Year Ended June 30,		2021	2022	2023	2024	2025	2026
Previous (as of Dec 2022)	Net sales	8.8	16.9	23.9	92.2	102.8	124.8
	EBITDA	1.1	2.1	2.8	14.3	16.6	21.7
Current (as of Feb 2023)	Net sales	8.8A	19.0A	24.8	58.4	123.1	137.1
	EBITDA	1.1A	2.1A	4.1	9.2	34.1	40.3

Note:    All amounts in USD million; A indicates actual results, as reflected in AOI’s audited consolidated financial statements beginning on page F-27 of this prospectus; the rest are projections or estimates

These financial projections are subject to various assumptions and estimates about AOI and its business. Material assumptions and estimates include, but are not limited to, the assumptions and estimates described below:

•        Facility Expansion.    AOI has been selling its main product, chemical free, cold-pressed, non-GMO premium canola oil through a third-party distributor under the distributor’s brand name “Aussie Fields” in Australia. The product has been processed at AOI’s facility in Cootamundra, New South Wales, Australia. AOI plans to expand this existing cold-pressing capacity in Cootamundra from 40,000 metric tons to 80,000 metric tons per year. The expansion is expected to be completed around September 2023. AOI is also building a multi-seed crushing plant at Emerald, Queensland, Australia with a projected cold-pressing capacity of 80,000 metric tons per year. The new facility is expected to be completed around July 2024, assuming a governmental grant of approximately AUD$5 million in funding and tax credits to support the Emerald facility is approved by the end of April 2023. Between the two facilities, total capacity is expected to be approximately four times the current capacity (160,000 metric tons, up from 40,000 metric tons). The above-referenced projections also assume the financing described in “Business of AOI — Facilities and Expansion” are obtained and utilized on the terms and timelines described therein. AOI anticipates increasing headcount by approximately 48 employees by FY2026 to operate the Queensland facility. The above-referenced projections also assume local farmers will commit to supply sunflower seeds from up to 2000 hectares of farmland to support the CQ oilseeds project over the next two years.

•        Market acceptance and absorption.    AOI’s products are in an industry of high demand and low inventory. AOI’s products are currently sold out until the first calendar quarter of 2023. The projections assume that all of AOI’s inventory will be fully utilized by FY2026, including increased production generated by the planned capacity expansion.

•        Branding.    Starting in January 2023, AOI began to sell its premium canola oil under its own Good Earth brand in Costco Australia. AOI intends to shift gradually to sell under its own brands, which would increase the amount of net sales and gross margins. AOI management estimates that selling product to wholesalers like Costco under its own brand would increase gross margin by 4-8%, with minimal increase in marketing expenses. In retailers like Woolworth, AOI management estimates that branding will increase gross margin by 20%-30%, of which up to half of such increase will be offset by increased marketing expenses. FY2024 forecasted revenue is based on existing orders already received, and assumes a successful contract for Good Earth products to a large supermarket in the third calendar quarter 2023. FY2025 is based on about 70% of production capacity is fully sold and further branding establishment. FY2026 is based on expected capacity utilization of approximately 82%.

EBITDA Reconciliation

EBITDA is defined as pre-tax net income from operations adjusted for depreciation, amortization, and interest expense. We caution investors that amounts presented in accordance with our definition of EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate EBITDA in the same manner. EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of AOI’s liquidity.

EBITDA Reconciliation (Amount in USD in million)

Fiscal Year Ended June 30,	2021	2022	2023	2024	2025	2026
Net Income	0.5	1.5	2.4	5.9	22.9	27.4
Taxes	—	—	0.9	1.4	8.7	10.6
Depreciation & Amortization	0.3	0.3	0.4	1.1	1.5	1.5
Interest	0.3	0.3	0.4	0.8	1.1	0.8
EBITDA	1.1	2.1	4.1	9.2	34.1	40.3

Financial and Comparable Company Analysis

As part of its efforts to come up with a reasonable valuation, EDOC’s management reviewed and considered AOI’s historical and projected financial data for the fiscal years ended June 30, 2021 through 2026. EDOC’s management also sought to compare AOI’s historical and projected performance against similarly situated publicly listed companies in the edible oil and plant-based meal space.

Comparable Companies

Because AOI’s business represents a unique combination of multiple industries, EDOC management found it challenging to find direct comparisons in the market against which AOI could be evaluated. Nonetheless, EDOC’s management was able to draw upon the financial expertise of its CFO, with input from AOI management and ARC Group, financial advisor to AOI as well as industry input from I-Bankers. ARC Group provided an initial set of comparable companies in three different sectors: edible oil, plant based meat/protein production, and sustainable agriculture sector. For the edible oil industry, ARC suggested Cobram, a leading global player in the olive industry. For the plant-based meat and protein sector, it suggested Beyond Meat and Tattoo Chef, leaders in plant based meat industry. For the sustainable agriculture sector, it suggested Local Bounti and App Harvest, which use technology similar to AOI’s regenerative farming practices.

EDOC management did not believe Beyond Meat and Tattoo Chef were appropriate comparables because AOI does not currently sell plant-based meat (for human consumption). EDOC management also did not believe Local Bounti and App Harvest were appropriate comparables. Though they share similar sustainable agriculture practices, their basic businesses are very different. AOI is primarily a processor: it buys canola seeds, processes, and then sells oil and plant meal. In contrast, Local Bounti grows lettuce, herbs, and other produce, while AppHarvest operates indoor farms to grow non-GMO tomatoes, berries, peppers, cucumbers, and salad greens.

Since the two main products that AOI produces and sells are edible oil and plant-based meal, EDOC management focused its search in these two sectors.

Cobram.    In the edible oil industry, EDOC’s management reviewed Cobram Estate Olives Ltd (“Cobram”), a leading global player in the olive industry based in Australia and traded on the Australia Stock Exchange under the ticker CBO. AOI and Cobram are similar in that they both produce and sell cold pressed vegetable oils, but there are several differences.

•        In FY2022, vegetable oil accounted for 60% of total revenue for AOI, as compared to 98% for Cobram;

•        AOI also sells canola protein meal, a by-product of the oil extraction process, while Cobram does not sell any plant meal.

GrainCorp.    In the plant-based meal sector, EDOC’s management considered GrainCorp (headquartered in Australia and traded on Australia Stock Exchange under the ticker GNC). GrainCorp is a significant player in the sector but is a much larger, more diversified company than AOI, with FY2022 revenue of 7,868 mil AUD. It operates as an agribusiness company involved in storage and logistics, marketing and processing of grains and oils. The company focuses its activities on four core grains — wheat, barley, canola and sorghum. According to its 2022 annual report, processing business generated AU$127 million (or 18%) out of its total AU$ 703 million EBITDA. This business unit is similar to AOI’s but contributes only 18% of the EBITDA, while it is almost the entire business for AOI. Additionally, GrainsCorp’s grain and oil products are more like commodities (some of its oil is used as raw materials for biofuel production) than AOI’s premium products.

After analyzing the similarities and differences AOI shared with the above companies, EDOC management believes that Cobram is the closest comparable public company for AOI’s valuation analysis.

Revenue-Based Valuation

As discussed earlier, the revised revenue growth included in the financial projections assume a significant increase in production capacity due to a new facility in Emerald, Queensland and expansion of the Cootamundra facility, as well as success in rolling out the Company’s branded products (instead of selling to a distributor).

Cobram’s stock traded between AUD$1.34 and 1.99 (Yahoo finance data) during the year 2022. The estimate for its FY2023 sales had fluctuated from AUD$253 million to AUD$232.6 million. FactSet has provided EV/Sales ratio for Cobram since March 2022 (See table below), which ranges from 2.9 to 3.4.

Cobram EV/Sales History (Data from FactSet)
Date	Mean	EV/Sales (x)
28 Feb ‘23	222.5	3.3
31 Jan ‘23	232.6	3.1
30 Dec ‘22	232.6	3.4
30 Nov ‘22	241.8	3.2
31 Oct ‘22	241.8	3.3
30 Sep ‘22	241.8	3.1
31 Aug ‘22	241.8	3.3
29 Jul ‘22	241.9	2.9
30 Jun ‘22	241.6	3.0
31 May ‘22	253.0	3.4
29 Apr ‘22	253.0	3.1
31 Mar ‘22	253.0	3.2

Since the historical average annual return for large companies (e.g. S&P 500) is about 10%, investors for small companies generally need higher returns to justify the risks associated with smaller companies. Therefore, EDOC management believed a further 5% to 10% return was required for AOI, to compensate the potential risks, despite the positive factors.

Risks:

•        The growth projection for the next 3 years is very high. Any delay in government approval of grants and credits would have a significant impact on future financials.

•        Delay in signing contracts with retailers to sell branded product will have a significant impact on gross margin, and net margin in future years.

Positives:

•        Sustainable business with regenerative farming practice.

•        Premium products in high demand.

•        Potential to expand margins substantially if convert to brand marketing in retail market.

•        The appeal of non-cyclical and recession-resistant nature of the premium vegetable oil business.

EDOC management therefore believed a discount rate of 15% to 20% was reasonable for AOI. Applying Cobram’s 2022 EV/Revenue multiples of 2.9 and 3.4 and 15%-20% discount rates to AOI’s FY2024 revenue projection of $92.2, a valuation range of $186 million to $237 million was obtained. For example, (92.2*2.9)/(1+15%)2 = 202.

EDOC Valuation Analysis based on AOI FY2024 Projected Revenue of $92.2 million
		EV/Rev Multiple
		2.9	3.4
Discount Rate	15%	202	237
	20%	186	218

Since the end of 2022, Cobram’s stock has been trading between AUD$1.30 and AUD$1.82 (Yahoo finance data) during the 12-months ending February 2023. The estimate for its FY2023 sales had come down to AUD$222.5 mil. But its EV/sales ratios for the months of January and February (3.1 and 3.3, respectively) are still within the same range (2.9 to 3.4). Using AOI’s revised revenue projection of $58.4 million for FY2024, a valuation range of $118 to $150 million is obtained. Similarly, a valuation range of $207 to $275 million is obtained if revised AOI FY2025 revenue of $123.1 million is used. Combining these two valuation analyses, the valuation range for AOI would be $118 to $275 million with a mid-point of $197 million.

The transaction value of $190 million reflects a discount of 3.5% to AOI’s mid-point value of $197 million.

EDOC Valuation Analysis based on AOI Revised FY2024 Projected Revenue of $58.4 million
		EV/Rev Multiple
		2.9	3.9
Discount Rate	15%	128	150
	20%	118	138
EDOC Valuation Analysis based on AOI Revised FY2025 Projected Revenue of $123.1 milion
		EV/Rev Multiple
		2.9	3.4
Discount Rate	15%	234	275
	20%	207	243

P/E Based Valuation

Broad market S&P 500 index was trading at a P/E ratio of approximately 17.9 at the end of February 23, 2023. EDOC management believes a slightly higher multiple of 20 is justified due to AOI’s higher growth potential. This would give AOI a future 2025 market capitalization valuation of $458 million (20*FY2025 net income of 22.9). Applying the same discount rate of 15% to 20% p.a. over a 3-year period results in an implied year 2022 market cap valuation of $266 to $302 million. The transaction value of $190 million reflects discount of about 28% to 37% to AOI’s implied discounted market cap.

FY2025 Net Income Estimate	22.9
PE ratio	20
Future valuation of AOI in FY2025	$458M
Discount rate	15%	20%
Discount factor	0.66	0.58
AOI Enterprise Value Estimate	302	266

EDOC management believes the revenue model is significantly more reliable because earnings have many more variables. For example, changes in production, amount of product sold, pricing, and timing of capacity expansion will impact both revenues and earnings, but cost of raw materials, sales and marketing expenses, interest rates, effective tax rate, facility depreciation schedule, etc. will have impact on net income but no impact on revenue. Changes in these factors will create volatility in earnings.

Valuation Result

Prior to execution of the Business Combination Agreement, EDOC’s management calculated an enterprise value for AOI, based on a FY2024 net sales projection of $92.2 million, would be between $185 and $279 million with a mid-point of $232 million. Upon receipt of revised projections from AOI, EDOC’s management reviewed and updated its prior valuation analysis, arriving at a range of $118 to $315 million with a mid-point of $217 million, depending on the which fiscal year revenue and what discount rate is used.

Based on its analysis, EDOC management believes that although AOI’s revisions to its projections reinforced applicable risks identified in AOI’s business and expansion (see discussion above in bulleted item entitled “Growth Initiatives May Not Be Achieved”), the overall impact on AOI’s estimated enterprise value resulted in only a 6.5% drop in the EV mid-point (from $232 million to $217 million). With the mid-point of the revised valuation ($217 million) still 14% higher than the transaction value of $190 million, EDOC management and its board do not believe any change to the terms of the Merger was necessary.

Satisfaction of 80% Test

Nasdaq rules require that EDOC’s initial business combination must occur with one or more operating businesses or assets with a fair market value of at least 80% of the value of the trust account (less certain advisory fees to I-Bankers and taxes payable on interest earned and less any interest earned thereon that is released to us for taxes) at the time of EDOC’s signing a definitive agreement in connection with its initial business combination. As of December 5, 2022, the date of the execution of the Business Combination Agreement, the value of the net assets held in the Trust Account was approximately $21 million (excluding approximately $2,475,000 million of advisory fees owed to I-Bankers and held in the Trust Account on I-Bankers’ behalf) and 80% thereof represents approximately $16.8 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the EDOC Board used as a fair market value the enterprise value of approximately $190 million, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination Agreement. In determining whether the enterprise value described above represents the fair market value of AOI, the joint EDOC Board considered all of the factors described in this section and the Business Combination Agreement appended to the accompanying proxy statement/prospectus as Annex A, and the fact that the purchase price for AOI was the result of an arm’s length negotiation. As a result, the EDOC Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (less certain advisory fees to I-Bankers and taxes payable on interest earned and less any interest earned thereon that is released to us for taxes).

Comparison of Corporate Governance and Shareholder Rights

There are certain differences in the rights of Pubco’s shareholders and EDOC’s shareholders prior to the Business Combination and following the consummation of the Business Combination. Please see the section of this proxy statement/prospectus entitled “Comparison of Corporate Governance and Shareholder Rights.”

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Registrar of Companies of the Cayman Islands necessary to effectuate the Merger, which will be filed on behalf of Merger Sub and EDOC with the Registrar of Companies of the Cayman Islands upon the approval of the Business Combination Proposal and satisfaction of all other conditions not waived by the applicable parties under the Business Combination Agreement.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, EDOC will be treated as the “acquired” company for financial reporting purposes, and AOI will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        AOI’s current shareholders will hold a majority of the voting power of Pubco post Business Combination;

•        Effective upon the Business Combination, the post-combination Board will consist of five (5) directors, a majority of which will be independent under Nasdaq requirements, including three (3) directors designated by AOI, one (1) director designated by EDOC and one (1) independent director who will be mutually agreed upon by AOI and EDOC;

•        AOI’s operations will substantially comprise the ongoing operations of Pubco;

•        AOI is the larger entity in terms of substantive operations and employee base; and

•        AOI’s senior management will comprise the senior management of Pubco.

Another determining factor was that EDOC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of EDOC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to EDOC over the fair value of EDOC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax considerations for beneficial owners of ordinary shares of EDOC (“Purchaser Ordinary Shares”) and warrants of EDOC (“Purchaser Warrants”) (collectively, the “Purchaser securities”) (i) electing to have their Purchaser Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) of the Business Combination and (iii) of the ownership and disposition of Pubco Ordinary Shares and Pubco Warrants acquired pursuant to the Business Combination. This discussion applies only to Purchaser securities, Pubco Ordinary Shares and Pubco Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

•        brokers, dealers and other investors that do not own their Purchaser securities or Pubco Ordinary Shares or warrants as capital assets;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•        banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the Purchaser Ordinary Shares or Pubco Ordinary Shares;

•        partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

•        persons holding Purchaser securities or Pubco Ordinary Shares or warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•        persons required to accelerate the recognition of any item of gross income with respect to Purchaser securities or Pubco Ordinary Shares or Pubco Warrants as a result of such income being recognized on an applicable financial statement;

•        persons whose functional currency is not the U.S. dollar;

•        persons that received Purchaser securities or Pubco Ordinary Shares or Pubco Warrants as compensation for services; or

•        controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of Purchaser securities or Pubco Ordinary Shares or Pubco Warrants. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF PURCHASER SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AND PUBCO WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of Purchaser securities or Pubco Ordinary Shares or Pubco Warrants that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Business Combination

Tax Consequences of the Business Combination

This section is subject to the discussion below under “— Application of the Passive Foreign Investment Company Rules to the Business Combination.”

It is the opinion of EDOC’s counsel, Ellenoff Grossman & Schole LLP, that the Merger will qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not successfully challenge this position, and if so then the exchange of Purchaser Ordinary Shares for Pubco Ordinary Shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351(a) of the Code. In rendering this opinion, counsel may require and rely upon representations contained in letters and certificates to be received from EDOC and Pubco. If the letters or certificates are incorrect, the conclusions reached in the tax opinion could be jeopardized. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein. Assuming such qualification as an exchange described in Section 351(a) of the Code, a U.S. holder that receives Pubco Ordinary Shares in exchange for Purchaser Ordinary Shares in the Merger will not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Ordinary Shares received in the Merger by a U.S. holder will be equal to the adjusted tax basis of the Purchaser Ordinary Shares exchange therefor. The holding period of the Pubco Ordinary Shares will include the holding period during which the Purchaser Ordinary Shares exchange therefor were held by such U.S. holder.

The appropriate U.S. federal income tax treatment of Purchaser Warrants received in the Merger is uncertain because, as described below, it is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. If the Merger qualify as an exchange governed only by section 351 of the Code (and not by section 368 of the Code), a U.S. holder whose Purchaser Warrants automatically convert into Pubco Warrants will recognize gain or loss upon such exchange equal to the difference between the fair market value of the Pubco Warrants received and such U.S. holder’s adjusted basis in its Purchaser Warrants. A U.S. holder’s basis in its Pubco Warrants received in the Merger will equal the fair market value of the Pubco Warrants. A U.S. holder’s holding period in its Pubco Warrants will begin on the day after the Merger. If the Merger qualifies as a reorganization as well as a section 351 exchange, a U.S. holder whose Purchaser Warrants automatically convert into a Pubco Warrants should not recognize gain or loss upon such exchange. In such case, a U.S. holder’s adjusted tax basis in the Pubco Warrants received should be equal to the holder’s adjusted tax basis in the Purchaser Warrants exchanged therefor, and the holding period of the Pubco Warrants should include the holding period during which the Purchaser Warrants exchange therefor were held by such holder.

If the Merger qualify as an exchange governed only by section 351 of the Code (and not by section 368 of the Code), a U.S. holder that receives Pubco Ordinary Shares in exchange for Purchaser Ordinary Shares and whose Purchaser Warrants automatically convert into a Pubco Warrants will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess (if any) of (x) the sum of the fair market values of the Pubco Ordinary Shares and the Pubco Warrants received by such holder over (y) such holder’s aggregate adjusted tax basis in the Purchaser Ordinary Shares and Purchaser Warrants exchanged therefor) and (ii) the fair market value of the

Pubco Warrants received by such holder in such exchange. To determine the amount of gain, if any, that such U.S. holder must recognize, the holder must compute the amount of gain or loss realized as a result of the Merger on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of (i) the Pubco Ordinary Shares and (ii) the Pubco Warrants received by such U.S. holder among the Purchaser Ordinary Shares and Purchaser Warrants owned by such U.S. holder immediately prior to the Merger in proportion to their fair market values. Any loss realized by a U.S. holder would not be recognized. In this case, the holding period of the Pubco Ordinary Shares received in the Merger will include the holding period during which the Purchaser Ordinary Shares exchanged therefor were held by such U.S. holder, and the holding period of Pubco Warrants received in the Merger will begin on the day after the Merger.

If the Merger qualify as a reorganization as well as a section 351 exchange, a U.S. holder that receives Pubco Ordinary Shares in exchange for Purchaser Ordinary Shares and whose Purchaser Warrants automatically convert into a Pubco Warrants will not recognize any gain or loss upon the exchange. In such case, a U.S. holder’s tax basis in the Pubco Ordinary Shares and the Pubco Warrants received will be equal to the U.S. holder’s basis in the Purchaser Ordinary Shares and Purchaser Warrants exchanged therefor, and the holding period of the Pubco Ordinary Shares and Pubco Warrants will include the holding period during which the Purchaser Ordinary Shares and Purchaser Warrants exchanged therefor were held by such U.S. holder. However, there are many requirements that must be satisfied in order for the Business Combination to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as Purchaser, can satisfy the “continuity of business enterprise” requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Business Combination, some of which are outside the control of Purchaser. For example, the requirements for reorganization treatment could be affected by the magnitude of Purchaser Ordinary Share redemptions that occur in connection with the Business Combination.

U.S. holders of Purchaser Warrants are urged to consult with their tax advisors regarding the treatment of their Purchaser Warrants in connection with the Business Combination.

Application of the Passive Foreign Investment Company Rules to the Transactions

Based upon the composition of its income and assets, Purchaser believes that that it would likely be considered a PFIC for its current taxable year which ends as a result of the Business Combination.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Purchaser Warrants for newly issued Pubco Warrants) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. holders of Purchaser Ordinary Shares in connection with the Business Combination if:

(1)    Purchaser were classified as a PFIC at any time during such U.S. holder’s holding period for such Purchaser Ordinary Shares; and

(2)    the U.S. holder had not timely made, effective from the first taxable year of its holding period of Purchaser Ordinary Shares during which Purchaser qualified as a PFIC: (a) a valid election to treat Purchaser as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”), or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such Purchaser Ordinary Shares.

The application of the PFIC rules to Purchaser Warrants Is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a Purchaser Warrant) to acquire stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that a QEF Election does not apply to options and no mark-to-market election (as described above) is currently available with respect to options. Therefore, if finalized in their current form, these proposed Treasury Regulations may require gain recognition on the exchange of Purchaser Warrants for Pubco Warrants pursuant to the Business Combination Agreement.

The tax on any such recognized gain would be imposed based on the “excess distribution” rules, discussed below under “— Ownership and Disposition of Pubco Ordinary Shares and Pubco Warrants by U.S. Holders — Passive Foreign Investment Company Rules.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Additionally, the treatment of U.S. holders of Purchaser Ordinary Shares who exchange their Purchaser Ordinary Shares for Pubco Ordinary Shares could be materially different from that described above if Pubco is treated as a PFIC for U.S. federal income tax purposes (see discussion below under “— Ownership and Disposition of Pubco Ordinary Shares and Pubco Warrants by U.S. Holders — Passive Foreign Investment Company Rules”). Therefore, U.S. holders of Purchaser Ordinary Shares that have not made a timely QEF election and U.S. holders of Purchaser Warrants or a mark-to-market election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Business Combination to the extent their Purchaser Ordinary Shares and/or Purchaser Warrants have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Redemption of Purchaser Ordinary Shares

In the event that a U.S. holder of Purchaser Ordinary Shares exercises such holder’s right to have such holder’s Purchaser Ordinary Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of Purchaser Ordinary Shares treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of shares of Purchaser Ordinary Shares both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in Purchaser or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of Purchaser Ordinary Shares that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include ordinary shares that could be acquired pursuant to the exercise of the Purchaser Warrants. In order to meet the substantially disproportionate test, the percentage of Purchaser’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Purchaser Ordinary Shares must, among other requirements, be less than 80% of the percentage of Purchaser’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the Purchaser Ordinary Shares actually and constructively owned by the U.S. holder are redeemed or all the Purchaser Ordinary Shares actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the Purchaser Ordinary Shares will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Purchaser. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Purchaser will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Purchaser Ordinary Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s shares of Purchaser Ordinary Shares generally will equal the cost of such shares. A U.S. holder that purchased Purchaser Units would have been required to allocate the cost between the shares of Purchaser Ordinary Shares and the Purchaser Warrants comprising the Purchaser Units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Purchaser Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Purchaser Ordinary Shares. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed Purchaser Ordinary Shares will be added to the U.S. holder’s adjusted tax basis in its remaining Purchaser Ordinary Shares, or, to the basis of Purchaser Ordinary Shares constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

Ownership and Disposition of Pubco Ordinary Shares and Pubco Warrants by U.S. Holders

Distributions on Pubco Ordinary Shares

This section is subject to further discussion under “— Passive Foreign Investment Company Considerations” below.

Distributions paid by Pubco out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Pubco Ordinary Shares and thereafter as capital gain. However, Pubco does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by Pubco with respect to its shares will be treated as ordinary dividend income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from Pubco.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if the Pubco Ordinary Shares are readily tradable on an established securities market in the United States. There can be no assurance that Pubco Ordinary Shares will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Pubco’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Pubco will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Pubco Ordinary Shares.

Subject to certain exceptions, dividends on Pubco Ordinary Shares will generally constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Pubco with respect to the Pubco Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of Pubco Ordinary Shares and Pubco Warrants

This section is subject to further discussion under “— Passive Foreign Investment Company Rules,” below.

A U.S. holder generally would recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Pubco Ordinary Shares or Pubco Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Pubco Ordinary Shares or such Pubco Warrants, as applicable. Any gain or loss recognized by a U.S. holder on a taxable disposition of Pubco Ordinary Shares or Pubco Warrants generally will be capital gain or loss. A non-corporate U.S. holder, including an individual, who has held the Pubco Ordinary Shares or Pubco Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or Lapse of a Pubco Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of a Pubco Ordinary Share on the exercise of a Pubco Warrant for cash. A U.S. holder’s initial tax basis in its Pubco Ordinary Shares received upon exercise of the Pubco Warrant generally would be an amount equal to the sum of the U.S. holder’s tax basis in the Purchaser Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Pubco Ordinary Share received upon exercise of the Pubco Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrant and will not include the period during which the U.S. holder held the Pubco Warrant. If a Pubco Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Pubco Warrant.

The tax consequences of a cashless exercise of a Pubco Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s basis in the Pubco Ordinary Shares received would equal the holder’s basis in the Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Pubco Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Pubco Ordinary Shares would include the holding period of the Pubco Warrants exercised therefor.

It is also possible that a cashless exercise of a Pubco Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth under “— Sale, Exchange, Redemption or Other Taxable Disposition of Pubco Ordinary Shares and Pubco Warrants.” In such event, a U.S. holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules”, the U.S. holder would recognize capital gain or loss with respect to the Pubco Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Pubco Ordinary Shares that would have been received in a regular exercise of the Pubco Warrants deemed surrendered, net of the aggregate exercise price of such Pubco Warrants and (ii) the U.S. holder’s tax basis in such Pubco Warrants. In this case, a U.S. holder’s aggregate tax basis in the Pubco Ordinary Shares received would equal the sum of (i) such U.S. holder’s tax basis in the Pubco Warrants deemed exercised and (ii) the aggregate exercise price of such Pubco Warrants. A U.S. holder’s holding period for the Pubco Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrants and will not include the period during which the U.S. holder held the Pubco Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. holder’s holding period would commence with respect to the Pubco Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Pubco Warrants.

Possible Effect of the Change in the Pubco Warrant Conversion Ratio

In some circumstances, the conversion ratio of the Pubco Warrants is subject to adjustment. For U.S. federal income tax purposes, U.S. holders of the Pubco Warrants will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the Pubco’s current or accumulated earnings and profits if certain adjustments in the conversion ratio occur (particularly an adjustment to reflect a taxable dividend to holders of the Pubco Ordinary Shares) to increase the proportionate interest of a U.S. holder of a Pubco Warrant in the fully diluted Pubco Ordinary Shares, whether or not the U.S. holder ever exercises the Pubco Warrant. Generally, a U.S. holder’s tax basis in a Pubco Warrant will be increased by the amount of any such constructive distribution. The rules with respect to such adjustments are complex and U.S. holders should consult their own tax advisers regarding the applicability of such rules.

Passive Foreign Investment Company Rules

Generally.    The treatment of U.S. holders of the Pubco Ordinary Shares could be materially different from that described above if Pubco is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC income test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years (unless the U.S. holder makes a deemed sale election with respect to the Pubco Ordinary Shares once Pubco ceases to satisfy either of the qualification tests).

We believe that it is likely that Pubco will meet the PFIC income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year. Based on the projected composition of Pubco’s assets, including unbooked goodwill as valued based on the projected market value of Pubco’s equity, Pubco is not expected to be meet the PFIC asset test for its taxable year that includes the date of the Business Combination or in the foreseeable future. However, Pubco’s possible status as a PFIC must be determined annually after the close of each taxable year, and therefore may be subject to change. This determination will depend on the composition of Pubco’s income and assets, and the fair market value of its assets from time to time, including its unbooked goodwill, which may be determined by reference to Pubco’s share price (which could fluctuate significantly). In addition, Pubco’s possible status as a PFIC will also depend on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Because Pubco has valued its goodwill based on the projected market value of its equity, a decrease in the price of its shares may also result in Pubco becoming a PFIC. The composition of Pubco’s assets will also be affected by Pubco holding of significant cash balances. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Pubco is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If Pubco is or becomes a PFIC during any year in which a U.S. holder holds Pubco Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime.    If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Pubco Ordinary Shares, and (ii) any “excess distribution” you receive on your Pubco Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Pubco Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

(aa)   the gain or excess distribution will be allocated ratably over the period during which you held your Pubco Ordinary Shares;

(bb)  the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Pubco is a PFIC, will be taxed as ordinary income; and

(cc)   the amount allocated to each of the other taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Pubco Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime.    If Pubco is a PFIC, a U.S. holder of Pubco Ordinary Shares (but not Pubco Warrants) may avoid taxation under the excess distribution rules described above by making a QEF election. However, a U.S. holder may make a QEF election with respect to its Pubco Ordinary Shares only if Pubco provides U.S. holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because Pubco currently does not intend to provide U.S. holders with such information on an annual basis, U.S. holders generally would not be able to make a QEF election with respect to the Pubco Ordinary Shares.

Mark-to-Market Regime.    Alternatively, a U.S. holder of Pubco Ordinary Shares (but not Pubco Warrants) may also avoid taxation under the excess distribution rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Pubco Ordinary Shares, which are expected to be listed on the Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. If a U.S. holder makes a valid mark-to-market election with respect to its Pubco Ordinary Shares, such U.S. holder will include as ordinary income each year, the excess, if any, of the fair market value of the Pubco Ordinary Shares at the end of the taxable year of the U.S. holders adjusted basis in the Pubco Ordinary Shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in the Pubco Ordinary Shares over the fair market value of such Pubco Ordinary Shares at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the Pubco Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain that is recognized on the sale or other taxable disposition of Pubco Ordinary Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their indirect ownership of shares in any lower-tier PFICs.

PFIC Reporting Requirements.    A U.S. holder who owns, or who is treated as owning, PFIC stock during any taxable year in which Pubco is classified as a PFIC may be required to file IRS Form 8621. U.S. holders of Pubco Ordinary Shares should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Pubco Ordinary Shares, subject to certain exceptions (including an exception for Pubco Ordinary Shares held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Pubco Ordinary Shares. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Pubco Ordinary Shares.

Non-U.S. Holders

The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Pubco Ordinary Shares or Pubco Warrants that is not a U.S. holder, including:

1.      a nonresident alien individual, other than certain former citizens and residents of the United States;

2.      a foreign corporation; or

3.      a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition.

Non-U.S. Holders Exercising Redemption Rights with Respect to Purchaser Ordinary Shares

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s Purchaser Ordinary Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Purchaser Ordinary Shares, as described above under “U.S. Holders — Redemption of Purchaser Ordinary Shares.” Any redeeming Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized as a result of the redemption or be able to utilize a loss in computing such Non-U.S. holder’s U.S. federal income tax liability unless one of the exceptions described below under “— Ownership and Disposition of Pubco Ordinary Shares and Pubco Warrants by Non-U.S. Holders” applies in respect of such gain or loss.

Ownership and Disposition of Pubco Ordinary Shares and Pubco Warrants by Non-U.S. Holders

A non-U.S. holder of Pubco Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Pubco Ordinary Shares or any gain recognized on a sale or other disposition of Pubco Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Pubco Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Pubco Ordinary Shares.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Pubco Warrant, or the lapse of a Pubco Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. Holders — Exercise or Lapse of a Pubco Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Pubco Ordinary Shares and Pubco Warrants.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Purchaser Ordinary Shares, dividends received by U.S. holders of Pubco Ordinary Shares, and the proceeds received on the disposition of Pubco Ordinary Shares or Pubco Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Purchaser securities and proceeds from the sale, exchange, redemption or other disposition of Pubco Ordinary Shares or Pubco Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Purchaser securities or their Pubco Ordinary Shares or their Pubco Warrants, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Pubco Ordinary Shares and proceeds from the sale of other disposition of Pubco Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Appraisal Rights

Holders of EDOC Ordinary Shares who comply with the applicable requirements of Section 238 of the Companies Act may have the right, under certain circumstances, to object to the Merger and exercise appraisal (“dissenter”) rights, which would entitle them to seek payment of the fair value of their EDOC Ordinary Shares. Shareholders who do wish to exercise their statutory dissenter rights, if applicable, will be required to deliver notice of their intention to exercise their statutory dissenter rights to EDOC prior to the Meeting and follow the process prescribed in Section 238 of the Companies Act.

In the event that any holder of EDOC Ordinary Shares delivers notice of their intention to exercise their statutory dissenter rights, EDOC and the other parties to the Business Combination Agreement may in their sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Companies Act. In such circumstances where the exception under Section 239 of the Companies Act is invoked, no statutory dissenter rights shall be available to EDOC shareholders, including those EDOC shareholders who have delivered a written objection to the Merger prior to the Meeting and followed the process prescribed in Section 238 of the Companies Act, and each such holder’s EDOC Ordinary Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one Pubco Ordinary Share for each EDOC Ordinary Share.

Further details of the statutory appraisal rights are set out below the section titled “Appraisal Rights.” Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights contained in Section 238 of the Companies Act.

Required Vote and Recommendation of the Board

The consummation of the Business Combination will require a Special Resolution, being a resolution passed by a majority of at least two-thirds of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Business Combination Proposal.

Unless the NTA Proposal is approved, the Business Combination will not be consummated if, upon consummation of the Business Combination, EDOC has less than $5,000,001 of net tangible assets prior to or upon consummation of the Business Combination, after taking into account the holders of Public Shares that properly demanded that EDOC redeem their Public Shares in exchange for their pro rata share of the Trust Account.

If the Business Combination Proposal is not approved, then the other proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that EDOC’s entry into (1) the Business Combination Agreement, dated as of December 5, 2022 (as amended on March 31, 2023, and as may be further amended, the “Business Combination Agreement”), by and between EDOC, American Physicians LLC, a Delaware limited liability company, in the capacity as the representative from and after the Closing (as defined below) for the shareholders of Purchaser and Pubco (as defined below) (other than the Sellers (as defined below)) in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”), upon execution of a joinder thereto, Australian Oilseeds Holdings Limited, a Cayman Islands exempted company (“Pubco”), upon execution of a joinder thereto, AOI Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Australian Oilseeds Investments Pty Ltd., I 158 999 949, an Australian proprietary company (“AOI”), Gary Seaton, in his capacity as the representative for the Sellers in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) and (vii) each of the holders of AOI’s outstanding ordinary shares named on Annex I to the Business Combination Agreement (the “Primary Sellers”), as amended from time to time, to include subsequent parties that execute and deliver to Purchaser, Pubco and AOI, a Joinder (the “Joining Sellers”), and the holders of AOI’s outstanding ordinary shares who are bound by the provisions of the Business Combination Agreement pursuant to the drag-along rights set forth in AOI’s memorandum and articles of association (the “Drag-Along Sellers”, and collectively with the Joining Sellers, the “Sellers”), pursuant to which: (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), as a result of which, (i) EDOC shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of EDOC immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of AOI from the Sellers in exchange for ordinary shares of Pubco, par value $0.0001 per share (“Pubco Ordinary Shares”) (the “Share Exchange”, and collectively with the Merger and the consummation of the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions” or the “Business Combination”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act and the Australian Act, and the performance by EDOC of its obligations thereunder be and are hereby confirmed, approved, adopted and ratified in all respects; and (2) the Plan of Merger be and is hereby authorized.”

THE EDOC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MEMORANDUM AND ARTICLES PROPOSAL

General

In connection with the Business Combination, EDOC is asking EDOC shareholders to consider and vote, separate and apart from their consideration and vote upon the Business Combination Proposal, upon and to approve a Proposal for Pubco to adopt the Proposed Memorandum and Articles, substantially in the form attached to this proxy statement/prospectus as Annex B, to be effective immediately prior to the consummation of the Business Combination. The Memorandum and Articles Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Memorandum and Articles Proposal will not be presented to EDOC’s shareholders at the Meeting. The Memorandum and Articles Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals.

Proposed Amended and Restated Memorandum and Articles of Association of Pubco

The section titled “Comparison of Corporate Governance and Shareholder Rights” below sets forth a summary outlining important similarities and differences in the corporate governance and shareholder rights associated with each of EDOC and Pubco according to applicable law and/or the Organizational Documents of EDOC and Pubco. That summary table is qualified by reference to the complete text of the Proposed Memorandum and Articles, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All shareholders are encouraged to read the proposed the Proposed Memorandum and Articles in their entirety for a more complete description of their terms. For a comparison of certain corporate governance and shareholder rights between the Existing Organizational Documents and the Proposed Memorandum and Articles, please see the section of this proxy statement/prospectus titled “Comparison of Corporate Governance and Shareholder Rights”.

Certain provisions in the Proposed Memorandum and Articles of Pubco may discourage unsolicited takeover proposals that Pubco’s shareholders may consider to be in their best interest and may make the removal of Pubco’s incumbent management more difficult.

For discussions on risks associated with the above anti-takeover provisions, please see “Risk Factors — Provisions in the Amended and Restated Memorandum and Articles of Association may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management.”

Required Vote and Recommendation of the Board

The approval of the Memorandum and Articles Proposal will require a Special Resolution, being a resolution passed at the Meeting by a majority of at least two-thirds of the votes which are cast by those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Memorandum and Articles Proposal.

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that subject to the passing of the Business Combination Proposal, that the Proposed Memorandum and Articles, copies of which are attached to the proxy statement/prospectus relating to the Meeting as Annex B, be and are hereby approved for adoption in all respects as the memorandum and articles of association of Pubco in substitution for and to the exclusion of Pubco’s existing memorandum and articles of association, upon and with effect from immediately prior to the consummation of the Business Combination.”

THE EDOC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MEMORANDUM AND ARTICLES PROPOSAL.

THE ORGANIZATIONAL DOCUMENTS ADVISORY PROPOSALS

Overview

As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, EDOC is requesting that EDOC’s shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions in Pubco’s Proposed Memorandum and Articles, which are separately being presented. These separate votes are not required by Cayman Islands law and are separate and apart from the Memorandum and Articles Proposal. Accordingly, the shareholder votes regarding the Organizational Documents Advisory Proposals are advisory votes and are not binding on EDOC, Pubco or EDOC’s or Pubco’s respective boards of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the following six Organizational Documents Advisory Proposals.

Proposal 3.A

EDOC’s shareholders are being asked to approve provisions to be included in the Proposed Memorandum and Articles providing that Pubco’s post-Closing board will consist of five individuals across three classes (i.e., Class I, II and III) with staggered expiries of terms whereby three (3) persons are to be designated by AOI prior to the Closing, at least one (1) of whom shall qualify as an independent director under Nasdaq rules, one person is to be designed by EDOC who shall qualify as an independent director under Nasdaq rules and one (1) person that is mutually agreed upon and designated by EDOC and AOI prior to the Closing who shall qualify as an independent director under Nasdaq rules, which post-Closing board of Pubco will also comprise the board of AOI.

Proposal 3.B

EDOC’s shareholders are being asked to approve provisions to be included in the Proposed Memorandum and Articles providing that Pubco’s directors may be removed from office with or without cause by (A) an Ordinary Resolution passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director; or (B) by the affirmative vote of a majority of the directors present and voting at a meeting.

Proposal 3.C

EDOC’s shareholders are being asked to approve provisions to be included in the Proposed Memorandum and Articles providing that Pubco’s directors may call a general meeting of the shareholders. The CEO or chairman may call an extraordinary general meeting. No shareholder may call a general meeting or an extraordinary general meeting.

Proposal 3.D

EDOC’s shareholders are being asked to approve provisions to be included in the Proposed Memorandum and Articles providing that Pubco’s directors may nominate candidates at any time and its Members may nominate candidates for election as Directors at the annual general meeting by delivering notice to the principal executive offices of Pubco not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Proposal 3.E

EDOC’s shareholders are being asked to approve provisions to be included in the Proposed Memorandum and Articles providing that subject to the Companies Act and as provided in the Proposed Memorandum and Articles, Pubco may, by Special Resolution, amend the Proposed Memorandum and Articles in whole or in part, which requires the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the issued and outstanding Pubco Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the meeting.

[Proposal 3.F

EDOC’s shareholders are being asked to approve provisions to be included in the Proposed Memorandum and Articles providing that EDOC, as the surviving company of the merger, it’s A&R Memorandum and Articles will be adopted at the effective time of the Merger and be in substantially the same form as the Merger Sub articles and will change its name as determined by Pubco.] [Maples note: This proposal 3.F does not relate to the Proposed Memorandum and Articles? The adoption of the A&R Memorandum and Articles by EDOC will be approved as part of the Plan of Merger. Consider removing this proposal 3.F.]

Required Vote and Recommendation of the Board

The approval of the Organizational Documents Advisory Proposals will require an Ordinary Resolution, being a resolution passed by the holders of a majority of the EDOC Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Organizational Documents Advisory Proposals.

As discussed above, the Organizational Documents Advisory Proposals are advisory votes and therefore are not binding on EDOC or EDOC’s board of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Advisory Proposals (separate and apart from approval of the Memorandum and Articles Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Organizational Documents Advisory Proposals, EDOC intends that Pubco’s Proposed Memorandum and Articles will take effect upon consummation of the Business Combination (assuming approval of the Memorandum and Articles Proposal).

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, that on a non-binding advisory basis, the following governance provisions contained in the Proposed Memorandum and Articles, copies of which are attached to the proxy statement/prospectus relating to the Meeting as Annex B, being presented in accordance with the requirements of the U.S. Securities and Exchange Commission as four separate sub-proposals, none of which are conditioned on any Condition Precedent Proposals, be and are hereby approved and adopted:

Proposal 3.A

To approve by Ordinary Resolution, on a non-binding advisory basis, provisions in the Proposed Memorandum and Articles, providing that Pubco’s post-Closing board will consist of five individuals across three classes (i.e., Class I, II and III) with staggered expiries of terms whereby three (3) persons are to be designated by AOI prior to the Closing, at least one (1) of whom shall qualify as an independent director under Nasdaq rules, one person is to be designed by EDOC who shall qualify as an independent director under Nasdaq rules and one (1) person that is mutually agreed upon and designated by EDOC and AOI prior to the Closing who shall qualify as an independent director under Nasdaq rules, which post-Closing board of Pubco will also comprise the board of AOI;

Proposal 3.B

To approve by Ordinary Resolution, on a non-binding advisory basis, provisions in the Proposed Memorandum and Articles, providing that Pubco’s directors may be removed from office with or without cause by (A) an Ordinary Resolution passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director; or (B) by the affirmative vote of a majority of the directors present and voting at a meeting;

Proposal 3.C

To approve by Ordinary Resolution, on a non-binding advisory basis, provisions in the Proposed Memorandum and Articles, providing that Pubco’s directors may call a general meeting of the shareholders. The CEO or chairman may call an extraordinary general meeting. No shareholder may call a general meeting or an extraordinary general meeting;

Proposal 3.D

To approve by Ordinary Resolution, on a non-binding advisory basis, provisions in the Proposed Memorandum and Articles, providing that Pubco’s directors may nominate candidates at any time and its Members may nominate candidates for election as Directors at the annual general meeting by delivering notice to the principal executive offices of Pubco not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting;

Proposal 3.E

To approve by Ordinary Resolution, on a non-binding advisory basis, provisions in the Proposed Memorandum and Articles, providing that subject to the Companies Act and as provided in the Proposed Memorandum and Articles, Pubco may, by Special Resolution, amend the Proposed Memorandum and Articles in whole or in part, which requires the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the issued and outstanding Pubco Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the meeting;

Proposal 3.F

To approve by Ordinary Resolution, on a non-binding advisory basis, provisions in the Proposed Memorandum and Articles, providing that EDOC, as the surviving company of the merger, it’s A&R Memorandum and Articles will be adopted at the effective time of the Merger and be in substantially the same form as the Merger Sub articles and will change its name as determined by Pubco.”

THE EDOC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS ADVISORY PROPOSALS.

THE EQUITY INCENTIVE PLAN PROPOSAL

We are seeking shareholder approval for the Pubco 2023 Equity Incentive Plan, which we refer to herein as the “Incentive Plan,” a copy of which is included as Annex C. The Incentive Plan is being adopted in connection with the Business Combination and will become effective on the earlier of immediately prior to the Effective Time and the business day immediately prior to the “Registration Date”, which is the effective date of the first registration statement filed by Pubco and declared effective under Section 12(b) of the Exchange Act , with respect to any class of Pubco securities. If the Incentive Plan is not approved by the EDOC shareholders, it will not become effective and no awards will be granted thereunder.

Background of the Incentive Plan

If the new Incentive Plan is approved by EDOC’s shareholders, Pubco will be authorized to grant equity incentive awards to eligible service providers. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex D.

Pubco is still in the process of developing, approving and implementing the Incentive Plan and, accordingly, there can be no assurance that the Incentive Plan will be implemented or will contain the terms described below or as set forth on Annex D. EDOC’s Shareholders are being asked to approve the Incentive Plan as presented.

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to provide a means through which Pubco and its affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, and consultants (and prospective directors, officers, employees, and consultants) of Pubco and its affiliates can acquire and maintain an equity interest in Pubco, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Pubco shares, thereby strengthening their commitment to the welfare of Pubco and its affiliates and aligning their interests with those of Pubco’s shareholders.

Consequences if the Incentive Plan Proposal is Not Approved

If the Incentive Plan Proposal is not approved by EDOC’s Shareholders, the Incentive Plan will not become effective. Additionally, Pubco believes its ability to recruit, retain and incentivize top talent will be adversely affected if the Incentive Plan Proposal is not approved.

Summary of the Incentive Plan

The Incentive Plan will be adopted by the EDOC Board prior to the Closing, subject to EDOC Shareholder approval, and will become effective upon the Closing. The Incentive Plan allows Pubco to make equity and equity-based incentive awards to employees, directors and consultants of Pubco or any of its subsidiaries. Pubco anticipates that providing such persons with a direct stake in Pubco will assure a closer alignment of the interests of such individuals with those of Pubco and its shareholders, thereby stimulating their efforts on Pubco’s behalf and strengthening their desire to remain with Pubco.

This section summarizes certain principal features of the Incentive Plan, which may be subject to change. The summary is qualified in its entirety by reference to the complete text of the Form of Incentive Plan included as Annex D to this proxy statement/prospectus.

Eligibility and Administration

Pubco’s employees, consultants and directors, and employees, consultants and directors of its affiliates will be eligible to receive awards under the Incentive Plan. The Incentive Plan is expected to be administered by the Pubco Board with respect to awards to non-employee directors and by Pubco’s remuneration committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of Pubco directors and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under stock exchange rules. The plan administrator will have the authority to interpret and adopt rules for the administration of the Incentive Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Incentive Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The maximum number of Pubco Ordinary Shares initially available for issuance under the Incentive Plan will be equal to 12% of the fully diluted issued and outstanding Pubco Ordinary Shares immediately after the Closing. Subject to the shareholders of Pubco resolving to increase the authorized share capital if required pursuant to applicable law and the Articles, the Share Reserve (other than with respect to incentive share options (“ISOs”)) will automatically increase on January 1st annually for the duration of the Incentive Plan beginning on January 1st of the year following the year in which the Closing occurs, in an amount equal to 5% of the fully diluted issued and outstanding Pubco Ordinary Shares outstanding on December 31st of the preceding calendar year, provided, that the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of Pubco Ordinary Shares than would otherwise occur as provided above.

The Share Reserve shall in all events be subject to further adjustment as provided in the Incentive Plan. In no event shall fractional Pubco Ordinary Shares be issued under the Incentive Plan. For clarity, the Share Reserve is a limitation on the number of Shares that may be issued pursuant to the Incentive Plan. Pubco Ordinary Shares may be issued in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c) or other applicable exchange rule, and any such issuance will not reduce the number of Pubco Ordinary Shares available for issuance under this Plan.

Subject to adjustment, as provided in the Incentive Plan, the maximum dollar value of Pubco Ordinary Shares underlying Awards that may be granted to a director in any financial year shall be $250,000, or during a director’s initial financial year with Pubco or its affiliate, 200% of such amount. In addition, the Board may provide for a limit on the dollar value or maximum aggregate number of Pubco Ordinary Shares underlying Awards that may be granted to any one Named Executive Officer (as defined in the Incentive Plan) of Pubco or any affiliate in any financial year, subject to adjustment as provided in the Incentive Plan.

Awards

The Incentive Plan will provide for the grant of Nonqualified Share Options, Incentive Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Performance Shares, or Performance Units (collectively or individually, an “Award”). No determination has been made as to the types or amounts of Awards that will be granted to certain individuals pursuant to the Incentive Plan. All awards under the Incentive Plan will be set forth in an “Award Agreement,” which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations.

A brief description of each award type follows.

•        Nonqualified Share Options or “NSO” means the right to purchase Pubco Ordinary Shares pursuant to terms and conditions that are not intended to be, or do not qualify as, an Incentive Share Options;

•        Incentive Share Options or “ISO” means the right to purchase Pubco Ordinary Shares pursuant terms and conditions that are intended to qualify as, and that satisfy the requirements applicable to, an incentive equity option within the meaning of Code Section 422 of the United States Internal Revenue Code of 1986, as amended;

•        Share Appreciation Rights or “SAR” means a right, designated as an SAR, to receive the appreciation in the Fair Market Value of Pubco Ordinary Shares;

•        Restricted Shares means the issuance of Pubco Ordinary Shares subject to vesting conditions;

•        Restricted Share Units or “RSUs” shall mean a right to receive Pubco Ordinary Shares or cash upon vesting;

•        Performance Shares means the issuance of Pubco Ordinary Shares to a participant that entitles the participant to delivery of Pubco Ordinary Shares upon achievement of performance goals.

Vesting and Holding Period

As part of making any issuance, the plan administrator may determine the time and conditions under which the issuance will vest and may specify partial vesting in one or more vesting Tranches, which may be based solely upon continued employment or service for a specified period of time or may be based upon the achievement of specific performance goals established by the plan administrator in its discretion.

For all purposes of this Plan, “vesting” of an issuance shall mean:

(a)     In the case of an Option or SAR, the time at which the participant has the right to exercise the issuance.

(b)    In the case of Restricted Shares or Restricted Share Units all conditions for vesting, as stated in the issuance Agreement or the Incentive Plan, are satisfied.

(c)     In the case of Performance Shares, the time at which the Participant has satisfied the requirements to receive payment on such Performance Shares, which shall not be less than one year from the grant date, except as otherwise provided in the Incentive Plan.

Vesting need not be uniform among issuance granted at the same time or to persons similarly situated. Vesting requirements shall be set forth in the applicable Award Agreement. Each Award Agreement and each certificate representing securities granted pursuant to the Incentive Plan may bear such restrictive legend(s) as Pubco deems necessary or advisable under applicable law. No participant shall have the right to defer the amount of Pubco Ordinary Shares or cash payable upon the exercise or settlement of any Option or SAR, or the transfer of any Restricted Shares upon the vesting thereof.

With respect to an Award of Restricted Shares or RSU, the participant may direct that any withholding of taxes, domestic or foreign, resulting from vesting of such issuance occur as set forth in the Incentive Plan. If the date of the vesting of any issuance, other than an Option or SAR, held by a participant who is subject to Pubco’s policy regarding trading of its Pubco Ordinary Shares by its officers and directors and Pubco Ordinary Shares is not within a “window period” applicable to the participant, then withholding shall be at the applicable statutory withholding amount accomplished by one or more of the methods provided for in the Incentive Plan.

If the date of the vesting of any issuance, other than an Option or SAR, held by participant who is subject to Pubco’s policy regarding trading of its Pubco Ordinary Shares by its officers and directors and Pubco Ordinary Shares is not within a “window period” applicable to the participant, as determined by Pubco in accordance with such policy, then the vesting of such issuance shall not occur on such original vesting date and shall instead occur on the first day of the next “window period” applicable to the participant pursuant to such policy.

Certain Transactions

Unless prohibited by applicable law, the Pubco amended and restated memorandum and association or the applicable rules of a stock exchange, the Compensation Committee or the plan administrator may delegate all or some of its responsibilities and powers to any one or more of its members. The Compensation Committee or the plan administrator also may delegate some or all of its administrative duties to any officer of Pubco and may delegate some or all of its administrative powers to the CEO to grant Awards under the Plan to participants and potential participants who are not directors or Named Executive Officers of Pubco or any affiliates, provided that the terms and conditions of such Awards shall be set forth in an Award Agreement approved in substantial form by the Compensation Committee or the plan administrator prior to the grant of said Awards, the Compensation Committee or the plan administrator in its delegation shall specify the maximum Shares that may be awarded to one participant pursuant to such delegation in any calendar year, and the CEO shall report any such grants to the plan administrator or the Committee at its next meeting.

Subplans, Malus and Claw-Back Provisions, Transferability

Pubco or any affiliate may, to the extent permitted by applicable law, deduct from and set off against any amounts Pubco or affiliate may owe to the participant from time to time, including amounts payable in connection with any Award, owed as wages, fringe benefits, or other compensation owed to the participant, such amounts as may be owed by the participant to Pubco or a Subsidiary, although the participant shall remain liable for any part of the participant’s payment obligation not satisfied through such deduction and setoff. All Awards (including any proceeds, gains or other economic benefit the participant actually or constructively receives upon receipt or exercise of any Award) will be subject to any claw-back policy of Pubco, as set forth in such claw-back policy or the Award Agreement. By accepting any Award granted hereunder, the participant agrees to any deduction, claw-back or setoff under the Incentive Plan, as set forth in the Award Agreement.

Plan Amendment and Termination

Except as otherwise provided in the Incentive Plan, at any time the Board may wholly or partially amend, modify, suspend or terminate the Incentive Plan or the plan administrator or Compensation Committee’s authority to grant issuances under the Incentive Plan without the consent of shareholders or participants. However, without the approval of Pubco’s shareholders given twelve months before or after the action by the Board if such shareholder approval is required by any federal or state law or regulation or the rules of any share exchange or automated quotation system on which the Shares may then be listed or quoted, no action of the Board may (i) increase the limit on the Share Reserve, (ii) reduce the exercise price per share of any outstanding Option or SAR granted under this Plan, (iii) cancel any Option or SAR in exchange for cash, another Award or an Option or SAR with a price per share that is less than the price per share of the original Option or SAR, or (iv) materially modify the requirements as to eligibility for participation in the Incentive Plan. The Compensation Committee shall have no authority to waive or modify any other issuance term after the issuance has been granted to the extent that the waived or modified term was mandatory under the Incentive Plan.

Registration with the SEC

If the Incentive Plan is approved by EDOC’s Shareholders and becomes effective, Pubco intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan within 30 days after Pubco becomes eligible to use such form.

Interests of EDOC’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of the EDOC’s board of directors in favor of approval of the Incentive Plan, you should keep in mind that certain of EDOC’s board of directors and officers have interests in the Incentive Plan that are different from, or in addition to, your interests as a shareholder or warrant holder, including, among other things, the existence of financial and personal interests. See the sections entitled “Summary of the proxy statement/prospectus Interests of EDOC’s initial shareholders, Sponsor, Officers and Directors in the Business Combination,” “The Business Combination Proposal — Interests of EDOC’s Directors and Officers and Others in the Business Combination,” “Certain Other Benefits in the Business Combination,” for a further discussion.

Required Vote and Recommendation of the Board

The approval of the Equity Incentive Plan Proposal will require an Ordinary Resolution, being a resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Equity Incentive Plan Proposal.

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, that the Incentive Plan be adopted and approved.”

Recommendation of EDOC’s Board of Directors

EDOC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EDOC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL

Effective upon the Closing, the Pubco Board will consist of five (5) directors, comprised of: one (1) person that is designated by EDOC prior to the Closing, who shall qualify as an independent director under Nasdaq rules, (ii) three (3) persons that are designated by AOI prior to the Closing, at least one (1) of whom shall be required to qualify as an independent director under Nasdaq rules and (iii) one (1) person that is mutually agreed upon and designated by EDOC and AOI prior to the Closing, who shall be required to qualify as an independent director under Nasdaq rules.

For more information on the experience of each of these director nominees, see the section entitled “Pubco’s Management After the Business Combination” in this proxy statement/prospectus.

Required Vote and Recommendation of the Board

The approval of the Director Election Proposal will require an Ordinary Resolution, being a resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Director Election Proposal. The Director Election Proposal will not be submitted if the Business Combination Proposal is not approved.

“RESOLVED, as an Ordinary Resolution that, the five (5) persons listed below be appointed as directors of Pubco, effective upon the Closing of the Business Combination, to serve on the Pubco Board for one, two or three years depending on their Class. If elected, the Class I directors will serve until the first annual meeting of shareholders of Pubco to be held following the date of Closing; the Class II directors will serve until the second annual meeting of shareholders of Pubco following the date of Closing; and the Class III directors will serve until the third annual meeting of shareholders of Pubco to be held following the date of Closing or until their earlier death, resignation, retirement or removal for cause:

•        Menaka Athukorala (Class I);

•        Kevin Chen (Class I);

•        Kapil Singh (Class II);

•        Gowri Shankar (Class II); and

•        Gary Seaton (Class III).”

THE EDOC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the EDOC Board to adjourn the Meeting to a later date or dates, at the determination of the EDOC Board. In no event will the EDOC Board adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under EDOC’s Existing Organizational Documents and Cayman Islands law.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is not approved by EDOC shareholders, the EDOC Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Required Vote and Recommendation of the Board

The approval of the Adjournment Proposal will require an Ordinary Resolution, being a resolution passed by a majority of the votes which are cast by those holders of EDOC Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Meeting. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

“RESOLVED, as an Ordinary Resolution, that the adjournment of the meeting to a later date or dates, if necessary or desirable, be determined by the EDOC Board.”

THE EDOC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of EDOC and AOI, adjusted to give effect to the Business Combination.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2022, combines the historical audited consolidated balance sheet of AOI as of June 30, 2022, included elsewhere in this proxy statement/prospectus, with the historical unaudited balance sheet of EDOC as of June 30, 2022, as included in EDOC’s Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 1, 2022, giving pro forma effect to the Business Combination as if it had occurred as of June 30, 2022.

The following unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022, combines the historical audited statement of operations of AOI for the year ended June 30, 2022, included elsewhere in this proxy statement/prospectus and the historical unaudited statement of operations of EDOC for the period from July 1, 2021 through June 30, 2022, as included in EDOC’s Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 1, 2022 prospectus on a pro forma, basis as if the Business Combination had occurred on July 1, 2021.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022, has been derived from:

•        the historical unaudited financial statements of EDOC as of June 30, 2022, and the related notes thereto, as included in EDOC’s Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 1, 2022; and

•        the historical audited consolidated financial statements of AOI as of June 30, 2022, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022, has been derived from:

•        the historical unaudited financial statements of EDOC for the six months ended June 30, 2022 and 2021, and the related notes thereto, as included in EDOC’s Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 1, 2022 and the historical audited financial statements of EDOC for the year ended December 31, 2021, and the related notes thereto included elsewhere in this proxy statement/prospectus. Refer to Note 2 — “Basis of Presentation” for more detail; and

•        The historical audited consolidated financial statements of AOI for the year ended June 30, 2022, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates Transaction Accounting Adjustments. AOI and EDOC have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of AOI and EDOC included in this proxy statement/prospectus and AOI’s and EDOC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transactions

Share Redemptions

On August 12, 2022, EDOC held an extraordinary general meeting, at which EDOC’s shareholders approved extending the date by which EDOC had to complete a Business Combination from August 12, 2022 to February 12, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 EDOC Class A ordinary shares. As a result, an aggregate of AUD$9,665,832 (or USD$6,660,150 which is approximately USD$10.30 per share) was released from the Trust Account to pay such shareholders. On February 9, 2023, EDOC held an extraordinary general meeting, at which EDOC’s shareholders approved extending the date by which EDOC had to complete a Business Combination from February 12, 2023 to August 12, 2023 which extension was incorporated into the Fourth Amended and Restated Memorandum and Articles of Association which were adopted at such meeting on February 9, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 1,172,247 EDOC Class A ordinary shares. As a result, an aggregate of AUD$18,200,700 (or USD$12,554,008 which is approximately USD$10.71 per share) was released from the Trust Account to pay such shareholders. Entries were made in the pro forma balance sheet to present an adjusted EDOC balance sheet that presents the effect of these redemptions prior to the transaction adjustments.

Business Combination

On December 5, 2022, EDOC entered into the Business Combination Agreement with AOI, upon execution of a joinder agreement to become party to the Business Combination Agreement (a “Joinder”), a to-be-formed Cayman Islands exempted Company (“Pubco”), AOI Merger Sub, upon execution of a Joinder, a to-be-formed Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Merger Sub”), American Physicians LLC (“Purchaser Representative”), in the capacity as the Purchaser Representative thereunder, Gary Seaton, in his capacity as the representative for the Sellers in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) and each of the holders of AOI’s outstanding capital shares (the “Primary Seller”), as amended from time to time to include subsequent parties that execute and deliver to EDOC, Pubco and AOI a joinder (the “Joining Sellers”), and the holders of AOI’s outstanding capital shares who are bound by the provisions of the Business Combination Agreement pursuant to the drag-along rights set forth in AOI’s memorandum and articles of association. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), and with holders of EDOC securities receiving substantially identical securities of Pubco, and (b) immediately prior to the merger, Pubco will acquire all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, with AOI becoming a wholly-owned subsidiary of Pubco (the “Share Exchange”), and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Exchange Consideration

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value the “Exchange Consideration”) equal to, without duplication, (i) USD$190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of USD$4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco ordinary share to be issued to the Sellers valued at USD$10.00.

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination” and “Certain Agreements Related to the Business Combination.”

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, EDOC will be treated as the “acquired” company for financial reporting purposes, and AOI will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        AOI’s current shareholders will hold a majority of the voting power of Pubco post Business Combination;

•        Effective upon the Business Combination, the post-combination Board will consist of five (5) directors, a majority of which will be independent under Nasdaq requirements, including three (3) directors designated by AOI, one (1) director designated by EDOC and one (1) independent director who will be mutually agreed upon by AOI and EDOC;

•        AOI’s operations will substantially comprise the ongoing operations of Pubco;

•        AOI is the larger entity in terms of substantive operations and employee base; and

•        AOI’s senior management will comprise the senior management of Pubco.

Another determining factor was that EDOC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of EDOC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to EDOC over the fair value of EDOC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

EDOC has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of EDOC public shares into cash as more fully described below:

•        Scenario 1 — Assuming No Additional Redemptions:    This presentation assumes that no public shareholders of EDOC exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•        Scenario 2 — Assuming Maximum Redemptions:    This presentation assumes that EDOC public shareholders holding 854,378 shares of EDOC Class A Ordinary Shares will exercise their redemption rights for AUD$13.3 million upon consummation of the Business Combination at a redemption price of approximately AUD$15.57 per share (or approximately USD$10.74 per share). The maximum redemption amount reflects the maximum number of the EDOC’s Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement and the assumption that EDOC’s Existing Organizational Documents are amended such that they will not be required to maintain a minimum net tangible asset value of at least $5,000,001 prior to or upon consummation of the Business Combination after giving effect to the payments to redeeming shareholders. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions. Should the NTA Proposal not be approved, EDOC would not be permitted to proceed with the Business Combination.

The following table sets out share ownership of Pubco on a pro forma basis assuming the No Additional Redemptions Scenario and the Maximum Redemptions Scenario:

	No Additional Redemptions		Maximum Redemptions
Pro Forma Ownership	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Rollover equity shares of AOI shareholders	18,308,480	79.8%	18,308,480	82.9%
EDOC public shareholders(1)	1,754,378	7.7%	900,000	4.1%
EDOC Sponsor’s Founder Shares	1,685,153	7.4%	1,685,153	7.7%
Backstop Founder Shares	564,847	2.5%	564,847	2.6%
Sponsor and I-Banker Private Units(2)	526,900	2.3%	526,900	2.4%
Representative Shares	75,000	0.3%	75,000	0.3%
Total shares outstanding	22,914,758		22,060,380

____________

(1)      The shares presented reflect the redemption of 646,617 EDOC Class A ordinary shares on August 10, 2022 and the redemption of 1,172,247 EDOC Class A ordinary shares on February 9, 2023 as well as the conversion of 9,000,000 Public Rights into 900,000 Pubco Ordinary Shares at the consummation of the Business Combination.

(2)      Reflects conversion of 479,000 EDOC Private Rights into 47,900 Pubco Ordinary Shares at the consummation of the Business Combination.

The following unaudited pro forma condensed combined statement of financial position as of June 30, 2022, and the unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022, are based on the historical financial statements of EDOC and AOI and the amounts are presented in AUD (see Note 2 — “Basis of Presentation” for more detail). The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022(1)
(in Australian Dollars)

	AOI (IFRS Historical)	EDOC (US GAAP Historical)	Share Redemption Adjustment		EDOC as Adjusted	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Additional Redemption Scenario			Scenario 2: Maximum Redemption Scenario
							Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$474,973	$5,948	$—		5,948	—	$13,303,050	B	$6,522,264	$(13,303,049)	F	$—
							(11,607,959)	C		6,780,785	C
							(3,627,604)	K
							724,896	J
							7,248,960	N
Trade and other receivables	3,585,696	—	—		—	—	—		3,585,696	—		3,585,696
Inventories	1,133,386	—	—		—	—	—		1,133,386	—		1,133,386
Prepaid expenses and other assets	1,373,489	92,908	—		92,908	—	—		1,466,397	—		1,466,397
Total current assets	6,567,544	98,856	—		98,856	—	6,041,343		12,707,743	(6,522,264)		6,185,479
Non-current assets
Property, plant and equipment	7,902,448	—	—		—	—	—		7,902,448	—		7,902,448
Investments in associates	50,000	—	—		—	—	—		50,000	—		50,000
Other long-term financial assets	—	—	—		—	—	1,449,792	C	1,449,792	—		1,449,792
Intangible assets	2,582,495	—	—		—	—	—		2,582,495	—		2,582,495
Cash and marketable securities held in Trust Account	—	39,866,204	(27,856,532)	A	12,009,672	—	796,188	I	—	—		—
							(13,303,050)	B
							497,190	M
Total non-current assets	10,534,943	39,866,204	(27,856,532)		12,009,672	—	(10,559,880)		11,984,735	—		11,984,735
Total assets	$17,102,487	$39,965,060	(27,856,532)		12,108,528	—	$(4,518,537)		$24,692,478	$(6,522,264)		$18,170,214

LIABILITIES
Current liabilities
Trade and other payables	$2,582,289	$—	$—		—	2,855,775	$(2,444,048)	C	$2,994,016	$6,780,785	C	$9,774,801
Borrowings	6,790,052	—	—		—	—	—		6,790,052	—		6,790,052
Contract liabilities	1,352,084	—	—		—	—	—		1,352,084	—		1,352,084
Employee benefits	69,275	—	—		—	—	—		69,275	—		69,275
Accounts payable and accrued expenses	—	2,855,775	—		2,855,775	(2,855,775)	—		—	—		—
Total current liabilities	10,793,700	2,855,775	—		2,855,775	—	(2,444,048)		11,205,427	6,780,785		17,986,212
Non-current liabilities
Borrowings	128,570	—	—		—	—	—		128,570	—		128,570
Promissory note – related party	—	—	—		—	—	796,188	I	—	—		—
							724,896	J
							(1,521,084)	K

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022(1) — (Continued)
(in Australian Dollars)

	AOI (IFRS Historical)	EDOC (US GAAP Historical)	Share Redemption Adjustment		EDOC as Adjusted	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Additional Redemption Scenario			Scenario 2: Maximum Redemption Scenario
							Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Convertible note – related party	—	2,207,143	—		2,207,143	—	(2,207,143)	K	—	—		—
Convertible debt							7,248,960	N	7,248,960			7,248,960
Warrant liabilities	—	28,713	—		28,713	195,070	—		223,783	—		223,783
Class A ordinary shares subject to possible redemption	—	—	(27,856,532)	A	(27,856,532)	39,866,204			—	—		—
							(12,009,672)	F
Total non-current liabilities	128,570	2,235,856	(27,856,532)		(25,620,676)	40,061,274	(6,967,855)		7,601,313	—		7,601,313
Total liabilities	10,922,270	5,091,631	(27,856,532)		(22,764,901)	40,061,274	(9,411,903)		18,806,740	6,780,785		25,587,525

Class A ordinary shares subject to possible redemption	—	39,866,204	—		39,866,204	(39,866,204)	—		—	—		—

EQUITY
AOI issued capital	2,582,487	—	—		—	—	(2,582,487)	D	—	—		—
EDOC preference shares	—	—	—		—	—	—		—			—
EDOC Class A ordinary shares	—	80	—		80	—	2,654	D	3,322	(124)	F	3,198
							124	F
							326	H
							138	L
EDOC Class B ordinary shares	—	326	—		326	—	(326)	H	—	—		—
Additional paid-in capital	—	7,134,168	—		7,134,168	—	(2,400,855)	C	74,615,762	(13,302,925)	F	60,809,138
							2,579,833	D		(503,699)	G
							(17,635,683)	E
							12,009,548	F
							72,928,889	G
							(138)	L
Accumulated deficit	2,652,310	(12,127,349)	—		(12,127,349)	(195,070)	(5,313,264)	C	(69,678,766)	503,699	G	(69,175,067)
							17,635,683	E
							(72,928,889)	G
							100,623	K
							497,190	M
Non-controlling interest	945,420	—	—		—	—	—		945,420	—		945,420
Total equity	6,180,217	(4,992,775)	—		(4,992,775)	(195,070)	4,893,366		5,885,738	(13,303,049)		(7,417,311)
Total equity and liabilities	$17,102,487	$39,965,060	$(27,856,532)		12,108,528	—	$(4,518,537)		$24,692,478	$(6,522,264)		$18,170,214

____________

(1)      The unaudited pro forma condensed combined balance sheet as of June 30, 2022, combines the historical audited consolidated statement of financial position of AOI as of June 30, 2022, with the historical unaudited balance sheet of EDOC as of June 30, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2022(1)
(in Australian Dollars)

	AOI (IFRS Historical)	EDOC (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Additional Redemptions Scenario			Scenario 2: Maximum Redemptions Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Sales revenue	$24,911,848	$—	$—	$—		$24,911,848	$—		$24,911,848
Cost of sales	(18,797,541)	—	—	—		(18,797,541)	—		(18,797,541)
Gross profit	6,114,307	—	—	—		6,114,307	—		6,114,307
Other income (expense)	103,107	—	(3,710,862)	(54,722)	AA	(76,536,644)	503,699	BB	(76,032,945)
			54,722	(72,928,889)	BB
Administrative expenses	(1,139,999)	—	—	—		(1,139,999)	—		(1,139,999)
Formation and operating costs	—	(3,710,862)	3,710,862	—		—	—		—
Finance costs	(361,904)	—	—	—		(361,904)	—		(361,904)
Occupancy costs	(38,753)	—	—	—		(38,753)	—		(38,753)
Employee benefits expense	(2,064,027)	—	—	—		(2,064,027)	—		(2,064,027)
Depreciation expense	(391,473)	—	—	—		(391,473)	—		(391,473)
Interest expense	—	(31,677)	—	—		(31,677)	—		(31,677)
Fair value of shares transferred to backstop investors	—	(6,831,468)	—	—		(6,831,468)	—		(6,831,468)
Change in fair value of convertible promissory note	—	(95,669)	—	—		(95,669)	—		(95,669)
Change in fair value of warrants	—	530,729	1,853,906	—		2,384,635	—		2,384,635
Interest earned on marketable securities held in Trust Account	—	54,722	(54,722)	—		—	—		—
Profit (loss) before income tax	2,221,258	(10,084,225)	1,853,906	(72,983,611)		(78,992,672)	503,699		(78,488,973)

Income tax expense	—	—	—	—		—	—		—
Net income (loss)	$2,221,258	$(10,084,225)	$1,853,906	$(72,983,611)		$(78,992,672)	$503,699		$(78,488,973)

Basic and diluted net loss per share, redeemable Class A ordinary shares		$(1.11)

Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares		$(1.11)

Pro forma weighted average number of shares outstanding – basic and diluted						22,914,758 (2)			22,060,380 (2)

Pro forma earnings per share – basic and diluted						$(3.45)			$(3.56)

____________

(1)      Refer to Note 2 — “Basis of Presentation” where the EDOC historical operating results adjustments are described in order to align with AOI’s period end.

(2)      Please refer to Note 7 — “Net Earnings (Loss) per Share” for details.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Proposed Transactions

On December 5, 2022, EDOC entered into the Business Combination Agreement with AOI, upon execution the Joinder, Pubco, Merger Sub, Purchaser Representative the Seller Representative and the Primary Seller. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) EDOC will merge with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), and with holders of EDOC securities receiving substantially identical securities of Pubco, and (b) immediately prior to the merger, Pubco will acquire all of the Purchased Shares from the Sellers in exchange for ordinary shares of Pubco, with AOI becoming a wholly-owned subsidiary of Pubco.

Exchange Consideration

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) USD$190,000,000 USD, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of USD$4,000,000 USD, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco ordinary share to be issued to the Sellers valued at USD$10.00 USD.

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination” and “Certain Agreements Related to the Business Combination.”

Note 2 — Basis of Presentation and Accounting Policies

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that AOI will experience. AOI and EDOC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified Transaction Accounting Adjustments and present the Management’s Adjustments. EDOC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

EDOC does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2, Share-Based Payments. See Note 3 — Accounting for the Business Combination for more details.

The historical financial statements of AOI have been prepared in accordance with IFRS as issued by the IASB and in its functional and presentation currency of the Australian dollar (“AUD”). The historical financial statements of EDOC have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States dollar (“USD”). The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by AOI. EDOC’s historical financial statements have been converted from U.S. GAAP to IFRS to align with the basis of accounting used by AOI. See Note 4 — IFRS Conversion and Presentation Alignment.

The historical financial statements of EDOC have been translated into and are presented in AUD for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

•        at the period end exchange rate as of June 30, 2022 of US$1.00 to AUD$1.449792 for the balance sheet;

•        the average exchange rate for the period from July 1, 2021 through June 30, 2022, of US$1.00 to AUD$1.378421 for the statement of operations for the period ending on that date.

As AOI and EDOC have different fiscal year ends, in order to meet the SEC’s pro forma requirements of combining operating results for an annual period that ends within 93 days of the end of AOI’s latest annual fiscal year ended June 30, 2022, EDOC’s financial results for the twelve months ended June 30, 2022, have been calculated by taking (i) EDOC’s results for the year ended December 31, 2021, minus EDOC’s results for the six months ended June 30, 2021, plus (ii) EDOC’s results for the six months ended June 30, 2022.

EDOC has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of EDOC public shares into cash as more fully described below:

•        Scenario 1 — Assuming No Additional Redemptions:    This presentation assumes that no public shareholders of EDOC exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•        Scenario 2 — Assuming Maximum Redemptions:    This presentation assumes that EDOC public shareholders holding 854,378 shares of EDOC Class A Ordinary Shares will exercise their redemption rights for AUD$13.3 million upon consummation of the Business Combination at a redemption price of approximately AUD$15.57 per share (or approximately USD$10.74 per share). The maximum redemption amount reflects the maximum number of the EDOC’s Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement and the assumption that EDOC’s Existing Organizational Documents are amended such that they will not be required to maintain a minimum net tangible asset value of at least $5,000,001 prior to or upon consummation of the Business Combination after giving effect to the payments to redeeming shareholders. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions. Should the NTA Proposal not be approved, EDOC would not be permitted to proceed with the Business Combination.

The following summarizes the pro forma shares of Pubco Ordinary Shares issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:

	No Additional Redemptions		Maximum Redemptions
Ownership percentage post-Business Combination	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Rollover equity shares of AOI shareholders	18,308,480	79.8%	18,308,480	82.9%
EDOC public shareholders	1,754,378	7.7%	900,000	4.1%
EDOC Sponsor’s Founder Shares	1,685,153	7.4%	1,685,153	7.7%
Backstop Founder Shares	564,847	2.5%	564,847	2.6%
Sponsor and I-Banker Private Units	526,900	2.3%	526,900	2.4%
Representative Shares	75,000	0.3%	75,000	0.3%
Total shares outstanding	22,914,758		22,060,380

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

The share amounts and ownership percentages set forth above are not indicative of voting percentages and do not take into account EDOC Warrants that will be exchanged for Pubco Warrants, which will be outstanding immediately following the Business Combination and may be exercised thereafter.

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 2a — Reconciliation of EDOC Statement of Operations

The following table presents the calculation of the EDOC financial results for the twelve months ended June 30, 2022:

		Less:	Plus:
	USD	USD	USD	USD		AUD
	For the Year Ended December 31, 2021	For the Period ended June 30, 2021	For the Period Ended June 30, 2022	July 1, 2021 through June 30, 2022	USD to AUD Average Exchange Rate for June 2022	For the Year July 1, 2021 through June 30, 2022
Formation and operating costs	$1,798,098	$767,033	$1,661,046	$2,692,111	1.3788421	$3,710,862
Loss from operations	(1,798,098)	(767,033)	(1,661,046)	(2,692,111)	1.3788421	(3,710,862)
Other income (expense):
Interest earned on marketable securities held in Trust Account	20,868	16,357	35,188	39,699	1.3788421	54,722
Interest expense	(5,027)	—	(17,954)	(22,981)	1.3788421	(31,677)
Fair value of shares transferred to backstop investors	—	—	(4,956,010)	(4,956,010)	1.3788421	(6,831,468)
Change in fair value of convertible promissory note	(70,297)	—	892	(69,405)	1.3788421	(95,669)
Change in fair value of warrants	952,674	751,860	184,033	385,027	1.3788421	530,729
Total other income (expense), net	898,218	768,037	(4,753,851)	(4,623,670)	1.3788421	(6,373,364)
Net (Loss) Income	$(899,880)	$1,004	$(6,414,897)	$(7,315,781)	1.3788421	$(10,084,225)

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, EDOC would be expected to be treated as the “acquired” company for financial reporting purposes, and AOI will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        AOI’s current shareholders will hold a majority of the voting power of Pubco post Business Combination;

•        Effective upon the Business Combination, the Pubco Board will consist of five (5) directors, a majority of which will be independent under Nasdaq requirements, including three (3) directors designated by AOI, one (1) director designated by EDOC and one (1) independent director who will be mutually agreed upon by AOI and EDOC;

•        AOI’s operations will substantially comprise the ongoing operations of Pubco;

•        AOI is the larger entity in terms of substantive operations and employee base; and

•        AOI’s senior management will comprise the senior management of Pubco.

Another determining factor was that EDOC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of EDOC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to EDOC over the fair value of EDOC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Note 4 — IFRS Conversion and Presentation Alignment

The historical financial information of EDOC has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. Two adjustments required to convert EDOC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to (i) reclassify EDOC Class A ordinary shares subject to redemption to non-current financial liabilities under IFRS 2, as shareholders have the right to require EDOC to redeem the ordinary shares and EDOC has an irrevocable obligation to deliver cash or another financial instrument for such redemption, and (ii) reclassify EDOC Warrants from equity (under U.S. GAAP) to non-current financial liabilities under IAS 32 measured at fair value through profit or loss, due to the “cashless” settlement provisions in the warrant agreement.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align EDOC’s historical financial information in accordance with the presentation of AOI’s historical financial information.

In addition, as part of the preparation of the unaudited pro forma condensed combined financial information, EDOC’s historical financial information was converted from United States dollars to Australian dollars in accordance with the presentation of AOI’s historical financial information, as discussed in Note 2 — “Basis of Presentation.”

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows:

A.     Reflects the redemption of 646,617 EDOC Class A Ordinary Shares for a cash payment of AUD$9.7 million (or USD$6.7 million USD, which is approximately USD$10.30 per share) and the redemption of 1,172,247 EDOC Class A Ordinary Shares for a cash payment of AUD$18.2 million (or USD $12.6 million, which is approximately USD$10.71 per share).

B.      Reflects the liquidation and reclassification of AUD$13.3 million of funds held in the Trust Account to cash that becomes available following the Business Combination.

C.     Represents preliminary estimated transaction costs expected to be incurred by EDOC and AOI of approximately AUD$11.5 million and AUD$2.4 million, respectively, for legal, accounting, underwriting, due diligence, printing and other fees incurred as part of the Business Combination.

For the No Additional Redemptions Scenario, EDOC Transaction Costs reflects the estimated payment of AUD$9.2 million of estimated transaction costs, of which (1) AUD$5.3 million is the payment of transaction costs, (2) AUD$2.4 million is the payment of accrued transaction costs and (3) AUD$1.4 million is the prepayment of directors’ and officers’ insurance premium. An additional AUD$2.2 million is reflected as a repayment of related party loans in entry (K) below and AUD$0.02 million has been paid as of the pro forma balance sheet date. The amount of AUD$5.3 million is reflected as an adjustment to accumulated losses. The impact of EDOC’s Transaction Costs to accumulated losses in the amount of AUD$5.3 million is also reflected as an adjustment to the listing fee expense under IFRS 2 in the pro forma statement of operations. See Note 5(G) and Note 6(BB) below.

For the No Additional Redemptions Scenario, AOI Transaction Costs reflects the payment of AUD $2.4 million, of which AUD$0.06 million of these fees have been paid as of the pro forma balance sheet date. The remaining AUD$2.4 million is included as an adjustment to additional paid-in capital.

For the Maximum Redemptions Scenario, for both the EDOC Transaction Costs and the AOI Transaction Costs, reflects AUD$6.8 million of the Transaction Costs as Accrued Expenses.

D.     Represents the exchange of outstanding AOI shares into 18,308,480 ordinary shares at par value of $0.0001 per share upon the Business Combination.

E.      Represents the elimination of EDOC’s historical accumulated losses after recording the transaction costs to be incurred by EDOC as described in (C) above, the recording of EDOC’s public warrants as liabilities in accordance with IFRS 32 and the recognition of share-based compensation by EDOC as described in (G) below.

F.      The No Additional Redemptions Scenario assumes no EDOC shareholders exercise their redemption rights for cash and the EDOC Class A Ordinary Shares subject to redemption amounting to AUD$12.0 million would be transferred to permanent equity. The Maximum Redemptions Scenario reflects the redemption of 854,378 EDOC Class A Ordinary Shares for aggregate redemption payments of AUD$13.3 million at a redemption price of approximately AUD$15.57 per share (or approximately USD$10.74 per share).

G.     In the No Additional Redemptions Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of the shares issued by AOI and the fair value of EDOC’s identifiable net assets at the date of the Business Combination, resulting in an AUD$72.9 million increase to accumulated loss. In the Maximum Redemptions Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of the shares issued by AOI and the fair value of EDOC’s identifiable net assets at the date of the Business Combination, resulting in an AUD$71.9 million increase to accumulated loss. The fair value of shares issued was estimated based on a market price of AUD$16.16 per share (or USD$10.80 per share) (as of March 23, 2023). The value is preliminary and will change based on fluctuations in the share price of the EDOC ordinary shares through the Closing Date. In the No Additional Redemptions Scenario, a one percent change in the market price per share would result in a change of AUD$0.7 million in the estimated expense. In the Maximum Redemptions Scenario, a one percent change in the market price per share would result in a change of AUD$0.6 million in the estimated expense.

	No Additional Redemptions Scenario		Maximum Redemptions Scenario
	Shares	Dollars	Shares	Dollars
EDOC shareholders
Public shareholders(1)	2,319,225		1,464,847
Sponsor and other shareholders(2)	2,287,053		2,287,053
Fair value of shares to be issued to EDOC shareholders		$74,437,452		$60,630,704
Net assets of EDOC as of June 30, 2022		34,873,429		34,873,429
Less: EDOC Transaction Costs		(5,313,264)		(5,313,264)
Less: EDOC Warrant liabilities		(195,070)		(195,070)
Less: Effect of redemption of EDOC shares subsequent to June 30, 2022		(27,856,532)		(27,856,532)
Less: Effect of redemption of EDOC Class A ordinary shares		—		(13,303,049)
Adjusted net assets of EDOC as of June 30, 2022		1,508,563		(11,794,486)
Difference – being IFRS 2 charge for listing services		$72,928,889		$72,425,190

____________

(1)      Includes 9,000,000 Public Rights automatically converted into 900,000 Pubco Ordinary Shares upon the closing of the Business Combination and the Class A ordinary shares that were redeemed subsequent to the balance sheet date in the aggregate amount of 1,818,864 shares.

(2)      Includes 479,000 Private Rights automatically converted into 47,900 Pubco Ordinary Shares upon the closing of the Business Combination

H.     Reflects the conversion of EDOC Class B ordinary shares into Class A ordinary shares on a one-for-one basis.

I.       Reflects the borrowings by EDOC of AUD$0.8 million under the promissory note due to related party in order to extend the date by which EDOC has to consummate a Business Combination from August 12, 2022 to August 12, 2023. Such funds were deposited into the Trust Account.

J.       Reflects the additional borrowings by EDOC of AUD$0.7 million under the promissory note due to related party for working capital purposes.

K.     Reflects the cash repayment of the EDOC’s promissory note due to related parties of AUD$1.5 million and the cash repayment of EDOC’s convertible promissory note due to related party of AUD$2.2 million. An amount of AUD$0.1 million is reflected as an adjustment to accumulated deficit for change in the fair value of the convertible promissory note upon repayment of the convertible promissory note.

L.      Reflects the conversion of 9,479,000 EDOC Rights into Pubco Ordinary Shares upon the closing of the Business Combination. Each holder of an EDOC Right will automatically receive one-tenth (1/10) of a Pubco Ordinary Share upon consummation of the Business Combination. No additional consideration is required to be paid by a holder of EDOC Rights in order to receive their Pubco Ordinary Shares upon consummation of the Business Combination. The issuance of the shares underlying the EDOC Rights are not impacted by the redemptions of public shares because the rights are considered to be separately traded instruments from the Public Shares. If EDOC is unable to consummate the business combination, the EDOC Rights will expire worthless.

Since the issuance of the EDOC Rights require no additional consideration, they will be accounted for within shareholders’ equity at par value. The 947,900 ordinary shares issuable upon conversion of the EDOC Rights are reflected within the weighted average shares outstanding in the proforma earnings per share and are reflected as a component of issued and outstanding shares.

M.     Reflects the interest earned in the Trust account of AUD $0.5 million post June 30, 2022.

N.     Reflects proceeds to be received under a convertible debt note of AUD$7.2 million (USD$5.0 million) which is expected to be funded at the closing of the Business Combination. The Company is still evaluating the features of the convertible debt.

Note 6 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended June 30, 2022

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for year ended June 30, 2022 are as follows:

AA.  Reflects the elimination of interest income generated from the investments held in the Trust Account.

BB.   Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of shares issued by AOI over the fair value of EDOC’s identifiable net assets at the date of the Business Combination. This cost is a non-recurring item.

Note 7 — Net Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of public shares described under the “Assuming Maximum Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of EDOC’s public shares:

	For the Year Ended June 30, 2022
	Minimum Redemption Scenario	Maximum Redemption Scenario
Weighted average shares outstanding – basic and diluted
Rollover equity shares of AOI shareholders	18,308,480	18,308,480
EDOC public shareholders	1,754,378	900,000
EDOC Sponsor’s Founder Shares	1,685,153	1,685,153
Backstop Founder Shares	564,847	564,847
Sponsor and I-Banker Private Units	526,900	526,900
Representative Shares	75,000	75,000
Total	22,914,758	22,060,380

	Year Ended June 30, 2022
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro forma net loss	$(78,992,672)	$(78,488,973)
Weighted average shares outstanding of ordinary shares – basic and diluted	22,914,758	22,060,380
Net loss per share – basic and diluted	$(3.45)	$(3.56)
Excluded securities:(1)
Public Warrants	4,500,000	4,500,000
Private Placement Warrants	239,500	239,500
Representative Warrants	450,000	450,000

____________

(1)      The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

INFORMATION RELATED TO PUBCO

Pubco was incorporated under the laws of the Cayman Islands on December 29, 2022, solely for the purpose of effectuating the Business Combination described herein. Pubco owns no material assets other than 100% of the shares in Merger Sub and does not operate any business.

On December 29, 2022, Pubco issued one Pubco Ordinary Share to one shareholder for a total consideration of $0.0001. This share represents all shares in the capital of Pubco that are currently issued and outstanding and will be surrendered for nil consideration immediately following adoption of the Proposed Memorandum and Articles and the issuance of new securities as contemplated hereby. For descriptions of Pubco securities, please see the section of this proxy statement/prospectus entitled “Description of Pubco Securities.”

Prior to the consummation of the Business Combination, the sole director of Pubco is Gary Seaton, and the sole shareholder of Pubco is Gary Seaton. After the consummation of the Business Combination, its registered office and principal executive office will be that of AOI, located at 126 — 142 Cowcumbla Street, Cootamundra, Australia.

Legal Proceedings

To the knowledge of Pubco’s management as of [____], 2023, there is no litigation currently pending or contemplated against Pubco, AOI, or any of their respective subsidiaries or their respective officers or directors in their capacity as such or against any of Pubco’s, AOI’s or any of their respective subsidiaries’ property other than two cases involving AOI subsidiaries, Cowcumbla Investments Pty Ltd. and Cootamundra Oilseeds Pty Ltd., filed in the Supreme Court of New South Wales in connection with a related party loan with a former director totaling AUD$1.2 million. As of January 3, 2023, the remaining loan balance is AUD$378,051 and is expected to fully paid by April 1, 2023. AOI does not expect to incur any further costs in relation to the matter, however, the inherent uncertainties of any future litigation, and the ultimate cost and outcome of future litigation cannot be established definitively.

OTHER INFORMATION RELATED TO EDOC

References in this section to “EDOC”, “Company”, “we”, “our” or “us” refer to EDOC Acquisition Corp., a Cayman Islands exempted company.

Introduction

EDOC is a blank check company incorporated on August 20, 2020 as a Cayman Islands exempted company for the purpose of effecting an initial business combination.

Significant Activities Since Inception

On November 12, 2020, EDOC consummated the IPO of 9,000,000 units at $10.00 per Unit, generating gross proceeds of $90,000,000.

Simultaneously with the closing of the initial public offering, EDOC consummated the sale of 479,000 private units, 414,000 of which were sold to our sponsor and 65,000 of which were sold to I-Bankers, at a purchase price of $10.00 per private placement unit, generating gross proceeds of $4,790,000. Additionally, upon the closing of the IPO, EDOC issued 75,000 Representative Shares to I-Bankers as part of compensation for services in connection with the IPO.

Following the closing of the IPO on November 12, 2020, an amount of $91,530,000 ($10.00 per unit) from the net proceeds of the sale of the units in the IPO and the sale of the private placement units was placed in the Trust Account, until the earlier of: (i) the consummation of an initial business combination or (ii) the distribution of the Trust Account, as described below.

Extensions of Time to Complete a Business Combination

On November 12, 2020, EDOC consummated the IPO of 9,000,000 units at $10.00 per Unit, generating gross proceeds of $90,000,000.

The amended and restated memorandum and articles of association which were adopted on November 9, 2020 previously provided that EDOC had until November 12, 2021 to complete its initial business combination, subject to up to two three-month extensions at the request of the Sponsor (for a total of up to 18 months to complete a Business Combination), subject to the Sponsor depositing additional funds into EDOC’s Trust Account.

November 2021 Extension

On November 9, 2021, the Sponsor requested that EDOC extend the date by which EDOC has to consummate a business combination from November 12, 2021, to February 12, 2022 (the “November 2021 Extension”). The November 2021 Extension was the first of up to two three-month extensions permitted under EDOC’s governing documents. In connection with the First Extension, the Sponsor deposited into the Trust Account $0.10 for each of the 9,000,000 shares issued in the Initial Public Offering, for a total of $900,000. In connection therewith, EDOC issued the Sponsor an interest bearing unsecured promissory note (the “November 2021 Note”) in the principal amount of $900,000 which is payable by EDOC upon the earlier of (i) the date on which EDOC consummates its initial business combination or (ii) the liquidation of EDOC on or before February 12, 2023 (unless such date is extended). Simple interest will accrue on the unpaid principal balance of the November 2021 Note at the rate of 4% per annum based on 365 days a year. The November 2021 Note may be repaid in cash or convertible into units consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share (the “Conversion Units”) equal to (x) the portion of the principal amount of and accrued interest under the November 2021 Note being converted divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the Private Units issued by EDOC to the Sponsor in connection with EDOC’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the November 2021 Note. As of March 9, 2023, approximately $900,000 was outstanding under the November 2021 Note.

February 2022 Extension

In lieu of utilizing the second of the two three-month extensions permitted under EDOC’s governing documents, on February 9, 2022, EDOC held an extraordinary general meeting of shareholders to approve an extension of the date by which EDOC had to complete a business combination from February 12, 2022 to August 12, 2022 (the “February 2022 Extension”), which extension was incorporated into the Second Amended and Restated Memorandum and Articles of Association, which were adopted at such meeting on February 9, 2022. In connection with shareholder approval of the extension, EDOC’s shareholders elected to redeem an aggregate of 6,326,758 EDOC Class A Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately $10.27 per share) was released from the Trust Account to pay such shareholders and 5,477,242 Ordinary Shares were issued and outstanding on February 11, 2022.

August 2022 Extension

On August 12, 2022, EDOC held an extraordinary general meeting of shareholders to approve a further extension of the date by which EDOC had to complete a business combination from August 12, 2022 to February 12, 2023 (the “August 2022 Extension”), which extension was incorporated into the Third Amended and Restated Memorandum and Articles of Association which were adopted at such meeting on August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 EDOC Class A Ordinary Shares. As a result, an aggregate of $6,660,150 (or approximately ($10.30 per share) was released from the Trust Account to pay such shareholders and 4,830,625 Ordinary Shares were issued and outstanding on August 11, 2022. On August 25, 2022, EDOC issued a promissory note (the “August 2022 Note”) in the aggregate principal amount of up to $202,460 to the Sponsor (the “August Extension Funds”). The August Extension Funds, which (ii) equated to $0.033 per remaining Public Share, for each calendar month (commencing on August 12, 2022 and on the 12th day of each subsequent month) until November 12, 2022; and (ii) thereafter was increased to $0.05 for each Public Share that is not redeemed, for each calendar month (commencing on November 12, 2022 and on the 12th day of each subsequent month) until February 12, 2023, that is needed to complete an initial business combination. The principal amount of the August 2022 Note was permitted to be drawn down in three equal amounts and the balance of the August 2022 Note is payable by EDOC on the earlier of the consummation of EDOC’s initial business combination or the date of the liquidation of EDOC. As of March 9, 2023, approximately $202,500 was outstanding under the August 2022 Note.

On November 16, 2022, the Company issued a non-interest-bearing promissory note (the “November 2022 Note”) in the principal amount of up to $303,994 (the “November Extension Funds”) to the Sponsor, pursuant to which the Extension Funds will be deposited into the trust account for each Public Share that was not redeemed in connection with the Company’s termination date from August 12, 2022 to February 12, 2023. The principal amount of the November 2022 Note was permitted to be drawn down in three equal amounts and the balance of the November 2022 Note is payable by the Company on the earlier of the consummation of the Business Combination or the date of the liquidation of the Company. As of March 9, 2023, there was $303,994 outstanding under the November 2022 Note.

On January 10, 2023, EDOC issued a promissory note (the “January 2023 Note”) in the principal amount of up to $450,000 to the Sponsor. The January 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. A portion of the funds borrowed from the January 2023 Note were utilized to pay the November Extension Funds into the Trust Account. As of March 9, 2023, approximately $450,000 was outstanding under the January 2023 Note.

February 2023 Extension

On February 9, 2023, EDOC’s shareholders approved the extension of the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023 (or such earlier date following as determined by the EDOC Board). In connection with the approval of the extension, shareholders elected to redeem an aggregate of 1,172,247 EDOC Class A Ordinary Shares. As a result, an aggregate of $12.5 million (or approximately $10.70 per share) was released from the Trust Account to pay such shareholders and 854,378 Public Shares were issued and outstanding on February 14, 2023. In connection with the Extension Amendment, on February 14, 2023, EDOC issued a promissory note (the “February 2023 Note”) in the aggregate principal amount of up to $256,313.40 (the “February 2023 Extension Funds”) to the Sponsor, pursuant to which the Sponsor agreed to provide EDOC with equal installments of the February 2023 Extension Funds, or $42,718.90 ($0.05 per remaining Public Share) to be deposited into the Trust Account for each month in which the date by which EDOC must consummate its initial business combination is extended, from February 12, 2023 until August 12, 2023 (or such earlier date as determined by the EDOC Board). As of March 9, 2023, a sum of $42,718.90 has been drawn down on the February 2023 Note and deposited into the Trust Account to cover the first month of the extension.

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, the target business or businesses that EDOC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for EDOC’s initial business combination, although EDOC may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The fair market value of the target is to be determined by the EDOC Board based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). EDOC is not required to obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, as to the fair market value if the EDOC Board independently determines that the target business complies with the 80% threshold. The Public Shareholders will be relying on the business judgment of the EDOC Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section titled “The Business Combination Proposal — Satisfaction of 80% Test,” the EDOC Board determined that the 80% asset test was met in connection with the Business Combination. The EDOC Board used as a fair market value of AOI, the enterprise value of approximately $190 million, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination Agreement. In determining whether the enterprise value represents the fair market value of AOI, the joint EDOC Board considered all of the factors described in the Section titled “The Business Combination Proposal — Satisfaction of 80% Test,” and the Business Combination Agreement appended to this proxy statement/prospectus as Annex A, and the fact that the purchase price for AOI was the result of an arm’s length negotiation.

If Nasdaq delists EDOC’s securities from trading on its exchange, EDOC would not be required to satisfy the fair market value requirement described above and could complete a business combination with a target business having a fair market value substantially below 80% of the balance in the Trust Account.

Shareholder Approval of the Business Combination

EDOC is seeking shareholder approval of the Business Combination at the Meeting and, in connection with such meeting, Public Shareholders may redeem their Public Shares for cash in accordance with the procedures described in this proxy statement/prospectus. Such redemption rights will be effected under the Existing Organizational Documents and the laws of the Cayman Islands. EDOC’s initial shareholders and its directors and officers have agreed in the Insider Letter Agreement (i) to vote the Founder Shares and any other Ordinary Shares owned by the initial shareholders, and any of EDOC’s directors and officers, in favor of the Business Combination; and (ii) to not redeem any EDOC Ordinary Shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination.

Unless the NTA Proposal is approved, EDOC will complete the Business Combination (or any other proposed initial business combination, if the Business Combination is not completed) only if EDOC has net tangible assets of at least $5,000,001 prior to or upon such consummation.

Redemption Rights

In connection with the Meeting, Public Shareholders (but not EDOC’s Initial shareholders) may seek to exercise redemption rights with respect to their Public Shares, regardless of whether they affirmatively vote for or against the Business Combination, or do not vote at all, for a pro rata share of the funds in the Trust Account. Notwithstanding the foregoing, EDOC’s Initial Shareholders have agreed, pursuant to the Insider Letter Agreement with EDOC, not to exercise their redemption rights with respect to the Founder Shares and shares included in Private Units held by them held by them. Redemption rights of Public Shareholders, if properly exercised in the manner described in this proxy statement/prospectus will be effected under the Existing Organizational Documents and Cayman Islands law. At the Meeting, Public Shareholders have the ability to vote against the Business Combination and not seek redemption of their Public Shares.

Pursuant to the Existing Organizational Documents, a Public Shareholder may request that EDOC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that unless the NTA Proposal is approved, EDOC may not redeem such shares to the extent that such redemption would result in EDOC having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 either prior to or upon the completion of the Business Combination.

A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder:

•        holds Public Shares; and

•        prior to            , Eastern Time on            , 2023 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, EDOC’s Transfer Agent, that EDOC redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.

Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they affirmatively vote for or against the Business Combination Proposal, or do not vote at all, provided that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to EDOC in connection with any redemption election in order to validly redeem such Public Shares.

Any demand for Redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with EDOC’s consent, until the consummation of the Business Combination, or such other date as determined by the EDOC Board. If you delivered your shares for redemption to EDOC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that EDOC’s transfer agent return the shares (physically or electronically). Any corrected or changed written demand of redemption rights must be received by EDOC’s Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Meeting.

Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is EDOC’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, EDOC does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, EDOC will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any EDOC Warrants. Your EDOC Warrants will continue to be outstanding following a Redemption of your Public Shares and will be exchanged for Pubco Warrants and become exercisable in connection with the completion of the Business Combination.

If the Business Combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their Public Shares for the applicable pro rata share of the Trust Account. In such case, EDOC will promptly return any share certificates (if any) and other redemption forms delivered by Public Shareholders.

Limitation on Redemption Rights

In connection with the Business Combination, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking conversion of its shares with respect to more than an aggregate of 15% of the shares sold in the IPO. EDOC believes the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to convert their shares as a means to force us or EDOC’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its conversion rights against an initial business combination if such holder’s shares are not purchased by us or EDOC’s management at a premium to the then-current market price or on other undesirable terms. By limiting EDOC’s shareholders’ ability to convert no more than 15% of the shares sold in the IPO, EDOC believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block EDOC’s ability to complete EDOC’s initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that EDOC has a minimum net worth or a certain amount of cash. However, we would not be restricting EDOC’s shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in the IPO) for or against EDOC’s initial business combination.

Redemption of Public Shares if No Business Combination

If EDOC does not complete a business combination by August 12, 2023 (or such earlier date as determined by the EDOC Board) (unless extended by EDOC shareholders), EDOC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to pay EDOC’s tax obligations and less up to $100,000 to pay any necessary liquidation or dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of EDOC’s remaining shareholders and EDOC’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to EDOC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Prior to such redemption of Public Shares, EDOC would be required to assess all claims that may be potentially brought against us by EDOC’s creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. There can be no assurances that EDOC will properly assess all claims that may be potentially brought against us. As such, EDOC’s shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with EDOC’s search for a target business) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.

Each of EDOC’s initial shareholders have agreed to waive its rights to participate in any liquidation of EDOC’s Trust Account with respect to the Founder Shares or Private Shares. There will be no distribution from the Trust Account with respect to EDOC’s Warrants which will expire worthless.

If we are unable to complete an initial business combination and expend all of the net proceeds of EDOC’s IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share distribution from the Trust Account would be approximately $[9.0] million (based on the Trust Account balance as of March 9, 2023).

The proceeds deposited in the Trust Account could, however, become subject to the claims of EDOC’s creditors which would be prior to the claims of the Public Shareholders. Although EDOC will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against EDOC’s assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of the Public Shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, EDOC’s management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.

Employees

EDOC has two executive officers. These individuals are not obligated to devote any specific number of hours to EDOC matters and devote only as much time as they deem necessary to EDOC’s affairs. EDOC does not intend to have any full-time employees prior to the completion of a business combination.

Legal Proceedings

To the knowledge of EDOC’s management, there is no litigation currently pending or contemplated against EDOC, any of EDOC’s officers or directors in their capacity as such or against any of EDOC’s property.

Directors and Executive Officers

EDOC’s directors and officers are as follows as of the date of this proxy statement/prospectus:

Name	Age	Position
Kevin Chen	44	Chairman of the Board of Directors and Chief Executive Officer
Bob Ai	58	Chief Financial Officer and Director
Gang Li	50	Director
Yan Michael Li	50	Director
Jintao Zheng	46	Director

The experience of EDOC’s directors and executive officers is as follows:

Kevin Chen has been EDOC’s Chairman of the board of directors and Chief Executive Officer since September 2020. Mr. Chen has been serving as Chief Investment Officer and Chief Economist of Horizon Financial, a New York based investment management company that offers cross-border investment solutions to global financial institutions and individuals, since May 2018, where he is responsible for advising clients in investing healthcare facilities in the United States. Since November 2021, Mr. Chen has been a board member of InFinT Acquisition Corporation (NYSE: IFIN.U), a special purpose acquisition company that completed its initial public offering in November 23, 2021. Mr. Chen has also been serving as a board member of Horizon Global Access Fund (Cayman), a segregate portfolio of Flagship Healthcare Properties Fund, a leading U.S. Healthcare REIT, since February 2019. Previously Kevin served as a senior portfolio manager of Credit Agricole/Amundi Asset Management until October 2015, a director of Asset Allocation of Morgan Stanley from August 2004 to August 2008, and a manager of China Development Bank from September 1998 to August 2000. Kevin is Co-Founder and Vice-Chairman of the Absolute Return Investment Management Association of China. Kevin has also been a guest speaker at Harvard University, Fordham University,

Pace University, and IESE Business School. He is a former member of the Adjunct Advisory Committee and former Interim Head of the Private Sector Concentration program of Master of Science in Global Affairs, New York University, and has been an adjunct professor there since 2012. He is a Member of the Economic Club of New York, Co-Chair of the New York Finance Forum, Fellow of the Foreign Policy Association, Member of the Bretton Woods Committee, Editorial Advisory Board Member of the Global Commodity Applied Research Digest (GCARD) at JP Morgan Center for Commodities (JPMCC) at the University of Colorado Denver Business School. Kevin obtained his PhD in Finance from the Financial Asset Management Engineering Center at University of Lausanne, Switzerland in 2005, Master’s degree in Finance, Center for Economic Research, Tilburg University in the Netherland in 2001, and B.A. degree in Economics from the Renmin University of China in China in 1998. We believe Mr. Chen is well qualified to serve as a director due to his experience in financing and investing acquired over the course of his career spent working in financial institutions.

Bob Ai has served as a director of EDOC since November 2020 and as EDOC’s Chief Financial Officer since October 2022. Mr. Ai has served as a managing director of Solebury Trout, which provides investor relations, corporate communications and market access to private and public companies across industry sectors since September 2016. He focuses on Sino-U.S. cross-border banking, strategic consulting services and investor relations. Prior to this, Mr. Ai served as a Managing Director and a Senior Biotech Analyst of WallachBeth Capital, a boutique broker-dealer. From February 2011 to June 2012, he served as Chief Financial Officer of Aoxing Pharmaceutical, an NYSE-listed Chinese specialty pharmaceutical company at the time. He also served as a Principal of Merlin Nexus, a crossover life science private equity firm, from March 2007 to January 2011, and served as a Senior Equity Analyst of Bennett Lawrence and Merlin Biomed Group, both asset management firms. Mr. Ai received his Ph.D. and MBA degrees from Penn State University in in 1992 and 2001, respectively, and did postdoctoral training at the University of Pennsylvania. He has published eight articles in peer-reviewed scientific journals and also won the prestigious Ray Wu scholarship for outstanding Chinese student to study abroad. Bob holds Series 7, 63, 79, 86, and 87 securities licenses and is affiliated with Solebury Capital, a registered broker-dealer. We believe Mr. Ai is well qualified to serve as a director due to his experience in management and investing acquired over the course of his career spent working in asset management firms.

Dr. Gang Li has served as a director of EDOC since November 2020. Dr. Li has been a physician partner and Education Director at the Comprehensive Spine and Sports Center since July 2012, one of the largest pain management and sports medicine center in Silicon Valley, which provides comprehensive and multidisciplinary pain management services. He has also been serving as an adjunct clinical faculty at Stanford University Pain Management Center since July 2013, where he teaches Stanford residents and fellows on the cutting-edge pain management knowledge and techniques. He has published 15 papers in prestigious peer-reviewed international medical journals and 13 abstracts in national and international conferences on topics ranging from pain management, regenerate medicine, healthcare risk stratification to molecular mechanisms and pharmacological intervention for aging, obesity and diabetes. Dr. Li has also been serving as Chief Medical Officer of iHealth Frontier, an innovative start-up focusing on improving the healthcare outcome with healthcare analytics and infrastructure software for ACOs (Accountable Care Organizations) (Medicare and commercial), IPAs (Independent Physician Associations) and commercial payers, while reducing the overall costs. Dr. Li is a board certified, Harvard-trained anesthesiologist and a Stanford-trained interventional Pain Medicine specialist. He completed his anesthesiology residency from Massachusetts General Hospital/Harvard Medical School in 2010 and his fellowship in Multidisciplinary Pain Management at Stanford University School of Medicine in 2011. Prior to the specialty training, he graduated from Peking Union Medical College in China in 1997 with a medical degree. Dr. Li received his PhD degree in neuropharmacology of Aging and metabolic disorders from the University of Florida in 2003. We believe Mr. Li is well qualified to serve as a director due to his experience in management acquired over the course of his career spent working in start-up healthcare companies, and extensive network of entrepreneurial physicians.

Jiuji Yan has served as a director of EDOC since November 2020. Mr. Yan is a software architect and senior software engineer. He has more than 20 years experiences as a developer, architect and senior IT manager in healthcare, insurance and finance industries. Mr. Yan has served as senior software engineer of Smartlink Health Solution and Weill Cornell Medicine since June 2017, focusing on the integration of various IMR/EHR systems and the promotion of healthcare standards. Prior to that, from January 2013 to May 2017, Mr. Yan served as Chief Technology Officer of Wellong eTown International Logistics(hletong.com), an ecommerce platform company in China, where he led a large team of IT professionals to develop a leading logistic platform for financing, transaction and transportation of commodities, and launched over 25 patents to protect the business model, algorithms and new software patterns. Prior to this, Mr. Yan worked for Mount Sinai Medical Center as a senior software specialist from August 2010 to December 2012 where he led a team to design and develop portals for the institution. Earlier in his career, Mr. Yan also worked for Columbia University, Prudential Financial and Country-Wide Insurance Company as software engineer/architect from May 1999 to August 2010. Mr. Yan was a Ph.D. candidate in Chemical Engineering at Polytechnic University. Mr. Yan received his master’s degree in Systems Engineering from New York University in 2009 and a master’s degree in Process Engineering from Chinese Academy of Sciences in 1989. Mr. Yan obtained his bachelor’s degree in chemical engineering from Tsinghua University in 1986. We believe Mr. Yan is well qualified to serve as a director due to his experience in healthcare (particularly in hospital information management system architect), insurance and finance industries.

Yan Michael Li, MD, PhD has served as a director of EDOC since October 2022. Dr. Li is a neurosurgeon and director of Minimally Invasive Brain and Spine Institute (MIBSI), where he has been since July 2020. Since July 2014, Mr. Li has served as Clinical Assistant Professor at UT MD Anderson Cancer Center and has served as Clinical Assistant Professor at SUNY Upstate Medical University since March 2021. Dr. Li specializes in treating complex spine disorders and brain and spine tumors. Since August 2021, he has served as Chief Executive Officer and board director of ExoNanoRNA, LLC, a platform biotechnology company developing a new class of RNA nanotechnology-based therapeutics for cancer, and vaccine. Since December 2016, he has served as the Founder and President of AIH LLC, a smart wearable devices-based Spine and Neuro AI Healthcare and Management Company. Mr. Li received his medical degree from Peking Union Medical College and underwent resident and fellowship training at the State University of New York Upstate Medical University and the Dana-Farber Cancer Institute and Boston Children Hospital at Harvard Medical School. Dr. Li completed neurosurgical oncology fellowship training at The University of Texas MD Anderson Cancer Center in Houston focusing on complex spine tumor surgery. The Company believes that Mr. Li is well qualified to serve on the Board due to his extensive operating, investing and board experience in the health care and health care provider space.

Jintao Zheng has served as a director of EDOC since October 2022. Mr. Zheng is the Founder and President of Delta International Inc., where he has been since July 2002. Mr. Zheng serves as the President, where he is responsible for business development. Since 2016, Mr. Zheng has served as the Founder and President of Brilliant Investment LLC, an investment firm. Since 2004, he has served as the Founder and President of Trinity Distribution Inc., where he was responsible for overseeing budgets, staff, and executives and evaluating the success of the company. From January 2003 to January 2010, Mr. Zheng served as the Chief Executive Officer of Shandong Santao Foods Co., Ltd. Mr. Zheng has over 20 years of experience as a business executive in the International Business Logistic and Supply Chain Management industry. Mr. Zheng graduated from University of Houston with a B.S. in Business Administration and a M.S. in Accountancy. The Company believes that Mr. Zheng is well qualified to serve on the Board due to his financial and accounting expertise as well as his experience in operating and investing in businesses.

No officers or directors have been involved in any legal proceedings that reportable pursuant to Item 401(f) of Regulation S-K.

Number and Terms of Office of Officers and Directors

We have five directors. Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Yan Michael Li, will expire at the first annual general meeting. The term of office of the second class of directors, consisting of Jintao Zheng and Gang Li, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Kevin Chen and Bob Ai, will expire at the third annual general meeting.

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Dr. Michael Yan Li, Mr. Zheng and Dr. Gang Li are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that complies with Nasdaq rules, has been approved by our board of directors and has the composition and responsibilities described below. The charter of each committee is available on our website at https://edocmed.net/governance.

Audit Committee

We have established an audit committee of the board of directors. Gang Li, Yan Michael Li and Jintao Zheng serve as members of our audit committee. Mr. Zheng serves as chairman of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee all of whom must be independent. Each of Gang Li, Yan Michael Li and Jintao Zheng are independent.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Zheng qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Responsibilities of the audit committee include:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. The members of our compensation committee are Yan Michael Li and Gang Li. Gang Li serves as chairman of the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation in executive session at which the Chief Executive Officer is not present;

•        reviewing and approving the compensation of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605€(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who shall participate in the consideration and recommendation of director nominees are Messrs. Li, Zheng and Li. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors also considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in our amended and restated memorandum and articles of association. We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. We have filed our code of ethics and our audit committee and compensation committee charters with the SEC and copies are available on our website at www.edocmed.net. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC reports of beneficial ownership and reports of changes in beneficial ownership in the Company’s securities. Based solely upon a review of Forms 3, 4 and 5, and amendments thereto, filed electronically with the SEC during the year ended December 31, 2022, the Company believes that all Section 16(a) filings applicable to its directors, officers, and 10% stockholders were filed on a timely basis during the year ended December 31, 2022, except that Jintao Zheng and Yan Michael Li each filed one late Form 3.

EDOC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, references to “EDOC,” the “Company,” “our,” “us” or “we” refer to EDOC. References to EDOC’s “management” or EDOC’s “management team” refer to EDOC’s officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the audited condensed financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated on August 20, 2020 as a Cayman Islands corporation and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses (an “initial business combination”). We intend to use the cash proceeds from our IPO and the concurrent private placement (the “Private Placement”) described below as well as additional issuances, if any, of our capital shares, debt or a combination of cash, shares and debt to complete our initial business combination.

We expect to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

We completed the sale of 9,000,000 Public Units at $10.00 per Unit on November 12, 2020. Simultaneous with the closing of the IPO, we completed the sale of 479,000 Private Units at a price of $10.00 per unit in the Private Placement. Of the 479,000 Units, 65,000 units, or the “representative units” were purchased by I-Bankers (and/or its designees).

In addition, our Sponsor agreed, pursuant to a letter agreement to purchase up to 3,750,000 of our rights in the open market at a market price not to exceed $0.20 per right. I-Bankers also agreed to purchase up to 1,250,000 of our rights in the open market at a market price not to exceed $0.20 per right.

On November 9, 2021, our board of directors approved the first extension of the date by which we have to consummate a Business Combination from November 12, 2021, to February 12, 2022. In connection with the extension, the Sponsor deposited into the Trust Account $0.10 for each of the 9,000,000 shares issued in the Public Offering, for a total of $900,000. We issued the Sponsor an interest bearing unsecured promissory note in the principal amount of $900,000 which is payable by us upon the earlier of the consummation of the Business Combination or our liquidation on or before February 12, 2023 (unless such date is extended by our board of directors). Simple interest will accrue on the unpaid principal balance of the Note at the rate of 4% per annum based on 365 days a year. The Note may be repaid in cash or convertible into units consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share equal to (x) the portion of the principal amount of and accrued interest under the Note being converted divided by (y) $10.00 rounded up to the nearest whole number of units.

On February 9, 2022, we held an extraordinary general meeting pursuant to which our shareholders approved extending the date by which the Company had to complete a Business Combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,858 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders. On February 13, 2022, we issued a non-interest-bearing convertible promissory note (the “February 2022 Note”) in the principal amount of up to $750,000 to the Sponsor and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date that the winding up of the Company is effective. Up to $600,000 of the unpaid principal amount of the February 2022 Note may be converted into units of the Company, each unit consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share. As of March 9, 2023, approximately $750,000 was outstanding under the February 2022 Note.

On August 12, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company has to complete a Business Combination from August 12, 2022 to February 12, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 Ordinary Shares. As a result, an aggregate of $6,660,150 (or approximately $10.30 per share) was released from the Trust Account to pay such shareholders. On August 25, 2022, the Company issued a non-interest-bearing promissory note (the “August 2022 Note”) in the aggregate principal amount of up to $202,460 to the Sponsor. The principal amount of the August 2022 Note was permitted to be drawn down in three equal amounts and the balance of the August 2022 Note is payable by the Company on the earlier of the consummation of the Business Combination or the date of the liquidation of the Company. As of March 9, 2023, approximately $202,500 was outstanding under the August 2022 Note.

On October 6, 2022, the Company issued a non-interest-bearing promissory note (the “October 2022 Note”) in the principal amount of up to $500,000 to the Sponsor. The principal balance of the October 2022 Note is payable by the Company on the earlier of the consummation of the Business Combination or the date of the liquidation of the Company. As of March 9, 2023, $500,000 was outstanding under the October 2022 Note.

On November 16, 2022, the Company issued a non-interest-bearing promissory note (the “November 2022 Note”) in the principal amount of up to $303,994 (the “November Extension Funds”) to our Sponsor, pursuant to which the November Extension Funds will be deposited into the trust account for each Public Share that was not redeemed in connection with the Company’s termination date from August 12, 2022 to February 12, 2023. The principal amount of the November 2022 Note was permitted to be drawn down in three equal amounts and the balance of the November 2022 Note is payable by the Company on the earlier of the consummation of the Business Combination or the date of the liquidation of the Company. As of March 9, 2023, there was $303,994 outstanding under the November 2022 Note.

On January 10, 2023, EDOC issued a promissory note (the “January 2023 Note”) in the principal amount of up to $450,000 to the Sponsor. The January 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. A portion of the funds borrowed from the January 2023 Note were utilized to pay the November Extension Funds into the Trust Account. As of March 9, 2023, approximately $450,000 was outstanding under the January 2023 Note.

As of December 31, 2022, we had marketable securities held in the Trust account for the benefit of the Company’s public shareholders of $21,319,155 (including $303,257 of interest earned since the IPO, net of $46,066 of interest paid for share redemptions, and $1,102,460 from the Trust extension payments). The trust fund account is invested in interest-bearing U.S. government securities and the income earned on those investments is also for the benefit of our public shareholders.

On February 9, 2023, EDOC’s shareholders approved the extension of the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023 (or such earlier date following as determined by the EDOC Board). In connection with the approval of the extension, shareholders elected to redeem an aggregate of 1,172,247 EDOC Class A Ordinary Shares. As a result, an aggregate of $12.5 million (or approximately $10.70 per share) was released from the Trust Account to pay such shareholders and 854,378 Public Shares were issued and outstanding on February 14, 2023. In connection with the Extension Amendment, on February 14, 2023, EDOC issued a promissory note (the “February 2023 Note”) in the aggregate principal amount of up to $256,313.40 (the “February 2023 Extension Funds”) to the Sponsor, pursuant to which the Sponsor agreed to provide EDOC with equal installments of the February 2023 Extension Funds, or $42,718.90 ($0.05 per remaining Public Share) to be deposited into the Trust Account for each month in which the date by which EDOC must consummate its initial business combination is extended, from February 12, 2023 until August 12, 2023. As of March 9, 2023, a sum of $42,718.90 has been drawn down on the February 2023 Note and deposited into the Trust Account to cover the first month of the extension.

Our management has broad discretion with respect to the specific application of the net proceeds of IPO and the Private Placement, although substantially all of the net proceeds are intended to be applied generally towards consummating a Business Combination.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities, those necessary to prepare for our Initial Public Offering and identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conduct due diligence on prospective initial business combination candidates.

For the year ended December 31, 2022, we had a net loss of $7,686,390 consisting of formation and operating costs of $2,544,984 affected by interest expense of $36,102 and transaction cost of shares transferred to backstop investors of $5,739,976 and offset by interest earned on marketable securities held in trust of $314,155 and change in fair value in warrant liabilities of $180,581 and change in fair value of convertible promissory note of $139,936.

For the year ended December 31, 2021, we had a net loss of $899,880 consisting of formation and operating costs of $1,798,098 affected by interest expense of $5,027 and change in fair value of convertible promissory note of $70,297 and offset by interest earned on marketable securities held in Trust of $20,868 and change in fair value in warrant liabilities of $952,674.

Recent Developments

As previously reported by EDOC in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, on February 2, 2022, EDOC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edoc Merger Sub Inc, and Calidi Biotherapeutics, Inc. (“Calidi”). On August 11, 2022, EDOC received written notice from Calidi that it had terminated the Merger Agreement pursuant to the terms thereof and the parties have no further obligations thereunder. As a result of the termination of the Merger Agreement, the Merger Agreement is of no further force and effect, and certain agreements entered into in connection with the Merger Agreement, including but not limited to, the Voting Agreement and Lock-Up Agreement, are also no further force and effect.

For additional information, refer to EDOC’s Current Report on Form 8-K, filed with the SEC on August 12, 2022.

On February 2, 2022, EDOC entered into share purchase agreements (collectively, the “Forward Share Purchase Agreements”) with certain backstop arrangements with Sea Otter Securities, Stichting Juridisch Eigendom Mint Tower Arbitrage Fund, Feis Equities LLC, Yakira Capital Management, Inc., Yakira Enhanced Offshore Fund and Yakira Partners LP, MAP 136 Segregated Portfolio and Meteora Capital Partners, LP (collectively, the “Backstop Investors”), pursuant to which the Backstop Investors agreed not to redeem certain Edoc shares (the “Backstop Shares”) in connection with EDOC’s shareholder meeting to approve an extension of the date by which EDOC has to consummate an initial business combination from February 12, 2022 to August 12, 2022 (the “February 2022 Extension”) and EDOC’s initial business combination. Pursuant to the Forward Share Purchase Agreements, the Backstop Investors agreed to hold such shares until the three-month anniversary of the consummation of EDOC’s initial business combination, at which time they will each have the right to sell them to the combined entity, after giving effect to EDOC’s initial business combination (the “Combined Company”) for a price of $10.42 per share, or will sell them during such time period at a market price of at least $10.27 per share (with a premium of $0.05 per share to be paid by the Combined Company for each Backstop Share sold by a Backstop Investor during the one-month period following the closing of EDOC’s initial business combination). The Forward Share Purchase Agreements provide that, following the closing of EDOC’s initial business combination, EDOC will deposit into escrow accounts the aggregate cash amount necessary to purchase the shares held by the Backstop Investors, up to $22,924,000. As a result, these amounts deposited into the escrow accounts will not be available to the Combined Company unless and until any of the Backstop Investors sell such shares in the market. If the Backstop Investors sell such shares during the one-month period following the closing of EDOC’s initial business combination at a sales price that is greater than $10.27 per share, then Combined Company shall pay to each selling investor a premium of $0.05 per share sold. If the Backstop Investors sell shares to the Combined Company on the three-month anniversary of the closing of EDOC’s initial business combination, the repurchase price payable by the Combined Company for such shares from the escrow accounts established for this purpose shall be $10.42 per share.

In consideration of the Backstop Investors’ agreements with regard to Public Shares pursuant to the Forward Share Purchase Agreements, the Sponsor (or its designees) agreed to transfer an aggregate of 338,907 Founder Shares (the “Backstop Transferred Founder Shares”) to the Backstop Investors. Additionally, if EDOC’s initial business combination has not consummated by May 12, 2022, then for each monthly period from May 12, 2022 until August 12, 2022 that EDOC’s initial business combination has not closed, EDOC shall cause to be paid to the Backstop Investors, at EDOC’s discretion, either (i) a cash amount of $0.05 per share not redeemed by the Backstop Investors, for an aggregate of up to $0.15 per share, or (ii) or 0.034 Backstop Transferred Founder Shares per share not redeemed by the Backstop Investors in connection with the extraordinary general meeting of EDOC shareholders in connection with the

February 2022 Extension, to be transferred by the Sponsor (or its designees), for an aggregate of up to 0.1027 Backstop Transferred Founder Shares per share. Such payment(s) will be made within five (5) business days following each of May 12, 2022, June 12, 2022, and July 12, 2022, to the extent that EDOC’s initial business combination has not closed by such dates. As of July 22, 2022, 225,940 additional Backstop Transferred Founder Shares were transferred by the Sponsor to the Backstop investors. EDOC recognized $783,966 and $5,739,976 of finance costs for the three and nine months ended September 30, 2022, for the transfer of shares associated with the agreement in the statements of operations of the condensed financial statements. The Backstop Agreements expired on August 12, 2022, in accordance with their terms.

On March 7, 2023, EDOC issued an aggregate of 1,685,152 EDOC Class A Ordinary Shares to the Sponsor, upon the conversion of an equal number of EDOC Class B Ordinary Shares, held by the Sponsor. Additionally, on March 7, 2023, EDOC issued an aggregate of 564,847 Class A Ordinary Shares to the Backstop Investors upon the conversion of an equal number of the EDOC Class B Ordinary Shares held by the Backstop Investors (collectively, the “Conversion”).

The EDOC Class A Ordinary Shares issued in connection with the Conversion are subject to the same restrictions as applied to the EDOC Class B Ordinary Shares before the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described in the prospectus for the Company’s initial public offering.

Liquidity and Capital Resources

As of December 31, 2022, we had cash outside the Trust Account of $13,726 available for working capital needs. All remaining cash held in the Trust Account is generally unavailable for our use, prior to an initial business combination, and is restricted for use either in an initial business combination or to redeem EDOC Ordinary Shares. As of December 31, 2022 and December 31, 2021, none of the amount in the Trust Account was available to be withdrawn as described above.

For the year ended December 31, 2022, cash used in operating activities was $1,459,672. Net loss of $7,686,390 was affected by accrued interest on promissory note of $36,102, transaction cost of shares transferred to backstop investors of $5,739,976, change in fair value in warrant liabilities of $180,581, change in fair value in convertible promissory note of $139,936 and interest earned on marketable securities held in the Trust Account of $314,155. Changes in operating assets and liabilities provided $1,085,312 of cash for operating activities.

For the year ended December 31, 2021, cash used in operating activities was $777,332. Net loss of $899,880 was affected by accrued interest on promissory note of $5,027, change in fair value of convertible promissory note of $70,297, interest earned on marketable securities held in the Trust Account of $20,868 and change in fair value in warrant liabilities of $952,674. Changes in operating assets and liabilities provided $1,020,766 of cash for operating activities.

Through December 31, 2022, our liquidity needs were satisfied through receipt of $25,000 from the sale of the founder shares, the remaining net proceeds from the IPO and the sale of private units, and the Sponsor Notes.

Until the consummation of an initial business combination, EDOC will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the initial business combination. EDOC will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. EDOC’s Sponsor, officers and directors may, but are not obligated to, loan EDOC funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet EDOC’s working capital needs. Accordingly, EDOC may not be able to obtain additional financing. If EDOC is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

On November 10, 2021, EDOC issued an interest-bearing convertible promissory note (the “November 2021 Note”) to the Sponsor in the amount of $900,000 which is payable by EDOC upon the earlier of the consummation of EDOC’s initial business combination or the liquidation of EDOC on or before February 12, 2023 (unless such date is extended by EDOC’s board of directors). The November 2021 Note may be repaid in cash or convertible into units consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share equal to (x) the portion of the principal amount of and accrued interest under the note being converted divided by (y) $10.00 rounded up to the nearest whole number of units. As of December 31, 2022, $900,000 was outstanding on the November 2021 Note and the fair value of the note, including accrued interest, was $842,069.

On February 13, 2022, EDOC issued a non-interest-bearing convertible promissory note (the “February 2022 Note”) in the principal amount of up to $750,000 to the Sponsor and is due and payable upon the earlier to occur of (i) the date on which EDOC consummates its initial business combination and (ii) the date that the winding up of EDOC is effective. Up to $600,000 of the unpaid principal amount of the February 2022 Note may be converted into units of EDOC, each unit consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share. As of March 9, 2023, approximately $750,000 was outstanding under the February 2022 Note.

On August 25, 2022, EDOC issued a promissory note (the “August 2022 Note”) in the aggregate principal amount of up to $202,460 to the Sponsor (the “August Extension Funds”). The August Extension Funds, which (ii) equated to $0.033 per remaining Public Share, for each calendar month (commencing on August 12, 2022 and on the 12th day of each subsequent month) until November 12, 2022; and (ii) thereafter was increased to $0.05 for each Public Share that is not redeemed, for each calendar month (commencing on November 12, 2022 and on the 12th day of each subsequent month) until February 12, 2023, that is needed to complete an initial business combination. The principal amount of the August 2022 Note was permitted to be drawn down in three equal amounts and the balance of the August 2022 Note is payable by EDOC on the earlier of the consummation of EDOC’s initial business combination or the date of the liquidation of EDOC. As of March 9, 2023, approximately $202,500 was outstanding under the August 2022 Note.

On October 6, 2022, EDOC issued a non-interest-bearing promissory note (the “October 2022 Note”) in the principal amount of up to $500,000 to the Sponsor, which was provided to EDOC for working capital purposes. The principal balance of the October 2022 Note is payable by EDOC on the earlier of the consummation of EDOC’s initial business combination or the date of the liquidation of EDOC. As of March 9, 2023, $500,000 was outstanding under the October 2022 Note.

On November 16, 2022, EDOC issued a promissory note (the “November 2022 Note” and together with the November 2021 Note, the February 2022 Note, the August 2022 Note, the January 2023 Note and the February 2023 Note, the “Sponsor Notes”) in the aggregate principal amount of up to $303,993.75 (the “November Extension Funds”) to the Sponsor, pursuant to which the November Extension Funds will be deposited into the Trust Account for each Public Share that was not redeemed in connection with the extension of the Company’s termination date from August 12, 2022 to February 12, 2023. The principal amount of the November 2022 Note was permitted to be drawn down in three equal amounts and the balance of the November 2022 Note is payable by the Company on the earlier of the consummation of EDOC’s initial business combination or the date of the liquidation of the Company. As of March 9, 2023, there was $303,994 outstanding under the November 2022 Note.

On January 10, 2023, EDOC issued a promissory note (the “January 2023 Note”) in the principal amount of up to $450,000 to the Sponsor. The January 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. A portion of the funds borrowed from the January 2023 Note were utilized to pay the November Extension Funds into the Trust Account. As of March 9, 2023, approximately $450,000 was outstanding under the January 2023 Note.

On February 9, 2023, EDOC’s shareholders approved the extension of the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023 (or such earlier date following as determined by the EDOC Board). In connection with the approval of the extension, shareholders elected to redeem an aggregate of 1,172,247 EDOC Class A Ordinary Shares. As a result, an aggregate of $12.5 million (or approximately $10.70 per share) was released from the Trust Account to pay such shareholders and 854,378 Public Shares were issued and outstanding on February 14, 2023. In connection with the Extension Amendment, on February 14, 2023, EDOC issued a promissory note (the “February 2023 Note”) in the aggregate principal amount of up to $256,313.40 (the “February 2023 Extension Funds”) to the Sponsor, pursuant to which the Sponsor agreed to provide EDOC with equal installments of the February 2023 Extension Funds, or $42,718.90 ($0.05 per remaining Public Share) to be deposited into the Trust Account for each month in which the date by which EDOC must consummate its initial business combination is extended, from February 12, 2023 until August 12, 2023 (or such earlier date as determined by the EDOC Board). As of March 9, 2023, a sum of $42,718.90 had been drawn down on the February 2023 Note and deposited into the Trust Account to cover the first month of the extension.

Off-Balance Sheet Financing Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

As of December 31, 2022, we did not have any long-term debt, capital or operating lease obligations.

We entered into an administrative support agreement (“Administrative Support Agreement”) pursuant to which agreed to pay our sponsor for office space and secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month. Effective March 31, 2021, we entered into a termination agreement with our sponsor (the “Termination Agreement”) to terminate the Administrative Support Agreement (and any accrued obligations pursuant thereto). Since our initial public offering, we have not made any payments under the Administrative Support Agreement and have paid for services rendered and expenses advanced by our sponsor on an as-needed basis.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15.

We account for the Public Warrants, Private Warrants, Rights and Representative Warrants (as defined in Note 5, 6 and 8) collectively (“Warrants”), as either equity or liability-classified instruments based on an assessment of the specific terms of the Warrants and the applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the Warrants meet all of the requirements for equity classification under ASC 815, including whether the Warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance of the Warrants and as of each subsequent quarterly period end date while the Warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, such warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, such warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations.

We account for the Private Warrants, Rights and Representative’s Warrants in accordance with ASC 815-40 under which the Warrants and FPAs do not meet the criteria for equity classification and must be recorded as liabilities. The fair value of the Private Warrants, Rights and Representative’s Warrants has been estimated using the Monte Carlo simulation model.

We evaluated the Public Warrants in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and concluded that they met the criteria for equity classification and are required to be recorded as part a component of additional paid-in capital at the time of issuance.

Convertible Promissory Note

The Company accounts for its convertible promissory note under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory note. Using fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory note in the statements of operations. The fair value of the conversion feature of the note was valued utilizing the Monte Carlo model.

Class A Ordinary Shares Subject to Possible Redemption

We account for the Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. On February 9, 2022, we held an extraordinary general meeting pursuant to which our shareholders approved extending the date by which we had to complete a Business Combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,858 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders. On August 12, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company has to complete a Business Combination from August 12, 2022 to February 12, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 Ordinary Shares. As a result, an aggregate of $6,660,150 (or approximately $10.30 per share) was released from the Trust Account to pay such shareholders. Accordingly, as of December 31, 2022 and December 31, 2021, 2,026,625 and 9,000,000 shares of Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our balance sheets.

Net Loss Per Ordinary Share

The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of stock. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net loss per ordinary share is computed by dividing the pro rata net loss between the Class A ordinary shares and the Non-redeemable Class A and Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted loss per ordinary share does not consider the effect of the warrants and rights issued in connection with the IPO since the exercise of the warrants and rights are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants and rights are exercisable for 6,137,400 shares of Class A ordinary shares in the aggregate.

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Our management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our offering or until we are no longer an “emerging growth company,” whichever is earlier.

Factors That May Adversely Affect our Results of Operations

Our results of operations and our ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in Ukraine. Nevertheless, we cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial Business Combination.

BUSINESS OF AOI

Unless the context otherwise requires, references in this “Business of AOI” section to “we,” “us,” “our,” and similar first-person references are intended to mean the business and operations of AOI and its consolidated subsidiaries taken as a whole prior to the Business Combination and Pubco and its consolidated subsidiaries taken as a whole following the Business Combination.

Overview

AOI is an Australian proprietary company that, directly and indirectly through its subsidiaries, is focused on the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. AOI believes that transitioning from a fossil fuel economy to a renewable and chemical free economy is the solution to many health problems the world is facing presently. To that end, AOI is committed to working with suppliers and customers to eliminate chemicals from the edible oil production and manufacturing systems to supply quality products such as non-GMO oilseeds and organic and non-organic food-grade oils to customers globally. Over the past 20 years, AOI has grown to be the largest cold pressing oil plant in Australia, pressing strictly GMO free conventional and organic oilseeds.

Key Features

FARM GATE TO PLATE
NON -GMO and Cold pressed Premium quality healthy cooking vegetable oil
Chemical free processing
Long-term resilient and transparent supply chain
Promising growth opportunities in Canola Oilseed Industry domestically and globally
Job creation and sustainable economic development
High protein plant-based meat and meal for feed stock industry
Carbon Neutral Venture
Regenerative/ Sustainable farming practices

AOI has a grower contract base for oilseeds made up of local and regional farmers and shareholders in New South Wales committed to sustainable, renewable and organic farming. AOI’s farmers employ regenerative farming practices such as conservative tillage and minimal use of chemicals and fertilizer to grow produce with no residue and increase carbon sequestration, thereby pulling more carbon from the atmosphere and sequestering higher carbon amounts in the soil. These contracts provide for oilseeds on a fixed acre or hectare contract basis as well as standard tonnage contracts for oil seeds. AOI’s non-conventional farming methods are in contrast to the manner that the majority of our food is grown, which traditional agriculture systems, we believe, are degenerative, damaging the planet’s ecosystem at an alarming rate through loss of topsoil, loss of biodiversity, desertification, habitat destruction, and air and water pollution; thus, degenerative agriculture is also a large contributor to climate change.1

The non-GMO chemical free oilseeds are then cold pressed, filtered and bottled into organic and non-organic food-grade oils, vegetable protein meals and supplements in stock feed rations. Cold pressing involves pressing and grinding the oilseeds without the use of chemicals and solvents at temperatures below 50 degrees Celsius, which results in oil and meals that retain nutritional values, antioxidants and healthy omega fatty acids2. AOI works with various marketers and distributors to sell its products in the Australian retail and selected export markets. AOI does business in Australia, New Zealand, Japan, and the United States through the trademark “Good Earth Oils”. Moreover, AOI’s business strategy is aligned with the United Nations (“UN”) Sustainable Development Goals (“SDGs”), tracking, and improving on metrics within target UN SDGs, as seen in the following diagram:

AOI’s Business Model in alignment to UN’s Sustainable Development Goals

AOI believes that to make a true impact, they must materially advance progress towards meaningful environmental, social, and governance goals, and even further advance the fulfillment of the UN SDGs3 — giving due consideration to the potential impact pathways for a given investment. The UN SDGs can only be realized with strong global partnerships and cooperation, which underpin the vision of AOI since its inception. The SDGs identified by the United Nations provide a common pathway for a better and more sustainable future.

AOI believes that the SDGs in business is good business as they work in the spirit of partnership and pragmatism to make proper choices now to improve life, in a sustainable way, for future generations by providing clear guidelines and targets for all countries to adopt in accordance with their own priorities and the environmental challenges of the world at large.4

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1        See Frontiers | Agriculture’s Contribution to Climate Change and Role in Mitigation Is Distinct From Predominantly Fossil CO2-Emitting Sectors (frontiersin.org)

2           See Introduction to cold pressed oils: Green technology, bioactive compounds, functionality, and applications (January 2020) by Mohamed Fawzy Ramadan Hassnien.

3         See https://sdgs.un.org/goals.

4        How 17 Companies Are Tackling Sustainable Development Goals (and Your Company Can, Too) — SDGfunders

The Business Opportunity

Health Benefits.    Oilseeds are rich in various phytochemicals such as phenolic compounds, flavonoids, tocopherols, tocotrienols, polyphenols, vitamins, minerals, protein, and fiber and are used in healthy vegetable oils, livestock feeds, medicines, biofuels, and other oleochemical industrial purposes. Oilseeds are also a rich source of oil and fatty acids, and are cholesterol free all of which are often employed in the extraction of oil.

Vegetable oil is an invaluable product used throughout the world. Cottonseed oil is cooking oil made from the seeds of Gossypium hirsutum and gossypium herbarium cultivated for cotton plants, especially cotton fibre and animal feed, and like other oilseeds, such as sunflower seeds, cotton seeds have an oily core surrounded by a hard outer shell. Oil is removed from the grain during processing. Oil is also extracted from soybean to use as a vegetable oil, which is the second most consumed oil. Soybean is used for extracting oil and for consumption as a seed legume in human diet. Soybean meal is an important component of formulated poultry and fish meals. Soybean protein is referred to as a “complete protein” due to its amino acid content. Soybean protein is well-known for its nutritional significance in the treatment of heart disease and diabetes.5

Oilseed composition has been studied extensively, but recently has been thoroughly investigated especially focusing on the phytochemicals representing the minor components; this interest is connected with the activity of such compounds against cardiovascular diseases, lipid oxidation, protein cross-linking and DNA mutations and homeostasis function, which prevent the attack of biomolecules by free radicals.6

From phytosterols to polyphenols, fat to polyphenols, many of the characteristic components of oilseeds are known to have positive effects on health, capacity and well-being, and can be used to design functional foods. Vegetables, fruits and nuts, all rich in phenols, flavonoids, isoflavonoids, phytosterols and phytic acid — essential bioactive compounds, provide considerable health benefits7 such as alleviating major diseases and health conditions representing the highest causes of death worldwide, including cardiovascular disease, cancer, diabetes, neurodegenerative diseases, and aging. We believe that these ameliorative characteristics will continue to drive the demand for AOI’s products.

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5        See Oilseed Market Size, Growth, Trends, Growth, Report 2022-2030 (precedenceresearch.com)

6        See Oilseeds as Functional Foods: Content and Composition of Many Phytochemicals and Therapeutic Alternatives | IntechOpen

7        See Oilseeds as Functional Foods: Content and Composition of Many Phytochemicals and Therapeutic Alternatives | IntechOpen

Global Market Demand.    The global oilseeds market in 2022 is estimated at $264.87 billion worldwide and is expected to grow to $340.44 billion by 2026 at a compound annual growth rate (“CAGR”) of 5.7%, is projected to be worth $385.45 billion by 20308 and projected to be worth $385.45 billion by 2030. The growing usage of oilseeds in animal feed, as well as the need for healthy and organic oilseed-processed goods, public-private collaborations in varietal development, and molecular breeding in oilseeds, are expected to propel the growth of the oilseed market.

AOI believes that Australian-derived non-GMO oils are in high demand in Europe and other countries, in contrast to Canadian canola oil which is mostly genetically modified in order to be tolerant to herbicides.9 We believe that the global demand for healthier, natural and chemical-free food products opens avenues for domestic and international economic activity and AOI is an example of this trend. AOI intends to address this increased global demand for sustainable premium cold-pressed and non-GMO products by expanding its existing cold-pressing capacity from 40,000 metric tons to 80,000 metric tons per annum. AOI is also looking to establish a multi-seed crushing plant at Emerald, Queensland with a projected cold-pressing capacity of 80,000 metric tons per annum by the end of 2023 in order to market itself as the largest cold-pressed player in the APAC region.

According to a 2022 study by Precedence Research, the market is accelerating, as the production of soybean oil has increased as a result of its demand by the population due to its nutritional value.

Sunflower Oil

Sunflower seeds are used for the purpose of producing sunflower oil. Sunflower oil is extensively used as frying oil in food and as a lubricant in cosmetic applications. It contains linoleic acid, a polyunsaturated fat and oleic acid, a monounsaturated fat. It also consists of large amounts of Vitamin E. Unrefined sunflower oil is used as a salad dressing in Eastern European cuisines, as it contains omega-6 fatty acids and is very nutritious. Sunflower butter contains sunflower oil as well. When sunflower oil is extracted, the crushed seeds are left behind, which are high in

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8        See Oilseeds Global Market Report 2022 by The Business Research Company.

9        See Canola | CBAN

protein and dietary fiber and can be utilized as animal feed, fertilizer, or fuel. PEG-10 sunflower glycerides are the polyethylene glycol derivatives of mono- and diglycerides generated from sunflower seed oil with an average of 10 moles of ethylene oxide and are a pale yellow liquid with a “slightly fatty” odor.

Sunflower glycerides PEG-10 are widely utilized in cosmetic compositions. When mixed with diesel in the tank, sunflower oil can be utilized to run diesel engines. In frigid temperatures, viscosity is enhanced due to the high quantities of unsaturated fats. Because it is a rich source of oil, ash calcium, carbohydrate and protein, the sunflower segment in this market is expected to grow at the quickest rate. Sunflower seeds are widely employed in the feed business as sunflower meal, which is increasingly being used as an alternative for soybean meal due to price considerations.

Rapeseed Oil

Canola, or rapeseed oil, is produced by Rapeseed, which is also known as rape or colza, which is a mustard plant cultivated for its seeds. Canola oil is multifarious in nature, as it is used for cooking, as a soap and margarine ingredient, and as a lamp fuel (colza oil). Jet engines use the liquefied form of the oil to lubricate and can also be converted to biodiesel.

Fodder is produced, as a result of the seeds which are left over after oil extraction. The plant can be used as a green manure and cover crop. After soybean and palm oil, rapeseed was the world’s third-largest source of vegetable oil in 2000. After soybean, it is the world’s second-largest source of protein meal. Rapeseed meal is produced as a by-product of the oil extraction process. A high-protein animal feed is produced as a by-product, which is competitive with soybean. The feed is mostly used for cattle, although it is also used for pigs and fowl. Natural rapeseed oil, on the other hand, includes 50% erucic acid and large quantities of glucosinolates, lowering the nutritional value of rapeseed press cakes for animal feed.

The Precedence Research study also concluded that oilseeds used as a vegetable oil are not only high in protein, but also high in concentrated energy. The expanding demand for vegetable oils in an ever-increasing number of homes is driving demand for oilseeds. Furthermore, the growing need for biofuels in both developing and developed countries is propelling the oilseeds market forward. To meet the increasing demand for oil around the world, farmers are increasingly turning to oilseeds to boost productivity.

In the commercial sector, oilseeds are high in demand because of its various applications such as oilseeds like sunflower as a type of moisturizer in cosmetic products. Oilseeds are India’s second-largest agricultural export after food grains. According to Precedence Research, as people increasingly prioritize their health, they are choosing vegetable oil over animal fat. Linseed Oil, in addition to different vegetable oils, are extensively used for manufacturing of paints, varnishes, and lubricants. Oil-cake is used to feed cows and also as a fertilizer for vegetation which includes cotton, tobacco, tea, and sugarcane. Oilseeds are also extensively utilized in the automobile sector as a source of fuel. For example, sunflower oil is used in diesel engines to run it when mixed with diesel in the tank. In the automobile paint industry, castor seed oil has been evaluated as a plasticizer and film forming. The seed meal had a low moisture content, making it ideal for glossy auto paint.

Industry Overview

The global oilseeds market size was valued at approximately $268.24 million in 2022 and is estimated to reach approximately $385.45 million by 2030 according to Prudence Research.

Oilseeds are grown primarily for obtaining oil. The major sources of edible oils are copra, cottonseed, palm kernel, peanut, rapeseed, soybean and sunflower seed. Oil is extracted either by mechanical extraction processes in oil mills or by chemical extraction using solvents. For example, the oil content in seeds ranges from 20% for soybean and 40% for sunflowers and rapeseed. After the extraction process, the crushed seeds are further processed into animal feeds.

In 2020, the soybean segment accounted for approximately three-fifths of the global oilseed market in terms of volume. The market is expected to grow significantly due to an increase in the consumption of soybeans which are used in the production of edible oils, fatty acids, soaps, biodiesels, and animal feed; increases in the production of soybeans in Brazil, Argentina, and other countries; a surge in the global population which has led to increases in demand for edible oils for preparing food products; and supportive government policies to increase agricultural production of oil fuel and advancements in seed technologies and biotech traits, such as herbicide and insecticide resistance. The outbreak of COVID-19 has also positively impacted the overall growth of the oilseeds market as more people consume and produce meals at home relying on edible oils to cook healthier food.10

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10      See https://theconversation.com/covid-19-reshaped-the-way-we-buy-prepare-and-consume-food-193069

The oilseeds market is segmented by oilseed type, product, breeding type, biotech trait and region. On the basis of oilseed type, the market is categorized into copra, cottonseed, palm kernel, peanut, rapeseed, soybean and sunflower seed. By product, it is bifurcated into animal feed and edible oil. Depending on breeding type, the market is segregated into genetically modified and conventional. On the basis of biotech trait, the market is bifurcated into herbicide tolerant, insecticide resistant and other stacked traits. Region wise, the market is analyzed across North America (the U.S., Canada, and Mexico), Europe (Germany, the Netherlands, Spain, France, Italy, the UK, Russia, Ukraine and the rest of Europe), Asia-Pacific (China, India, Japan, Indonesia, South Korea and the rest of Asia-Pacific), and LAMEA (Brazil, Argentina, Paraguay, South Africa and the rest of LAMEA).

The Non-GMO Market Size and Opportunity

“Non-GMO” food products means that the genetic makeup of the plants and animals is not altered for food production. According to Technavio, a leading market research and advisory company, the non-GMO foods market size is expected to grow by USD$1.03 billion from 2020 to 2025. In addition, Technavio’s July 14, 2022 report projects that the non-GMO foods market will accelerate at a CAGR of 13.74% between 2020 to 2025. The global non-GMO food market size reached USD$1.9 billion in 2021 and is expected to reach US$4.0 billion by 2027.11

AOI’s Products and Strategy

AOI produces organic food-grade oils and vegetable protein meals by means of cold pressing extraction from chemical and GMO-free oilseeds. AOI’s vegetable oils include unrefined canola oil, premium canola oil, extra filtered canola oil, RBD canola oil, safflower oil, sunflower oil, RBD sunflower oil, soyabean oil, linseed oil, extra virgin olive oil. AOI’s protein meals include organic and non-organic cold pressed canola, sunflower, safflower, soybean and linseed meals. The protein meals are the co-product of cold pressing extraction and are predominately used as a supplement in stockfeed rations. The meals are also used in rations for the protein, amino acids, fiber and fat depending on dietary requirements.

Premium AOI products include:

•        Cold pressed Canola oil

•        Cold Pressed Soya bean oil

•        Sunflower Oil

•        Cold Pressed Canola Meal

•        Plant Based Proteins

•        Sunflower Meal

Approximately 87% of AOI’s sales in fiscal 2022 resulted from its food-grade oils while 13% of its sales were from its protein meals. AOI processes and sells high quality protein meal for the agricultural market (including the feedstock industry) and is leveraging this by-product to expand into the plant-based meats and proteins markets. The Cootamundra facility is capable of crushing canola, safflower and sunflower seeds with a current processing capacity of more than 40,000 metric tons per annum. Edible oils and protein meal serve as the largest outlet for oilseed derivative products. The food industry demands healthy oils for cooking and dining. A key example being Canola Oilseed — in which Australia produces over 15-20% of the global Canola seed trade. Australian oilseed production, due to relative proximity and high-quality output, are well-placed to supply the rapidly expanding consumer export markets of the Asia-Pacific as well as satisfy increased domestic demands.

AOI enters into standard sales contracts with customers for the purchase of these products, which detail the duration and amount of the product to be delivered during the course of the contract, compliance with applicable government regulations and tax payment obligations.

AOI intends to address the increased global demand for sustainable premium cold-pressed and non-GMO products by expanding its existing cold-pressing capacity from 40,000 metric tons to 80,0000 metric tons per annum. AOI is also working with the Queensland state government to establish a multi-seed crushing plant at Emerald, Queensland with a projected cold-pressing capacity of 80,000 metric tons per annum by the end of 2023 in order to market itself as the largest cold-pressed player in the APAC region.

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11      See Canola | CBAN

AOI’s Manufacturing Process

AOI’s cold pressing oil plant is currently the largest in Australia and has seed processing capacity of up to 40,000 metric tons per annum. “Cold pressing” refers to oils obtained through pressing and grinding oilseeds without the use of chemicals or solvents at temperatures that do not exceed 122°F (50°C) and produces high energy canola meal used in stock feed by most species of animals worldwide. As a result of cold pressing, oil and meal retain most of their nutritional values, antioxidants and healthy omega fatty acids (including omega 3 and omega 6) and, including Polyunsaturated fatty acids (linoleic acid) that lower serum cholesterol and .contain zinc and vitamins like vitamin A, C, E, D lecithin, potassium, bioflavonoids and phenols, which help in lowering cholesterol levels in the blood, protecting the liver from oxidative damage, and suppressing oxidative stress.12 Moreover, cold pressing methods is safer as they avoid the use of Solvents like hexane and petroleum ether that can have deleterious effects on the human body if the solvent plus oil mixture is not properly processed. Hexane can cause depression of the central nervous system and dermatitis. Cold-pressed oils do not utilize such harmful chemicals for production.13

Oilseed Extraction via Cold Pressing

Research and Development

AOI was established in 1991 by community based growers, leaders and investors and commissioned its first oilseed processing plant in 1992, crushing more than 2,000 metric tons. Continuous research and development of methodology has resulted in seed processing capacity of more than 36,000 metric tons per annum notwithstanding using cold pressing methods that produces guaranteed non-GMO products.

AOI continually engages in research and development on the improvement of cold pressed oil extraction from safflower, sunflower and other oilseeds, plant-based meats and the usage of canola as an ingredient.

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12      Cold-pressed oils VS Hot-pressed oils: Which one is better for your health? | TheHealthSite.com

13      Cold Pressed Oils health benefits (yashkri.com)

Additionally, AOI is the first oil processing plant in Australia to partially adopt renewable solar energy along with electricity to run the plant concurrently. The plant currently abates 55.3 metric tons of CO2 (per month) with 568 kilowatt peak solar power. AOI is aiming to run the oil processing plant entirely on renewable energy furthering its UN SDG goals.

Actual Photo of AOI’s Cootamundra, Australia Facility Including its Solar Panels

Sales and Marketing

During the year ended June 30, 2022, AOI had sales revenue of AUD$24,911,848 and gross profits of AUD$6,114,307.

AOI markets its products to wholesale distributors, such as Costco in Australia and New Zealand, and also directly to customers. AOI’s marketing reflects its pride in using clean, renewable energy through cold-pressing techniques resulting in no chemicals or preservatives in its products.

AOI believes it will be able to gain market acceptance in light of cold pressed vegetable oils free of GMOs and particularly that it will be a strong alternative choice to meet the growing international demand from countries such as the United States, Japan, Europe and other regions for non-GMO and chemical free food graded oil and protein materials, especially as world oilseed consumption is increasing. Rising incomes continue to lift Chinese demand for meat, and subsequently for high-protein animal feed such as soybean meal. In the short term, more Chinese soybean consumption is expected to be sourced from domestic stocks. However, with continued growth in consumption, demand for imports is expected to increase though there is no certainty of this result.

Tariffs imposed by China on imports of US soybeans resulted in a significant drop in Chinese imports of US soybeans. Only partially offset by increased South American imports, total Chinese soybean imports fell by 8% in 2018. With shortfalls in imported protein meals, Chinese food and meal processors substituted soybeans with other protein sources, including canola meal14. These tariffs imposed on China have resulted in increased imports of canola from Australia15. A fall in the world price of soybeans resulted from the trade dispute, any further escalation of which will continue to negatively affect the price of and demand for soybeans.

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14      Soybean farmers are still targeted by Chinese tariffs 4 years later | CNN Politics

15      Australian farmers sidestep Chinese tariff hit with record canola crop | Nasdaq

Intellectual Property

AOI does not currently hold any patents.

AOI owns the following registered trademarks: Cootamundra Gold, Perfect Balance, and Good Earth Oils. In addition, AOI owns the domain, www.oilseeds.com.au.

Competition

AOI competes with several processors and manufacturers of food-grade oils and protein meals, such as Riverina Oils and Bio Energy Pty Ltd., GrainCorp Limited and Cargill Incorporated. Principally, these producers are based in Australia and worldwide. All of these competitors are significantly larger than AOI and have additional capital and government support. These market participants have developed long-term relationships with many of their customers. AOI will need to extend extra efforts to create awareness in the market through promotional activities to achieve market acceptance for its high quality non-GMO food-grade oils and protein meals. Certain key attributes of each are summarized in the following discussion.

1.      Riverina Oils and Bio Energy Pty Ltd. is a vertically integrated, bulk canola oil supplier established in 2013, with more than 100 employees, whose stock is traded on the Australian Stock Exchange under the ticker “GNC” and is located in the agricultural hub of the Riverina, New South Wales.16 Riverina Oils crushes and refines 200,000 tons of canola seed annually and supplies 100% Australian canola oil to domestic and global markets. Riverina Oils products are non-GMO certified and the company appears committed to sustainable practices according to its website as well as offers a longer operating history than AOI.17

2.      GrainCorp Limited is an Australia-based food ingredients company founded in 1917 with $4.9 billion of revenue in 2019 that operates through two segments: Agribusiness and Processing.18 The Agribusiness provides grains and oils supply chain business with diversified international grains and oils while its Agribusiness provides commodities and products, including wheat, coarse grains (including barley, sorghum and corn), oilseeds, pulses and organics. The Processing segment is engaged in a vertically integrated edible oils crushing, processing, manufacturing and distribution business with a footprint across both Australia and New Zealand. Grain Group operates two oilseed crushing facilities, which are used to produce canola oil and canola meal in Victoria and Western Australia and it operates two processing plants in Victoria for refining, bleaching, deodorizing and blending edible fats and oils to produce ingredients for the food industry, and also operates in the United Kingdom, Europe, Asia and North America.19

3.      Cargill Incorporated, a privately held American global food corporation founded in 1865, which is the largest privately held corporation in the United States in terms of revenue, and considered a global leader in oilseed processing having acquired its palm oil and specialty fats operation in 1991 and since expanded to vegetable oil refining and production of grains and oilseeds.20 Cargill produces various palm oils, palm kernel oil and coconut oil including palm-oil based bakery fats. In 2021, Cargill generated revenue of about 134.4 billion U.S. dollars.

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16      Home - Riverina Oils

17      Foodservice Oil - Riverina Oils

18      Home — GrainCorp

19      Graincorp Ltd, GNC:ASX profile — FT.com

20      Company Overview | Cargill

Additional companies in the oilseeds space that competes with AOI include Archer Daniels Midland Company, BASF SE, Bayer AG, Burrus Seed Farms, Inc., Corteva Agriscience, Gansu Dunhuang Seed Industry Group Co., Ltd., KWS SAAT SE & Co., Mahyco Seeds Ltd., Syngenta Crop Protection AG; certain key attributes of each are summarized in the following discussion:

1.      Archer-Daniels-Midland Company (ADM), a United States-based multi-national company with 41,000 employees worldwide, that operates more than 270 manufacturing facilities around the world, whose shares are traded on the NYSE as “ADM”. ADM processes oilseeds, corn, wheat, cocoa and other agricultural commodities.21 ADM’s oilseeds operations include the origination, merchandising, crushing, and further processing of oilseeds such as soybeans and soft seeds, such as cottonseed, sunflower seed, canola, rapeseed, and flaxseed into vegetable oils and protein meals.22 ADM’s processing of oilseeds historically includes significant genetically modified production distinguishing it from AOI’s products. However, in April 2022, ADM revealed plans for a multi-million dollar project that will add non-GMO soybean processing in its Mainz, Germany facility, which will compete with AOI once completed.

2.      BASF SE, a German multi-national chemical company founded in 1865, generated sales of €78.6 billion in 2021.23 BASF shares are traded on the stock exchange in Frankfurt (BAS) and as American Depositary Receipts (BASFY) in the United States. BASF produces winter and spring oilseed rape and sunflower seeds that are commercialised by BASF across Europe, the Middle East and Africa.24 At the end of 2021, BASF had 111,047 employees worldwide.25 While BASF discontinued its genetically modified product sales in Europe about 10 years ago, it has continued such GMO sales in North America and Africa.26 For example, on June 29, 2022, BASF and Corteva Agriscience announced a joint licensing agreement to develop next generation Enlist E3 soybeans with the nematode resistant soybean trait for farmers in the United States and Canada,

3.      Bayer AG, a German multinational pharmaceutical and biotechnology company and one of the largest pharmaceutical companies in the world, operates in seeds as well as pharmaceuticals, consumer healthcare products, agricultural chemicals and biotechnology products.27 Bayer is a component of the Euro Stoxx 50 stock market index. In September 2016, Monsanto agreed to a $66 billion offer by Bayer to buy Monsanto’s U.S. seeds company, which deal was approved by the United States on May 20, 2018 after Bayer divested agricultural assets to BASF SE. In addition to its conventional agrochemical business, it is involved in genetic engineering of food and is the producer of the Roundup Ready® Xtend Crop System is expanding to provide you with more choices than ever. Built on Roundup Ready 2 Xtend® soybean trait of herbicide combinators and is not focused on non-GMO seeds and the derivative oilseeds as is AOI.

4.      Burrus Seed Farms, Inc., a United States privately-held company formed in 1935, that offers three seed product brands to growers. Burros is their flagship brand that carries both corn and soybeans products with technologies accessed through licenses with Bayer and Syngenta offering 12 Burrous brand corn products and 11 Burrus soybean varieties.28 DONMARIO is their soybean-only brand where they access conventional genetics and genetics carrying Enlist E3 and ExtendFlex traits. Burros’ third product is Power Plus containing corn offering 26 hybrid varieties as a result of their research and testing program to promote “high yields”29 Burros is involved in genetic engineering of its seeds to produce food and is not focused on non-GMO seed production and food supply, which distinguishes Burros from AOI.

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21      Archer Daniels Midland | ADM Stock Price, Company Overview & News (forbes.com)

22      Archer Daniels Midland Co Analysis & Company Information — GlobalData

23      BASF SE Equity | BASF11 | DE000BASF111 | Share Price (boerse-frankfurt.de)

24      Oilseed rape (basf.com)

25      BASF — We Create Chemistry

26      BASF to Stop Selling Genetically Modified Products in Europe — The New York Times (nytimes.com)

27      Bayer AG | Investor Relations / Financial Filings (financialreports.eu)

28      Burrus Soybean Products — Burrus Seed

29      Product Selection Guide — Burrus Seed

5.      Corteva Agriscience™ was founded in 2019 on the heritages of Dow, DuPont and Pioneer (i.e., Pioneer is the first company to start a genomics efforts in corn) as a seed and crop protection company. Corteva Agriscience has 21,000 employees, its shares are traded on the NYSE (CTVA) and 2020 revenue of $14.22 billion.30 Corteva Agriscience offers a range of Dow crop protection products (i.e., herbicides, fungicides, etc.) that purportedly aid in producing healthy, high-yielding and profitable oilseed rape.31 Corteva Agriscience’s focus on crop protection is distinguishable from AOI’s business line in agriculture and non-GMO and sustainable food production.

6.      Gansu Dunhuang Seed Group Co., Ltd., a China-based company is engaged in the crop seeds and cotton business primarily in China founded in July 2005.32 The company has approximately registered capital of 528 million yuan, total assets of 3 billion yuan, 28 branches and subsidiaries, and more than 1,000 employees. The company has built five seed processing plants (centers) and 17 seed processing lines, including 10 fully automatic and high-standard seed production lines integrating seed drying, threshing, selection, grading, coating and packaging, with a processing capacity of 70 million kilograms including invested more than 100 million yuan in the construction of R&D system and the selection and breeding of new genetically modified varieties.33

7.      KWS SAAT SE & Co., KGaA is a European independent family-owned company in Germany focused on plant breeding, with activities in about 70 countries. KWS is the fourth largest seed producer worldwide based on sales in agricultural crops in 201334 that produces seed varieties for sugar beet, corn, cereals, oil and protein plants, sorghum, catch crops and vegetables. Its main markets are in Europe, North and South America and Asia.35 In 1954, the company went public on the Hamburg-Hannover Stock Exchange and has been on the SDAX list of the Frankfurt Stock Exchange since June 2006. In addition, the shares are listed in the Nisax20 index of shares in Lower Saxony. Mahyco Seeds Ltd. is an India-based seed company founded in 1964 primarily doing business in India.

8.      Mahyco is focused on seed innovation of vegetable seeds such as chilis, tomatoes, gourds, cabbages, cucumbers, radish, beetroot and more to produce disease resistant produce.36 Mahyco has six research centers in India focusing on genetic modification including molecular breeding, applied genomics, crop transformation, plant virus interaction, molecular microbiology, abiotic stress tolerance and molecular entomology; major research areas include crop genomics, crop transformation, plant-virus interactions, microbiology, abiotic stress tolerance, molecular and conventional entomology, diagnostics, double haploids, mutagenesis and protein science.37 In view of Mahyco’s focus on vegetable seed production coupled with its GMO methods, it will likely compete with AOI for customers.

9.      Syngenta Crop Protection AG, is a provider of agricultural science and technology, in particular seeds and pesticides that is owned by ChemChina, a Chinese state-owned enterprise.38 Syngenta Crop Protection AG develops and produces herbicides, insecticides, fungicides and other biological seed treatment and is seen as a market leader in crop protection products, offering farmers chemical-based or GMO solutions to strengthen their agricultural output. Syngenta Crop Protection AG has more than 30,000 in more than 90 countries employees and generates $16,733,000,000 in sales in 2021 (USD).39

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30      History of Corteva | Corteva Agriscience

31      Oilseeds | Corteva Agriscience

32      敦煌种业|甘肃省敦煌种业集团股份有限公司 (dhseed.com)

33      R&D and innovation_Dunhuang seed industry | DHSEED

34      https://www.kws.de/global/show_document.asp?id=aaaaaaaaaaffxwo, Vilmorin presentation May 2013,

35      History of KWS: Future with origin — KWS SAAT SE & Co. KGaA

36      Products - Mahyco | Mahyco

37      Research & Development — Mahyco | Mahyco

38      About our company | Syngenta

39      Syngenta-AG-2021-Financial-Report.pdf.

Employees

AOI has 4 full-time employees: a general manager, two plant operators and an accountant. AOI has 39 full time equivalent contractors working at the factory and 8 full time equivalent contractors working for the management team. AOI believes its relationship with its employees and contractors is cooperative and its employees and contractors share the same goals as management to industrialize oilseeds, making the products available worldwide.

As AOI expands, it believes it will be able to source personnel that can contribute to the technical, marketing and business development aspects of the company.

Facilities and Expansion

AOI leases a 6.02-hectare property in Cootamundra, Australia, where the oilseed processing plant and ancillary buildings accommodating the equipment and facilities are located. The lease for the property lasts through December 2025.

AOI plans to expand its existing oil processing plant to build a multi-oilseed crushing plant near Emerald in the Central Queensland region that will deliver a crucial expansion of AOI’s operational footprint. This facility will produce edible oil feedstocks to meet the growing Asia-Pacific market, and bio-diesel feedstock to fuel the renewable energy revolution, to eventually reach a total oilseed crushing capacity of 200 tons per day along with capabilities to bleach and deodorize the oilseeds at a capacity of 50 tons per day. Central Queensland is strategically placed to grow and develop a domestic oilseed processing sector in addition to a range of value-add industries. AOI seeks to support the growth of its oilseed agricultural products through the development of its domestic capabilities to deliver an internationally capable export industry and unlock Central Queensland’s bio futures sector through the success of this project. This will be achieved by bringing the productive capacity and supply-chain efficiency that will enable the expansion of domestic oilseed production and the commercial potential of oilseed products.

Crushing infrastructure will play a major role in expanding and developing the production of oilseed crops in Central Queensland thus presenting an opportunity for local farmers to diversify into higher value crops. The Central Queensland cropping region has a strong history of oilseed production, but this capacity has largely disappeared due to a lack of essential processing infrastructure. Central Queensland produces between 40,000 and 50,000 tons of seed per year but lacks the processing infrastructure to support downstream processing capabilities.

The Australian processing capability for these products are now predominantly located in New South Wales and Victoria, which has directed value-add activities interstate. Given the capacity and strength of the Queensland oilseed growing industry, and the commercial benefits stemming from the efficient integration of processing and growing operations, this project will take the first step in reviving the oilseed industry in Central Queensland and help to catalyze Australia’s bio futures sector. We believe that Queensland has the potential to develop a $1 billion oilseed processing and value addition base industry similar to development cases in New South Wales and Victoria where the oilseed crushing industry is contributing between $5 billion and $7 billion per annum to the respective economies.

Current capacity of AOI’s primary processing site in Cootamundra, NSW is reaching capacity. AOI is currently expanding the site to accommodate 70,000 tons of annual production. AOI must expand its processing capacity to meet market demand and sees strategic commercial value in establishing a processing plant near Emerald in close proximity to Central Queensland growers under an affiliated entity, CQ Oilseeds Pty Ltd. The facility will be the first major crushing plant in Queensland.

The investment rationale to develop a greenfield facility in Emerald comes at a crucial time with consideration to inflation, surging fuel costs, avoidance of global supply chain constraints arising from the ongoing COVID-19 pandemic and Russia’s invasion of Ukraine and related geopolitical tension and an increasing focus and commitment to sustainability. A processing facility in Queensland will generate savings from inter-state freight cost, reduce carbon emissions and minimize the distribution costs associated with supplying the northern and southern markets of Queensland with direct access to rail and the Gladstone Port.

AOI expects to adhere to the following implementation methodology and associated project schedule:

General	Key Milestone		Description
Pre-construction Activities	1	Approvals & Permissions Start: 01 Sep 2022 End: 28 Feb 2023	• Receiving Development Approval and EPA License • Offtake agreements with customers • Contract execution • Financial approvals
Construction Activities	2	Factory Building & Machinery Start: 01 January 2023 End: 31 Jan 2024

•        Signing contracts with construction company

•        Procurement of construction materials

•        Placing equipment orders

•        Civil works

•        Site establishment

•        Construction site works (incl. foundations, factory shed, slab, frame and cladding)

•        Delivery and installation of equipment

•        Testing and commissioning

Commercial Operations	3	Hiring & Training Start: 01 Sep 2023 End: 31 Jan 2024	• Commence hiring with senior management • Hire operational plant staff from local region • Training and development of the selected hires • Human Resources/Onboarding administration
	4	Contracts & Supply Chain Management Start: 01 Mar 2023 End: 31 Jan 2024

•        Signing contracts with suppliers and engagements with growers.

•        Distribution contract drafting

•        Logistics negotiations

•        Performance analysis to maximize operational supply output and financial performance

•        Risk mitigation

AOI expects to commission the expansion in September 2023, and expects the commission to require capital expenditures of AUD$5.5 million. AOI also plans to establish a new and larger oil processing plant in Emerald, Queensland, with a capacity to crush 200 tons of oilseeds per day. The plan is currently in development stages, and AOI is in discussions with the Queensland Government. AOI expects the construction of the plant to require capital expenditures of AUD$24 million and construction of the plant is expected to commence in July 2023, with completion in June 2024.

Regulatory Environment

AOI has obtained foreign government approvals to import food grade oils to the United States. Specifically, Cootamundra Oilseeds Pty Ltd. is registered with the U.S. Food and Drug Administration pursuant to the Federal Food Drug and Cosmetic Act, as amended by the Bioterrorism Act of 2002 and the FDA Food Safety Modernization Act as of December 9, 2022. AOI has not sought “Organic” certification from the United States Department of Agriculture. Cootamundra Oilseeds Pty Ltd. is registered through SAI Global as compliant with Good Manufacturing Practices and Hazard Analysis until January 14, 2026. Cootamundra Oilseeds Pty Ltd. is certified Halal compliant by Halal Australia until July 1, 2023. Cootamundra Oilseeds Pty Ltd. is certified Kashrut by the Kashrut Authority of Australia and New Zealand until October 14, 2023 (i.e., Kosher). Cootamundra Oilseeds Pty Ltd. is verified Non-GMO for its “First Press Canola Oil” product and “Premium First Pressed Canola Oil” product by the Non-GMO Project until June 22, 2023.

Supply Chain from Central Queensland

The Central Queensland region is a highly significant area within Queensland’s wider agricultural industry. Most regions in Australia hold the ability to produce one broadacre crop per year. Crop planting windows in the Central Highlands region are wider, crops mature faster (due to warm climate) and reduced risk of damage from frost. Given the right conditions, this enables an increased cropping intensity of two crops to be planted and harvested in a year without penalties to yields.

As of 2019, Central Queensland region has more than 400 operations growing grains, pulses and oilseeds primarily under rain grown production conditions and more than 45,300 hectares of broadacre crops are grown under flood, lateral and pivot irrigation. The Australian Bureau of Statistics values broadacre cropping at $103 million, making it the second largest agricultural activity in the Central Highlands.

The Central Queensland cropping area can grow up to 65,000 to 70,000 tons of oilseed (primarily cottonseed and sunflower seed) per year. During the early 2000’s, the region produced more than 80,000 hectares of sunflower seed. Now the region currently imports between 30,000 and 40,000 tons of sunflower oil per year.

Cooperative Research Centre for Developing Northern Australia (CRCNA) and Grains Research and Development Corporation (GRDC) in partnership with Farmacist and Savannah Ag Consulting (agronomists) conducted a three-year research experiment under the “Developing an oilseed industry for North Queensland” project comparing the crop yield rates of several oilseed crops grown in Central and Northern QLD to industry averages. The project trials were conducted from Emerald in Central Queensland to North Queensland featuring oilseed crops including canola, Indian mustard, carinata, soybeans, linseed, nigella, sunflower, camelina, safflower and black sesame. Results have shown that several oilseed crops produce the same or better yields in tropical Queensland compared to trials in temperate climates, alleviating decades of industry assumptions around growing conditions in the regions. The clear standouts were canola which produced a 2.85 tons per hectare yield, higher than the 2.54 tons per hectare outcome from the NVT Roundup Ready trials, and safflower that had a 2.6 tons per hectare yield and was over double the 1-1.2 tons per hectare. Sunflowers also demonstrated a yield improvement, with 1.57 tons per hectare in the northern Queensland trials compared to the Sunflower Association of Australia’s 1.5 tons per hectare.40

Legal Proceedings

From time to time, we may become a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. While the outcomes of these matters are uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

There are currently two cases involving AOI subsidiaries, Cowcumbla Investments Pty Ltd. and Cootamundra Oilseeds Pty Ltd., filed in the Supreme Court of New South Wales in connection with a related party loan with a former director totaling AUD$1.2 million. As of January 3, 2023, the remaining loan balance is AUD$378,051 and is expected to fully paid by April 1, 2023. AOI does not expect to incur any further costs in relation to the matter, however, the inherent uncertainties of any future litigation, and the ultimate cost and outcome of future litigation cannot be established definitively.

____________

40      Oilseeds show surprising promise in North Qld — Grain Central

AOI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of AOI’s financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and AOI’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. AOI’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

AOI is an Australian proprietary company that, directly and indirectly through its subsidiaries, is focused on the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. AOI believes that transitioning from a fossil fuel economy to a renewable and chemical-free economy is the solution to many health problems the world is facing presently. To that end, AOI is committed to working with suppliers and customers to eliminate chemicals from the edible oil production and manufacturing systems to supply quality products such as non-GMO oilseeds and organic and non-organic food-grade oils to customers globally. Over the past 20 years, AOI has grown to be the largest cold pressing oil plant in Australia, pressing strictly GMO free conventional and organic oilseeds.

AOI has a grower contract base for oilseeds made up of local and regional farmers and shareholders in New South Wales committed to sustainable, renewable and organic farming. Farmers employ regenerative farming practices such as conservative tillage and minimal use of chemicals and fertilizer to grow produce with no residue and increase carbon sequestration, thereby pulling more carbon from the atmosphere and sequestering higher carbon amounts in the soil. These contracts provide for oilseeds on a fixed acre or hectare contract basis as well as standard tonnage contracts for oil seeds.

The non-GMO chemical free oilseeds are then cold pressed, filtered and bottled into organic and non-organic food-grade oils, vegetable protein meals and supplements in stock feed rations. Cold pressing involves pressing and grinding the oilseeds without the use of chemicals and solvents at temperatures that do not exceed 50℃, which results in oil and meals that retain nutritional values, anti-oxidants and healthy omega fatty acids41. AOI then works with various marketers and distributors to sell its products in the Australian retail and selected export markets. AOI does business in Australia, New Zealand, Japan, and the United States through the trademark “Good Earth Oils”.

Components of Results of Operations

Expenses

Expenses consist of administrative expenses, finance expenses, occupancy costs, employee benefits expense and depreciation expense.

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41      See Introduction to cold pressed oils: Green technology, bioactive compounds, functionality, and applications (January 2020) by Mohamed Fawzy Ramadan Hassnien.

Results of Operations for years ended June 30, 2022 and 2021

	Year Ended June 30,
	2022 AUD	2021 AUD
Sales revenue	24,911,848	12,289,855
Cost of sales	$(18,797,541)	$(9,308,790)
Gross profit	6,114,307	2,981,065
Other income	92,747	462,726
Expenses:
Administrative expenses	(1,153,639)	(731,611)
Finance expenses	(272,881)	(421,496)
Occupancy costs	(38,753)	(75,785)
Employee benefits expense	(2,064,027)	(1,023,947)
Depreciation expense	(391,473)	(402,562)
Profit before income tax	2,286,281	788,390
Income tax expense	—	—
Profit for the year	2,286,281	788,390
Total Comprehensive Income	2,286,281	788,390
Earnings per share:
Basic earnings per share (cents)	112.00	39.00
Diluted earnings per share (cents)	112.00	39.00

Sales revenue

Sales revenue for increased from AUD$12,289,855 in the year ended June 30, 2021 to AUD$24,911,848 in the year ended June 30, 2022, an AUD$12,621,993 or 102.7%, increase, primarily due to favorable market conditions resulting from an increase in the demand for cold pressed canola oil.

Cost of sales

Cost of sales increased from AUD$9,308,790 in the year ended June 30, 2021 to AUD$18,797,541 in the year ended June 30, 2022, an AUD$9,488,751 or 101.9%, increase, primarily due to the purchase of additional canola oilseeds in order to match increases in the production and sale of canola oil. There were also large increases in staff costs associated with this production ramp up.

Administrative expenses

Administrative expenses increased from AUD$731,611 in the year ended June 30, 2021 to AUD$1,153,639 in the year ended June 30, 2022, an AUD$422,028 or 57.7%, increase, primarily due to an increase in staff and other costs resulting from the increase in sales and production activity.

Finance expenses

Finance expenses decreased from AUD$421,496 in the year ended June 30, 2021 to AUD$272,881 in the year ended June 30, 2022, an AUD$148,615 or 35.5%, decrease, primarily due to our payment of debt obligations.

Occupancy costs

Occupancy costs decreased from AUD$75,785 in the year ended June 30, 2021 to AUD$38,753 in the year ended June 30, 2022, an AUD$37,032 or 48.9%, decrease, primarily due to savings in electricity costs resulting from solar panel usage in fiscal 2022.

Employee benefits expense

Employee benefits expense increased from AUD$1,023,947 in the year ended June 30, 2021 to AUD$2,064,027 in the year ended June 30, 2022, an AUD$1,040,080 or 101.6%, increase, primarily due to increases in the size of our staff and operations.

Depreciation expense

Depreciation expense decreased from AUD$402,562 in the year ended June 30, 2021 to AUD$391,473 in the year ended June 30, 2022, an AUD$11,089 or 2.8%, decrease, primarily due to the depreciation of existing assets and minimal asset purchases during fiscal 2022.

Liquidity and Capital Resources

We currently finance our internal operations through our sales revenue. Our fundamental principles are to build and maintain a financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. Our liquidity requirements are primarily to fund our business operations, including capital expenditures and working capital requirements. Our primary source of liquidity is our sales revenue.

The source, timing and availability of any future sales revenue will depend principally upon market conditions, and, more specifically, on the market acceptance of our products. Lack of necessary funds may require us to, among other things, delay, scale back or eliminate expenses.

Our short-term liquidity requirements are primarily linked to the business operations, including payments for operating costs, production costs, staffing expenses and marketing expenses. Our long-term liquidity requirements are primarily linked to product development and the expansion of our operations. With the successful completion of the Business Combination and any PIPE Investments, AOI believes it will have sufficient working capital for 9-12 months. If additional funds are required to support our working capital requirements and other purposes, we may seek to raise additional funds through equity and debt financing or from other sources. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility and would also require us to incur interest expense. If we raise additional funds through the issuance of equity, the percentage ownership of our equity holders could be diluted. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain additional financing on terms favorable to us.

Cash Flows for the years ended June 30, 2022 and 2021

We had cash and cash equivalents of approximately AUD$164,040 at June 30, 2022 compared to AUD$236,397 at June 30, 2021. The following table summarizes our cash flow activities for the years ended June 30, 2022 and 2021:

	Year Ended June 30,
	2022 AUD	2021 AUD
Cash Flows from Operating Activities:
Receipts from customers	$22,166,677	11,964,823
Payments to suppliers and employees	(21,183,739)	(12,192,509)
Cash receipts from government support for Covid-19	—	201,787
Cash receipts from government grant of research and development	—	176,495
Interest paid	(272,881)	(421,496)
Net cash provided by/(used in) operating activities	710,057	(270,900)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(345,777)	(93,616)
Net cash provided by/(used in) investing activities	(345,777)	(93,616)
Cash Flows from Financing Activities:
Proceeds from borrowings	163,363	680,421
Repayment of borrowings	(600,000)	(80,000)
Net cash provided by/(used in) financing activities	(436,637)	600,421
Net increase/(decrease) in cash and cash equivalents held	(72.357)	235,905
Cash and cash equivalents at beginning of year	236,397	492
Cash and cash equivalents at end of financial year	$164,040	236,397

Operating activities

Cash provided by operating activities during the year ended June 30, 2022 was approximately AUD$710,057. This consisted of proceeds from customer payments for our products.

Cash used in operating activities during the year ended June 30, 2021 was approximately AUD$270,900. Cash used in operations consisted primarily of payments to suppliers and employees and interest paid, less proceeds from customer payments for our products and government support for Covid-19 and grants of research and development.

Investing activities

Cash used in investing activities during the year ended June 30, 2022 was AUD$345,777. This consisted of cash used to purchase property, plant and equipment.

Cash used in investing activities during the year ended June 30, 2021 was AUD$93,616. This consisted of cash used to purchase property, plant and equipment.

Financing activities

Cash used in financing activities during the year ended June 30, 2022 was AUD$436,637. This consisted of cash used in the repayment of borrowings less proceeds from borrowings.

Cash provided by financing activities during the year ended June 30, 2021 was AUD$600,421. This consisted of cash provided by proceeds from borrowings.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Critical accounting policies

AOI prepares its financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. In doing so, it has to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, AOI’s financial condition or operating results and margins would be affected. AOI bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. AOI refers to accounting estimates of this type as critical accounting policies and estimates, which is discussed further in its consolidated financial statements.

MANAGEMENT OF PUBCO AFTER THE BUSINESS COMBINATION

At the effective time of the business combination, in accordance with the terms of the Business Combination Agreement, the board of directors and executive officers of Pubco will be as follows. Upon completion of the Business Combination, our executive officers will be full-time employees.

Information about Officers, Directors and Nominees

Name	Age	Position
Executive Officers
Gary Seaton	68	Chief Executive Officer and Chairman
Bob Wu	43	Chief Financial Officer
Non-Executive Directors
Kapil Singh	47	Director
Kevin Chen	44	Director
Menaka Athukorala	51	Director
Gowri Shankar	43	Director

Executive Officers

Gary Seaton, Chief Executive Officer and Chairman of the Board of Directors, has served as a director and the Secretary of AOI since its inception. Mr. Seaton has also served as the Managing Director of Cootamundra Oilseeds Pty Ltd. (“Cootamundra”), Cowcumbla Investments Pty Ltd (“Cowcumbla”) and CQ Oilseeds Pty Ltd. since 2014, and Energreen Nutrition Australia Pty Ltd — Brisbane Australia since 2013. Cootamundra and Cowcumbla are the operating subsidiaries of AOI. Mr. Seaton has more than 41 years of experience in the field of international business operations, and he is a social entrepreneur. He currently serves as the Chairman of G&G Group of Companies (“G&G Group”), which is the parent company founded in Singapore and oversees all business except for Australian companies. G&G Group has operations in Singapore, Malaysia, Sri Lanka, Africa, India and Australia, predominately in the agricultural, commodities and renewable energy sector. Mr. Seaton is also the majority owner and Director of Energreen Nutrition & Bioenergy plantations and is part of the Investment Committee of Aditya Birla Sunlife Global Clean Energy Fund. We believe Mr. Seaton is qualified to serve as a director of Pubco given his extensive experience in international business operations and the oilseed industry.

Bob Wu, Chief Financial Officer, has served as Group Chief Financial Officer of AOI since January 1, 2022, and Financial Controller of Energreen Nutrition Australia Pty Ltd since June 2021. Mr. Wu has more than 16 years’ experience in finance, controllership and accounting. Prior to joining the AOI group, Mr. Wu worked as a Senior Financial Controller from November 2018 to June 2020 at Lenards Pty Ltd., and JV Finance Manager for Asia Pacific Region at Sealy Australia from December 2017 to June 2018. Prior to that, Mr. Wu spent 3.5 years with CNOOC Australia Investment as a Finance Manager, reporting analysis and project audit in Oil & Gas joint operation, which valued at $27 billion in Australia east coast. Mr. Wu also has eight years of experience as an external auditor in Ernst & Young, and specialized in capital raising, joint venture accounting and statutory financial reporting. We believe Mr. Wu is qualified to serve as a director of Pubco given his extensive experience in finance and accounting.

Non-Executive Directors

Kapil Singh, Director (Independent), Compensation Committee Chair — Mr. Singh has served as Group Head Corporate Strategy of AOI since January 1, 2022. Mr. Singh has been with AOI since March 2010. He focuses on opening new markets, market development in India and Middle East. Mr. Singh is also a founder and Director of Kapital Global LLC FZ and KGV FZE, which both provide strategic investments and advisory services. Mr. Singh worked with Citigroup Credit Services India Limited, Standard Chartered and NYSE listed HDFC Bank (HDB: NYSE). Mr. Singh has extensive knowledge and networking in the small and micro-cap space in developed, emerging and frontier markets, and he also has experience in cross-border transactions across sectors including agriculture and commodity businesses. Mr. Singh holds a post-graduate degree (2012) in International Business from Indian Institute of Foreign Trade New Delhi Campus. We believe Mr. Singh is qualified to serve as a director of Pubco given his experience with emerging markets and U.S. publicly listed companies.

Menaka Athukorala, Director (Independent), Nomination Committee Chair — Mr. Athukorala has serves as Executive Director of Lotus Renewable Energy Pvt. Ltd. (Sri Lanka), and Director of Lotus Hydro Power PLC since 2016. He also carries out duties and responsibilities in the capacity of a Chief Executive Officer of Hatton Plantations, and Chief Operating Officer and Country Manager Cum Director of Lotus Renewable Energy Pvt. Mr. Athukorala worked up to 2013 and left a Deputy General Manager and joined Lalan Rubber as the Group General Manager. His career path started as a Junior Assistant Superintendent in 1992 and became Superintendent at Salawa Estate under Pussellawa Plantations Limited in 2002. Mr. Athukorala studied at Nalanda College Colombo, and holds a Higher National Diploma of Plantation Management and Agriculture.

Kevin Chen, Director (Independent) — The description of the experiences of Kevin Chen, expected independent director of Pubco, is included in the section of this proxy statement/prospectus entitled “Other Information Related to EDOC — Directors and Executive Officers.”

Gowri Shankar, Director (Independent), Audit Committee Chair — Mr. Shankar has served as Director of Lotus Hydro Power PLC since July 2016, and Director of Hatton plantations PLC since May 2019. He is a member of Audit Committee, Third Party Related Transaction Committee, Remuneration Committee of Lotus Hydro Power PLC and Hatton Plantations PLC, which are public companies listed on Colombo Stock Exchange. He is also the Group Director — Investments & Strategy for G&G Group of Companies, Singapore. Mr. Shankar worked in private banks for more than 10 years, and has handled portfolio management services for HNI’s & Corporates. Mr. Shankar graduated from NIT Jalandhar with a bachelor of technology in BTech (Machine Designing & Automation Engineering) in 2001, and National Institute of Technology Warangal with a MBA (Marketing & System) in 2003.

The business and affairs of Pubco will be managed by or under the supervision of the Pubco Board following completion of the Business Combination. Immediately after Closing, the Pubco Board will consist of five directors: Gary Seaton, Gowri Shankar, Kapil Singh, Kevin Chen and Menaka Athukorala, with Gary Seaton expected to serve as Chairman of the Pubco Board. The primary responsibilities of the Pubco Board will be to provide oversight, strategic guidance, counselling and direction to Pubco’s management. The Pubco Board will meet on a regular basis and additionally as required.

A majority of Pubco’s directors and officers are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Gary Seaton and Bob Wu and reside in Australia. Menaka Athukorala resides in Sri Lanka and Kapil Singh and Gowri Shankar reside in India. As a result, it may be difficult for investors to effect service of process within the United States upon these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Enforceability of Civil Liabilities” for further information.

Family Relationships

There are no family relationships between any of Pubco’ executive officers and directors or director nominees.

AOI’s Executive Compensation

None of AOI’s directors or executive officers has received any compensation for services rendered to date. Further, no cash compensation has accrued to AOI’s director and executive officers who were employed by AOI to date.

Director and Officer Compensation Following the Business Combination

Following the Closing, Pubco intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Pubco to attract, motivate and retain individuals who contribute to the long-term success of Pubco. The initial determinations with respect to director and executive compensation after the Business Combination have been determined by the compensation committee of the Pubco Board, please see section “Executive Compensation”.

Foreign Private Issuer

Pubco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Pubco is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, Pubco is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Pubco may elect to follow its home country’s corporate governance practices as long as it remains a foreign private issuer. As a result, Pubco’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, Pubco is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Nonetheless, Pubco intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

Independence of Directors

As a result of its securities being listed on Nasdaq following consummation of the Business Combination, Pubco will adhere to the rules of such exchange, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. The board of directors of Pubco has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.

Upon the Closing, we anticipate that the size of Pubco’s board of directors will be five directors, three of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. We anticipate that Gowri Shankar, Kapil Singh, Kevin Chen and Menaka Athukorala will be “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Risk Oversight

The Pubco Board is responsible for overseeing Pubco’s risk management process. The Pubco Board will focus on Pubco’s general risk management strategy, the most significant risks facing Pubco, and oversight of the implementation of risk mitigation strategies by the management of Pubco. Pubco’s audit committee will also be responsible for discussing Pubco’s policies with respect to risk assessment and risk management.

The Pubco Board appreciates the evolving nature of its business and industry and will be actively involved with monitoring new threats and risks as they emerge. In particular, the Pubco Board will be responsible for closely monitoring the rapidly evolving COVID-19 pandemic, its potential effects on Pubco’s business, and risk mitigation strategies.

Committees of the Board of Directors

Upon consummation of the Business Combination, Pubco will establish a separately standing audit committee, nominating committee and compensation committee. The Pubco Board will adopt a charter for each of these committees. Pubco intends to comply with future Nasdaq requirements to the extent they will be applicable to Pubco.

Audit Committee

Upon the Closing, Pubco’s audit committee will be composed of Gowri Shankar, Menaka Athukorala and Kevin Chen, with Gowri Shankar serving as chairperson. Pubco’s Board has determined that all such directors meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, the Pubco Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Upon the Closing, Pubco’s nomination committee will be composed of Kapil Singh, Menaka Athukorala and Kevin Chen, with Menaka Athukorala with serving as chairperson. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Upon the Closing, Pubco’s compensation committee will be composed of Kapil Singh, Gowri Shankar and Kevin Chen, with Kapil Singh serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Pubco Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee will also administer Pubco’s equity-based and incentive compensation plans and make recommendations to the Pubco Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

Pubco will adopt a Code of Ethics that applies to all of its employees, officers, and directors. This includes Pubco’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Australian Oilseeds Investments Pty Ltd., 126 – 142 Cowcumbla Street, Cootamundra, Australia, attention Mr. Bob Wu, Chief Financial Officer for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of Pubco. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

DIRECTOR AND OFFICER COMPENSATION

AOI Executive Officer and Director Compensation

None of our directors or officers has received any compensation for services rendered to date. No compensation of any kind, including finder’s and consulting fees, will be paid to AOI’s existing directors, officers or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. Since its formation, AOI has granted share options and other equity or equity-based awards under long-term incentive plans to any of its directors or officers.

After the Business Combination, members of AOI’s management team who remain with Pubco may be paid consulting, management or other fees with any and all amounts being fully disclosed to shareholders, to the extent then known. The amount of such compensation will be up to the directors of Pubco to determine director and executive officer compensation.

The compensation of our directors requires the approval of our compensation committee and the subsequent approval of the board of directors.

EDOC Executive Officer and Director Compensation

No compensation will be paid to EDOC’s Sponsor, officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of EDOC’s initial business combination. Additionally, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on EDOC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. EDOC’s independent directors review on a quarterly basis all payments that are made to EDOC’s Sponsor, officers, directors, or our or their affiliates.

After the completion of EDOC’s initial business combination, such as the Transactions, members of EDOC’s management team who remain with Pubco, may be paid consulting, management or other fees from the combined company. Any compensation to be paid to EDOC’s officers will be determined, or recommenced, to the board of directors for determination, either by a committee constituted solely by independent directors or by a majority of the independent directors on EDOC’s board of directors.

EDOC does not intend to take any action to ensure that members of our management team maintain their positions with Pubco after the consummation of our initial business combination, although it is possible that some or all of EDOC’s officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of EDOC’s management to remain with Pubco after the consummation of EDOC’s initial business combination will be a determining factor in our decision to proceed with the Business Combination. EDOC is not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Director and Officer Compensation Following the Business Combination

Following the Closing, Pubco intends to develop a compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Pubco to attract, motivate and retain individuals who contribute to the long-term success of Pubco. The initial determinations of compensation of directors and officers after the Business Combination are as follows:

Name	Position	Cash Compensation (AUD)		Equity Compensation
Executive Officers
Gary Seaton	Chief Executive Officer and Chairman	$200,000	(1)	TBD
Bob Wu	Chief Financial Officer	$150,000	(1)	TBD
Non-Executive Directors
Kapil Singh	Director	$100,000	(2)	—
Kevin Chen	Director	$100,000	(2)	—
Menaka Athukorala	Director	$30,000	(2)	—
Gowri Shankar	Director	$30,000	(2)	—

____________

(1)      Represents annual salary provided for in the respective executive officer’s executive employment agreement to be executed upon Closing of the Business Combination. See “Employment Arrangements with Executive Officers” below for summary.

(2)      Represents annual director fee commencing at the Closing of the Business Combination.

Executive Employment Agreements with Executive Officers

Certain executive officers of Pubco will enter into executive employment agreements with Pubco in the form attached hereto as Exhibits [______] (“Employment Agreement”), as follows:

Simultaneously with the Closing, Pubco intends to enter into an executive employment agreement with Gary Seaton as Chief Executive Officer and Chairman of the Board. The executive employment agreement with Mr. Seaton provides that Mr. Seaton will hold the position of Chief Executive Officer of Pubco with a base annual salary of AUD $200,000. Under the agreement, Mr. Seaton’s employment is at will and will continue until either Mr. Seaton or Pubco notifies the other party at least 60 days written notice of intent to terminate employment. If. Mr. Seaton’s employment is terminated by Pubco without “cause”, he is entitled to receive (i) continued base salary payments for 6 months following termination; (ii) accrued but unpaid base salary through the termination date; (iii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iv) accrued but unused annual leave days; and (v) all other payments, benefits, or fringe benefits to which he shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant.

Simultaneously with the Closing, Pubco intends to enter into an executive employment agreement with Bob Wu as Chief Financial Officer. The executive employment agreement with Mr. Wu provides that Mr. Wu will hold the position of Chief Financial Officer of Pubco with a base annual salary of AUD $150,000. Under the agreement, Mr. Wu’s employment is at will and will continue until either Mr. Wu or Pubco notifies the other party at least 60 days written notice of intent to terminate employment. If. Mr. Wu’s employment is terminated by Pubco without “cause”, he is entitled to receive (i) continued base salary payments for 6 months following termination; (ii) accrued but unpaid base salary through the termination date; (iii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iv) accrued but unused annual leave days; and (v) all other payments, benefits, or fringe benefits to which he shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant.

“Cause” is defined in the executive employment agreement to mean (i) the Executive’s willful failure to perform Executive’s duties (other than any such failure resulting from incapacity due to physical or mental illness); (ii) the Executive’s willful failure to comply with any valid and legal directive of the Board or the Company; (iii) the Executive’s willful engagement in dishonesty, illegal conduct, or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates; (iv) the Executive’s embezzlement, misappropriation, or fraud, whether or not related to the Executive’s employment with the Company; (v) the Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a major indictable offence or a crime involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive’s ability to perform services for the Company, or results in material/reputational or financial harm to the Company or its affiliates; (vi) the Executive’s material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (vii) the Executive’s willful unauthorized disclosure of Confidential Information (as defined below); (viii) the Executive’s material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company; or (ix) the Executive’s engagement in conduct that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute. In addition, the executive’s employment shall be deemed to have terminated for Cause if, on the date the executive’s employment terminates, facts and circumstances exist that would have justified a termination for Cause, even if such facts and circumstances are discovered after such termination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes sets forth information with respect to the beneficial ownership of (i) EDOC, as of March 29, 2023, prior to the Business Combination, and (ii) Pubco, immediately following the completion of the Business Combination, assuming that no EDOC Ordinary Shares are redeemed (“no additional redemptions”) and, alternatively, that 854,378 EDOC Ordinary Shares are redeemed in connection with the Business Combination (“maximum redemptions”):

•        each person known by EDOC to be the beneficial owner of more than 5% of outstanding EDOC Ordinary Shares or EDOC Ordinary Shares on such dates;

•        each current executive officer of EDOC and each member of EDOC’s board of directors, and all executive officers and directors of EDOC as a group;

•        each person who will become an executive officer or director of Pubco upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

Beneficial ownership of EDOC Ordinary Shares pre-Business Combination is based on 3,658,378 EDOC Ordinary Shares issued and outstanding as of March 29, 2023.

The expected beneficial ownership of Pubco Ordinary Shares immediately following completion of the Business Combination assumes two scenarios:

•        Assuming No Additional Redemptions:    This presentation assumes that no Public Shareholders of EDOC exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•        Assuming Maximum Redemptions:    This presentation assumes that EDOC public shareholders holding 854,378 shares of EDOC Class A Ordinary Shares will exercise their redemption rights for AUD$13.3 million upon consummation of the Business Combination at a redemption price of approximately AUD$15.57 per share (or approximately USD$10.74 per share). The maximum redemption amount reflects the maximum number of the EDOC’s Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement and the assumption that EDOC’s Existing Organizational Documents are amended such that they will not be required to maintain a minimum net tangible asset value of at least $5,000,001 prior to or upon consummation of the Business Combination after giving effect to the payments to redeeming shareholders. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions. Should the NTA Proposal not be approved, EDOC would not be permitted to proceed with the Business Combination.

Both scenarios assume that there will be an aggregate of 3,658,378 EDOC Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for Pubco Ordinary Shares upon completion of the Business Combination.

Both scenarios assume that, at the Closing, an estimated 18,436,682 Pubco Common Shares will be issued to the AOI shareholders, based on the number of shares of AOI outstanding on a fully-diluted and as-converted basis as of March 29, 2023 and assume that, on or prior to the Closing, the Share Exchange has taken place.

The beneficial ownership information below: (i) excludes the shares underlying the Public Warrants and the Private Warrants; (ii) excludes the Pubco Ordinary Shares expected to be reserved for issuance or grant pursuant to the Incentive Plan; (iii) includes the shares which will be issued upon conversion of the Rights at the Closing; and (iv) assumes that the number of outstanding securities and securities convertible or exercisable within 60 days of March 9, 2023 of each of EDOC, AOI and Pubco are the same, upon consummation of the Business Combination, as the number of such securities outstanding and convertible or exercisable within 60 days as of March 9, 2023. Based on the foregoing assumptions, we estimate that there would be 23,042,950 Pubco Ordinary Shares issued and outstanding immediately following the consummation of the business combination in the “no additional redemptions” scenario, and

22,188,852 Pubco Common Shares issued and outstanding immediately following the consummation of the business combination in the “maximum redemptions” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in Pubco and the columns under “Assuming No Additional Redemption” and “Assuming Maximum Redemptions” in the table that follows will be different.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to EDOC Ordinary Shares or Pubco Common Shares owned by such shareholders.

Pre-Business Combination Beneficial Ownership Table

	Class A Ordinary Shares		Class B Ordinary Shares(2)		Approximate Percentage of Outstanding Shares of Ordinary Shares
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
American Physicians LLC(3)	2,099,152	67.8%	1	*	57.38%
Kevin Chen	—	—	—	—	—
Bob Ai	—	—	—	—	—
Gang Li	—	—	—	—	—
Yan Michael Li	—	—	—	—	—
Jintao Zheng	—	—	—	—	—
Harraden Circle Investors, LP(4)	305,575	21.7%	—	—	8.35%
Feis Equities LLC(5)	87,336	6.1%	—	—	*
Mint Tower Capital Management B.V.(6)	691,212	22.3%	—	—%	18.89%
Glazer Capital, LLC(7)	177,533	12.6%	—	—	4.85%
Meteora Capital, LLC(8)	207,868	5.68%	—	—	*

____________

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o EDOC, 7612 Main Street Fishers, Suite 200, Victor, NY 14564.

(2)      Represents Founder Shares. These Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis, subject to adjustment.

(3)      Xiaoping Becky Zhang is the sole managing member of our Sponsor. As a result, Ms. Zhang may be deemed to have voting and investment discretion with respect to the EDOC Ordinary Shares held by our Sponsor.

(4)      According to Schedule 13G/A filed with the SEC on February 15, 2023, shares are directly beneficially owned by Harraden Fund. Harraden GP is the general partner to Harraden Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund. The address of the principal business office of each Reporting Person is 299 Park Avenue, 21st Floor, New York, NY 10171.

(5)      According to Schedule 13G/A filed with the SEC on February 1, 2023 by Lawrence M. Feis and Feis Equities LLC. The address of the principal business office of each Reporting Person is 20 North Wacker Drive, Suite 2115, Chicago, Illinois 60606.

(6)      According to Schedule 13G filed with the SEC on February 14, 2023 by Mint Tower Capital Management B.V., a private limited company created under Dutch law (“Mint Tower”), with respect EDOC Ordinary Shares held by Stichting Juridisch Eigendom Mint Tower Arbitrage Fund (the legal owner of the assets in the Mint Tower Arbitrage Fund (“Fund”)). Mint Tower serves as investment manager for the Fund. As investment manager, Mint Tower exercises voting and investment power over the shares held by the Fund. The address of the principal business office of each Reporting Person is Beursplein 5, 1012 JW, Amsterdam.

(7)      According to Schedule 13G filed with the SEC on February 14, 2023, by (i) Glazer Capital, LLC, a Delaware limited liability company (“Glazer Capital”), with respect to the EDOC Ordinary Shares held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the “Glazer Funds”) and (ii) Mr. Paul J. Glazer (“Mr. Glazer”), who serves as the Managing Member of Glazer Capital, with respect to the ordinary shares held by the Glazer Funds. The address of the business office of each of the Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019.

(8)      According to Schedule 13G/A filed with the SEC on February 16, 2023, by Meteora Capital, LLC, a Delaware limited liability company (“Meteora”) and Mr. Vik Mittal (“Mr. Mittal”), with respect to the EDOC Ordinary Shares held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the “Meteora Funds”). Mr. Mittal serves as the Managing Member of Meteora Capital. The address of the business office of each of the Reporting Persons is 840 Park Drive East, Boca Raton, FL 33444.

Post-Business Combination Pubco Beneficial Ownership Table

	Assuming No Additional Redemptions		Assuming Maximum Redemptions
Name of Stockholder
Gary Seaton	—	—	—	—
Bob Wu	—	—	—	—
Kapil Singh	—	—	—	—
Kevin Chen	—	—	—	—
Menaka Athukorala	—	—	—	—
Gowri Shankar	—	—	—	—
American Physicians LLC(3)	2,140,553	9.29%	2,140,553	9.65%
JSKS Enterprises Pty Ltd.(4)	1,936,865	8.41%	1,936,865	8.73%
KGV Global FZE

____________

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o EDOC, 7612 Main Street Fishers, Suite 200, Victor, NY 14564.

(2)      Xiaoping Becky Zhang is the sole managing member of our Sponsor. As a result, Ms. Zhang may be deemed to have voting and investment discretion with respect to the EDOC Ordinary Shares held by our Sponsor.

(3)      Represents Founder Shares. These Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis, subject to adjustment and will be converted into Pubco Ordinary Shares in connection with the Business Combination. Xiaoping Becky Zhang is the sole managing member of our Sponsor. As a result, Ms. Zhang may be deemed to have voting and investment discretion with respect to the EDOC Ordinary Shares held by our Sponsor.

(4)      Does not include Pubco Ordinary Shares held by Gary Donald Seaton, Chief Executive Officer of AOI, who is the founder and beneficial owner of JSKS Enterprises Pty Ltd.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding EDOC or its securities, EDOC’s directors and officers, the Sponsor, AOI and/or their respective affiliates may purchase Public Shares, Public Warrants or Public Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire EDOC Ordinary Shares. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements with respect to such a transaction have been entered into with any such person. If such a transaction were to occur, it is contemplated that, in accordance with the SEC’s Compliance and Disclosure Interpretation 166.01, such persons would agree, among other things, that: (i) the purchase price for the EDOC Ordinary Shares will not exceed the redemption price; (ii) the persons described above will waive redemption rights, if any, with respect to the Public Shares they acquire in such transactions; and (iii) any such EDOC Ordinary Shares acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, EDOC will file a Current Report on Form 8-K prior to the Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons and the consideration received by each party in connection with such arrangements. Any such report will include (i) the amount of EDOC Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of EDOC Ordinary Shares for which EDOC has received redemption requests. Entering into any such incentive arrangements may have a depressive effect on outstanding EDOC Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either prior to or immediately after the Meeting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

EDOC

In September 2020, we issued an aggregate of 2,875,000 Founder Shares to our initial shareholders for an aggregate purchase price of $25,000, or approximately $0.01 per share, with 2,875,000 shares issued to our Sponsor, American Physicians LLC. On November 9, 2020, the Sponsor surrendered an aggregate of 287,500 Founder Shares, which were cancelled, resulting in an aggregate of 2,587,500 Founder Shares outstanding and held by the Sponsor. On December 24, 2020, our Sponsor forfeited 337,500 Founder Shares following the expiration of the exercise period for the underwriters’ over-allotment option in connection with our IPO.

Our Initial Shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees as described below) until, with respect to 50% of the founder shares, the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination, with respect to the remaining 50% of the founder shares, upon six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

On November 12, 2020, simultaneously with the closing of our initial public offering, our Sponsor purchased an aggregate of 414,000 Insider Units in a private placement at a purchase price of $10.00 per unit, generating gross proceeds of $4,140,000. Our Sponsor has agreed not to transfer, assign or sell any of the shares included in the Placement Units and the respective ordinary shares underlying the Private Rights and Private Warrants included in the Placement Units until 30 days after the completion of our initial business combination.

Our Sponsor previously agreed to make available to us office space, utilities and secretarial and administrative services, as we may require from time to time, at a rate of $10,000 per month. Effective March 31, 2021, we terminated the agreement (and any accrued obligations pursuant thereto) under which we were obligated to make such monthly payments. Since our initial public offering, we have paid for services rendered and expenses advanced by our Sponsor on an as-needed basis.

Other than reimbursement of any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, no compensation or fees of any kind, including finder’s fees, consulting fees, non-cash payments or other similar compensation, will be paid to our officers or directors, or to any of their respective affiliates, prior to or with respect to our initial business combination (regardless of the type of transaction that it is). Our independent directors will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will be responsible for reviewing and approving all related party transactions as defined under Item 404 of Regulation S-K, after reviewing each such transaction for potential conflicts of interests and other improprieties.

Our Sponsor entered into an agreement in accordance with the guidelines of Rule 10b5-1 under the Exchange Act, to place limit orders, through ED&F Man Capital Markets Inc., an independent broker-dealer registered under Section 15 of the Exchange Act which is not affiliated with us nor part of the underwriting or selling group, to purchase an aggregate of up to 3,750,000 of our rights in the open market at market prices, and not to exceed $0.20 per right during the period commencing on the later of (i) December 10, 2020, the date separate trading of the rights commenced or (ii) sixty calendar days after the end of the “restricted period” under Regulation M, continuing until the date that was the earlier of (a) November 9, 2021 and (b) the date that we announced that we had entered into a definitive agreement in connection with our initial business combination, or earlier in certain circumstances as described in the limit order agreement.

The limit orders required such members of our Sponsor to purchase any rights offered for sale (and not purchased by another investor) at or below a price of $0.20, until the earlier of (x) the expiration of the buyback period or (y) the date such purchases reach 3,750,000 rights in total. Our Sponsor would not have any discretion or influence with respect to such purchases and will not be able to sell or transfer any rights purchased in the open market pursuant to such agreements until following the consummation of a business combination. It was intended that the broker’s purchase obligation would be subject to applicable law, including Regulation M under the Exchange Act, which may prohibit or limit purchases pursuant to the limit order agreement in certain circumstances. I-Bankers also agreed to purchase up to 1,250,000 of our rights in the open market at market prices not to exceed $0.20 per right, on substantially similar terms as our Sponsor. The obligations to make any such purchases expired on November 9, 2021, and as of December 31, 2021, no limit orders were placed by our Sponsor or I-Bankers.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we consummate our initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the offering proceeds held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 ordinary shares if $1,500,000 of notes were so converted, as well as 150,000 rights to receive 15,000 shares and 150,000 warrants to purchase 75,000 shares).

On November 9, 2021, the EDOC Board approved the first extension (the “First Extension”) of the date by which EDOC has to consummate an initial business combination from November 12, 2021, to February 12, 2022. In connection with the First Extension, the Sponsor deposited into the Trust Account $0.10 for each of the 9,000,000 shares issued in the Initial Public Offering, for a total of $900,000. In connection therewith, EDOC issued the Sponsor an interest bearing unsecured promissory note (the “November 2021 Note”) in the principal amount of $900,000 which is payable by EDOC upon the earlier of (i) the date on which EDOC consummates its initial business combination or (ii) the liquidation of EDOC on or before February 12, 2023 (unless such date is extended). Simple interest will accrue on the unpaid principal balance of the November 2021 Note at the rate of 4% per annum based on 365 days a year. The November 2021 Note may be repaid in cash or convertible into units consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share (the “Conversion Units”) equal to (x) the portion of the principal amount of and accrued interest under the November 2021 Note being converted divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the Private Units issued by EDOC to the Sponsor in connection with EDOC’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the November 2021 Note. As of March 9, 2023, approximately $900,000 was outstanding under the November 2021 Note.

On February 13, 2022, EDOC issued a promissory note to the Sponsor (the “February 2022 Note”) in the principal amount of up to $750,000. The February 2022 Note was issued in connection with advances the Sponsor has made to EDOC for working capital expenses. The February 2022 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which EDOC consummates its initial business combination and (ii) the date that the winding up of EDOC is effective. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the February 2022 Note may be converted into Conversion Units upon the consummation of an initial business combination, equal to (x) the portion of the principal amount of the February 2022 Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the Private Units issued by EDOC to the Sponsor in connection with EDOC’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the February 2022 Note. As of March 9, 2023, approximately $750,000 was outstanding under the February 2022 Note.

On August 25, 2022, EDOC issued a promissory note (the “August 2022 Note”) in the aggregate principal amount of up to $202,460 to the Sponsor (the “August Extension Funds”). The August Extension Funds, which (ii) equated to $0.033 per remaining Public Share, for each calendar month (commencing on August 12, 2022 and on the 12th day of each subsequent month) until November 12, 2022; and (ii) thereafter was increased to $0.05 for each Public Share that is not redeemed, for each calendar month (commencing on November 12, 2022 and on the 12th day of each subsequent month) until February 12, 2023, that is needed to complete an initial business combination. The principal amount of the August 2022 Note was permitted to be drawn down in three equal amounts and the balance of the August 2022 Note is payable by EDOC on the earlier of the consummation of EDOC’s initial business combination or the date of the liquidation of EDOC. As of March 9, 2023, approximately $202,500 was outstanding under the August 2022 Note.

On October 6, 2022, EDOC issued a non-interest-bearing promissory note (the “October 2022 Note”) in the principal amount of up to $500,000 to the Sponsor, which was provided to EDOC for working capital purposes. The principal balance of the October 2022 Note is payable by EDOC on the earlier of the consummation of EDOC’s initial business combination or the date of the liquidation of EDOC.

On November 16, 2022, EDOC issued a promissory note (the “November 2022 Note”) in the aggregate principal amount of up to $303,993.75 (the “November Extension Funds”) to the Sponsor, pursuant to which the November Extension Funds will be deposited into the Trust Account for each Public Share that was not redeemed in connection with the extension of the Company’s termination date from August 12, 2022 to February 12, 2023. The November 2022 Note bears no interest and is repayable in full upon the earlier of the date of the consummation of EDOC’s initial business combination, or the date of the liquidation of the Company. As of March 9, 2023, there was $303,994 outstanding under the November 2022 Note.

On January 10, 2023, EDOC issued a promissory note (the “January 2023 Note”) in the principal amount of up to $450,000 to the Sponsor. The January 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. A portion of the funds borrowed from the January 2023 Note were utilized to pay the November Extension Funds into the Trust Account. As of March 9, 2023, approximately $450,000 was outstanding under the January 2023 Note.

On February 14, 2023, EDOC issued a promissory note (the “February 2023 Note”) in the aggregate principal amount of up to $256,313.40 (the “February Extension Funds”) to the Sponsor, pursuant to which the Sponsor agreed to provide EDOC with equal installments of the Extension Funds, or $42,718.90 to be deposited into the Trust Account for each month in which the date by which EDOC must consummate its initial business combination is extended, from February 12, 2023 until August 12, 2023 (or such earlier date as determined by the EDOC Board). The February 2023 Note bears no interest and is repayable in full upon the earlier of the date of the consummation of EDOC’s initial business combination, or the date of the liquidation of the Company. As of March 9, 2023, a sum of $42,718.90 has been drawn down on the February 2023 Note and deposited into the Trust Account to cover the first month of the extension.

After our initial business combination, such as the Business Combination, members of our management team who remain with us may be paid consulting, management or other fees from the post-closing company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation. See “Summary of the proxy statement/prospectus — Interests of EDOC’s initial shareholders, Sponsor, Officers and Directors in the Business Combination,” “The Business Combination Proposal — Interests of EDOC’s Directors and Officers and Others in the Business Combination,” “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities.”

EDOC agreed, for a period commencing on November 9, 2020, and ending upon completion of EDOC’s initial business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. Since the initial public offering, EDOC has not made any payments under the agreement and has paid for services rendered and expenses advanced by the Sponsor on an as-needed basis. Effective March 31, 2021, EDOC and Sponsor terminated the agreement and agreed to waive any accrued fees from inception. As of September 30, 2022 and December 31, 2021, no fees were due to the Sponsor.

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on EDOC’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. EDOC’s audit committee will review on a quarterly basis expenses incurred and all payments that were made to the Sponsor, officers, directors or their affiliates.

All ongoing and future transactions between us and any member of our management team or his or her respective affiliates will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable to us than are available from unaffiliated third parties. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent accounting firm, or independent investment banking firm that our initial business combination is fair to our company from a financial point of view.

We have entered into a registration rights agreement with respect to the founder shares, the shares underlying the representative’s warrants, and the securities underlying the private units.

Certain Agreements Related to the Business Combination

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination by EDOC, AOI and their related persons. References below are qualified in their entirety by reference to the full text of such agreements and to the descriptions thereof included elsewhere in this proxy statement/prospectus. These agreements include:

•        Lock-Up Agreements (see the section entitled “The Business Combination Proposal — Related Agreements — Lock-Up Agreements”).

•        Non-Competition Agreements (see the section entitled “The Business Combination Proposal — Related Agreements — Non-Competition Agreements”).

•        Sponsor Support Agreement (see the section entitled “The Business Combination Proposal — Related Agreements — Sponsor Support Agreement”).

•        Insider Letter (see the section entitled “The Business Combination Proposal — Related Agreements — A&R Insider Letter Amendment”).

AOI Related Party Transactions

In 2012, JSKS Enterprises Pty Ltd. (“JSKS”) and Betar Investments Pty Ltd. (“BI”) formed AOI with two Class A shares (AUD$1 per share). Each party held one share and had 50% of ownership interest of AOI. Gary Donald Seaton and Michael Frederick Habeb Betar were the initial directors of AOI.

In 2017, AOI increased its Class A share to 10 shares. JSKS and BI each held 5 shares with the paid capital of AUD$10.

From 2012 to 2022, JSKS lent accumulated AUD$2,762,074 to Cowcumbla Investment Pty Ltd. (“Cowcumbla”), a direct subsidiary of AOI, to support its capital expenditure and working capital requirement. The accrued interest was AUD$778,683 (4%-6% per annum) and AUD$456,324 of the interest was paid to date and the balance remains outstanding.

From 2012 to 2019, JSKS lent accumulated AUD$1,057,750 through AOI to invest in Pyrenees Hay Processors Company Pty Ltd. (“PHPC”).

At present, the balance of the foregoing related party loans that AOI owes to JSKS is AUD$3,534,008.

From 2012 to 2019, BI lent accumulated AUD$2,224,697 to Cowcumbla through AOI. AUD$42,506 of the accrued interest of AUD$117,391 was paid to date. As of the date hereof, the loan balance is AUD$378,051 and is expected to be paid in full by April 1, 2023.

From 2013 to 2014, AOI lent AUD$1,665,386 to Cowcumbla to support its operation. In 2014, AUD$1,665,386 of this AOI loan to Cowcumbla was converted to 555,130 of Cowcumbla shares with conversation rate of AUD$3 per share.

From 2014 to 2015, AOI lent AUD $2,009,886 to Cowcumbla to capital expenditure and working capital requirement. In 2015, AUD$2,009,886 of the AOI loan to Cowcumbla was converted to 666,666 of Cowcumbla shares with conversation rate of AUD$3 per share.

In 2015, 88,262 of Cootamundra Oilseeds Pty Ltd. (“Cootamundra”) shares owned by AOI were converted to the equivalent number of Cowcumbla’s shares with the conversation rate of AUD$2.9 per share. As a result, AOI held 1,310,058 Class A shares in Cowcumbla.

In July 2019, JSKS, BI and AOI signed share transfer agreements as below:

•        AOI issued 2,582,477 of Class A shares (AUD$1 per share) to BI as partial settlement with the loan owned to BI and redemption of 2,582,482 Class A shares from BI along with consideration of AUD$1,057,750.

•        JSKS sold 8,677 shares of Premier Feed & Fibre Pty Ltd. to BI with the consideration of AUD$65,000.

•        AOI sold 1,000,000 shares of PHPC to BI with consideration of AUD$1,057,750.

•        Michael Frederick Habeb Betar resigned as the director of AOI as effective as 22 July 2019.

In 2021, AOI purchased additional 239,823 Class A shares of Cowcumbla from the minority shareholders with consideration of AUD$335,752 (AUD$1.4 per share). As a result, AOI held 1,549,881 number of Class A shares of Cowcumbla.

In March 2022, AOI purchased additional 135,000 Class A shares of Cowcumbla from Soon Soon SDN BHD, in which Gary Seaton owns 20% of the shares, for a purchase price AUD$405,000 at AUD$3 per share. As a result, AOI owned a total of 1,684,881 Class A shares of Cowcumbla. AOI took further related party loan from JSKS with amount of AUD$405,000 in March 2022 for working capital which remains outstanding.

In March 2022, AOI signed a share sales and purchase agreement with KGV Global FZE and sold 645,622 of Class A shares with total consideration of AUD$3,187,450 (AUD$4.94 per share). In April 2022 KGV Global FZE, sold 83,673 of Class A shares to Plus Wealth AG for a consideration of AUD 436.773 (AUD 5.22 per share).

AOI’s share structure is updated as below:

•        JSKS               1,936,865 Class A shares of the Company

•        KGV Global FZE         561,949 Class A shares of the Company

•        Plus Wealth AG             83,673 Class A shares of the Company

In spring 2022, AOI borrowed funds from Energreen Nutrition Australia Pty Ltd. (“Energreen”), which is controlled by Gary Seaton (owner of 92% of Energreen), with the payable balance of AUD$767,320 in relation to the down payment of equipment purchase for Cootamundra plant expansion, which bears interest at 4% per annum.

In September 2022, AOI also owed Energreen with the payable balance of AUD$123,077 of the transaction cost in relation to the de-SPAC consulting service cost including PCAOB audit, legal counsel, and listing consultancy fee.

Pubco

Policy and Procedures Governing Related Party Transactions

Upon consummation of the Combination, Pubco will adopt policies and procedures governing related party transactions (the “Related Party Policy”), which will include provisions regarding contracts and transactions between Pubco and interested directors or officers of Pubco, or between Pubco and any other corporation, partnership, association or other organization in which one or more of Pubco’s directors or officers are directors or officers or have a financial interest (each, an “Interested Party”).

Pursuant to the Related Party Policy, no contract or transaction between Pubco and an Interested Party will be void or voidable solely because it is with an Interested Party, or solely because the Interested Party is present or participates in the meeting of the Pubco Board or a committee thereof that authorizes the contract or transaction thereof or solely because the Interested Party’s vote is counted in approving the contract or transaction, if:

•        the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Pubco Board or the committee, and the Pubco Board or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum;

•        the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Pubco stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Pubco stockholders;

•        the contract or transaction is fair as to Pubco as of the time it is authorized, approved or ratified by the Pubco Board, the committee or the Pubco stockholders.

Furthermore, it is anticipated that Pubco will adopt a written policy requiring the approval of the Pubco Board or a committee thereof of certain transactions involving Pubco and related persons.

Indemnification Agreements

Effective upon the completion of the Business Combination, the Proposed Memorandum and Articles will provide for certain indemnification rights for Pubco’s directors and executive officers, and Pubco will enter into an indemnification agreement with each of Pubco’s executive officers and directors providing for procedures for indemnification and advancements by Pubco of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to Pubco or, at Pubco’s request, service to other entities, as officers or directors to the maximum extent permitted by Cayman law.

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime.

Presently, EDOC’s Existing Organizational Documents provides for indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default.

DESCRIPTION OF PUBCO SECURITIES

The following description of the material terms of the share capital of Pubco following the transactions includes a summary of specified provisions of the Proposed Memorandum and Articles that will be in effect upon completion of the transactions. This description is qualified by reference to of the Proposed Memorandum and Articles as will be in effect upon consummation of the Transactions, copies of which are attached to this proxy statement/prospectus as Annex B and are incorporated in this proxy statement/prospectus by reference. References in this section to “we”, “our” or “us” refer to Pubco.

The rights of shareholders described in this section are available only to Pubco’s shareholders. For the purposes of this proxy statement/prospectus, a “shareholder” means a person who holds shares of Pubco. This summary is not complete and should be read together with the Proposed Memorandum and Articles as described in “The Memorandum and Articles Proposal” and the full text of the Proposed Memorandum and Articles attached as Annex B to this proxy statement/prospectus.

Authorized Shares

Pubco’s authorized share capital will be US$50,000, divided into 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 5,000,000 Preference Shares, each of par value $0.0001 per share. All of Pubco’s Ordinary Shares issued and outstanding at the consummation of the Business Combination will be fully paid and non-assessable. The Proposed Memorandum and Articles will become effective upon consummation of the Business Combination. The following are summaries of material provisions of the Proposed Memorandum and Articles and the Companies Act insofar as they relate to the material terms of Pubco’s share capital.

Ordinary Shares

General

Holders of Pubco Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Pubco will maintain a register of its shareholders and a shareholder will only be entitled to a share certificate if the board of directors of Pubco resolves that share certificates be issued.

Immediately following the consummation of the Business Combination, JSKS Enterprises Pty Ltd. (“JSKS”) will control the voting power of a substantial majority of the outstanding Pubco Ordinary Shares. Although JSKS will control a substantial majority of the voting power of the outstanding the Pubco Ordinary Shares immediately following the consummation of the Business Combination, JSKS’s control over those shares is not permanent and is subject to reduction or elimination at any time or after certain periods as a result of a variety of factors.

Dividends

The holders of Pubco Ordinary Shares will be entitled to such dividends as may be declared by the board of directors of Pubco may in its discretion lawfully declare from time to time. Under the laws of the Cayman Islands, Pubco may pay a dividend out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if this would result in Pubco being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

In respect of all matters upon which holders of Pubco Ordinary Shares are entitled to vote, voting at any meeting of shareholders will be by poll.

An Ordinary Resolution to be passed by the shareholders will require a simple majority of votes cast, including by all holders of a specific class of shares, if applicable, while a special resolution will require not less than two-thirds of votes cast.

Transfer of Ordinary Shares

Subject to applicable laws, including the Companies Act, securities laws, common law and the restrictions contained in the proposed memorandum and articles of association, any Pubco shareholders may transfer all or any of their ordinary shares by an instrument of transfer in the usual or common form or any other form approved by the board of directors of Pubco.

Notwithstanding the foregoing, the board of directors of Pubco will decline to register any transfer of any ordinary shares which were issued on terms which require them to be transferred with another share, option or warrant unless satisfactory evidence is produced of the like transfer of such share, option or warrant.

Liquidation

On a return of capital on winding up, if the assets available for distribution amongst Pubco shareholders shall be insufficient to repay all of the issued share capital, the assets will be distributed so that the losses are borne by Pubco shareholders in proportion to the par value of the shares held by them. If the assets available for distribution is more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst Pubco shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Pubco for unpaid calls or otherwise.

Redemption of Ordinary Shares

Pubco may issue shares on terms that such Pubco Ordinary Shares are subject to redemption, at Pubco’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such Pubco Ordinary Shares, by a board resolution of Pubco’s directors. Pubco may also repurchase any of its Pubco Ordinary Shares in such manner and on such other terms as agreed between the board of directors and the relevant shareholder. Under the Companies Act, the redemption or repurchase of any share may be paid out of Pubco’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if Pubco can, immediately following such payment, pay its debts as they fall due in the ordinary course of business.

In addition, under the Companies Act, no such Pubco Ordinary Shares may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shares outstanding, other than shares held as treasury shares. In addition, Pubco’s board of directors may accept the surrender of any fully paid Pubco Ordinary Shares for no consideration.

Variations of Rights of Shares

If at any time Pubco Ordinary Shares capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied only with consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the shareholders of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Pubco will hold an annual general meeting at such time and place as the board of directors of Pubco will determine. At least five (5) clear days’ notice shall be given for any general meeting. The directors of Pubco may call general meetings, and they shall on a shareholders’ requisition forthwith, proceed to convene an Extraordinary General Meeting. One or more shareholders who together hold not less than a majority of the issued and outstanding Pubco Ordinary Shares entitled to attend and vote at such meeting, being individuals present in person or by proxy shall be a quorum.

Inspection of Books and Records

The board of directors of Pubco or the shareholders by Ordinary Resolution will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of Pubco will be open to the inspection by Pubco shareholders, and no Pubco shareholder will otherwise have any right of inspecting any account or book or document of Pubco except as required by the Companies Act.

Changes in Capital

Pubco may from time to time by Ordinary Resolution:

•        increase the share capital by such sum, with such rights, priorities and privileges annexed thereto, as Pubco in general meeting may determine;

•        consolidate and divide all or any share capital into shares of a larger amount than existing shares;

•        convert all or any of its paid-up shares into equity and reconvert that equity into paid-up shares of any denomination;

•        sub-divide its existing shares or any of them into shares of a smaller amount; or

•        cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Warrants

Set forth below is also a description of warrants of Pubco that will be issued and outstanding upon the consummation of the Business Combination. These warrants will replace the warrants issued and outstanding in connection with the EDOC IPO and have the same terms and conditions. EDOC is not issuing any warrant to AOI shareholders in connection with the Business Combination.

Each warrant entitles the holder thereof to purchase one-half (1/2) of one Pubco Ordinary Share at a price of $11.50 per full share, subject to adjustment as described below, at any time commencing upon the closing of the Business Combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares; as such, a minimum of two warrants must be exercised.

However, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the issuance of the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the issuance of the ordinary shares issuable upon exercise of the public warrants is not effective within 52 days from the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of our initial business combination at 5:00 p.m., New York City time or earlier redemption.

If (x) EDOC issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of EDOC’s initial business combination at an issue price or effective issue price of less than $9.50 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (z) the volume weighted average trading price of our ordinary shares during the 20 trading day period starting on the trading day prior to the day on which EDOC consummates its initial business combination (such price, the “Market Price”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Price.

The private warrants and any warrants underlying units issued to the Sponsor, Initial Shareholders, officers, directors or their affiliates in payment of working capital loans made to EDOC will be identical to the public warrants underlying the units sold in the IPO, except that such warrants will be exercisable for cash (even if a registration statement covering the issuance of the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. In addition, for as long as the private warrants are held by I-Bankers or their respective designees or affiliates, they may not be exercised after five years from the effective date of the registration statement relating to the EDOC IPO.

EDOC (or Pubco following the Closing) may call the warrants for redemption (excluding the private warrants, and any outstanding Representative’s Warrants, and any warrants underlying units issued to the Sponsor, Initial Shareholders, officers, directors or their affiliates in payment of working capital loans made to EDOC), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period ending on the third trading business day prior to the notice of redemption to warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If and when the warrants become redeemable, EDOC (or Pubco following the Business Combination) may not exercise the redemption right if the issuance of ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue-sky laws or EDOC (or Pubco following the Business Combination) is unable to effect such registration or qualification. EDOC (and Pubco following the Business Combination) will use best efforts to register or qualify such ordinary shares under the blue-sky laws of the state of residence in those states in which the warrants were offered by EDOC in the IPO.

If the warrants are called for redemption as described above, EDOC’s (or Pubco’s following the Business Combination) management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of the EDOC Ordinary Shares or Pubco Ordinary Shares, respectively, at the time the warrants are called for redemption, and EDOC’s (or Pubco’s following the Business Combination) cash needs at such time and concerns regarding dilutive share issuances.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and EDOC (or Pubco following the Business Combination). The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no public warrants will be exercisable and EDOC (or Pubco following the Business Combination) will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, EDOC has agreed (and Pubco following the Business Combination will agree) to use best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, EDOC (and Pubco) cannot assure you that we will be able to do so and, if EDOC (or Pubco) does not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and EDOC (or Pubco) will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, EDOC (or Pubco) will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of the warrants once the EDOC Units separate, and no cash will be payable in lieu thereof. As a result, you must exercise warrants in multiples of two warrants, at an exercise price of $11.50 per full share, subject to adjustment, to validly exercise your warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, EDOC (or Pubco following the Business Combination) will, upon exercise, round down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

EDOC has agreed (and Pubco following the Business Combination will agree) that, subject to applicable law, any action, proceeding or claim against EDOC or Pubco, as applicable, arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and EDOC has (and Pubco following the Business Combination will) irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Exempted Company

Pubco will be an exempted company with limited liability incorporated under the laws of Cayman Islands. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Comparison of Corporate Governance and Shareholder Rights

Pubco is a Cayman Islands exempted company. Cayman Islands law and Pubco’s Proposed Memorandum and Articles will govern the rights of its shareholders. While EDOC is also a Cayman Islands exempted company, the Proposed Memorandum and Articles will differ in certain material respects from the Existing Organizational Documents of EDOC. As a result, when you become a shareholder of Pubco, your rights will differ in some regards as compared to when you were a shareholder of EDOC.

Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of EDOC and Pubco according to applicable law and/or the organizational documents of EDOC and Pubco. You also should review the Proposed Memorandum and Articles.

Provision	EDOC	Pubco
Structure of the board	EDOC’s board consists of three classes of directors with staggered three-year terms.

Pubco’s board will shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The existing directors shall by resolution classify themselves as Class I, Class II or Class III directors. The Class I directors shall stand elected for a term expiring at the Pubco’s first annual general meeting that follows the consummation of the Business Combination, the Class II directors shall stand elected for a term expiring at Pubco’s second annual general meeting that follows the consummation of the Business Combination and the Class III directors shall stand elected for a term expiring at Pubco’s third annual general meeting that follows the consummation of the Business Combination. Commencing at Pubco’s first annual general meeting that follows the consummation of the Business Combination, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

Provision	EDOC	Pubco
Removal of directors

Prior to the closing of EDOC’s initial business combination, EDOC may by Ordinary Resolution of the holders of the Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of EDOC’s initial business combination, holders of Class A Ordinary Shares have no right to vote on the appointment or removal of any director.

Pubco’s directors may be removed from office with or without cause by: (A) an Ordinary Resolution passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director; or (B) by the affirmative vote of a majority of the directors present and voting at a meeting.

Vacancies on the board	Except as Cayman Islands law or any applicable law may otherwise require, any vacancy on the board of EDOC, may be filled by the majority vote of the remaining directors.	Vacancies on the Pubco board may be filled by the affirmative vote of a majority of the directors present and voting at a meeting or by Ordinary Resolution of the Members.
Action by written consent	Ordinary and special resolutions may be passed by unanimous written consent.	Ordinary Resolutions and Special Resolutions may be passed by unanimous written consent.
Calling of extraordinary general meetings

A general meeting of the shareholders may be called by the directors, the chief executive officer or the chairman of the EDOC Board, and, for the avoidance of doubt, shareholders will not have the ability to call general meetings.

The directors may call a general meeting of the shareholders. The CEO or chairman may call an extraordinary general meeting. No shareholder may call a general meeting or an extraordinary general meeting.

Nominations of person for election of directors	Except as Cayman Islands law or any applicable law may otherwise require, any vacancy on the board of EDOC, may be filled by the majority vote of the remaining directors.

Directors may nominate candidates at any time. Members may nominate candidates for election as Directors at the annual general meeting by delivering notice to the principal executive offices of Pubco not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Amendments to the organizational documents

Except where the supermajority voting provisions apply, the affirmative vote of the holders of at least fifty percent (50%) of the total number of ordinary shares that have voted and are entitled to vote thereon is required to amend EDOC memorandum and articles of association. The memorandum and articles of association may also be amended by special resolution to: (i) to change the company’s name; (ii) alter or add to the articles of association; (iii) alter or add to the memorandum with respect to any objects, powers or other matters specified therein; and(iv) to reduce the company’s share capital or any capital redemption reserve fund.

Subject to the Companies Act and as provided in the Proposed Memorandum and Articles, Pubco may, by Special Resolution, amend the Proposed Memorandum and Articles in whole or in part.

Provision	EDOC	Pubco
Supermajority Voting

Prior to the closing of EDOC’s initial combination, Article 29.1 of the amended and restated memorandum and articles of association (relating to appointment and removal of directors) may only be amended by a special resolution passed by at least 90 per cent of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

Amendment of any provision of the Proposed Memorandum and Articles requires a special resolution, which is the affirmative vote of a two-thirds majority of the votes cast by the holders of the issued and outstanding Pubco Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the meeting.

EDOC will have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Law) upon such terms as the directors may determine and (to the extent required by the Cayman Islands Companies Law) with the approval of a special resolution.

SPAC Provisions

EDOC’s amended and restated memorandum and articles of association contain provisions relating to the operation of EDOC as a blank check company prior to the consummation of its initial business combination, including, for example, provisions pertaining to the Trust Account of EDOC and time limits within which it must consummate an initial business combination.

Pubco’s Proposed Memorandum and Articles will not contain SPAC provisions and will have an infinite life.

ENFORCEABILITY OF CIVIL LIABILITIES

A majority of Pubco’s officers and directors are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Gary Seaton is a citizen of and is based in Australia; Bob Wu is a citizen of and is based in Australia; Kapil Singh is a citizen of and is based in India; Menaka Athukorala is a citizen of and is based in Sri Lanka; Gowri Shankar is a citizen of and is based in India; and Kevin Chen is a citizen of and is based in the United States.

As a result, it may be difficult for investors to effect service of process within the United States upon Pubco or these persons, or to enforce judgments obtained in U.S. courts against Pubco or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where Pubco’s directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Pubco and its officers and directors.

Australia

There are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against Pubco to enforce liabilities based in part upon U.S. federal securities laws.

India

It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice. In addition to and irrespective of jurisdictional issues, Indian courts will not enforce a provision of the U.S. federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Indian courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Indian law or enforceable in an Indian court, if they are considered to be contrary to Indian public policy. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Indian courts to be penal in nature and therefore unenforceable in India. Further, no claim may be brought in India against Pubco or our directors and officers in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Indian law and do not have force of law in India.

Section 44A of the Indian Code of Civil Procedure, 1908, as amended (the “Civil Procedure Code”), provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•        where the judgment has not been pronounced by a court of competent jurisdiction;

•        where the judgment has not been given on the merits of the case;

•        where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•        where the proceedings in which the judgment was obtained were opposed to natural justice;

•        where the judgment has been obtained by fraud; or

•        where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code is applicable only to decrees or judgments under which a sum of money is payable not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy or practice in India. If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by filing a fresh suit on the basis of the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay.

Further, any judgment or award denominated in a foreign currency would be converted into Indian Rupees on the date of such judgment or award and not on the date of payment which could also increase risks relating to foreign exchange. A party seeking to enforce a foreign judgment in India is required to obtain a prior approval from the RBI to repatriate any amount recovered. Any such amount may be subject to income tax pursuant to execution of such a judgment in accordance with applicable laws.

The disclosure in this section is not based on the opinion of counsel.

APPRAISAL RIGHTS

Holders of EDOC Units, EDOC Warrants and EDOC Rights do not have appraisal rights in respect to their EDOC Units, EDOC Warrants and EDOC Rights in connection with the Business Combination under the Companies Act.

However, under Cayman Islands law, holders of record of EDOC Ordinary Shares who comply with the applicable requirements of Section 238 of the Companies Act may have the right, under certain circumstances, to object to the Merger and exercise appraisal (“dissenter”) rights, which would entitle them to seek payment of the fair value of their EDOC Ordinary Shares.

These statutory appraisal rights are separate to and mutually exclusive of the right of holders of Public Shares to elect to have their shares redeemed for cash at the applicable Redemption Price in accordance with the amended and restated memorandum and articles of association of EDOC, which are discussed above in the section titled “Questions and Answers about the Proposals — Do I have Redemption Rights?”. Shareholders who elect to have their Public Shares redeemed in accordance with the amended and restated memorandum and articles of association of EDOC will not be entitled to exercise statutory dissenter rights under the Companies Act.

Any EDOC shareholder who elects to exercise statutory dissenter rights under the Companies Act must do so in respect of all of the EDOC Ordinary Shares that person holds. Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights contained in Section 238 of the Companies Act.

It is possible that, if shareholders exercise their statutory dissenter rights, the fair value of the EDOC Ordinary Shares determined under Section 238 of the Companies Act could be more than, the same as, or less than shareholders would obtain if they exercise their redemption rights in accordance with the amended and restated memorandum and articles of association of EDOC as described herein. Shareholders need not vote against any of the proposals at the Meeting in order to exercise their statutory dissenter rights under the Companies Act.

Shareholders who do wish to exercise their statutory dissenter rights, if applicable, will be required to deliver notice to EDOC prior to the Meeting and follow the process prescribed in Section 238 of the Companies Act. This is a separate process with different deadline requirements to the process which shareholders must follow if they wish to exercise their redemption rights in accordance with the amended and restated memorandum and articles of association of EDOC, which is discussed above in the section titled “Questions and Answers about the Proposals — How do I exercise my Redemption Rights?”.

At the Effective Time, those shares belonging to dissenting shareholders (“Dissenting Shares”) shall no longer be outstanding and shall automatically be cancelled and extinguished, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Companies Act shall cease and such EDOC Ordinary Shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s EDOC Ordinary Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one Pubco Ordinary Share for each EDOC Ordinary Share. As a result, such shareholder will not receive any cash for their EDOC Ordinary Shares and will become a shareholder of Pubco.

In the event that any holder of EDOC Ordinary Shares delivers notice of their intention to exercise Dissent Rights, EDOC and the other parties to the Business Combination Agreement may in their sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Companies Act. In such circumstances where the exception under Section 239 of the Companies Act is invoked, no Dissent Rights shall be available to EDOC shareholders, including those EDOC shareholders who have delivered a written objection to the Merger prior to the Meeting and followed the process prescribed in Section 238 of the Companies Act, and each such holder’s EDOC Ordinary Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration comprising one Pubco Ordinary Share for each EDOC Ordinary Share.

TICKER SYMBOL AND DIVIDENDS

Ticker Symbol and Market Price

EDOC Ordinary Shares, EDOC Rights and the EDOC Public Warrants are currently listed on The Nasdaq Capital Market under the symbols “ADOC”, “ADOCR”, and “ADOCW” respectively. The closing price of the EDOC Ordinary Shares, EDOC Rights and the EDOC Public Warrants on December 6, 2022, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.37, $0.11, and $0.349, respectively. As of _______, 2023, the record date for the Meeting, the closing price for EDOC Ordinary Shares, EDOC Rights and the EDOC Public Warrants was $[*], $[*], $[*], and $[*], respectively.

There is currently no public market for the equity securities of AOI or Pubco. We are applying to list Pubco Ordinary Shares and Pubco Public Warrants on The Nasdaq Capital Market upon the Closing under the ticker symbols “COOT” and “COOTW” respectively.

Dividends

EDOC, Pubco, and AOI have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends by Pubco in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. Following the completion of the Business Combination, the Pubco Board will consider whether or not to institute a dividend policy. It is presently intended that Pubco will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Pubco Board will declare dividends in the foreseeable future.

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with EDOC’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of EDOC, 7612 Main Street Fishers, Suite 200, Victor, NY 14564. Following the Business Combination, such communications should be sent in care of Pubco at 126 – 142 Cowcumbla Street, Cootamundra, Site 2: 52 Fuller Drive Cootamundra, PO Box 263 Cootamundra 2590, Australia, and its telephone number is 02 6942 4347. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The legality of the Pubco Ordinary Shares offered hereby will be passed upon for Pubco, as to matters of Cayman Islands law, by Maples and Calder (Hong Kong) LLP.

Rimon P.C., Washington, DC, represented AOI in connection with the Transactions and the assistance with the preparation of this proxy statement/prospectus. Stuarts Law represented AOI in connection with Cayman Islands law matters.

EXPERTS

The consolidated financial statements of Australian Oilseeds Investments Pty Ltd., ACN 158 999 949 as of and for each of the years ended June 30, 2021 and 2022 included in this registration statement have been audited by BF Borgers CPA PC, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.”

The financial statements of EDOC and its subsidiaries as of December 31, 2022 and 2021, for the year ended December 31, 2022, and December 31, 2021, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph relating to substantial doubt about the ability of EDOC Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), and are included in reliance upon the December 31, 2022 report of such firm given upon their authority as experts in accounting and auditing.

HOUSEHOLDING INFORMATION

Unless EDOC has received contrary instructions, EDOC may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if EDOC believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce EDOC’s expenses. However, if shareholders prefer to receive multiple sets of EDOC’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of EDOC’s disclosure documents, the shareholders should follow these instructions:

If the EDOC Ordinary Shares are registered in the name of the shareholder, the shareholder should contact EDOC’s offices at EDOC Acquisition Corp., 7612 Main Street Fishers, Suite 200, Victor, NY 14564. If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

SOLICITATION OF PROXIES

EDOC will bear the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. To assist in the solicitation of proxies, EDOC has retained Advantage Proxy, for a fee of $[            ] plus reimbursement of out-of-pocket expenses for their services. EDOC and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding ordinary shares of EDOC beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of EDOC. No additional compensation will be paid to EDOC’s directors, officers or employees for solicitation.

SHAREHOLDER PROPOSALS

If the Business Combination is consummated and Pubco holds a 2023 annual general meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2023 annual meeting will be held. Following completion of the Business Combination, Pubco is expected to qualify as a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, Pubco will be exempt from certain rules under the Exchange Act that would otherwise apply if Pubco were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer, including the requirement to file proxy solicitation materials on Schedule 14A in connection with annual or extraordinary general meetings of its security holders. For more information, see “Description of Pubco Securities — Comparison of Corporate Governance and Shareholder Rights.”

WHERE YOU CAN FIND MORE INFORMATION

EDOC files, and Pubco will file upon the effectiveness of this proxy statement/prospectus, reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act, in the case of Pubco as applicable to foreign private issuers. You can read EDOC’s and Pubco’s SEC filings, including this proxy statement/prospectus, on the Internet at the SEC’s website at http://www.sec.gov.

As a foreign private issuer, Pubco is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Pubco will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

EDOC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information about EDOC at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov. EDOC currently does not have a website, but will also make available free of charge electronic copies of its filings upon request. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to EDOC has been supplied by EDOC, and all such information relating to Pubco has been supplied by Pubco. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Edoc Acquisition Corp.
7612 Main Street Fishers
Suite 200
Victor, NY 14564
Attention: Kevin Chen
Tel: (585) 678-1198
Email: kevin.chen@edocmed.net

You may also obtain these documents by requesting them in writing or by telephone from EDOC’s proxy solicitor at:

Karen Smith
President & CEO
Advantage Proxy
PO Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
(banks and brokers can call collect at (206) 870-8565)
Email: ksmith@advantageproxy.com

If you are a shareholder of EDOC and would like to request documents, please do so by ______, 2023 to receive them before the Meeting. If you request any documents from EDOC, EDOC will mail them to you by first class mail, or another equally prompt means.

None of EDOC, AOI or Pubco has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EDOC ACQUISITION CORP

Australian Oilseeds Investments PTY LTD.

For the Year Ended 30 June 2022
Consolidated Financial Statements

For the Year Ended 30 June 2021
Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
EDOC Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of EDOC Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2020.

New York, NY
January 23, 2023
PCAOB ID Number 688

EDOC ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:
Current assets:
Cash	$13,726	$223,398
Prepaid expenses	72,386	36,091
Total current assets	86,112	259,489
Cash and marketable securities held in Trust Account	21,319,155	92,459,548
Total Assets	$21,405,267	$92,719,037

Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit:
Current liabilities:
Accounts payable and accrued expenses	$2,151,646	$1,030,039
Convertible promissory note – related party, at fair value	1,512,412	975,324
Promissory note – related party	702,460	—
Total current liabilities	4,366,518	2,005,363
Warrant liability	23,257	203,838
Total Liabilities	$4,389,775	$2,209,201

Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, $0.0001 par value; 2,026,625 and 9,000,000 shares at $10.52 and $10.27 redemption value, respectively, at December 31, 2022 and 2021	21,319,155	92,459,548

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 554,000 issued and outstanding at December 31, 2022 and 2021 (excluding 2,026,625 and 9,000,000 shares subject to possible redemption at December 31, 2022 and 2021, respectively)	55	55
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 2,250,000 shares issued and outstanding at December 31, 2022 and 2021	225	225
Additional paid-in capital	5,332,439	—
Accumulated deficit	(9,636,382)	(1,949,992)
Total Shareholders’ Deficit	(4,303,663)	(1,949,712)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$21,405,267	$92,719,037

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Formation and operating costs	$2,544,984	$1,798,098
Loss from operations	(2,544,984)	(1,798,098)

Other (expense) income:
Interest earned on marketable securities held in Trust Account	314,155	20,868
Interest expense	(36,102)	(5,027)
Transaction cost of shares transferred to backstop investors	(5,739,976)	—
Change in fair value of convertible promissory note	139,936	(70,297)
Change in fair value of warrants	180,581	952,674
Total other (expense) income, net	(5,141,406)	898,218

Net Loss	$(7,686,390)	$(899,880)

Weighted average shares outstanding, redeemable Class A ordinary shares	3,122,111	9,000,000
Basic and diluted net loss per share, redeemable Class A ordinary shares	$(1.30)	$(0.08)
Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	2,804,000	2,804,000
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(1.30)	$(0.08)

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	554,000	$55	2,250,000	$225	$444,734	$(565,298)	$(120,284)
Net loss	—	—	—	—	—	(899,880)	(899,880)
Remeasurement for Class A Ordinary Shares to Redemption Value	—	—	—	—	(444,734)	(484,814)	(929,548)
Balance – December 31, 2021	554,000	$55	2,250,000	$225	$—	$(1,949,992)	$(1,949,712)
Fair value of shares transferred to backstop investors	—	—	—	—	5,739,976	—	5,739,976
Promissory note proceeds in excess of fair value	—	—	—	—	109,078	—	109,078
Net loss	—	—	—	—	—	(7,686,390)	(7,686,390)
Remeasurement for Class A Ordinary Shares to Redemption Value	—	—	—	—	(516,615)	—	(516,615)
Balance – December 31, 2022	554,000	$55	2,250,000	$225	$5,332,439	$(9,636,382)	$(4,303,663)

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(7,686,390)	$(899,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and Treasury securities held in Trust Account	(314,155)	(20,868)
Accrued interest on promissory note	36,102	5,027
Change in fair value of convertible promissory note	(139,936)	70,297
Change in fair value of warrant liability	(180,581)	(952,674)
Fair value of shares transferred to backstop investors	5,739,976	—
Changes in operating assets and liabilities:
Prepaid expenses	(36,295)	61,407
Accounts payable and accrued expenses	1,121,607	976,359
Due to related party	—	(17,000)
Net cash used in operating activities	(1,459,672)	(777,332)

Cash Flows from Investing Activities:
Principal deposited in Trust account for Trust extension	(202,460)	(900,000)
Cash withdrawn from Trust Account in connection with redemption	71,657,008	—
Net cash provided by (used in) financing activities	71,454,548	(900,000)

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	702,460	—
Proceeds from convertible promissory note – related party	750,000	900,000
Redemption of ordinary shares	(71,657,008)	—
Net cash (used in) provided by financing activities	(70,204,548)	900,000

Net Change in Cash	(209,672)	(777,332)
Cash, beginning of the period	223,398	1,000,730
Cash, end of period	$13,726	$223,398

Non-Cash Investing and Financing Activities:
Remeasurement for Class A Ordinary Shares to Redemption Value	$516,615	$929,548
Promissory note proceeds in excess of fair value	$(109,078)	$—

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN

EDOC Acquisition Corp. (“Edoc” or the “Company”) was incorporated in the Cayman Islands on August 20, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). While the Company may pursue an acquisition opportunity in any industry or geographic region, the Company intends to focus on businesses primarily operating in the healthcare and healthcare provider space in North America and Asia-Pacific.

As of December 31, 2022, the Company had not yet commenced any operations. All activity through December 31, 2022, relates to the Company’s organizational activities, those necessary to prepare for the Initial Public Offering and identifying a target company for the Business Combination. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is American Physicians LLC (the “Sponsor”).

Financing

The registration statement for the Company’s initial public offering was declared effective on November 9, 2020 (the “Effective Date”). On November 12, 2020, the Company consummated the initial public offering of 9,000,000 units (each, a “Unit” and collectively, the “Units”) at $10.00 per Unit (the “Initial Public Offering” or “IPO”), which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 479,000 private placement units (“Private Unit)” and collectively, the “Private Units”), at a price of $10.00 per unit. Of the 479,000 private placement units, 65,000 units, or the “representative units” were purchased by I-Banker (and/or its designees). In addition, the Company’s sponsor agreed, pursuant to a letter agreement to purchase up to 3,750,000 of the Company’s rights in the open market at a market price not to exceed $0.20 per right. I-Bankers also agreed to purchase up to 1,250,000 of the Company’s rights in the open market at a market price not to exceed $0.20 per right, which is discussed in Note 5.

Transaction costs of the IPO amounted to $3,246,381, consisting of $1,575,000 of cash underwriting fees, the fair value of the representative’s warrants of $424,270, the fair value of representative’s shares $ 653,250 and $593,861 of other cash offering costs.

Trust Account

Following the closing of the IPO on November 12, 2020, $91,530,000 ($10.17 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in a trust account (“Trust Account”). On November 10, 2021, $900,000 ($0.10 per share) was added to the Trust Account for the first extension of the Company. In connection with the third extension of the Company, $202,460 (approximately $0.10 per share) was added to the Trust Account. The sponsor intends to deposit an additional $303,944 (approximately $0.15 per share), plus any applicable interest, into the Trust Account the week of January 23, 2023. The funds in the Trust Account are invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation, and (iii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination by February 12, 2023 (the “Combination Period”), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholder.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

On February 9, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a Business Combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Class A ordinary shares. As a result, an aggregate of $64,996,858 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders.

On August 12, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a Business Combination from August 12, 2022 to February 12, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 Class A ordinary shares. As a result, an aggregate of $6,660,150 (or approximately ($10.30 per share) was released from the Trust Account to pay such shareholders.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Upon the closing of the IPO, an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the Private Warrants to the Sponsor, was placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide holders of the Company’s outstanding shares of Class A ordinary shares, par value $0.0001 per share, sold in the IPO (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.17 per share, subsequently plus $0.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations), with the exception of the Backstop Investors who, pursuant the Backstop Agreements, agreed not to redeem certain Edoc shares in connection with the Company’s shareholder meeting to approve an extension of the date by which the Company had to consummate a Business Combination from February 12, 2022 to August 12, 2022 (See Note 6).

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Unless further extended, the Company will have until February 12, 2023, to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company to pay its income or other tax obligations, divided by the number of then outstanding public shares, subject to applicable law and as further described in registration statement, and then seek to dissolve and liquidate.

The Sponsor, officers and directors and Representative (defined in Note 6) have agreed to (i) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and private shares if the Company fails to complete the initial Business Combination within the Combination Period.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.52 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.52 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Business Combination Agreement

On December 5, 2022, EDOC Acquisition Corp., a Cayman Islands exempted corporation (together with its successors, “Edoc”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (the “AOI”), Australian Oilseeds Holdings Limited, upon execution of a joinder agreement to become party to the Business Combination Agreement (a “Joinder”), a to-be-formed Cayman Islands exempted company (“Pubco”), AOI Merger Sub, upon execution of a Joinder, a to-be-formed Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), American Physicians LLC, a Delaware limited liability company (“Purchaser Representative”), in the capacity as the Purchaser Representative thereunder, Gary Seaton, in his capacity as the representative for the Sellers (as defined below) in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) and each of the holders of AOI’s outstanding capital shares named on Annex I thereto (the “Primary Sellers”), as amended from time to time to include subsequent parties that execute and deliver to Edoc, Pubco and AOI a Joinder (the “Joining Sellers”), and the holders of AOI’s outstanding capital shares who are bound by the provisions of the Business Combination Agreement pursuant the drag-along rights set forth in AOI’s memorandum and articles of association (the “Drag-Along Sellers”, and collectively with the Joining Sellers, the “Sellers”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Edoc will merge with and into Merger Sub, with Edoc continuing as the surviving entity (the “Merger”), and with holders of Edoc securities receiving substantially identical securities of Pubco, and (b) immediately prior to the Merger, Pubco will acquire all of

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, with AOI becoming a wholly-owned subsidiary of Pubco (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) $190,000,000, plus (or minus if negative) (ii) AOI’s net working capital less a target net working capital of $4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco ordinary share to be issued to the Sellers valued at $10.00.

Refer to Current Report on Form 8-K filed on December 9, 2022 for further information regarding the Business Combination and other certain related agreements entered into concurrently with the execution of the Business Combination Agreement.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and Russia-Ukraine war on the industry and has concluded that while it is reasonably possible that the virus and the war could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these interim financial statements. The interim financial statements do not include any adjustments that might results from the outcome of these uncertainties.

Going Concern

As of December 31, 2022, the Company had $13,726 in the operating bank account and working capital deficit of $4,280,406.

On November 10, 2021, the Company issued an interest-bearing convertible promissory to the Sponsor in the amount of $900,000. As of December 31, 2022, the fair value of the note outstanding, including accrued interest, was $842,069.

On February 13, 2022, the Company issued a non-interest-bearing convertible promissory note in the principal amount of up to $750,000 to the Sponsor. As of December 31, 2022, $750,000 was drawn on the note and the fair value of the note outstanding was $670,343.

On August 25, 2022, the Company issued a non-interest-bearing promissory note in the aggregate principal amount of up to $202,460 to the Sponsor. As of December 31, 2022, $202,460 was drawn on the note.

On October 6, 2022, the Company issued a non-interest-bearing promissory note in the aggregate principal amount of up to $500,000 to the Sponsor. As of December 31, 2022, $500,000 was drawn on the note.

On November 16, 2022, the Company issued a non-interest-bearing promissory note in the aggregate amount of up to $303,994 to the Sponsor. As of December 31, 2022, there was no amount outstanding on the note.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination. The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s Sponsor, officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by February 12, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and the date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. These interim financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts or mutual fund accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. As of December 31, 2022 and 2021, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period and the reported amounts of expenses during the reporting period. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities as well as the fair value of the convertible notes. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and 2021.

Investment Held in Trust Account

As of December 31, 2022 and 2021, substantially all of assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. During the period January 1, 2021 to December 31, 2022, the Company did not withdraw any of interest income from the Trust Account to pay its tax obligations. On November 10, 2021, $900,000 ($0.10 per share) was added to the Trust Account for the first extension of the Company. On February 9, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a Business Combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,858 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders. On August 12, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company has to complete a Business Combination from August 12, 2022 to February 12, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 Ordinary Shares. As a result, an aggregate of $6,660,150 (or approximately $10.30 per share) was released from the Trust Account to pay such shareholders. In connection with the third extension of the Company, $202,460 (approximately $0.10 per share) was added to the Trust Account and intends to pay an additional $303,944 (plus any applicable interest) into the Trust Account during the week of January 23, 2023.

Fair Value Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Convertible Promissory Note

The Company accounts for its convertible promissory note under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory note. Using fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory note in the statements of operations. The fair value of the conversion feature of the note was valued utilizing the Monte Carlo model.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 479,000 Private Warrants and 450,000 Representative’s Warrants issued in connection with its Initial Public Offering as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

Offering Costs Associated with IPO

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the IPO. Accordingly, on December 31, 2020, offering costs totaling $3,246,381 have been charged to shareholders’ equity (consisting of $1,575,000 of underwriting fee, the fair value of the representative’s warrants of $424,270, the fair value of representative’s shares $653,250 and $593,861 of other cash offering costs).

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. On February 9, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a Business Combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,858 (or approximately $10.27 per share) was released from the Trust Account to pay such shareholders. On August 12, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company has to complete a Business Combination from August 12, 2022 to February 12, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 646,617 Ordinary Shares. As a result, an aggregate of $6,660,150 (or approximately $10.30 per share) was released from the Trust Account to pay such shareholders. Accordingly, as of December 31, 2022 and 2021, 2,026,625 and 9,000,000 shares of Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity outside of the shareholders’ deficit section of the Company’s balance sheets.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2022 and 2021, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$90,000,000
Less:
Ordinary share issuance costs	(3,246,381)
Plus:
Fair value adjustment of carrying value to redemption value	5,705,929
Contingently redeemable ordinary shares at December 31, 2021	$92,459,548
Less:
Redemption of 6,326,758 shares	(64,996,858)
Redemption of 646,617 shares	(6,660,150)
Plus:
Fair value adjustment of carrying value to redemption value	516,615
Contingently redeemable ordinary shares at December 31, 2022	$21,319,155

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding for each of the periods. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. The calculation of diluted loss per ordinary share does not consider the effect of the warrants and rights issued in connection with the IPO since the exercise of the warrants and rights are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants and rights are exercisable for 6,137,400 shares of Class A ordinary shares in the aggregate.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Ordinary shares subject to possible redemption
Numerator:
Net loss allocable to Class A ordinary shares subject to possible redemption	$(4,049,496)	$(686,117)
Denominator:
Weighted Average Redeemable Class A Ordinary shares, Basic and Diluted	3,122,111	9,000,000
Basic and Diluted net loss per share, Redeemable Class A Ordinary shares	$(1.30)	$(0.08)

Non-Redeemable Ordinary shares
Numerator:
Net loss allocable to Non-Redeemable Class A and Class B ordinary shares not subject to redemption	$(3,636,894)	$(213,763)
Denominator:
Weighted Average Non-Redeemable Class A and Class B Ordinary shares, Basic and Diluted	2,804,000	2,804,000
Basic and diluted net loss per share, ordinary shares	$(1.30)	$(0.08)

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s interim financial statements. The Company’s management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recently Adopted Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024, for fiscal years beginning after December 15, 2023, and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the IPO, the Company sold 9,000,000 Units at a purchase price of $10.00 per unit. Each unit consists of one share of Class A ordinary shares, one-half warrant to purchase one share of Class A ordinary shares (“Public Warrants”), and one right (“Rights”). Each Public Warrant will entitle the holder to purchase one share of Class A ordinary shares at a price of $11.50 per share, subject to adjustment. Each Public Warrant will become exercisable on the later of the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation (see Note 7). Each right entitles the holder to receive one-tenth (1/10) of one share of Class A ordinary shares upon the consummation of an initial Business Combination (see Note 7).

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Sponsor and I-Bankers purchased an aggregate of 414,000 Private Units and 65,000 Private Units, respectively, for an aggregate of 479,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $4,790,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.

Each Private Unit is identical to the Units sold in the IPO, except that warrants that are part of the Private Placement Units (“Private Warrants”) are not redeemable by the Company so long as they are held by the original holders or their permitted transferees. In addition, for as long as the warrants that are part of the Private Placement Units are held by I-Bankers or its designees or affiliates, they may not be exercised after five years from the effective date of the Registration Statement.

The Company’s Sponsor, officers, and directors have agreed to (i) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with the completion of the Company’s initial Business Combination, (ii) waive their redemption rights with respect to the founder shares, private shares, and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete its initial Business Combination the Combination Period. In addition, the Company’s Sponsor, officers, and directors have agreed to vote any founder shares, private shares, and public shares held by them and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Company’s initial business combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In September 2020, the Sponsor subscribed 2,875,000 shares of the Company’s Class B ordinary shares for $25,000, or approximately $0.01 per share, in connection with formation. On November 9, 2020, the Sponsor surrendered an aggregate of 287,500 founder shares, which were cancelled, resulting in an aggregate of 2,587,500 founder shares outstanding and held by the Sponsor. The founder shares included an aggregate of up to 337,500 shares subject to forfeiture if the over-allotment option was not exercised by the underwriters in full. On December 24, 2020, 337,500 shares were forfeited as the over-allotment option was not exercised by the underwriters. As a result, the Company has 2,250,000 Founder Shares outstanding.

Promissory Note — Related Party

In September 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and due at the earlier of September 30, 2021, or the closing of the IPO. As of November 12, 2020, the Sponsor had loaned to the Company an aggregate of $177,591 under the promissory note to pay for formation costs and a portion of the expenses of the IPO. The note was repaid in full in connection with the closing of the initial public offering, and as of December 31, 2022 and 2021 respectively, no amounts were outstanding. Borrowings under this note are no longer available.

On August 25, 2022, the Company issued a promissory note (the “August 2022 Note”) in the aggregate principal amount of up to $202,460 to the Sponsor, pursuant to which the Extension Funds will be deposited into the Company’s trust account for each Class A ordinary share of the Company that was not redeemed in connection with the extension of the Company’s termination date from August 12, 2022 to February 12, 2023. The principal amount of the August 2022 Note may be drawn down in three equal amounts and the balance of the August 2022 Note is payable by the Company on the earlier of the consummation of the Business Combination or the date of the liquidation of the Company. As of December 31, 2022, $202,460 was outstanding under the August 2022 Note.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

On October 6, 2022, the Company issued a promissory note in the principal amount of up to $500,000 to the Sponsor (the “October 2022 Note”). The Note was issued in connection with advances the Sponsor may make in the future to the Company for working capital expenses. The note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. As of December 31, 2022, $500,000 was outstanding under the October 2022 Note.

On November 16, 2022, the Company issued a promissory note in the principal amount of up to $303,994 to the Sponsor (the “November 2022 Note”), pursuant to which the Extension Funds will be deposited into the Company’s trust account for each unredeemed Class A ordinary share of the Company that was not redeemed in connection with the extension of the Company’s termination date from August 12, 2022 to February 12, 2023. The principal amount of the November 2022 Note may be drawn down in three equal payments of $101,331 per withdrawal between the 12th and 19th of each November and December 2022 and January 2023 and the balance of the November 2022 Note is payable by the Company on the earlier of the consummation of the Business Combination or the date of the liquidation of the Company. In connection with the third extension of the Company and the November 2022 Note, the Company intends to deposit $303,944 (plus any applicable interest) into the trust account during the week of January 23, 2023. As of December 31, 2022, there was no balance outstanding under the November 2022 Note.

Convertible Promissory Notes — Related Party Extension Loans and Working Capital Loans

On November 9, 2021, the Company’s board of directors approved the first extension of the date by which the Company has to consummate a Business Combination from November 12, 2021, to February 12, 2022. In connection with the extension, the Sponsor deposited into the Trust Account $0.10 for each of the 9,000,000 shares issued in the Initial Public Offering, for a total of $900,000. The Company issued the Sponsor an interest bearing unsecured promissory note (the “November 2021 Note”) in the principal amount of $900,000 which is payable by the Company upon the earlier of the consummation of the Business Combination or the liquidation of the Company on or before February 12, 2023 (unless such date is extended by the Company’s board of directors). Simple interest will accrue on the unpaid principal balance of the November 2021 Note at the rate of 4% per annum based on 365 days a year. The November 2021 Note may be repaid in cash or convertible into units consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share equal to (x) the portion of the principal amount of and accrued interest under the November 2021 Note being converted divided by (y) $10.00 rounded up to the nearest whole number of units. As of December 31, 2022 and 2021, $900,000 was outstanding under the November 2021 Note. For the year ended December 31, 2022 and 2021, $41,129 and $5,027 of interest was accrued on the November 2021 Note, respectively.

On February 13, 2022, the Company issued a promissory note (the “February 2022 Note”) in the principal amount of up to $750,000 to American Physicians LLC. The February 2022 Note was issued in connection with advances the Sponsor has made to the Company for working capital expenses. The February 2022 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the February 2022 Note may be converted into units of the Company, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Class A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial Business Combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the February 2022 Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the units issued by the Company to the Sponsor in a private placement in connection with the Company’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the February 2022 Note. As of December 31, 2022, $750,000 was outstanding under the February 2022 Note.

Changes in the estimated fair value of the November 2021 Note and the February 2022 Note were recognized as non-cash change in the fair value of the convertible promissory note in the statements of operations (See Note 9).

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Support Agreement

The Company agreed, for a period commencing on November 9, 2020, and ending upon completion of the Company’s Business Combination or its liquidation, to pay the Company’s Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. Since the initial public offering, the Company has not made any payments under the agreement and has paid for services rendered and expenses advanced by the Sponsor on an as-needed basis. Effective March 31, 2021, the Company and Sponsor terminated the agreement and agreed to waive any accrued fees from inception. As of December 31, 2022 and 2021, no fees were due to the Sponsor.

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis expenses incurred and all payments that were made to the Sponsor, officers, directors or their affiliates.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the founder shares, private placement warrants, and warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Underwriting Agreement

On November 12, 2020, the Company issued to the underwriter (and/or its designees) (the “Representative”) 75,000 shares of Class A ordinary shares for $0.01 per share (the “Representative Shares”). The fair value of the Representative Shares was estimated to $653,250 and were treated as underwriters’ compensation and charged directly to shareholders’ equity.

The underwriter (and/or its designees) agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period.

In addition, the Company issued to the Representative a warrant (“Representative’s Warrant) to purchase up to 450,000 Class A ordinary shares. Such warrants will not be redeemable for as long as they are held by the Representative, and they may not be exercised after five years from the Effective Date of the registration statement. Except as described above, the warrants are identical to those underlying the units offered by in the IPO.

The Company initially estimated the fair value of the Representative’s Warrants at $424,270 using the Monte Carlo simulation model. As of December 31, 2021, the fair value of the Representative’s Warrant granted to the underwriters is estimated to be $107,779 using the following assumptions: (1) expected volatility of 6.5%, (2) risk-free interest rate of 1.29% and (3) expected life of 5.39 years. The expected volatility was determined by the Company based on the historical volatilities of a set of comparative special purpose acquisition companies (“SPAC”), and the risk-fee interest rate was determined by reference to the U.S. Treasury yield curve in effect for time period equals to the expected life of the Representative’s Warrant.

On November 12, 2020, the underwriters were paid a cash underwriting discount of 1.75% of the gross proceeds of the Initial Public Offering, or $1,575,000.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Business Combination Marketing Agreement

The Company engaged the Representative as an advisor in connection with its Business Combination to (i) assist the Company in preparing presentations for each potential Business Combination; (ii) assist the Company in arranging meetings with its shareholders, including making calls directly to shareholders, to discuss each potential Business Combination and each potential target’s attributes and providing regular market feedback, including written status reports, from these meetings and participate in direct interaction with shareholders, in all cases to the extent legally permissible; (iii) introduce the Company to potential investors to purchase the Company’s securities in connection with each potential Business Combination; and assist the Company with the preparation of any press releases and filings related to each potential Business Combination or target. Pursuant to the business combination marketing agreement, the Representative is not obligated to assist the Company in identifying or evaluating possible acquisition candidates. Pursuant to the Company’s agreement with the Representative, an advisory fee of 2.75% of the gross proceeds of the IPO, or $2,475,000 will be payable to the Representative at the closing of the Company’s Business Combination.

Open Market Purchases

Our sponsor entered into an agreement in accordance with the guidelines of Rule 10b5-1 under the Exchange Act, to place limit orders, through ED&F Man Capital Markets Inc., an independent broker-dealer registered under Section 15 of the Exchange Act which is not affiliated with us nor part of the underwriting or selling group, to purchase an aggregate of up to 3,750,000 of our rights in the open market at market prices, and not to exceed $0.20 per right during the period commencing on the later of (i) December 10, 2020, the date separate trading of the rights commenced or (ii) sixty calendar days after the end of the “restricted period” under Regulation M, continuing until the date that was the earlier of (a) November 9, 2021 and (b) the date that we announced that we had entered into a definitive agreement in connection with our initial Business Combination, or earlier in certain circumstances as described in the limit order agreement. The limit orders required such members of our sponsor to purchase any rights offered for sale (and not purchased by another investor) at or below a price of $0.20, until the earlier of (x) the expiration of the buyback period or (y) the date such purchases reach 3,750,000 rights in total. Our sponsor would not have any discretion or influence with respect to such purchases and will not be able to sell or transfer any rights purchased in the open market pursuant to such agreements until following the consummation of a Business Combination. It was intended that the broker’s purchase obligation would be subject to applicable law, including Regulation M under the Exchange Act, which may prohibit or limit purchases pursuant to the limit order agreement in certain circumstances. I-Bankers also agreed to purchase up to 1,250,000 of our rights in the open market at market prices not to exceed $0.20 per right, on substantially similar terms as our sponsor. The obligations to make any such purchases expired on November 9, 2021, and as of December 31, 2022, no limit orders were placed by our sponsor or I-Bankers.

Termination of Calidi Biotherapeutics, Inc. Merger Agreement

On February 2, 2022, the Company entered into an Agreement and Plan of Merger with Edoc Merger Sub Inc, and Calidi Biotherapeutics, Inc. On August 11, 2022, the Company received written notice that Calidi Biotherapeutics, Inc. had terminated the Merger Agreement. As a result of the termination of the Merger Agreement, the Merger Agreement will be of no further force and effect, and certain agreements entered into in connection with the Merger Agreement, including but not limited to, the Voting Agreement and Lock-Up Agreement, were no longer in force or effect.

Backstop Agreements

On February 2, 2022, the Company entered into share purchase agreements (collectively, the “Forward Share Purchase Agreements”) with certain backstop arrangements with Sea Otter Securities, Stichting Juridisch Eigendom Mint Tower Arbitrage Fund, Feis Equities LLC, Yakira Capital Management, Inc., Yakira Enhanced Offshore Fund and Yakira Partners LP, MAP 136 Segregated Portfolio and Meteora Capital Partners, LP (collectively, the “Backstop Investors”), pursuant to which the Backstop Investors agreed not to redeem certain Edoc shares (the “Backstop Shares”) in connection with the Company’s shareholder meeting to approve an extension of the date by which the Company has to consummate a Business Combination from February 12, 2022 to August 12, 2022 (the “February 2022 Extension”)

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

and the Business Combination. Pursuant to the Forward Share Purchase Agreements, the Backstop Investors agreed to hold such shares until the three-month anniversary of the consummation of the Business Combination, at which time they will each have the right to sell them to the combined entity, after giving effect to the Business Combination (the “Combined Company”) for a price of $10.42 per share, or will sell them during such time period at a market price of at least $10.27 per share (with a premium of $0.05 per share to be paid by the Combined Company for each Backstop Share sold by a Backstop Investor during the one-month period following the Closing of the Business Combination).

In consideration of the Backstop Investors’ agreements with regard to Public Shares pursuant to the backstop arrangements, the Sponsor (or its designees) agreed to transfer an aggregate of 338,907 shares of Edoc Class B ordinary shares (the “Backstop Transferred Founder Shares”) to the Backstop Investors. Additionally, if the Business Combination was not consummated by May 12, 2022, then for each monthly period from May 12, 2022 until August 12, 2022 that the Business Combination had not closed, Edoc shall issue to the Backstop Investors, at EDOC’s discretion, either (i) a cash amount of $0.05 per share not redeemed by the Backstop Investors, for an aggregate of up to $0.15 per share, or (ii) or 0.034 Backstop Transferred Founder Shares per share not redeemed by the Backstop Investors in connection with the extraordinary general meeting of Edoc shareholders in connection with the February 2022 Extension, to be transferred by the Sponsor (or its designees), for an aggregate of up to 0.1027 Backstop Transferred Founder Shares per share. Such payment(s) were to be made within five (5) business days following each of May 12, 2022, June 12, 2022, and July 12, 2022, to the extent that the Business Combination had not closed by such dates. On July 22, 2022, 225,940 more Backstop Transferred Founder Shares were transferred by the Sponsor to the Backstop investors. The Company recognized $5,739,976 and $0 of finance costs, at the per share price of $10.24, respectively, for the year ended December 31, 2022 and 2021 for the transfer of shares associated with the agreement in the statements of operations of the financial statements.

The Backstop Agreements expired on August 12, 2022, in accordance with their terms.

Business Combination Agreement

On December 5, 2022, EDOC Acquisition Corp., a Cayman Islands exempted corporation (together with its successors, “Edoc”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (the “AOI”), Australian Oilseeds Holdings Limited, upon execution of a joinder agreement to become party to the Business Combination Agreement (a “Joinder”), a to-be-formed Cayman Islands exempted company (“Pubco”), AOI Merger Sub, upon execution of a Joinder, a to-be-formed Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), American Physicians LLC, a Delaware limited liability company (“Purchaser Representative”), in the capacity as the Purchaser Representative thereunder, Gary Seaton, in his capacity as the representative for the Sellers (as defined below) in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) and each of the holders of AOI’s outstanding capital shares named on Annex I thereto (the “Primary Sellers”), as amended from time to time to include subsequent parties that execute and deliver to Edoc, Pubco and AOI a Joinder (the “Joining Sellers”), and the holders of AOI’s outstanding capital shares who are bound by the provisions of the Business Combination Agreement pursuant the drag-along rights set forth in AOI’s memorandum and articles of association (the “Drag-Along Sellers”, and collectively with the Joining Sellers, the “Sellers”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Edoc will merge with and into Merger Sub, with Edoc continuing as the surviving entity (the “Merger”), and with holders of Edoc securities receiving substantially identical securities of Pubco, and (b) immediately prior to the Merger, Pubco will acquire all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, with AOI becoming a wholly-owned subsidiary of Pubco (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares shall be an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) $190,000,000, plus (or minus if negative) (ii) AOI’s net working capital less a target net working capital of $4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco ordinary share to be issued to the Sellers valued at $10.00.

Refer to Current Report on Form 8-K filed on December 9, 2022 for further information regarding the Business Combination and other certain related agreements entered into concurrently with the execution of the Business Combination Agreement.

NOTE 7. WARRANTS AND RIGHTS

Warrants — Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.50 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s Sponsor or its affiliates, without taking into account any founder shares held by the Company’s Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

The warrants will become exercisable on the later of 12 months from the closing of the IPO or upon completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., Eastern Time, or earlier upon redemption or liquidation.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable, and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A ordinary shares underlying such unit.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. WARRANTS AND RIGHTS (cont.)

The Company may call the warrants for redemption (excluding the private warrants, and any outstanding Representative’s Warrants, and any warrants underlying units issued to the Sponsor, initial shareholders, officers, directors or their affiliates in payment of Working Capital Loans made to the Company), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period ending on the third trading business day prior to the notice of redemption to warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day until the date of redemption.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-tenth (1/10) of a share of Class A ordinary shares upon consummation of the initial Business Combination, even if the holder of a right converted all shares held by him, her or it in connection with the initial Business Combination or an amendment to the Company’s memorandum and articles of association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of the initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share of Class A ordinary shares underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional share of Class A ordinary shares upon consummation of an initial Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of share of Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands law. As a result, the holders of the rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. SHAREHOLDERS’ DEFICIT

Preferred Shares — The Company is authorized to issue a total of 5,000,000 preferred shares at par value of $0.0001 each. On December 31, 2022 and 2021, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of December 31, 2022 and 2021, there were 554,000 Class A ordinary shares issued and outstanding, excluding 2,026,625 and 9,000,000 Class A ordinary shares subject to possible redemption which are presented as temporary equity, respectively.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. In September 2020, the Sponsor subscribed 2,875,000 shares of the Company’s Class B ordinary shares for $25,000, or approximately $0.01 per share, in connection with formation. On November 9, 2020, the founders surrendered an aggregate of 287,500 Class B ordinary shares for no consideration, resulting in an aggregate of 2,587,500 Class B ordinary shares issued and outstanding. On December 24, 2020, 337,500 shares were forfeited as the over-allotment option was not exercised by the underwriters, resulting in an aggregate of 2,250,000 Class B ordinary shares issued and outstanding at December 31, 2022 and 2021.

The Company’s initial shareholders have agreed not to transfer, assign or sell 50% its founder shares until the earlier to occur of (i) six months after the date of the consummation of the initial Business Combination or (ii) the date on which the closing price of the Company’s Class A ordinary shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of the initial Business Combination, or earlier, in either case, if, subsequent to the initial Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the shareholders having the right to exchange their shares for cash, securities or other property.

The Class B ordinary shares will automatically convert into the Company’s Class A ordinary shares at the time of its initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all shares of Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of ordinary shares outstanding upon the completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, with each share of ordinary shares entitling the holder to one vote.

NOTE 9. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets and liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, approximates the carrying amounts represented in the balance sheets as of December 31, 2022 and 2021. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses are estimated to approximate the carrying values as of December 31, 2022, and 2021, due to the short maturities of such instruments.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description:	Level	December 31, 2022	Level	December 31, 2021
Assets:
U.S. Money Market and Treasury Securities Held in Trust Account	1	$21,319,155	1	$92,459,548
Liabilities:
Warrant liability – Private Warrants	3	20,623	3	$96,059
Warrant liability – Representative’s Warrants	3	2,634	3	$107,779
Convertible Promissory Notes	3	1,512,412	3	$975,324

Investment Held in Trust Account

As of December 31, 2022 and 2021, investments in the Company’s Trust Account consisted of $21,319,155 and $92,459,548 in U.S. Money Market funds.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2021 or for the year ended December 31, 2021.

Level 1 instruments include investments in money markets and Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Warrant Liability

The Private Warrants and Representative’s Warrants are accounted for as liabilities pursuant to ASC 815-40 and are measured at fair value as of each reporting period. Changes in the fair value of the Warrants are recorded in the statements of operations each period.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The Private Warrants and Representative’s Warrants were valued using a Montel Carlo simulation model, which is considered to be a Level 3 fair value measurement. Inherent in an options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2022 and 2021.

The following table provides quantitative information regarding Level 3 fair value measurements for Private Warrants as of December 31, 2022 and 2021. The Representative’s Warrants were valued using similar information, except for strike price which is at $12.

	December 31, 2022	December 31, 2021
Exercise price	$11.50	$11.50
Share price	$10.50	$10.21
Volatility	8.0%	6.5%
Expected life	0.70	5.39
Risk-free rate	4.75%	1.29%
Dividend yield	—%	—%

The following table presents a summary of the changes in the fair value of the Private Warrants and Representative’s Warrants, a Level 3 liability, measured on a recurring basis.

	Private Warrants	Representative’s Warrants	Warrant Liability
Fair value as of December 31, 2021	$96,059	$107,779	$203,838
Change in fair value(1)	(75,436)	(105,145)	(180,581)
Fair value as of December 31, 2022	$20,623	$2,634	$23,257

____________

(1)      Represents the non-cash gain on change in valuation of the Private Warrants and Representative’s Warrants and is included in Change in fair value of warrant liability on the statements of operations.

Convertible Promissory Notes

The convertible promissory notes were valued using a Montel Carlo simulation model, which is considered to be a Level 3 fair value measurement. The estimated fair value of the Convertible Promissory Notes was based on the following significant inputs:

	December 31, 2022	December 31, 2021
Risk-free interest rate	4.43%	0.84%
Time to Expiration (in years)	0.26	0.39
Expected volatility	4.0%	4.9%
Dividend yield	0.00%	0.00%
Stock Price	$10.63	$10.82
Probability of transaction	85.0%	90.00%

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of the Level 3 Convertible Promissory Note:

Fair value as of December 31, 2021	$975,324
Proceeds received through Convertible Promissory Note	750,000
Interest accrued	36,102
Proceeds in excess of fair value	(109,078)
Change in fair value	(139,936)
Fair value as of December 31, 2022	$1,512,412

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during year ended December 31, 2022 for the Convertible Promissory Note.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the interim financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the interim financial statements.

Promissory Note

On January 10, 2023, the Company issued a promissory note (the “Note”) in the principal amount of up to $450,000 to the Sponsor for working capital purposes. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. As of January 23, 2023 there was $200,000 outstanding on the Note.

Extension Promissory Note

In connection with the third extension of the Company’s termination date, the Company intends to pay $303,944 (plus any applicable interest) into the trust account during the week of January 23, 2023.

Australian Oilseeds Investments Pty Ltd
Directors’ Report
For the year ended 30 June 2022

The directors present their report, together with the consolidated financial statements of the Group, being the Company and its controlled entities, for the financial year ended 30 June 2022.

1.      General information

Information on directors

The names of each person who has been a director during the year and to the date of this report are:

Gary Seaton

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal activities

The principal activities of the Group during the financial year were the mill of GMO free conventional and organic oilseeds to produce vegetable oils and related products.

No significant change in the nature of these activities occurred during the year.

2.      Operating results and review of operations for the year

Operating results

The consolidated profit of the Group amounted to $ 2,221,260 (2021: $ 789,392).

Dividends paid or recommended

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

3.      Other items

Significant changes in state of affairs

There have been no significant changes in the state of affairs of entities in the Group during the year.

Events after the reporting date

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

Australian Oilseeds Investments Pty Ltd
Directors’ Report
For the year ended 30 June 2022

3.      Other items (cont.)

Future developments and results

The entity is a for-profit small proprietary company and will likely be foreign owned/controlled in future (towards the end of 2022) upon the successful completion of SPAC merger. Once the entity is foreign-owned, a financial report will be required to be prepared and audited and lodged with ASIC in accordance with Chapter 2M of the Corporations Act.

Environmental issues

The Group’s operations are not regulated by any significant environmental regulations under a law of the Commonwealth or of a state or territory of Australia.

Indemnification and insurance of officers and auditors

No indemnities have been given or insurance premiums paid, during or since the end of the financial year, for any person who is or has been an officer or auditor of Australian Oilseeds Investments Pty Ltd.

Signed in accordance with a resolution of the Board of Directors:

Director:

Dated this __________ day of __________ 2022

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the Year Ended 30 June 2022

	Note	2022	2021
		$	$
Sales revenue		24,911,848	12,289,855
Cost of sales		(18,797,541)	(9,308,790)
Gross profit		6,114,307	2,981,065
Other income		103,107	218,333
Administrative expenses		(1,139,999)	(732,843)
Finance expenses	23	(361,904)	(174,869)
Occupancy costs		(38,753)	(75,785)
Employee benefits expense		(2,064,027)	(1,023,947)
Depreciation		(391,473)	(402,562)
Profit before income tax		2,221,260	789,392
Income tax expense	4	—	—
Profit from continuing operations		2,221,260	789,392
Profit for the year		2,221,260	789,392
Other comprehensive income for the year, net of tax		—	—
Total comprehensive income		2,221,260	789,392
Profit attributable to:
Members of the parent entity		1,836,377	652,612
Non-controlling interest		384,883	136,780
		2,221,260	789,392
Total comprehensive income attributable to:
Members of the parent entity		1,836,377	652,612
Non-controlling interest		384,883	136,780
		2,221,260	789,392
Earnings per share attributable to the ordinary equity holders of the parent
Profit or loss
Basic earnings per share (cents)		71.11	25.34
Diluted earnings per share (cents)		71.11	25.34
Profit or loss from continuing operations
Basic earnings per share (cents)		71.11	25.34
Diluted earnings per share (cents)		71.11	25.34

The accompanying notes form part of these financial statements.

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Financial Position
As At 30 June 2022

	Note	2022	2021
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	474,973	317,881
Trade and other receivables	6	3,585,696	747,778
Inventories	7	1,133,386	2,039,762
Other assets	10	1,373,489	800,582
TOTAL CURRENT ASSETS		6,567,544	3,906,003
NON-CURRENT ASSETS
Investments in associates	16	50,000	50,000
Property, plant and equipment	8	7,902,448	7,948,144
Intangible assets	9	2,582,495	2,582,495
TOTAL NON-CURRENT ASSETS		10,534,943	10,580,639
TOTAL ASSETS		17,102,487	14,486,642

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	11	2,582,289	2,587,180
Borrowings	12	6,790,052	5,826,131
Contract liabilities		1,352,084	635,451
Employee benefits	13	69,275	39,392
TOTAL CURRENT LIABILITIES		10,793,700	9,088,154
NON-CURRENT LIABILITIES
Borrowings	12	128,570	1,439,532
TOTAL NON-CURRENT LIABILITIES		128,570	1,439,532
TOTAL LIABILITIES		10,922,270	10,527,686
NET ASSETS		6,180,217	3,958,956

EQUITY
Issued capital		2,582,487	2,582,487
Retained earnings		2,652,310	827,199
Total equity attributable to equity holders of the Company		5,234,797	3,409,686
Non-controlling interest		945,420	549,270
TOTAL EQUITY		6,180,217	3,958,956

The accompanying notes form part of these financial statements.

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Changes in Equity
For the Year Ended 30 June 2022

2022	Ordinary Shares	Retained Earnings	Non-controlling Interests	Total
	$	$	$	$
Balance at 1 July 2021	2,582,482	827,204	549,270	3,958,956
Profit attributable to members of the parent entity	—	1,835,906	396,150	2,232,056
Transactions with owners in their capacity as owners
Balance at 30 June 2022	2,582,482	2,652,315	945,420	6,180,217
2021	Ordinary Shares	Retained Earnings	Non-controlling Interests	Total
	$	$	$	$
Balance at 1 July 2020	2,582,482	238,410	692,918	3,513,810
Profit attributable to members of the parent entity	—	588,794	200,599	789,393
Transactions with owners in their capacity as owners
De-recognition of non-controlling interests	—	—	(344,247)	(344,247)
Balance at 30 June 2021	2,582,482	827,204	549,270	3,958,956

The accompanying notes form part of these financial statements.

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Changes in Cash Flows
For the Year Ended 30 June 2022

	Note	2022	2021
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		22,176,677	11,964,823
Payments to suppliers and employees		(21,245,908)	(12,434,365)
Cash receipts from government support for Covid-19		—	201,787
Cash receipts from government grant of research and development		—	176,495
Interest paid		(361,543)	(408,465)
Net cash provided by/(used in) operating activities	19	569,226	(499,725)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(345,777)	(93,616)
Net cash provided by/(used in) investing activities		(345,777)	(93,616)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		533,643	1,326,693
Repayment of borrowings		(600,000)	(435,042)
Net cash provided by/(used in) financing activities		(66,357)	891,651
Net increase/(decrease) in cash and cash equivalents held		157,092	298,310
Cash and cash equivalents at beginning of year		317,881	19,571
Cash and cash equivalents at end of financial year	5	474,973	317,881

The accompanying notes form part of these financial statements.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

1       Basis of Preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 2. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in AUD, which is also the Group’s functional currency.

Amounts are rounded to the nearest dollar, unless otherwise stated.

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effect are disclosed in note 3.

2       Summary of Significant Accounting Policies

(a)    Revenue and other income

Revenue from contracts with customers

The core principle of IFRS 15 is that revenue is recognised on a basis that reflects the transfer of promised goods or services to customers at an amount that reflects the consideration the Group expects to receive in exchange for those goods or services. Revenue is recognised by applying a five-step model as follows:

1. Identify the contract with the customer

2. Identify the performance obligations

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations

5. Recognise revenue as and when control of the performance obligations is transferred

Generally the timing of the payment for sale of goods and rendering of services corresponds closely to the timing of satisfaction of the performance obligations, however where there is a difference, it will result in the recognition of a receivable, contract asset or contract liability.

None of the revenue streams of the Group have any significant financing terms as there is less than 12 months between receipt of funds and satisfaction of performance obligations.

Specific revenue streams

The revenue recognition policies for the principal revenue streams of the Group are:

Wholesale revenue

Revenue from sales made to wholesale customers is recognised when control of the goods has transferred, being the point in time when 1) the goods have been shipped to the wholesaler and 2) the wholesaler has full discretion over the subsequent distribution of the goods and the price at which the goods are sold. Based on the terms of the contract, at the time the goods are shipped, the wholesaler is deemed to have accepted the products and therefore assumes any related inventory risk (e.g. obsolescence or other loss).

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

2       Summary of Significant Accounting Policies (cont.)

On delivery of the goods to the wholesaler (i.e. when they are shipped), the Company recognises a receivable as this represents the point in time at which the Company’s right to consideration becomes unconditional, as only the passage of time is required before payment is due.

Other income

Other income is recognised on an accrual basis when the Company is entitled to it.

(b)    Income Tax

The tax expense recognised in the consolidated statement of profit or loss and other comprehensive income comprises current income tax expense plus deferred tax expense.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. Current tax liabilities (assets) are measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

(c)     Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(d)    Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realisable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(e)     Property, plant and equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment.

Land and buildings

Land and buildings are measured using the cost model.

Plant and equipment

Plant and equipment are measured using the cost model.

Depreciation

Property, plant and equipment, excluding freehold land, is depreciated on a straight-line basis over the assets useful life to the Group, commencing when the asset is ready for use.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

2       Summary of Significant Accounting Policies (cont.)

The depreciation rates used for each class of depreciable asset are shown below:

Fixed asset class	Depreciation rate
Buildings	3%
Plant and Equipment	3% to 33%
Motor Vehicles	17% to 25%
Office Equipment	3% to 50%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

(f)     Financial instruments

Financial instruments are recognised initially on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial assets

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification

On initial recognition, the Group classifies its financial assets into the following categories, those measured at:

•        amortised cost

•        fair value through profit or loss — FVTPL

•        fair value through other comprehensive income — equity instrument (FVOCI — equity)

•        fair value through other comprehensive income — debt investments (FVOCI — debt)

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets.

Amortised cost

Assets measured at amortised cost are financial assets where:

•        the business model is to hold assets to collect contractual cash flows; and

•        the contractual terms give rise on specified dates to cash flows are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets measured at amortised cost comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Subsequent to initial recognition, these assets are carried at amortised cost using the effective interest rate method less provision for impairment.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

2       Summary of Significant Accounting Policies (cont.)

Interest income, foreign exchange gains or losses and impairment are recognised in profit or loss. Gain or loss on derecognition is recognised in profit or loss.

Financial assets through profit or loss

All financial assets not classified as measured at amortised cost or fair value through other comprehensive income as described above are measured at FVTPL.

Net gains or losses, including any interest or dividend income are recognised in profit or loss.

Impairment of financial assets

Impairment of financial assets is recognised on an expected credit loss (ECL) basis for the following assets:

•        financial assets measured at amortised cost

•        debt investments measured at FVOCI

When determining whether the credit risk of a financial assets has increased significant since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis based on the Group’s historical experience and informed credit assessment and including forward looking information.

The Group uses the presumption that an asset which is more than 30 days past due has seen a significant increase in credit risk.

The Group uses the presumption that a financial asset is in default when:

•        the other party is unlikely to pay its credit obligations to the Group in full, without recourse to the Group to actions such as realising security (if any is held); or

•        the financial assets is more than 90 days past due.

Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows expected to be received. This is applied using a probability weighted approach.

Trade receivables and contract assets

Impairment of trade receivables and contract assets have been determined using the simplified approach in IFRS 9 which uses an estimation of lifetime expected credit losses. The Group has determined the probability of non-payment of the receivable and contract asset and multiplied this by the amount of the expected loss arising from default.

The amount of the impairment is recorded in a separate allowance account with the loss being recognised in finance expense. Once the receivable is determined to be uncollectable then the gross carrying amount is written off against the associated allowance.

Where the Group renegotiates the terms of trade receivables due from certain customers, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognised in profit or loss.

Other financial assets measured at amortised cost

Impairment of other financial assets measured at amortised cost are determined using the expected credit loss model in IFRS 9. On initial recognition of the asset, an estimate of the expected credit losses for the next 12 months is recognised. Where the asset has experienced significant increase in credit risk then the lifetime losses are estimated and recognised.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

2       Summary of Significant Accounting Policies (cont.)

Financial liabilities

The Group measures all financial liabilities initially at fair value less transaction costs, subsequently financial liabilities are measured at amortised cost using the effective interest rate method.

The financial liabilities of the Group comprise trade payables, bank and other loans and lease liabilities.

(g)    Impairment of non-financial assets

At the end of each reporting period the Group determines whether there is an evidence of an impairment indicator for non-financial assets.

Where an indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(h)    Intangible assets

Goodwill

Goodwill is carried at cost less accumulated impairment losses.

The value of goodwill recognised on acquisition of each subsidiary in which the Group holds less than a 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Group can elect to measure the non-controlling interest in the acquiree either at fair value (‘full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (‘proportionate interest method’). The Group determines which method to adopt for each acquisition.

Under the ‘full goodwill method’, the fair values of the non-controlling interests are determined using valuation techniques which make the maximum use of market information where available.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates.

Goodwill is not amortised but is tested for impairment annually and is allocated to the Group’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(i)     Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

2       Summary of Significant Accounting Policies (cont.)

(j)     Employee benefits

Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be wholly settled within one year have been measured at the amounts expected to be paid when the liability is settled.

Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Cashflows are discounted using market yields on high quality corporate bond rates incorporating bonds rated AAA or AA by credit agencies, with terms to maturity that match the expected timing of cashflows. Changes in the measurement of the liability are recognised in profit or loss.

(k)    Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statement of profit or loss and other comprehensive income.

(l)     Going concern

Notwithstanding the Group’s deficiency in working capital, the consolidated financial report has been prepared on the going concern basis. This basis has been adopted as the Group’s loans have not been recalled and a new banking facility is currently in negotiations.

3       Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

The significant estimates and judgements made have been described below.

Key estimates — provisions

As described in the accounting policies, provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period. These estimates are made taking into account a range of possible outcomes and will vary as further information is obtained.

Key estimates — receivables

The receivables at reporting date have been reviewed to determine whether there is any objective evidence that any of the receivables are impaired. An impairment provision is included for any receivable where the entire balance is not considered collectible. The impairment provision is based on the best information at the reporting date.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

3       Critical Accounting Estimates and Judgments (cont.)

Key estimates — inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the year, management have valued inventory based on best estimate of the net realisable value, although until the time that inventory is sold this is an estimate.

4       Income Tax Expense

(a)     Reconciliation of income tax to accounting profit:

	2022	2021
	$	$
Profit	2,221,260	789,392
Tax	25.00%	25.00%
	555,315	197,348
Less:
Recoupment of prior year tax losses not previously brought to account	555,315	197,348
Income tax expense	—	—

5       Cash and Cash Equivalents

	2022	2021
	$	$
Cash at bank and in hand	473,499	313,054
Other cash and cash equivalents	1,474	4,827
	474,973	317,881

6       Trade and Other Receivables

	2022	2021
	$	$
CURRENT
Trade receivables	3,357,076	670,632
Tax receivable	164,220	77,146
Other receivables	64,400	—
Total current trade and other receivables	3,585,696	747,778

The carrying value of trade receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable in the financial statements.

7       Inventories

	2022	2021
	$	$
CURRENT
Raw materials and consumables	1,133,386	2,039,762

Write downs of inventories to net realisable value during the year were $ NIL (2021: $ NIL).

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

8       Property, plant and equipment

	2022	2021
	$	$
LAND AND BUILDINGS
Freehold land
At cost	312,377	312,377
Total Land	312,377	312,377
Buildings
At cost	5,805,005	5,805,005
Accumulated depreciation	(961,880)	(812,571)
Total buildings	4,843,125	4,992,434
Total land and buildings	5,155,502	5,304,811
PLANT AND EQUIPMENT
Plant and equipment
At cost	5,705,047	5,364,142
Accumulated depreciation	(2,985,903)	(2,755,820)
Total plant and equipment	2,719,144	2,608,322
Motor vehicles
At cost	106,668	106,668
Accumulated depreciation	(98,237)	(93,386)
Total motor vehicles	8,431	13,282
Office equipment
At cost	180,772	175,901
Accumulated depreciation	(161,401)	(154,172)
Total office equipment	19,371	21,729
Total plant and equipment	2,746,946	2,643,333
Total property, plant and equipment	7,902,448	7,948,144

(a)     Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	$	$	$	$	$	$
Year ended 30 June 2022
Balance at the beginning of the year	312,377	4,992,434	2,608,322	13,282	21,729	7,948,144
Additions	—	—	340,905	—	4,871	345,776
Depreciation expense	—	(149,309)	(230,083)	(4,851)	(7,229)	(391,472)
Balance at the end of the year	312,377	4,843,125	2,719,144	8,431	19,371	7,902,448
	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	$	$	$	$	$	$
Year ended 30 June 2021
Balance at the beginning of the year	312,377	5,134,822	2,672,097	27,366	22,611	8,169,273
Additions	—	—	152,778	—	34,496	187,274
Depreciation expense	—	(142,388)	(216,553)	(14,084)	(21,195)	(394,220)
Assets classified as held for sale and other disposals	—	—	—	—	(14,183)	(14,183)
Balance at the end of the year	312,377	4,992,434	2,608,322	13,282	21,729	7,948,144

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

9       Intangible Assets

	2022	2021
	$	$
Intangible assets
Goodwill
Goodwill (Cost model)	2,582,495	2,582,495
Total Intangible assets	2,582,495	2,582,495

10     Other non-financial assets

	2022	2021
	$	$
CURRENT
Prepayments	1,373,489	800,582

11     Trade and Other Payables

	Note	2022	2021
	$	$	$
CURRENT
Trade payables		2,374,828	2,512,606
Sundry payables and accrued expenses		132,292	39,781
Other payables		75,169	34,793
		2,582,289	2,587,180

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

12     Borrowings

	2022	2021
	$	$
CURRENT
Unsecured liabilities:
Related party payables	4,585,751	3,576,130
Other loans	29,301	1
	4,615,052	3,576,131
Secured liabilities:
Bank loans	2,175,000	2,250,000
Total current borrowings	6,790,052	5,826,131

NON-CURRENT
Unsecured liabilities:

Related party payables	50,000	1,303,504
Secured liabilities:
Bank loans	78,570	136,028
Total non-current borrowings	128,570	1,439,532

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

12     Borrowings (cont.)

Westpac as sole lenders have total 2.2m secured by first mortgages over the group’s freehold land and buildings. Lease liabilities are secured by the related leased assets.

The financial assets pledged as collateral represent a floating charge and cannot be disposed of without consent of the financier.

Related party loan of 3.2m is owed to JSKS Enterprises Pty Ltd which is the trustee of Gary Seaton Family Trust, and interest rate charge is 6% per annum.

The remaining of $260,000 related party loan relates to interest free loan owed to CQ Oilseeds Pty Ltd.

13     Employee Benefits

	2022	2021
	$	$
Current liabilities
Provision for employee benefits	69,275	39,392
	69,275	39,392

14     Issued Capital

	2022	2021
	$	$
2,038,012 (2021: 2,038,012) Ordinary shares	2,582,487	2,582,487

(a)     Ordinary shares

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Company. On a show of hands at meetings of the Company, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

On July 22, 2019, the Company engaged in a share buyback transaction in which it repurchased $2,582,482 worth of its ordinary shares from Betar Investments Pty Ltd. The consideration for this transaction was $1,122,180, which was fully offset by a deed of share transfer involving PYRENEES Hay Processors Company Pty Ltd (which transferred 1,000,000 ordinary shares worth $1,057,750) and Premier Feed & Fibre Pty Ltd (which transferred 8,677 ordinary shares worth $65,000) to Betar Investments Pty Ltd.

As part of the supplementary agreement to the deed of share transfer, Betar Investments Pty Ltd also provided a loan of $1,293,616 to Cowcumbla Investment with an interest rate of 6% per annum. This loan was secured by registering a second mortgage over Lot 12 in Deposited Plan 1075678, which is land owned by Cowcumbla Investments.

On July 22, the Company acquired a controlling interest of 70.9% in Cowcumbla Investment, resulting in the recognition of $2,582,495 in goodwill against the net asset value of Cowcumbla Investment, which was valued at $1,890,162 for the entire share interest (100%).

On 18 Feb 2021, the Company purchased 239,823 shares from the minority interest shareholders by $1.40 per share to obtain 1,684,881 ordinary shares of the Company, which account for 82.7% interest.

The Company does not have authorised capital or par value in respect of its shares.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

15     Key management personnel compensation

Key management personnel remuneration included within employee expenses for the year is shown below:

	2022	2021
	$	$
Short-term employee benefits	134,407	119,999
Poste-employment benefits	13,441	11,400
	147,848	131,399

16     Interests in Associates

Set out below are the associates and joint ventures of the group as at 30 June 2022 which, in the opinion of the directors, are material to the group. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

	Principal place of business/Country of Incorporation	Percentage Owned (%)* 2022	Percentage Owned (%)* 2021
Name of entity:
Good Earth Oils Pty Ltd	Australia	50	50

Good Earth Oils Pty Ltd

Good Earth Oils Pty Ltd is a Sales & Marketing company who promote editable oils to Australian local market through local supermarket retail chains. Its product range branding canola oils and vegetable oils under its unique branding “Cold Pressed No GMO” mostly sourced from the company group.

17     Contingencies

In the opinion of the Directors, the Company did not have any contingencies at 30 June 2022 (30 June 2021:nil).

18     Related Parties

(a)     The Group’s main related parties are as follows:

Key management personnel — refer to Note 15.

Associates — refer to Note 16.

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

(b)    Transactions with related parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

18     Related Parties (cont.)

The following transactions occurred with related parties:

	Purchases	Sales
	$	$
Related parties
Energreen Nutrition Australia Pty Ltd	9,342,581	3,722,155
Good Earths Oils	12,960	100,063

(c)     Loans to/from related parties

	Balance	Interest paid/payable
	$	$
Loans from KMP
2022	1,293,504	—
2021	1,253,504	—
Loans from related parties
2022	2,885,690	731,557
2021	2,798,560	777,568

(d)    Superannuation contributions

	2022	2021
	$	$
Contributions to superannuation funds on behalf of employees	158,281	81,841

19     Cash Flow Information

(a)     Reconciliation of cash

Cash at the end of the financial year as shown in the consolidated statement of cash flows is reconciled to items in the consolidated statement of financial position as follows:

	2022	2021
	$	$
Cash and cash equivalents	474,973	317,881

(b)    Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

Profit for the year	2,221,260	800,188
Cash flows excluded from profit attributable to operating activities	(10,797)	(87,817)
Non-cash flows in profit:
– depreciation	391,473	402,561
Changes in assets and liabilities:
– (increase)/decrease in trade and other receivables	(2,837,918)	(321,659)
– (increase)/decrease in other assets	(572,907)	(783,961)
– (increase)/decrease in inventories	906,376	(876,762)
– increase/(decrease) in trade and other payables	441,856	357,850
– increase/(decrease) in provisions	29,883	9,875
Cash flows from operations	569,226	(499,725)

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

20     Net Tangible Assets

Net tangible assets per ordinary share have been determined using the net assets on the consolidated statement of financial position adjusted for non-controlling interests, intangible assets and goodwill.

21     Events Occurring After the Reporting Date

The consolidated financial report was authorised for issue on by the board of directors.

No matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

22     Parent entity

The group is controlled by the following entities:

	Principal place of business/Country of Incorporation	Percentage Owned (%)* 2022	Percentage Owned (%)* 2021
Parent entities:
JSKS (Trustee as Gary Seaton Family Trust) (ultimate parent entity and controlling party)	Australia	75	100

____________

*        The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

The following information has been extracted from the books and records of the parent, Australian Oilseeds Investments Pty Ltd and has been prepared in accordance with Accounting Standards.

The financial information for the parent entity, Australian Oilseeds Investments Pty Ltd has been prepared on the same basis as the consolidated financial statements except as disclosed below.

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the consolidated financial statements of the parent entity. Dividends received from associates are recognised in the parent entity profit or loss, rather than being deducted from the carrying amount of these investments.

Tax consolidation legislation

Australian Oilseeds Investments Pty Ltd and its wholly-owned Australian subsidiaries have formed an income tax consolidated group.

Each entity in the tax consolidated group accounts for their own current and deferred tax amounts. These tax amounts are measured using the ‘stand-alone taxpayer’ approach to allocation.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

22     Parent entity (cont.)

Current tax liabilities (assets) and deferred tax assets arising from unused tax losses and tax credits in the subsidiaries are utilised in subsidiaries individual level.

	2022	2021
	$	$
Statement of Financial Position
Assets
Current assets	376,933	73,568
Non-current assets	5,977,099	6,033,494
Total Assets	6,354,032	6,107,062
Liabilities
Current liabilities	3,671,337	3,642,111
Total Liabilities	3,671,337	3,642,111
Equity
Issued capital	2,683,412	2,582,487
Retained earnings	(717)	(117,536)
Total Equity	2,682,695	2,464,951
Statement of Profit or Loss and Other Comprehensive Income
Total profit or loss for the year	116,819	11,799
Total comprehensive income	116,819	11,799

23     Finance Costs

	2022	2021
	$	$
Interest expense
Interest paid	361,904	174,869
Total finance expenses	361,904	174,869

Capitalised borrowing costs
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	4,916	3,070
	4,916	3,070

24     Earnings per share

(a)    Basic earnings per share

	2022	2021
	$	$
From continuing operations attributable to the ordinary equity holders of the company	0.86	0.31
From discontinued operation	—	—
Total basic earnings per share attributable to the ordinary equity holders of the company	0.86	0.31

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2022

24     Earnings per share (cont.)

(b)    Diluted earnings per share

	2022	2021
	$	$
From continuing operations attributable to the ordinary equity holders of the company	0.86	0.31
From discontinued operations	—	—
Total diluted earnings per share attributable to the ordinary equity holders of the company	0.86	0.31

(c)     Weighted average number of shares used as the denominator

	2022	2021
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	2,582,487	2,582,487
Adjustments for calculation of diluted earnings per share:	—	—
Amounts uncalled on partly paid shares and calls in arrears	—	—
Options	—	—
Deferred shares	—	—
Convertible notes	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	2,582,487	2,582,487

25     Statutory Information

The registered office and principal place of business of the company is:

Australian Oilseeds Investments Pty Ltd
Unit 2
100 Park Road
SLACKS CREEK QLD 4127

Directors’ Declaration

The directors of the Company declare that:

1.      The consolidated financial statements and notes, as set out on pages F-29, are in accordance with and:

a.      comply with International Financial Reporting Standards; and

b.      give a true and fair view of the financial position as at 30 June 2022 and of the performance for the year ended on that date of the Company and consolidated group.

2.      In the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director	....................................................

Dated

Directors’ Report
For the year ended 30 June 2021

The directors present their report, together with the consolidated financial statements of the Group, being the Company and its controlled entities, for the financial year ended 30 June 2021.

1.      General information

Information on directors

The names of each person who has been a director during the year and to the date of this report are:

Gary Seaton

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal activities

The principal activities of the Group during the financial year were the mill of GMO free conventional and organic oilseeds to produce vegetable oils and related products.

No significant change in the nature of these activities occurred during the year.

2.      Operating results and review of operations for the year

Operating results

The consolidated profit of the Group amounted to $ 789,392 (2020: $ 298,608).

Dividends paid or recommended

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

3.      Other items

Significant changes in state of affairs

There have been no significant changes in the state of affairs of entities in the Group during the year.

Events after the reporting date

The Company has signed head of agreement to procure the plant equipment with United Engineering about USD1,581,830. The equipment is expected to arrive in Cootamundra NSW in November and December 2022, and the factory expansion will be completed and start commission in September 2023.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

Future developments and results

The entity is a for-profit small proprietary company and will likely be foreign owned/controlled in future (towards the end of 2022) upon the successful completion of SPAC merger. Once the entity is foreign-owned, a financial report will be required to be prepared and audited and lodged with ASIC in accordance with Chapter 2M of the Corporations Act.

Environmental issues

The Group’s operations are not regulated by any significant environmental regulations under a law of the Commonwealth or of a state or territory of Australia.

Directors’ Report

For the year ended 30 June 2021

3.      Other items (cont.)

Indemnification and insurance of officers and auditors

No indemnities have been given or insurance premiums paid, during or since the end of the financial year, for any person who is or has been an officer or auditor of Australian Oilseeds Investments Pty Ltd.

Auditor’s independence declaration

The lead auditor’s independence declaration in accordance with section 307C of the Corporations Act 2001, for the year ended 30 June 2021 has been received and can be found on page 3 of the consolidated financial report.

Signed in accordance with a resolution of the Board of Directors:

Director: ...............................................................

Dated this .............................. day of ..............................

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the Year Ended 30 June 2021

	Note	2021	2020
		$	$
Sales revenue		12,289,855	12,993,231
Cost of sales		(9,308,790)	(10,365,090)
Gross profit		2,981,065	2,628,141
Other income		462,725	306,889
Administrative expenses		(732,843)	(629,918)
Finance expenses	23	(419,261)	(605,465)
Occupancy costs		(75,785)	(77,521)
Employee benefits expense		(1,023,947)	(808,359)
Depreciation		(402,562)	(515,159)
Profit before income tax		789,392	298,608
Income tax expense	4	—	—
Profit from continuing operations		789,392	298,608
Profit for the year		789,392	298,608
Other comprehensive income for the year, net of tax		—	—
Total comprehensive income		789,392	298,608
Profit attributable to:
Members of the parent entity		652,612	211,632
Non-controlling interest		(136,780)	(86,976)
		789,392	298,608
Total comprehensive income attributable to:
Members of the parent entity		652,612	211,632
Non-controlling interest		136,780	86,976
		789,392	298,608
Earnings per share attributable to the ordinary equity holders of the parent
Profit or loss
Basic earnings per share (cents)		25.34	8.19
Diluted earnings per share (cents)		25.34	8.19
Profit or loss from continuing operations
Basic earnings per share (cents)		25.34	8.19
Diluted earnings per share (cents)		25.34	8.19

The accompanying notes form part of these financial statements.

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Financial Position
As At 30 June 2021

	Note	2021	2020
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	317,881	19,571
Trade and other receivables	6	747,778	426,119
Inventories	7	2,039,762	1,163,000
Other assets	10	800,582	16,621
TOTAL CURRENT ASSETS		3,906,003	1,625,311
NON-CURRENT ASSETS
Investments in associates	16	50,000	50,000
Property, plant and equipment	8	7,948,144	8,169,273
Intangible assets	9	2,582,495	2,582,495
TOTAL NON-CURRENT ASSETS		10,580,639	10,801,768
TOTAL ASSETS		14,486,642	12,427,079

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	11	2,587,180	2,872,696
Borrowings	12	5,826,131	4,667,550
Contract liabilities		635,451	—
Employee benefits	13	39,392	29,517
TOTAL CURRENT LIABILITIES		9,088,154	7,569,765
NON-CURRENT LIABILITIES
Borrowings	12	1,439,532	1,343,504
TOTAL NON-CURRENT LIABILITIES		1,439,532	1,343,504
TOTAL LIABILITIES		10,527,686	8,913,269
NET ASSETS		3,958,956	3,513,810

EQUITY
Issued capital		2,582,487	2,582,487
Retained earnings		827,199	238,405
Total equity attributable to equity holders of the Company		3,409,686	2,820,892
Non-controlling interest		549,270	692,918
TOTAL EQUITY		3,958,956	3,513,810

The accompanying notes form part of these financial statements.

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Changes in Equity
For the Year Ended 30 June 2021

2021	Ordinary Shares	Retained Earnings	Non-controlling Interests	Total
	$	$	$	$
Balance at 1 July 2020	2,582,482	238,410	692,918	3,513,810
Profit attributable to members of the parent entity	—	588,794	200,599	789,393
Transactions with owners in their capacity as owners
De-recognition of non-controlling interests	—	—	(344,247)	(344,247)
Balance at 30 June 2021	2,582,482	827,204	549,270	3,958,956
2020	Ordinary Shares	Retained Earnings	Non-controlling Interests	Total
	$	$	$	$
Balance at 1 July 2019	2,582,482	26,778	549,938	3,159,198
Profit attributable to members of the parent entity	—	211,632	142,980	354,612
Transactions with owners in their capacity as owners
Balance at 30 June 2020	2,582,482	238,410	692,918	3,513,810

The accompanying notes form part of these financial statements

Australian Oilseeds Investments Pty Ltd
Consolidated Statement of Cash Flows
For the Year Ended 30 June 2021

	Note	2021	2020
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		11,964,823	13,240,967
Payments to suppliers and employees		(12,442,281)	(12,155,888)
Cash receipts from government support for Covid-19		201,787	—
Cash receipts from government grant of research and development		176,495	—
Interest paid		(419,260)	(605,465)
Net cash provided by/(used in) operating activities	19	(518,436)	479,614

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceed from sale of property, plant and equipment		—	7,592
Purchase of property, plant and equipment		(93,616)	—
Net cash provided by/(used in) investing activities		(93,616)	7,592

CASH FLOWS FROM FINANCING ACTIVITIES:
Acqusition of NCI portion of shares		(344,246)	—
Proceeds from borrowings		1,334,608	—
Repayment of borrowings		(80,000)	(645,635)
Net cash provided by/(used in) financing activities		910,362	(645,635)
Net increase/(decrease) in cash and cash equivalents held		298,310	(158,429)
Cash and cash equivalents at beginning of year		19,571	178,000
Cash and cash equivalents at end of financial year	5	317,881	19,571

The accompanying notes form part of these financial statements

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

1       Basis of Preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 2. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in AUD, which is also the Group’s functional currency.

Amounts are rounded to the nearest dollar, unless otherwise stated.

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effect are disclosed in note 3.

2       Summary of Significant Accounting Policies

(a)    Revenue and other income

Revenue from contracts with customers

The core principle of IFRS 15 is that revenue is recognised on a basis that reflects the transfer of promised goods or services to customers at an amount that reflects the consideration the Group expects to receive in exchange for those goods or services. Revenue is recognised by applying a five-step model as follows:

1. Identify the contract with the customer

2. Identify the performance obligations

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations

5. Recognise revenue as and when control of the performance obligations is transferred

Generally the timing of the payment for sale of goods and rendering of services corresponds closely to the timing of satisfaction of the performance obligations, however where there is a difference, it will result in the recognition of a receivable, contract asset or contract liability.

None of the revenue streams of the Group have any significant financing terms as there is less than 12 months between receipt of funds and satisfaction of performance obligations.

Specific revenue streams

The revenue recognition policies for the principal revenue streams of the Group are:

Wholesale revenue

Revenue from sales made to wholesale customers is recognised when control of the goods has transferred, being the point in time when 1) the goods have been shipped to the wholesaler and 2) the wholesaler has full discretion over the subsequent distribution of the goods and the price at which the goods are sold. Based on the terms of the contract, at the time the goods are shipped, the wholesaler is deemed to have accepted the products and therefore assumes any related inventory risk (e.g. obsolescence or other loss).

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

2       Summary of Significant Accounting Policies (cont.)

On delivery of the goods to the wholesaler (i.e. when they are shipped), the Company recognises a receivable as this represents the point in time at which the Company’s right to consideration becomes unconditional, as only the passage of time is required before payment is due.

Other income

Other income is recognised on an accrual basis when the Company is entitled to it.

(b)    Income Tax

The tax expense recognised in the consolidated statement of profit or loss and other comprehensive income comprises current income tax expense plus deferred tax expense.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. Current tax liabilities (assets) are measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

(c)     Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(d)    Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realisable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(e)     Property, plant and equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment.

Land and buildings

Land and buildings are measured using the cost model.

Plant and equipment

Plant and equipment are measured using the cost model.

Depreciation

Property, plant and equipment, excluding freehold land, is depreciated on a straight-line basis over the assets useful life to the Group, commencing when the asset is ready for use.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

2       Summary of Significant Accounting Policies (cont.)

The depreciation rates used for each class of depreciable asset are shown below:

Fixed asset class	Depreciation rate
Buildings	3%
Plant and Equipment	3% to 33%
Motor Vehicles	17% to 25%
Office Equipment	3% to 50%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

(f)     Financial instruments

Financial instruments are recognised initially on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial assets

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification

On initial recognition, the Group classifies its financial assets into the following categories, those measured at:

•        amortised cost

•        fair value through profit or loss — FVTPL

•        fair value through other comprehensive income — equity instrument (FVOCI — equity)

•        fair value through other comprehensive income — debt investments (FVOCI — debt)

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets.

Amortised cost

Assets measured at amortised cost are financial assets where:

•        the business model is to hold assets to collect contractual cash flows; and

•        the contractual terms give rise on specified dates to cash flows are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets measured at amortised cost comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Subsequent to initial recognition, these assets are carried at amortised cost using the effective interest rate method less provision for impairment.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

2       Summary of Significant Accounting Policies (cont.)

Interest income, foreign exchange gains or losses and impairment are recognised in profit or loss. Gain or loss on derecognition is recognised in profit or loss.

Financial assets through profit or loss

All financial assets not classified as measured at amortised cost or fair value through other comprehensive income as described above are measured at FVTPL.

Net gains or losses, including any interest or dividend income are recognised in profit or loss.

Impairment of financial assets

Impairment of financial assets is recognised on an expected credit loss (ECL) basis for the following assets:

•        financial assets measured at amortised cost

•        debt investments measured at FVOCI

When determining whether the credit risk of a financial assets has increased significant since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis based on the Group’s historical experience and informed credit assessment and including forward looking information.

The Group uses the presumption that an asset which is more than 30 days past due has seen a significant increase in credit risk.

The Group uses the presumption that a financial asset is in default when:

•        the other party is unlikely to pay its credit obligations to the Group in full, without recourse to the Group to actions such as realising security (if any is held); or

•        the financial assets is more than 90 days past due.

Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows expected to be received. This is applied using a probability weighted approach.

Trade receivables and contract assets

Impairment of trade receivables and contract assets have been determined using the simplified approach in IFRS 9 which uses an estimation of lifetime expected credit losses. The Group has determined the probability of non-payment of the receivable and contract asset and multiplied this by the amount of the expected loss arising from default.

The amount of the impairment is recorded in a separate allowance account with the loss being recognised in finance expense. Once the receivable is determined to be uncollectable then the gross carrying amount is written off against the associated allowance.

Where the Group renegotiates the terms of trade receivables due from certain customers, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognised in profit or loss.

Other financial assets measured at amortised cost

Impairment of other financial assets measured at amortised cost are determined using the expected credit loss model in IFRS 9. On initial recognition of the asset, an estimate of the expected credit losses for the next 12 months is recognised. Where the asset has experienced significant increase in credit risk then the lifetime losses are estimated and recognised.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

2       Summary of Significant Accounting Policies (cont.)

Financial liabilities

The Group measures all financial liabilities initially at fair value less transaction costs, subsequently financial liabilities are measured at amortised cost using the effective interest rate method.

The financial liabilities of the Group comprise trade payables, bank and other loans and lease liabilities.

(g)    Impairment of non-financial assets

At the end of each reporting period the Group determines whether there is an evidence of an impairment indicator for non-financial assets.

Where an indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(h)    Intangible assets

Goodwill

Goodwill is carried at cost less accumulated impairment losses.

The value of goodwill recognised on acquisition of each subsidiary in which the Group holds less than a 100% interest will depend on the method adopted in measuring the aforementioned noncontrolling interest. The Group can elect to measure the non-controlling interest in the acquiree either at fair value (‘full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (‘proportionate interest method’). The Group determines which method to adopt for each acquisition.

Under the ‘full goodwill method’, the fair values of the non-controlling interests are determined using valuation techniques which make the maximum use of market information where available.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates.

Goodwill is not amortised but is tested for impairment annually and is allocated to the Group’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(i)     Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

2       Summary of Significant Accounting Policies (cont.)

(j)     Employee benefits

Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be wholly settled within one year have been measured at the amounts expected to be paid when the liability is settled.

Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Cashflows are discounted using market yields on high quality corporate bond rates incorporating bonds rated AAA or AA by credit agencies, with terms to maturity that match the expected timing of cashflows. Changes in the measurement of the liability are recognised in profit or loss.

(k)    Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pretax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statement of profit or loss and other comprehensive income.

(l)     Going concern

Notwithstanding the Group’s deficiency in working capital, the consolidated financial report has been prepared on the going concern basis. This basis has been adopted as the Group’s loans have not been recalled and a new banking facility is currently in negotiaions.

3       Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

The significant estimates and judgements made have been described below.

Key estimates — provisions

As described in the accounting policies, provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period. These estimates are made taking into account a range of possible outcomes and will vary as further information is obtained.

Key estimates — receivables

The receivables at reporting date have been reviewed to determine whether there is any objective evidence that any of the receivables are impaired. An impairment provision is included for any receivable where the entire balance is not considered collectible. The impairment provision is based on the best information at the reporting date.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

3       Critical Accounting Estimates and Judgments (cont.)

Key estimates — inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the year, management have valued inventory based on best estimate of the net realisable value, although until the time that inventory is sold this is an estimate.

4       Income Tax Expense

(a)     Reconciliation of income tax to accounting profit:

	2021	2020
	$	$
Profit	789,392	298,608
Tax	25.00%	26.00%
	197,348	77,638
Less:
Recoupment of prior year tax losses not previously brought to account	197,348	77,638
Income tax expense	—	—

5       Cash and Cash Equivalents

	2021	2020
	$	$
Cash at bank and in hand	313,054	20,770
Other cash and cash equivalents	4,827	(1,199)
	317,881	19,571

6       Trade and Other Receivables

	2021	2020
	$	$
CURRENT
Trade receivables	670,632	263,124
Tax receivable	77,146	124,929
Accrued income	—	38,066
Total current trade and other receivables	747,778	426,119

The carrying value of trade receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable in the financial statements.

7       Inventories

	2021	2020
	$	$
CURRENT
Raw materials and consumables	2,039,762	1,163,000

Write downs of inventories to net realisable value during the year were $ NIL (2020: $ NIL).

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

8       Property, plant and equipment

	2021	2020
	$	$
LAND AND BUILDINGS
Freehold land
At cost	312,377	312,377
Total Land	312,377	312,377
Buildings
At cost	5,805,005	5,805,005
Accumulated depreciation	(812,571)	(670,183)
Total buildings	4,992,434	5,134,822
Total land and buildings	5,304,811	5,447,199
PLANT AND EQUIPMENT
Plant and equipment
At cost	5,364,142	5,211,364
Accumulated depreciation	(2,755,820)	(2,539,267)
Total plant and equipment	2,608,322	2,672,097
Motor vehicles
At cost	106,668	106,668
Accumulated depreciation	(93,386)	(79,302)
Total motor vehicles	13,282	27,366
Office equipment
At cost	175,901	183,257
Accumulated depreciation	(154,172)	(160,646)
Total office equipment	21,729	22,611
Total plant and equipment	2,643,333	2,722,074
Total property, plant and equipment	7,948,144	8,169,273

(a)     Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	$	$	$	$	$	$
Year ended 30 June 2021
Balance at the beginning of the year	312,377	5,134,822	2,672,097	27,366	22,611	8,169,273
Additions	—	—	152,778	—	34,496	187,274
Depreciation expense	—	(142,388)	(216,553)	(14,084)	(21,195)	(394,220)
Assets classified as held for sale and other disposals	—	—	—	—	(14,183)	(14,183)
Balance at the end of the year	312,377	4,992,434	2,608,322	13,282	21,729	7,948,144

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

8       Property, plant and equipment (cont.)

	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	$	$	$	$	$	$
Year ended 30 June 2020
Balance at the beginning of the year	312,377	5,273,531	2,914,519	41,450	22,848	8,564,725
Additions	—	—	7,201	—	3,253	10,454
Depreciation expense	—	(137,266)	(249,623)	(14,084)	(3,490)	(404,463)
Assets classified as held for sale and other disposals	—	—	—	—	(1,443)	(1,443)
Balance at the end of the year	312,377	5,136,265	2,672,097	27,366	21,168	8,169,273

9       Intangible Assets

	2021	2020
	$	$
Intangible assets
Goodwill
Goodwill (Cost model)	2,582,495	2,582,495
Total Intangible assets	2,582,495	2,582,495

10     Other non-financial assets

	2021	2020
	$	$
CURRENT
Prepayments	800,582	16,621

11     Trade and Other Payables

	2021	2020
	$	$
CURRENT
Trade payables	2,512,606	2,850,361
Sundry payables and accrued expenses	39,781	—
Other payables	34,793	22,335
	2,587,180	2,872,696

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

12     Borrowings

	2021	2020
	$	$
CURRENT
Unsecured liabilities:
Related party payables	3,576,130	2,717,550
	3,576,130	2,717,550
Secured liabilities:
Bank loans	2,250,000	1,950,000
Total current borrowings	5,826,130	4,667,550

NON-CURRENT
Unsecured liabilities:
Related party payables	1,303,504	1,343,504
Secured liabilities:
Bank loans	136,028	—
Total non-current borrowings	1,439,532	1,343,504

Westpac as sole lenders, have total 2.2m secured by first mortgages over the group’s freehold land and buildings. Lease liabilities are secured by the related leased assets.

The financial assets pledged as collateral represent a floating charge and cannot be disposed of without consent of the financier.

Related party loan of 3.2m is owed to JSKS Enterprises Pty Ltd which is the trustee of Gary Seaton Family Trust, and interest rate charge is 6% per annum.

The remaining of $260,000 related party loan relates to interest free loan owed to CQ Oilseeds Pty Ltd.

13     Employee Benefits

	2021	2020
	$	$
Current liabilities
Provision for employee benefits	39,392	29,517
	39,392	29,517

14     Issued Capital

	2021	2020
	$	$
2,582,487 (2020: 2,582,487) Ordinary shares	2,582,487	2,582,487

(a)     Ordinary shares

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Company. On a show of hands at meetings of the Company, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

14     Issued Capital (cont.)

On July 22, 2019, the Company engaged in a share buyback transaction in which it repurchased $2,582,482 worth of its ordinary shares from Betar Investments Pty Ltd. The consideration for this transaction was $1,122,180, which was fully offset by a deed of share transfer involving PYRENEES Hay Processors Company Pty Ltd (which transferred 1,000,000 ordinary shares worth $1,057,750) and Premier Feed & Fibre Pty Ltd (which transferred 8,677 ordinary shares worth $65,000) to Betar Investments Pty Ltd.

As part of the supplementary agreement to the deed of share transfer, Betar Investments Pty Ltd also provided a loan of $1,293,616 to Cowcumbla Investment with an interest rate of 6% per annum. This loan was secured by registering a second mortgage over Lot 12 in Deposited Plan 1075678, which is land owned by Cowcumbla Investments.

On July 22, the Company acquired a controlling interest of 70.9% in Cowcumbla Investment, resulting in the recognition of $2,582,495 in goodwill against the net asset value of Cowcumbla Investment, which was valued at $1,890,162 for the entire share interest (100%).

On 18 Feb 2021, the Company purchased 239,823 shares from the minority interest shareholders by $1.40 per share to obtain 1,684,881 ordinary shares of the Company, which account for 82.7% interest.

15     Key management personnel compensation

Key management personnel remuneration included within employee expenses for the year is shown below:

	2021	2020
	$	$
Short-term employee benefits	119,999	119,999
Post-employment benefits	11,400	11,400
	131,399	131,399

16     Interests in Associates

Set out below are the associates and joint ventures of the group as at 30 June 2022 which, in the opinion of the directors, are material to the group. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

	Principal place of business/Country of Incorporation	Percentage Owned (%)* 2021	Percentage Owned (%)* 2020
Name of entity:
Good Earth Oils Pty Ltd	Australia	50	50

Good Earth Oils Pty Ltd

Good Earth Oils Pty Ltd is a Sales & Marketing company who promote editable oils to Australian local market through local supermarket retail chains. Its product range branding canola oils and vegetable oils under its unique branding “Cold Pressed No GMO” mostly sourced from the company group.

17     Contingencies

In the opinion of the Directors, the Company did not have any contingencies at 30 June 2021 (30 June 2020:nil).

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

18     Related Parties

(a)     The Group’s main related parties are as follows:

Key management personnel — refer to Note 15.

Associates — refer to Note 16

Subsidiaries — refer to Note 22

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

(b)    Transactions with related parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

The following transactions occurred with related parties:

	Purchases	Sales
	$	$
Related parties
Energreen Nutrition Australia Pty Ltd	3,929,819	644,038
Good Earths Oils	6,462	10,255

(c)     Loans to/from related parties

	Balance	Interest paid/payable
	$	$
Loans from related parties
2021	2,798,560	777,568

(d)    Superannuation contributions

	2021	2020
	$	$
Contributions to superannuation funds on behalf of employees	81,841	67,550

19     Cash Flow Information

(a)     Reconciliation of cash

Cash at the end of the financial year as shown in the consolidated statement of cash flows is reconciled to items in the consolidated statement of financial position as follows:

	2021	2020
	$	$
Cash and cash equivalents	317,881	19,571

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

19     Cash Flow Information (cont.)

(b)    Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

Profit for the year	652,611	211,631
Cash flows excluded from profit attributable to operating activities	48,967	86,977
Non-cash flows in profit:
– depreciation	402,561	515,159
Changes in assets and liabilities:
– (increase)/decrease in trade and other receivables	(321,659)	(59,153)
– (increase)/decrease in other assets	(783,961)	500,095
– (increase)/decrease in inventories	(876,762)	466,248
– increase/(decrease) in trade and other payables	349,934	(1,209,386)
– increase/(decrease) in provisions	9,873	(31,957)
Cash flows from operations	(518,436)	479,614

20     Net Tangible Assets

Net tangible assets per ordinary share have been determined using the net assets on the consolidated statement of financial position adjusted for non-controlling interests, intangible assets and goodwill.

21     Events Occurring After the Reporting Date

The consolidated financial report was authorised for issue on by the board of directors.

The Company has signed head of agreement to procure the plant equipment with United Engineering about USD1,581,830. The equipment is expected to arrive in Cootamundra NSW in November and December 2022, and the factory expansion will be completed and start commission in September 2023.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

22     Parent entity

The group is controlled by the following entities:

	Principal place of business/ Country of Incorporation	Percentage Owned (%)* 2021	Percentage Owned (%)* 2020
Parent entities:
JSKS (Trustee as Gary Seaton Family Trust) (ultimate parent entity and controlling party)	Australia	100	100

____________

*        The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

22     Parent entity (cont.)

The following information has been extracted from the books and records of the parent, Australian Oilseeds Investments Pty Ltd and has been prepared in accordance with Accounting Standards.

The financial information for the parent entity, Australian Oilseeds Investments Pty Ltd has been prepared on the same basis as the consolidated financial statements except as disclosed below.

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the consolidated financial statements of the parent entity. Dividends received from associates are recognised in the parent entity profit or loss, rather than being deducted from the carrying amount of these investments.

Tax consolidation legislation

Australian Oilseeds Investments Pty Ltd and its wholly-owned Australian subsidiaries have formed an income tax consolidated group.

Each entity in the tax consolidated group accounts for their own current and deferred tax amounts. These tax amounts are measured using the ‘stand-alone taxpayer’ approach to allocation.

Current tax liabilities (assets) and deferred tax assets arising from unused tax losses and tax credits in the subsidiaries are utilised in subsidiaries individual level.

	2021	2020
	$	$
Statement of Financial Position
Assets
Current assets	73,568	19,079
Non-current assets	6,033,494	5,485,434
Total Assets	6,107,062	5,504,513

Liabilities
Current liabilities	3,642,111	3,032,071
Total Liabilities	3,642,111	3,032,071

Equity
Issued capital	2,582,487	2,582,487
Retained earnings	(117,536)	(110,045)
Total Equity	2,464,951	2,472,442

Statement of Profit or Loss and Other Comprehensive Income
Total profit or loss for the year	11,799	(191,555)
Total comprehensive income	11,799	(191,555)

23     Finance Costs

	2021	2020
	$	$
Interest expense
Interest paid	419,261	605,465
Total finance expenses	419,261	605,465

Capitalised borrowing costs
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	3,070	—
	3,070	—

Australian Oilseeds Investments Pty Ltd
Notes to the Financial Statements
For the Year Ended 30 June 2021

24     Earnings per share

(a)    Basic earnings per share

	2021	2020
	$	$
From continuing operations attributable to the ordinary equity holders of the company	0.31	0.12
From discontinued operation	—	—
Total basic earnings per share attributable to the ordinary equity holders of the company	0.31	0.12

(b)    Diluted earnings per share

	2021	2020
	$	$
From continuing operations attributable to the ordinary equity holders of the company	0.31	0.12
From discontinued operations	—	—
Total diluted earnings per share attributable to the ordinary equity holders of the company	0.31	0.12

(c)     Weighted average number of shares used as the denominator

	2021	2020
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	2,582,487	2,582,487
Adjustments for calculation of diluted earnings per share:	—	—
Amounts uncalled on partly paid shares and calls in arrears	—	—
Options	—	—
Deferred shares	—	—
Convertible notes	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	2,582,487	2,582,487

25     Statutory Information

The registered office and principal place of business of the company is:

Australian Oilseeds Investments Pty Ltd
Unit 2
100 Park Road
SLACKS CREEK QLD 4127

Directors’ Declaration

The directors of the Company declare that:

1.      The consolidated financial statements and notes, as set out on pages F-51, are in accordance with the Corporations Act 2001 and:

a.      comply with International Financial Reporting Standards; and

b.      give a true and fair view of the financial position as at 30 June 2021 and of the performance for the year ended on that date of the Company and consolidated group.

2.      In the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director	....................................................

Dated

ANNEX A

BUSINESS COMBINATION AGREEMENT

Annex A-1

ANNEX B

PUBCO AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Annex B-1

ANNEX C

PLAN OF MERGER

Annex C-1

ANNEX D

EQUITY INCENTIVE PLAN

Annex D-1

ANNEX E

FORM OF PROXY CARD

Annex E-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, or the consequences of committing a crime. Pubco’s amended and restated memorandum and articles of association will provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Cayman Islands law, and EDOC’s amended and restated memorandum and articles of association provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Cayman Islands law.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Pubco has entered or will enter into indemnification agreements with directors, officers, and some employees. The indemnification agreements will require Pubco, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1(1)(2)

Business Combination Agreement, dated as of December 5, 2022, by and among EDOC Acquisition Corp., American Physicians LLC, Australian Oilseeds Holdings Limited, upon execution of a joinder agreement to become party thereto, AOI Merger Sub, upon execution of a joinder to become party thereto, Australian Oilseeds Investments Pty Ltd., Gary Seaton, in the capacity thereunder as the Seller Representative, and the shareholders of AOI named as Sellers therein (incorporated by reference to Exhibit 2.1 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).

2.2*	Amendment No. 1 to Business Combination, dated as of March 31, 2023, by and among EDOC Acquisition Corp., American Physicians LLC, Australian Oilseeds Holdings Limited and AOI Merger Sub.
3.1	Memorandum and Articles of Association of Pubco.
3.2	Form of Amended and Restated Memorandum and Articles of Association of Pubco (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).
3.3	Form of Fourth Amended and Restated Memorandum and Articles of Association of EDOC (incorporated by reference to Exhibit 3.1 of EDOC’s Form 8-K filed with the SEC on February 15, 2023).
4.1	Specimen Unit Certificate of EDOC (incorporated by reference to Exhibit 4.1 of EDOC’s Registration Statement on Form S-1 filed with the SEC on November 5, 2020).
4.2	Specimen Ordinary Share Certificate of EDOC (incorporated by reference to Exhibit 4.2 of EDOC’s Registration Statement on Form S-1 filed with the SEC on November 5, 2020).
4.3	Specimen Warrant Certificate of EDOC (incorporated by reference to Exhibit 4.3 of EDOC’s Registration Statement on Form S-1 filed with the SEC on November 5, 2020).
4.4	Specimen Rights Certificate of EDOC (incorporated by reference to Exhibit 4.5 of EDOC’s Registration Statement on Form S-1 filed with the SEC on November 5, 2020).
4.5

Warrant Agreement, dated as of November 9, 2020, by and between EDOC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.5 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).

4.6

Rights Agreement, dated as of November 9, 2020, by and between EDOC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.6 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).

5.1*	Opinion of Maples and Calder (Hong Kong) LLP.
8.1	Form of Tax opinion of Ellenoff Grossman & Schole LLP.
10.1

Letter Agreement, dated November 9, 2020, by and among EDOC, its initial shareholders, directors and officer (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).

Exhibit No.	Description
10.2

Investment Management Trust Agreement, dated November 9, 2020, by and between EDOC and CST, as trustee (incorporated by reference to Exhibit 10.2 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).

10.3

Registration Rights Agreement, dated as of November 9, 2020, by and between EDOC and certain securityholders (incorporated by reference to Exhibit 10.6 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).

10.4

Unit Subscription Agreement, dated as of November 9, 2020, by and between EDOC and American Physicians LLC. (incorporated by reference to Exhibit 10.4 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).

10.5	Unit Subscription Agreement, dated as of November 9, 2020, by and between EDOC and I-Bankers (incorporated by reference to Exhibit 10.5 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).
10.6(2)

Business Combination Marketing Agreement, dated as of November 9, 2020, by and between EDOC and I-Bankers (incorporated by reference to Exhibit 10.7 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).

10.7(2)	Form of Lock-Up Agreement, dated as of December 5, 2022(incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
10.8(2)	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.2 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
10.9

Form of Sponsor Support Agreement, dated as of December 5, 2022, by and among EDOC Acquisition Corp, American Physicians LLC, Australian Oilseeds Holdings Limited and certain insiders of EDOC Acquisition Corp. party thereto (incorporated by reference to Exhibit 10.3 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).

10.10

Insider Letter Amendment, dated as of December 5, 2022, by and among EDOC Acquisition Corp, American Physicians LLC, Australian Oilseeds Holdings Limited, and certain shareholders of EDOC Acquisition Corp. party thereto (incorporated by reference to Exhibit 10.4 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).

10.11*	Supply Agreement, dated June 22, 2022, between Cootamundra Oilseeds Pty Ltd and Energreen Nutrition Australia Pty Ltd.
10.12	Loan Agreement between Australian Oilseeds Investments Pty Ltd. and JSKS Enterprises Pty Ltd. for AUD$405,000, dated March 4, 2022.
10.13	Loan Agreement between Australian Oilseeds Investments Pty Ltd. and Energreen Nutrition Australia Pty Ltd. for AUD$767,320, dated September 1, 2022.
10.14	Loan Agreement between Australian Oilseeds Investments Pty Ltd. and Energreen Nutrition Australia Pty Ltd. for AUD$123,077, dated September 1, 2022.
10.15	Promissory Note of EDOC, dated August 25, 2022 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on August 29, 2022).
10.16	Promissory Note of EDOC, dated October 6, 2022 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on October 12, 2022).
10.17	Promissory Note of EDOC, dated November 16, 2022 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on November 21, 2022).
10.18	Promissory Note of EDOC, dated January 10, 2023, 2022 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on January 13, 2023).
10.19	Promissory Note of EDOC, dated February 14, 2023 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on February 15, 2023).
10.20	Australian Oilseeds Holdings Limited Equity Incentive Plan
10.21	Australian Oilseeds Form of Restricted Stock Award Notice and Agreement
10.22	Australian Oilseeds Form of Restricted Stock Unit Notice and Agreement
10.23	Australian Oilseeds Form of Stock Option Notice and Agreement
10.24	Australian Oilseeds Form of Share Appreciation Right Notice and Agreement
21.1	List of Subsidiaries of Pubco Post-Business Combination.
23.1*	Consent of Marcum LLP.
23.2*	Consent of BF Borgers CPA PC.
23.3	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).
23.4	Consent of Ellenoff Grossman & Schole LLP (included as part of Exhibit 8.1).

Exhibit No.	Description
99.1*	Form of Proxy Card for Extraordinary General Meeting of Shareholders of EDOC (included as Annex E to the proxy statement/prospectus).
99.2	Consent of Kevin Chen to be Named as a Director.
99.3	Consent of Kapil Singh to be Named as a Director.
99.4	Consent of Gowri Shankar to be Named as a Director.
99.5	Consent of Menaka Athukorala to be Named as a Director.
107*	Filing fee table

____________

*        To be filed.

(1)      The exhibits to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted information to the SEC upon its request.

(2)      Portions of the exhibit, including certain private and confidential information has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [_____], on the [    ] day of March, 2023.

Australian Oilseeds Holdings Limited
By:	/s/ Gary Seaton
Name:	Gary Seaton
Title:	Chairman and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Gary Seaton	Chief Executive Officer and Sole Director	March 31, 2023
Gary Seaton	(Principal Executive Officer)
/s/ Bob Wu	Chief Financial Officer and	March 31, 2023
Bob Wu	(Principal Accounting and Financial
Officer)

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act, the undersigned, the duly undersigned representative in the United States of American in the District of Columbia, has signed this registration statement on March [__], 2023.

By:	/s/ Debbie A. Klis
Name:	Debbie A. Klis
Title:	Registrant’s Counsel/Authorized Representative